
13001430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Received SEC
MAY 1 3 2013
Washington, DC 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

001-35061
(Commission File No.)

NeoPhotonics Corporation
(Exact name of Registrant as specified in its charter)

Delaware	94-3253730
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2911 Zanker Road
San Jose, California 95134
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code:
+1 (408) 232-9200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.0025 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting Company)	Small reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2012, the approximate aggregate market value of voting stock held by non-affiliates of the Registrant, based upon the last sale price of the Registrant's common stock on the last business day of the Registrant's most recently completed second fiscal quarter, June 30, 2012 (based upon the closing sale price of the Registrant's common stock on the New York Stock Exchange), was approximately $97,572,400. This calculation excludes 10,385,805 shares held by directors, executive officers and stockholders affiliated with our directors and executive officers.

As of February 28, 2013, the Registrant had 30,589,498 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the Registrant's 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days of the Registrant's fiscal year ended December 31, 2012.

NEOPHOTONICS CORPORATION
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2012
Table of Contents

		Page
	Part I	
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	42
Item 2.	Properties	42
Item 3.	Legal Proceedings	43
Item 4.	Mine Safety Disclosure	43
	Part II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	44
Item 6.	Selected Financial Data	46
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	48
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	61
Item 8.	Financial Statements and Supplementary Data	63
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	111
Item 9A.	Controls and Procedures	111
Item 9B.	Other Information	112
	Part III	
Item 10.	Directors, Executive Officers and Corporate Governance	113
Item 11.	Executive Compensation	113
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	113
Item 13.	Certain Relationships and Related Transactions, and Director Independence	114
Item 14.	Principal Accounting Fees and Services	114
	Part IV	
Item 15.	Exhibits, Financial Statements Schedules	115

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements including statements concerning our possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities and the effects of competition. Such statements are based upon our management's beliefs and assumptions and on information currently available to us. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors in this Annual Report on Form 10-K are discussed in greater detail under the heading "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this Annual Report on Form 10-K. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

BUSINESS

Overview

We are a leading designer and manufacturer of photonic integrated circuit, or PIC, -based optoelectronic modules and subsystems for bandwidth-intensive, high-speed communications networks.

Our products are designed to enable cost-effective, high-speed data transmission and efficient allocation of bandwidth over communications networks. We have a portfolio of over 40 product families, including products that enable data transmission at 10 gigabits per second, or Gbps, 40Gbps and 100Gbps, agility products such as drop modules for use in ROADM, or reconfigurable add/drop multiplexer, nodes and tunable lasers that are used to dynamically allocate bandwidth to adjust for traffic patterns, and access products that provide high-bandwidth connections to more devices and people over fixed and wireless networks.

Our PIC technology utilizes proprietary design elements that provide optical functionality on a silicon or III-V semiconductor chip and includes active PIC design elements including lasers, modulators and photodiodes. Our PIC devices can integrate many more functional elements than discretely packaged components, enabling increased functionality in a small form factor while reducing packaging and interconnection costs. In addition, the cost advantages of PIC-based components are similar to the economics of semiconductor wafer mass manufacturing, where the marginal cost of producing an incremental chip is much less than that of a discrete component.

We have research and development and wafer fabrication facilities in San Jose and Fremont, California which coordinate with our research and development and manufacturing facilities in Shenzhen and Wuhan, China, Tokyo, Japan and Ottawa, Canada. We utilize proprietary design tools and design-for-manufacturing techniques to align our design process with our precision nanoscale, vertically integrated manufacturing and testing capabilities. We sell our products to the leading network equipment vendors globally, which we refer to as our Tier 1 customers.

We were incorporated in the State of Delaware in October 1996 as NanoGram Corporation, and we changed our name to NeoPhotonics Corporation in 2002. Our principal offices are located at 2911 Zanker Road, San Jose, CA 95134, and our telephone number is +1 (408) 232-9200. Our website address is *www.neophotonics.com*. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

We have completed several acquisitions as follows:

- In March 2003, we acquired Lightwave Microsystems Corporation, a developer and fabricator of photonic integrated circuits;
- In March 2006, we completed the acquisition of Photon Technology Co., Ltd. (now named NeoPhotonics (China) Co., Ltd.), a manufacturer of active optoelectronics, transceivers and modules;
- In June 2006, we acquired Lightconnect, Inc., which expanded our product portfolio by adding a line of micro-electromechanical systems based optical components and modules;
- In June 2006, we acquired OpTun, Inc., a developer of ROADM technology;
- In August 2006, we completed an acquisition of BeamExpress, Inc., an integrator of active indium phosphide telecommunications devices in parallel optics high-speed transceivers;
- In November 2006, we acquired Paxera Corporation, a developer of tunable technology for dynamically reconfigurable networks;
- In February 2008, we acquired certain assets and intellectual property from Mitsubishi Electric Corporation relating to the manufacture of high-speed transceivers; and
- In October 2011, we acquired Santur, a designer and manufacturer of optical indium phosphide (InP)-based PIC products.

In addition, in January 2013 we signed a definitive agreement to acquire the optical semiconductor business unit of LAPIS Semiconductor Co., Ltd. (OCU) in Japan. OCU is a leading provider of lasers, drivers, and detectors for high speed 100G applications. When closed, we believe this acquisition will enhance our position in 100G products. We expect this transaction to be completed in the first or second quarter of 2013.

In the first quarter of 2012, we completed the sale of a component of our business, Shenzhen Photon Broadband Technology Co., Ltd. (Broadband), a subsidiary in China. We decided to sell Broadband because the nature of Broadband's business, the development and sale of hybrid fiber coaxial subsystems for cable television transmission, is different than our core technology and strategy.

Our solutions

We offer a broad portfolio of products that are critical in enabling speed, agility and access across communications networks. The key benefits of our solutions include:

- *Enabling service providers to cost-effectively deploy and rapidly scale high-bandwidth capacity networks.* Our solutions are designed to be compatible with existing network architectures and enable incremental system upgrades, enabling service providers to scale network capacity and cost-effectively deploy enhanced services over existing optical fiber infrastructure.
- *Simplifying communications networks implementation through large scale integration.* Our products are designed to simplify communications networks deployments by delivering high levels of functional integration through our PIC solutions, which combine multiple discrete elements on a single silicon chip. Our PIC-based approach is designed to enable us to deliver the increased performance necessary for 100Gbps, while also being designed to reduce cost and physical size.

- *Enabling acceleration of time-to-market for network equipment vendors.* We believe our technology enables service providers to implement new features and scale network capacity rapidly and cost-effectively to meet time-to-market requirements. Our products are developed using proprietary PIC-based design elements, which are similar in concept to standard design cells used in the semiconductor industry. These elements can be used as building blocks to construct complex modules and subsystems.
- *Satisfying our customers' quality and volume requirements.* We believe we are one of the highest volume PIC manufacturers in the world and have the ability to grow our capacity to meet customer demand. Our Silicon Valley, CA and China-based manufacturing facilities utilize semiconductor manufacturing techniques, such as statistical processing control and wafer scale fabrication, which are designed to produce our products in high volume at nanoscale tolerances with high yields.

Technology

We have developed expertise in the design, large-scale fabrication, high-volume module manufacturing and commercial deployment of our PIC products and technologies. The process of designing and manufacturing PICs in high volume with predictable, well-characterized performance and low manufacturing costs is complex and multi-faceted. We believe we have been able to develop the technologies that address and solve a range of interrelated problems that enable the efficient design and manufacture of complex, high-performance components, modules and subsystems for fiber optic networks. The basic elements of our technology are as follows:

Photonic integrated circuits (PICs). We have developed a set of proprietary design elements that provide optical functionality on a silicon chips and on InP chips. We utilize micron and sub-micron scale structures of multiple precision-doped silica planar waveguides and InP waveguides to fabricate functional elements such as integrated optical filters, switches and variable attenuators. By increasing the level of material doping in our planar waveguides, or by using different materials such as InP, we decrease the size of our functional elements, thereby creating a path for larger scale integration of multiple elements in the same chip area. We integrate these functional design elements into optical circuits to achieve a desired functionality and specification that is incorporated in our products.

Hybrid PIC integration. Through precise fabrication and positioning of physical features, we can integrate PIC devices fabricated on separate wafers out of different materials, matching the material to the function to improve performance attributes and reduce production costs. Our hybrid integration allows us to integrate active devices, such as photodiodes or lasers fabricated using InP, with high-performance passive devices, such as switches, routers and filters, fabricated on silicon, to provide the desired network functions in a single device.

Hardware and firmware integration. We sell our products as modules and subsystems which contain electronic hardware and firmware controls that interface directly with our customers' systems. We design the electronic hardware and develop the firmware to integrate with our optical products to meet customer specifications.

Fabrication and manufacturing processes. We have developed expertise in the technology domains relevant to high-volume fabrication and manufacturing of our PIC products with wafer-scale processes, including the complex interaction of electro-optic, thermal-optic and mechanical micro-thermal features. We have developed and characterized our complex manufacturing steps, which are analogous to those used in the semiconductor industry. Each PIC element is tested and characterized using our proprietary equipment before incorporation into our products.

Circuit design and design-for-manufacturing tools. We utilize a comprehensive set of proprietary as well as industry standard software design tools, which permit us to model relevant geometries, dimensions and thermal management for a broad range of photonic devices, which then allows us to develop products with minimal design iterations and to manufacture to a range of specifications.

Products

We have a broad portfolio of over 40 product families, including high-speed products that enable data transmission at 10Gbps, 40Gbps and 100Gbps, agility products such as drop modules for use in ROADM nodes that dynamically allocate bandwidth to adjust for volatile traffic patterns, and access products that provide high-bandwidth connections to more devices and people over fixed and wireless networks. Our products can be categorized into groups including High Speed, and Agility, Access and Other Telecom.

High Speed

High Speed refers to the ability to transmit data at high data rates. A key limitation of network capacity is the amount of data that can be transmitted through a single wavelength on a fiber from one point to another. To address this limitation, we have a portfolio of products enabling data transmission at speeds of 10Gbps, 40Gbps and 100Gbps.

Product Category	High Speed Product Description
40Gbps/100Gbps Products	Products that enable the transmission of data at speeds of 40Gbps and 100Gbps. Products for coherent transmission include integrated coherent receivers (ICR) and coherent mixers. Transceiver products include 40Gbps and 100Gbps CFP modules.
DWDM Tunable Lasers	DWDM tunable lasers that offer up to 96 channels at 20mW or 35mW and are tunable over the C or L bands. Tunable laser products include narrow linewidth tunable lasers (NLW-TL), which are designed to be used in 40Gbps and 100Gbps coherent systems.
TLMZ	Tunable Laser Mach Zhender modulator devices combine a DWDM tunable laser with a 10G modulator to constitute a tunable Transmitter Optical Sub-Assembly (T-TOSA) for 10G transponder applications.
High Speed Transceivers	Transmits data into or receives data from optical fiber and includes SFP+ and XFP modules for 10Gbps, and CFP and CFP-2 modules for 40Gbps and 100Gbps, with transmission distances up to 80 km.

Agility refers to the tunability and re-configurability of products to support efficient bandwidth allocation for growing and changing traffic patterns over communications networks. We provide a portfolio of products that enable network agility.

Product Category	Agility Product Description
Athermal Arrayed Waveguide Gratings (AWG)	Combines or separates up to 88 different optical wavelengths on a single optical fiber and does not require active stabilization against ambient temperature variations. Supports channel spacings of 50GHz and 100GHz. Products are also available in module and shelf configurations.
OADMs	Optical add and drop multiplexers (OADM) that dynamically or statically remove or add individual optical wavelengths from a single optical fiber and include programmable OADM (OADM) and variable optical attenuator multiplexer (VMUX) configurations with up to 48 channels. Products are also available in module and shelf configurations.

Access

Access refers to the ability to provide high-bandwidth connections to more devices and people over fixed and wireless networks. We offer a portfolio of products for wireless backhaul applications, fiber-to-the-home network standards and point to point networks, shown below.

Product Category	Product Description
Optical Line Terminals	Central office equipment which connects up to 64 users to the fiber optic network and includes products for GEPON and GPON systems as well as new 10GEPON and NGPON networks operating at 10Gbps.
Transceivers	SFP, SFP+ and XFP devices transmits data into or receives data from optical fiber for wireless backhaul and point to point applications and includes transceivers for 3G and 4G/LTE wireless backhaul and compact SFP transceivers for point to point networks.
Athermal AWGs and Splitters	Products for outdoor use connecting up to 64 end users to a single optical fiber which include splitters with split ratios ranging from 1x4 to 2x64 and AWGs for use in WDM-PON systems. Products do not require active compensation for temperature changes.

Other Telecom

Other telecom products refer to products that are used in other broadly deployed telecommunication systems.

Product Category	Product Description
Sonet/SDH Transceivers	Transmits data into or receives data from optical fiber and includes SFP, SFF and SC modules that transmit data at 2.5 Gbps and below.
Thermal Arrayed Waveguide Gratings (AWG)	Combines or separates up to 88 different optical wavelengths on a single optical fiber and requires active stabilization against ambient temperature variations and channel spacings of 50GHz and 100GHz. Products are also available in module and shelf configurations.
Variable Optical Attenuators	Adjusts the power of a signal in an optical fiber utilizing micro electro-mechanical systems, or MEMS, for attenuator control and offer low optical signal loss, low polarization and low wavelength dependence.

Customers

We focus on a global customer base of network equipment vendors and their affiliates that we refer to as our Tier 1 customers. These customers include:

- ADVA AG Optical Networking Ltd.
- Alcatel-Lucent SA
- Ciena Corporation
- Cisco Systems, Inc.
- ECI Telecom Ltd.
- Telefonaktiebolaget LM Ericsson
- FiberHome Technologies Group
- Fujitsu Limited
- Huawei Technologies Co., Ltd.
- Juniper Networks, Inc.
- Mitsubishi Electric Corporation
- NEC Corporation
- Nokia Siemens Networks B.V.
- ZTE Corporation

We also sell our products to numerous other customers globally.

We calculate the percentage of our total revenue attributable to specific customers based on sales to the customers that qualified our products. In 2012, 2011 and 2010, our ten largest customers accounted for 90%,

91% and 92%, respectively, of our total revenue. In 2012, 2011 and 2010, sales to Huawei Technologies accounted for 36%, 51% and 50% of our total revenue, respectively. For the year ended December 31, 2012, Huawei Technologies, Alcatel-Lucent SA and Ciena Corporation accounted for 36%, 16% and 15% of our total revenue, respectively. For the year ended December 31, 2011, Huawei accounted for 51% of our total revenue. For the year ended December 31, 2010, Huawei and Alcatel-Lucent SA accounted for 50% and 10% of our total revenue, respectively. No other customers accounted for 10% or more of our total revenue in any year presented. We focus on increasing our penetration of our Tier 1 customers by adding design wins across our product families. Additionally, we plan to continue to develop relationships and achieve design wins with new and existing high-growth customers.

Sales and marketing

We operate a sales model that focuses on alignment with our customers through coordination of our sales, product application engineering and manufacturing teams. Our sales and marketing organizations support our strategy of increasing product penetration with our Tier 1 customers while also serving our broader customer base. Our sales cycles typically require a significant amount of time and a substantial expenditure of resources before we can realize revenue from the sale of products. The length of our sales cycle, from initial request to design win, is typically 6 to 12 months for an existing product and 18 months or longer for a new product.

We use a global direct sales force based in North America, Europe, Middle East and Asia, including China and Japan. These individuals work with our product application engineers, and product marketing and sales operations teams, in an integrated approach to address our customers' current and future needs. We believe that these collaborative engineering activities provide us insight into our customers' broader and longer term needs. We expect to continue to add sales and related support personnel as we grow our business.

Our marketing team focuses on product strategy, product development, roadmap development, new product introduction processes, program management, product demand stimulation and assessment, and competitive analysis. Our marketing team also seeks to educate the market about our products by communicating the value proposition and product differentiation in direct customer interactions and presentations and at industry tradeshows and at technical conferences.

Research and development

We have new product development and product sustaining engineering teams in Silicon Valley (San Jose and Fremont, California), and in Shenzhen and Wuhan, China. In our Silicon Valley facilities, we conduct PIC research, development and product roadmap definitions. In our Shenzhen facilities, we conduct new product development, manufacturing and process engineering, quality control and continuous improvement and cost reduction relating to product manufacturing, assembly and test. In our Wuhan facility, we conduct new product development. In addition, we have a design and sourcing center in Tokyo, Japan. We have invested and expect to continue to invest significant time and capital into our research and development operations. Research and development expenses were $38.3 million, $30.9 million and $21.0 million in 2012, 2011 and 2010, respectively.

Intellectual property

Our success as a company depends in part upon our ability to obtain and maintain proprietary protections for our technology and intellectual property and prevent others from infringing these proprietary rights. To accomplish this objective, we rely on a combination of intellectual property rights, including patent, trademark, copyright, trade secret, and unfair competition laws, as well as license agreements and other contractual protections.

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights and trade secret laws. We have filed applications for patents to protect certain of our intellectual property in the U.S. and in other countries, including Australia, Japan, Korea, China, Taiwan and

certain countries in the European Union. As of December 31, 2012, we had 388 issued patents, expiring between 2013 and 2029, covering various aspects of our technologies. We believe our patents and other intellectual property rights have value, but we do not consider any single patent to be essential to our business. We also seek to maintain our trade secrets and confidential information by non-disclosure policies and through the use of appropriate confidentiality agreements.

Because our U.S. patents do not afford any intellectual property protection in China, where we have substantial operations, we also seek to secure, to the extent possible, intellectual property protections in China. While we have issued patents and pending patent applications in China, portions of our intellectual property portfolio are not yet protected by patents in China. Moreover, the level of protection afforded by patent and other laws in China may not be comparable to that afforded in the U.S. See "Risk factors—Risks related to our business—If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operation could be materially harmed."

Our portfolio of patents and patent applications covers a range of intellectual property, including without limitation PIC fabrication and design, hybrid PIC integration, large scale integration for optical circuit designs, and methods and apparatus for assembly and packaging.

We seek to protect our intellectual property rights by having our employees and independent consultants enter into confidentiality and inventions assignment agreements when they join us. Additionally, we enter into non-disclosure agreements with other third parties who may have access to our proprietary technologies and information.

In addition, we have registered the trademark "NeoPhotonics" in the U.S.

Manufacturing, assembly and test

We have manufacturing operations in the U.S. and China. Our wafer fabrication operations are located in our San Jose and our Fremont, California facilities and include chip design, clean room fabrication, integration and related facilities for PICs. Our manufacturing, assembly and test operations are located in our Shenzhen, China area facilities, and include clean room fabrication, general manufacturing and assembly and test operations utilizing production expertise and cost-effective volume capabilities. Our operations in Shenzhen have primary responsibility for assembly and test of our PIC-based products, in addition to small scale assembly and test of PIC-based products in the Silicon Valley, California. We have quality control processes and quality management methods in our internal manufacturing operations. Certain of our products are designed and qualified to meet applicable Telcordia Technologies, Inc., TÜV SÜD America Inc. and Underwriters Laboratories Inc. standards. Our manufacturing facilities in Shenzhen are third-party certified to TL 9000, ISO 9001, ISO 14001 and OHSAS 18000 standards and our facilities in San Jose and Fremont are certified to ISO 9001 standards. We also use contract manufacturers from time to time for the production of some of our products. In 2012, a substantial portion of our tunable lasers were manufactured at Venture Electronic Systems in Penang, Malaysia.

We use suppliers from the U.S., China, Japan and other locations. Although there are multiple sources for most of the component parts of our products, some components are sourced from single or, in some cases, limited sources. For example, various types of adhesives are sourced from various manufacturers which presently are sole sources for these particular adhesives. We typically do not have written agreements with any of these component manufacturers to guarantee the supply of the key components used in our products.

Backlog

Sales of our products generally are made pursuant to purchase orders, often with short lead times. These purchase orders are typically made without deposits and are often subject to revision or cancellation. The quantities actually purchased by our customers, as well as the shipment schedules, are frequently revised to

reflect changes in our customers' needs and in our supply of products. Because of the possibility of changes in delivery or acceptance schedules, cancellations, modifications or price reductions with limited or no penalties, we do not believe that backlog is a firm or reliable indicator of our future revenue and do not rely on backlog to manage our business or evaluate our performance. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

In 2012 we have more customers using vendor managed inventory ("VMI") compared to 2011. VMI is product which we manufacture at a customer's request, then ship to its facility or a designated contract manufacturer for the customer, to be held until it is used by the customer. We maintain title to vendor managed inventory until the customer uses the inventory. At that time the customer takes title to the products, it reports the consumption to us and we recognize the revenue for the product sale. The increased use of VMI by our customers may increase the possibility of changes to our backlog since customers may consume VMI more quickly or more slowly than we had planned.

Financial Information by Geographic Region

For information regarding our revenue and long-lived assets by geographic region, see Note 15 to the Consolidated Financial Statements. For risks relating to our operations see "Item 1A. Risk Factors" and particularly the risks under the caption "Risks related to our operations in China" and the risk factors "Our future results of operations may be subject to volatility as a result of exposure to fluctuations in foreign exchange rates, primarily the Chinese Renminbi (RMB)/U.S. dollar exchange rate", "We face a variety of risks associated with international sales and operations, which if not adequately managed could adversely affect our business and financial results" and "We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets".

Competition

The market for optical communications systems is highly competitive. While no single company competes against us in all of our product areas, our competitors range from large international companies offering a wide range of products to smaller companies specializing in narrow markets. We believe the principal competitive factors in this market are:

- ability to design and manufacture high quality, reliable products, including customized solutions;
- breadth of product solutions;
- price to performance characteristics;
- financial stability;
- ability to quickly and consistently produce in high volume and high quality;
- ability to meet customers' specific requirements;
- ability to meet customer lead time demands; and
- depth of relationships with and proximity to key customers globally.

We believe we compete favorably with respect to these factors. We believe our principal competitors include Finisar Corporation, JDS Uniphase Corporation, NTT Electronics Corporation, Source Photonics, Inc., Oclaro, Inc., Emcore Corporation and Sumitomo Electric Device Innovations, Inc. We also compete with various other companies.

Our competitors may have substantially greater name recognition and technical, financial and marketing resources than we do. Many of our competitors have greater resources to develop products or pursue acquisitions, and more experience in developing or acquiring new products and technologies and in creating market awareness

for these products and technologies than we do. In addition, a number of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively and which could adversely affect our financial performance.

We also face competition from some of our customers who evaluate our capabilities against the merits of manufacturing products internally. These customers may have the ability to manufacture competitive products at a lower cost than we would charge as a result of their higher levels of integration. As a result, these customers may purchase less of our products and there would be additional pressure to lower our selling prices which, accordingly, would negatively impact our revenue and gross margin.

Employees

As of December 31, 2012, we had 2,348 employees and (non-employee) contractors, of which 273 employees were based in our corporate headquarters in California, 2,048 were based in China, 4 were based in Canada, 13 were based in Malaysia, 7 were based in Japan and 3 were based in Russia.

None of our employees are covered by a collective bargaining agreement. Chinese law allows that all employees be members of a union that is overseen by the People's Republic of China. We have never experienced employment-related work stoppages and we consider our employee relations to be good.

Environmental, health and safety matters

Our research and development and manufacturing operations and our products are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These regulations govern, among other things, the discharge of pollutants to air, water, and soil; the remediation of soil and groundwater contamination; the use, handling and disposal of hazardous materials; employee health and safety; and the hazardous material content and recycling of our products. We use, store and dispose of hazardous materials in our manufacturing operations and as components in our products. We incur costs to comply with existing environmental, health and safety requirements, and any failure to comply, or the identification of contamination for which we are found liable, could cause us to incur additional costs, including cleanup costs, monetary fines, or civil or criminal penalties, or result in the curtailment of our operations. In addition, environmental, health and safety requirements have become more stringent over time, and changes to existing requirements could restrict our ability to expand our facilities, require us to acquire costly pollution control equipment, or cause us to incur other significant expenses or to modify our manufacturing processes or the contents of our products. Some jurisdictions in which we operate or sell our products have enacted requirements regarding the recycling of waste electronic equipment, and/or the packaging and hazardous material content of certain products. For example, jurisdictions including China and the European Union, among a growing number of jurisdictions, have placed restrictions on the use of lead, among other chemicals, in electronic products, which affects the composition and packaging of our products. The passage of such requirements in additional jurisdictions, or the tightening of standards or elimination of certain exemptions in jurisdictions where our products are already subject to such requirements, could cause us to incur significant expenditures to make our products compliant with new requirements, or could limit the markets into which we may sell our products.

Additionally, increasing efforts to control emissions of greenhouse gases, or GHG, may also impact us. For example, our semiconductor manufacturing operations in California use perfluorocarbons, which are classified as a high global warming potential greenhouse gas. Under California's recently enacted Global Warming Solutions Act, we designed and installed additional pollution control equipment at our San Jose, California, manufacturing plant to reduce our perfluorocarbon emissions beginning in 2012. As of December 31, 2012, our San Jose and Fremont, California, manufacturing facilities are in compliance with the Global Warming Solutions Act. In the U.S., the Environmental Protection Agency has announced a finding relating to GHG emissions that may result in promulgation of federal GHG air quality standards. The U.S. Congress has considered various options, including a cap and trade system which would impose a limit and a price on GHG emissions and establish a

market for trading GHG credits. China has recently agreed to join the Copenhagen Climate Accord, a voluntary (and non-binding) GHG agreement. Globally, negotiations for a treaty to succeed the 1997 Kyoto Protocol Treaty are ongoing, and it is not yet known whether (or on what terms) agreement will be reached on a successor treaty. Additional restrictions, limits, taxes, or other controls on GHG emissions could significantly increase our operating costs and, while it is not possible to estimate the specific impact any final GHG regulations will have on our operations, there can be no assurance that these measures will not have significant additional impact on us. In addition, some of our operations might be affected by the physical impacts of climate change. For example, some of our facilities are located in coastal areas that might be vulnerable to changes in sea level.

Available Information

We file electronically with the U.S. Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on our website at *www.neophotonics.com*, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with, or furnishing them to, the SEC.

ITEM 1A. *RISK FACTORS*

Risks related to our business

We have a history of losses which may continue in the future.

We have a history of losses and we may incur additional losses in future periods. As of December 31, 2012, our accumulated deficit was $248.1 million. We also expect to continue to make significant expenditures related to the development of our business. These include expenditures to hire additional personnel related to the sales, marketing and development of our products and to maintain and expand our manufacturing facilities and research and development operations.

Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally match production with customer demand, which could adversely affect our business and financial results.

We make planning and spending decisions, including determining the levels of business that we will seek and accept, production schedules, and inventory levels, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can strain our resources, cause our manufacturing to be negatively impacted by materials shortages, necessitate higher or more restrictive procurement commitments, increase our manufacturing yield loss and scrapping of excess materials, and reduce our gross margin. We may not have sufficient capacity at any given time to meet the volume demands of our customers, or one or more of our suppliers may not have sufficient capacity at any given time to meet our volume demands. Conversely, a downturn in the markets in which our customers compete can cause, and in the past have caused, our customers to significantly reduce or delay the amount of products ordered from us or to cancel existing orders, leading to lower utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand due to market downturns or other reasons would have a material adverse effect on our gross margin, operating income and cash flow. For example, in the fourth quarter of 2012, we experienced an increase in manufacturing costs for one of our high speed products and separately, lower utilization of one of our water fabrication facilities, which adversely affected our gross margin in the fourth quarter of 2012. We expect these impacts continue into the second quarter of 2013, which is expected to adversely affect our gross margins for the first and second quarters of 2013.

Our products are typically sold pursuant to individual purchase orders or by use of a vendor-managed inventory, or VMI, model, which is a process by which we ship agreed quantities of products to a customer-designated location and those products remain our inventory and we retain the title and risk of loss for those

products until the customer takes possession of the products. While our customers generally provide us with their demand forecasts and may give us a promised market share award, they are typically not contractually committed to buy any quantity of products beyond firm purchase orders. Many of our customers may increase, decrease, cancel or delay purchase orders already in place. We have experienced and expect to continue to experience wide fluctuations in demand from customers using VMI, particularly Huawei Technologies, even in instances where we have built and shipped products to the customer-designated locations as VMI. In 2012, there was an increase in the number of our customers utilizing VMI, which may increase our exposure to risks of wide fluctuations in demand from VMI customer locations. If any of our major customers decrease, stop or delay purchasing our products for any reason, our business and results of operations would be harmed. Cancellation or delays of such orders may cause us to incur an adverse effect on our revenues, as well as adversely affect our overall results of operations.

We are dependent on Huawei Technologies and our other key customers for a significant portion of our revenue and the loss of, or a significant reduction in orders from, Huawei Technologies or any of our other key customers may reduce our revenue and adversely impact our results of operations.

Historically, we have generated most of our revenue from a limited number of customers. In 2012, our largest customer, Huawei Technologies, represented 35.8% of our total revenue and our top ten customers represented 90.2% of our total revenue. As a result, the loss of, or a significant reduction in orders from, Huawei Technologies or any of our other key customers would materially and adversely affect our revenue and results of operations. For instance, in the three months ended September 30, 2011, demand from Huawei Technologies was lower than expected, which adversely affected our revenue for such period. Adverse events affecting our customers could also adversely affect our revenue and results of operations (for instance, in 2009, the filing of a voluntary petition for bankruptcy protection by one of our customers, Nortel Networks Limited, prevented us from timely collection of our accounts receivable from that customer). In addition, network equipment vendors serving the communications networks industry may continue to consolidate, and we may not be able to offset any potential decline in revenue arising from consolidation of our existing customers with revenue from new customers.

We are under continuous pressure to reduce the prices of our products, which may adversely affect our gross margins.

The communications networks industry has been characterized by declining product prices over time. We have reduced the prices of many of our products in the past and we expect to continue to experience pricing pressure for our products in the future, including from our major customers. When seeking to maintain or increase their market share, our competitors may also reduce the prices of their products. In addition, our customers may have the ability or seek to internally develop and manufacture competing products at a lower cost than we would otherwise charge, which would add additional pressure on us to lower our selling prices. If we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our gross margin would suffer.

Increasing costs may adversely impact our gross margins.

The rate of increase in our costs and expenses, including as a result of rising labor costs in China, may exceed the rate of increase in our revenue, either of which would materially and adversely affect our business, our results of operations and our financial condition.

We are subject to the cyclical nature of the markets in which we compete and any future downturn may reduce demand for our products and revenue.

The markets in which we compete are tied to the aggregate capital expenditures of service providers as they build out and upgrade their network infrastructure. These markets are highly cyclical and characterized by

constant and rapid technological change, price erosion, evolving standards and wide fluctuations in product supply and demand. In the past, including recently to varying degrees in China, the U.S. and Europe, these markets have experienced significant downturns, often connected with, or in anticipation of, the maturation of product cycles—for both manufacturers' and their customers' products—or in response to over or under purchasing of inventory by our customers relative to ultimate carrier demand, and with declining general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical results of operations have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future results of operations. Any future downturn in the markets in which we compete could significantly reduce the demand for our products and therefore may result in a significant reduction in revenue. It may also increase the volatility of the price of our common stock. Our revenue and results of operations may be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the markets utilizing our products.

In addition, the communications networks industry from time to time has experienced and may again experience a pronounced downturn. To respond to a downturn, many service providers may slow their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from original equipment manufacturers, which would have a negative impact on our business. Weakness in the global economy or a future downturn in the communications networks industry may cause our results of operations to fluctuate from quarter-to-quarter and year-to-year, harm our business, and may increase the volatility of the price of our common stock.

It could be discovered that our products contain defects that may cause us to incur significant costs, divert our attention, result in a loss of customers and result in product liability claims.

Our products are complex and undergo quality testing as well as formal qualification, both by our customers and by us. However, defects may occur from time to time. Our customers' testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios and over varying amounts of time. For various reasons, such as the occurrence of performance problems that are unforeseeable in testing or that are detected only when products age or are operated under peak stress conditions, our products may fail to perform as expected long after customer acceptance. Failures could result from faulty components or design, problems in manufacturing or other unforeseen reasons. As a result, we could incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. We have experienced such failures in the past and will continue to face this risk going forward, as our products are widely deployed throughout the world in multiple demanding environments and applications. In addition, we may in certain circumstances honor warranty claims after the warranty has expired or for problems not covered by warranty in order to maintain customer relationships. Any significant product failure could result in lost future sales of the affected product and other products, as well as customer relations problems, litigation and damage to our reputation.

In addition, our products are typically embedded in, or deployed in conjunction with, our customers' products, which incorporate a variety of components, modules and subsystems and may be expected to interoperate with modules produced by third parties. As a result, not all defects are immediately detectable and when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems or loss of customers, all of which would harm our business.

The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair our customers' acceptance of our products. Both could have a material adverse effect on our business and financial condition. Although we carry product liability insurance which covers this risk, this insurance may not adequately cover our costs arising from defects in our products or otherwise.

If spending for communications networks does not continue to grow as expected, our business and financial results may suffer.

Our future success as a provider of modules and subsystems to leading network equipment vendors depends on their continued capital spending on global communications networks. Network traffic has experienced rapid growth driven primarily by bandwidth-intensive content, including mobile video and data services, HD and 3D video, music, social networking, video conferencing and other multimedia. This growth is intensified by the proliferation of fixed and wireless network-attached devices, including smartphones, laptops, netbooks, tablet computers, PCs, e-readers, televisions and gaming devices that are enabling consumers to access content at increasing data rates anytime and anywhere. Our future success depends on continued demand for high-bandwidth, high-speed communications networks and the ability of network equipment vendors to meet this demand. Growth in demand for communications networks is limited by several factors, including an evolving regulatory environment and uncertainty regarding long-term sustainable business models. We cannot be certain that demand for bandwidth-intensive content will continue to grow in the future. If expectations for growth of communications networks and bandwidth consumption are not realized and investment in communications networks does not grow as anticipated, our business could be harmed.

Manufacturing problems could result in delays in product shipments to customers and could adversely affect our revenue, competitive position and reputation.

We may experience delays, disruptions or quality control problems in our manufacturing operations. For instance, we could experience a disruption in our fabrication facilities for our PIC products due to any number of reasons, such as equipment failure, contaminated materials or process deviations, which could adversely impact manufacturing yields or delay product shipments. As a result, we could incur additional costs that would adversely affect our gross margin, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenue, competitive position and reputation.

Additionally, manufacturing yields depend on a number of factors, including the stability and manufacturability of the product design, manufacturing improvements gained over cumulative production volumes, the quality and consistency of component parts and the nature and extent of customization requirements by customers. Capacity constraints, raw materials shortages, logistics issues, labor shortages, the introduction of new product lines, rapid increases in production demands and changes in customer requirements, manufacturing facilities or processes, or those of some third party contract manufacturers and suppliers of raw materials and components have historically caused, and may in the future cause, reduced manufacturing yields, negatively impacting the gross margin on, and our production capacity for, those products. Moreover, an increase in the rejection and rework rate of products during the quality control process before, during or after manufacture would result in our experiencing lower yields, gross margin and production capacity. Our ability to maintain sufficient manufacturing yields is particularly challenging with respect to PICs due to the complexity and required precision of a large number of unique manufacturing process steps. Manufacturing yields for PICs can also suffer if contaminated materials or materials that do not meet highly precise composition requirements are inadvertently utilized. Because a large portion of our PIC manufacturing costs are fixed, PIC manufacturing yields have a substantial effect on our gross margin. Lower than expected manufacturing yields could also delay product shipments and decrease our revenue. It can be hard to cost-effectively increase our production output rapidly, and we can experience yield loss and excess material scrap, which can increase our cost of goods sold and harm our profitability. Also, if we do not have sufficient demand for our PIC-based products our cost of goods sold can increase as the fixed costs of our fabrication facilities are spread over lower production. For example, in the fourth quarter of 2012, we experienced such increased costs with one of our high speed products and one of our wafer fabrication facilities. These higher costs are expected to continue through the second quarter of 2013, and could re-occur due to these or other reasons, in the future.

We depend upon an outside contract manufacturer for a portion of the manufacturing process for some of our products. Our operations and revenue related to these products could be adversely affected if we encounter problems with this contract manufacturer.

Almost all of our other products are manufactured internally. However we also rely upon a contract manufacturer in Malaysia to produce the finished portion of a few of our products. Our reliance on a contract manufacturer for these products makes us vulnerable to possible capacity constraints and reduced control over delivery schedules, manufacturing yields, manufacturing quality/controls and costs. For instance, recently our contract manufacturer has been unable to meet all of our customer demand in a timely fashion. Although we have not experienced any adverse impact from these delays, if these issues continue, they could have a materials adverse effect on the revenue from our products. If the contract manufacturer for our products were unable or unwilling to manufacture our products in required volumes and at high quality levels or to continue our existing supply arrangement, we would have to identify, qualify and select an acceptable alternative contract manufacturer or move these manufacturing operations to our internal manufacturing facilities. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing our products would require us to reduce our supply products to our customers, which in turn would reduce our revenue, harm our relationships with the customers of these products and cause us to forego potential revenue opportunities.

Our revenues and costs may fluctuate over time, making it difficult to predict our future results of operations.

Our revenue, gross margin and results of operations have varied significantly and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. For instance, changes in gross margin may result from various factors, such as changes in pricing, changes in our fixed costs, changes in the cost of labor, changes in the mix of our products sold, changes in the amount of product manufactured versus the amount of product sold over time, and charges for excess and obsolete inventory. In addition, during 2012, we established a Russian subsidiary. However we have limited history operating in the Russian Federation, which makes it difficult to evaluate our business and financial prospects there. It is difficult for us to accurately forecast our future revenue and gross margin and plan expenses accordingly and, therefore, it is difficult for us to predict our future results of operations.

We must continually achieve new design wins and enhance existing products or our business and future revenue may be harmed.

The markets for our products are characterized by frequent new product introductions, changes in customer requirements and evolving industry standards, all with an underlying pressure to reduce cost and meet stringent reliability and qualification requirements. Our future performance will depend on our successful development, introduction and market acceptance of new and enhanced products that address these challenges. The anticipated or actual introduction of new and enhanced products by us and by our competitors may cause our customers to defer or cancel orders for our existing products. In addition, the introduction of new products by us or our competitors could result, and in the past, has resulted, in a slowdown in demand for our existing products and could result, and in the past, has resulted, in a write-down in the value of inventory. We have both recently and in the past experienced a slowdown in demand for existing products and delays in new product development, and such delays may occur in the future. To the extent customers defer or cancel orders for our products for any reason or we fail to achieve new design wins, our competitive position would be adversely affected and our ability to grow revenue would be impaired.

Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- unanticipated engineering complexities;

- difficulties in reallocating engineering resources and overcoming resource limitations; and
- changing market or competitive product requirements.

Furthermore, fast time-to-market with new products can be critical to success in our markets. It is difficult to displace an existing supplier for a particular type of product once a network equipment vendor has chosen a supplier, even if a later-to-market product provides superior performance or cost efficiency. If we are unable to make our new or enhanced products commercially available on a timely basis, we may lose existing and potential customers and our financial results would suffer.

The development of new, technologically-advanced products is a complex and uncertain process requiring frequent innovation, highly-skilled engineering and development personnel and significant capital, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product introductions by competitors, technological changes or emerging industry standards. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, license these technologies from third parties, or remain competitive in our markets.

Our success will depend on our ability to anticipate and quickly respond to evolving technologies and customer requirements.

The communications networks industry is characterized by substantial investment in new technology and the development of diverse and changing technologies and industry standards. For example, new technologies are required to satisfy the emerging standards for 100Gbps, 400 Gbps and higher data transmission in communications networks.

Our ability to anticipate and respond to evolving technology, industry standards, customer requirements and product offerings, and to develop and introduce new and enhanced products and technologies, will be critical factors in our ability to succeed. If we are unable to anticipate and respond to such changes in the future, our competitive position could be adversely affected. In addition, the introduction of new products by other companies embodying new technologies, or the emergence of new industry standards, could render our existing products uncompetitive from a pricing standpoint, obsolete or otherwise unmarketable.

If our customers do not qualify our products for use, then our results of operations may suffer.

Prior to placing volume purchase orders with us, most of our customers require us to obtain their approval—called qualification in our industry—of our new and existing products, and our customers often audit our manufacturing facilities and perform other vendor evaluations during this process. The qualification process involves product sampling and reliability testing and collaboration with our product management and engineering teams in the design and manufacturing stages. If we are unable to qualify our products with customers, then our revenue would be lower than expected and we may not be able to recover the costs associated with the qualification process which would have an adverse effect on our results of operations.

In addition, due to evolving technological changes in our markets, a customer may cancel or modify a design project before we have qualified our product or begun volume manufacturing of a qualified product. It is unlikely that we would be able to recover the expenses for cancelled or unutilized custom design projects. It is difficult to predict with any certainty whether our customers will delay or terminate product qualification or the frequency with which customers will cancel or modify their projects, but any such delay, cancellation or modification would have a negative effect on our results of operations.

In particular, we have developed new technologies and products that we believe are key components in our customers' systems for 100Gbps data transmission. There are multiple modulation approaches for these systems

and not all are likely to be equally successful. While we are shipping certain products for 100Gbps system designs today, many of our products for these systems are currently being qualified for use by our customers. Our ability to successfully qualify and scale capacity for these new technologies and products is important to our ability to grow our business and market presence. If we are unable to qualify and sell any of these products in volume on time, or at all, our results of operations may be adversely affected.

We face intense competition which could negatively impact our results of operations and market share.

The communications networks industry is highly competitive. Our competitors range from large, international companies offering a wide range of products to smaller companies specializing in niche markets. In addition, we believe that a number of companies have developed or are developing planar lightwave, indium phosphide, or MEMS-based, PIC devices and other products that compete directly with our products. Current and potential competitors may have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us in specific product lines or as a whole.

Some of our competitors have substantially greater name recognition, technical, financial, and marketing resources, and greater manufacturing capacity, as well as better-established relationships with customers, than we do. Some of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for these products and technologies. Some of our competitors may be able to develop new products more quickly than us and may be able to develop products that are more reliable or which provide more functionality than ours. In addition, some of our competitors have the financial resources on business strategy to offer competitive products at below-market pricing levels that could prevent us from competing effectively and result in a loss of sales or market share or cause us to lower prices for our products.

We also face competition from some of our customers who evaluate our capabilities against the merits of manufacturing products internally. Due to the fact that such customers are not seeking to make a profit directly from the manufacture of these products, they may have the ability to manufacture competitive products at a lower cost than we would charge such customers. As a result, these customers may purchase less of our products and there would be additional pressure to lower our selling prices which, accordingly, would negatively impact our revenue and gross margin.

In particular we have developed new technologies and products that we believe are key components in our customers' systems for 40Gbps and 100Gbps data transmission. The emergence of technologies and products from our competitors and their success in competing against our technologies and products for 40Gbps and 100Gbps data transmission could render our existing products uncompetitive from a pricing standpoint, obsolete or otherwise unmarketable.

Intense competition in our markets could result in aggressive business tactics by our competitors, including aggressively pricing their products or selling older inventory at a discount. If our current or future competitors utilize aggressive business tactics, including those described above, demand for our products could decline, we could experience delays or cancellations of customer orders, or we could be required to reduce our sales prices.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our success and ability to implement our business strategy depends upon the continued contributions of our senior management team and others, including our technical and operations employees. Our future success depends, in part, on our ability to attract and retain key personnel, including our senior management and others, and on the continued contributions of members of our senior management team and key technical and operations personnel, each of whom would be difficult to replace. The loss of services of members of our senior management team or key personnel or the inability to continue to attract and retain qualified personnel could

have a material adverse effect on our business. Competition for highly skilled technical and operations people where we operate is extremely intense, and we continue to face challenges identifying, hiring and retaining qualified personnel in many areas of our business. If we fail to retain our senior management and other key personnel or if we fail to attract additional qualified personnel, our business could suffer.

The communications networks industry has long product development cycles requiring us to incur product development costs without assurances of an acceptable investment return.

The communications networks industry is highly capital-intensive. Large volumes of equipment and support structures are installed with considerable expenditures of funds and other resources, and long investment return period expectations. At the component supplier level, these cycles create considerable, typically multi-year, gaps between the commencement of new product development and volume purchases. Accordingly, we and our competitors often incur significant research and development and sales and marketing costs for products that, at the earliest, will be purchased by our customers long after much of the cost is incurred and, in some cases, may never be purchased due to changes in industry or customer requirements in the interim.

Due to changing industry and customer requirements, we are constantly developing new products, including seeking to further integrate functions on PICs and developing and using new technologies in our products. These development activities can and are expected to necessitate significant investment of capital. Our new products often require a long time to develop because of their complexity and rigorous testing and qualification requirements. Additionally, developing a manufacturing approach with an acceptable cost structure and yield for new products can be expensive and time-consuming. Due to the costs and length of research and development and manufacturing process cycles, we may not recognize revenue from new products until long after such expenditures are incurred, if at all, and our gross margin may decrease if our costs are higher than expected.

While we rely on many suppliers, there are a few which, if they stopped, decreased or delayed shipments to us, it could have an adverse effect on our business and financial results.

We depend on a limited number of suppliers for certain components and materials we have qualified to use in the manufacture of certain of our products. Some of these suppliers could disrupt our business if they stop, decrease or delay shipments or if the components they ship have quality, consistency, or business continuity issues. Some of these components and materials are available only from a sole source, or have been qualified only from a single source, although other sources may exist. For example, we use various types of adhesives that are sourced from various manufacturers, which presently are sole sources for these particular adhesives. Furthermore, there are a limited number of entities from which we could obtain certain other components and materials. We may also face component shortages if we experience increased demand for components beyond what our qualified suppliers can deliver. We have experienced component shortages from certain key suppliers, which has resulted and, if this occurs in the future, may result in an inability to meet customer demand, higher purchasing costs, or both. Although we engage in various actions to mitigate the impact of these shortages, any inability on our part to obtain sufficient quantities of critical components at reasonable costs could adversely affect our ability to meet demand for our products, which could cause our revenue, results of operations, or both to suffer.

Our customers generally restrict our ability to change the component parts in our modules without their approval. For more critical components, such as PICs, lasers and photo detectors, any changes may require repeating the entire qualification process. We typically have not entered into long-term or written agreements with our suppliers to guarantee the supply of the key components used in our products, and, therefore, our suppliers could stop supplying materials and equipment at any time or fail to supply adequate quantities of component parts on a timely basis. It is difficult, costly, time consuming and, on short notice, sometimes impossible for us to identify and qualify new component suppliers. The reliance on a sole supplier, single qualified vendor or limited number of suppliers could result in delivery and quality problems, reduced control over product pricing, reliability and performance and an inability to identify and qualify another supplier in a

We may be involved in intellectual property disputes in the future, which could divert management's attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

Participants in the markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including our competitors. In addition, from time to time, we have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management's attention and resources and may cause us to incur significant expenses. In addition, there can be no assurance that third parties will not assert infringement claims against us. While we believe that our products do not infringe in any material respect upon intellectual property rights of other parties and/or meritorious defense would exist with respect to any assertions to the contrary, we cannot be certain that our products would not be found infringing the intellectual property rights of others. Intellectual property claims against us could invalidate our proprietary rights and force us to do one or more of the following:

- obtain from a third party claiming infringement a license to sell or use the relevant technology, which may not be available on reasonable terms, or at all;
- stop manufacturing, selling, incorporating or using our products that use the challenged intellectual property;
- pay substantial monetary damages; or
- expend significant resources to redesign the products that use the technology and to develop non-infringing technology.

Any of these actions could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

On January 5, 2010, Finisar Corporation, or Finisar, filed a complaint in the U.S. District Court for the Northern District of California against Source Photonics, Inc., MRV Communications, Inc., Oplink Communications, Inc. and us, or collectively, the co-defendants. In the complaint, Finisar alleged infringement of certain of its U.S. patents arising from the co-defendants' respective manufacture, importation, use, sale of or offer to sell certain optical transceiver products in the U.S. Finisar sought to recover unspecified damages, up to treble the amount of actual damages, together with attorneys' fees, interest and costs. Finisar alleged that at least some of the patents asserted are a part of certain digital diagnostic standards for optoelectronics transceivers and, therefore, are being utilized in such digital diagnostic standards. On March 23, 2010, we filed an answer to the complaint and counterclaims, asserting two claims of patent infringement and additional claims asserting that Finisar has violated state and federal competition laws and violated its obligations to license on reasonable and non-discriminatory terms. On May 5, 2010, the court dismissed without prejudice all co-defendants (including us) except Source Photonics, Inc., on grounds that such claims should have been asserted in four separate lawsuits, one against each co-defendant. This dismissal without prejudice does not prevent Finisar from bringing a new similar lawsuit against us. Since that time, we and Finisar entered into agreements that tolled our respective claims until Finisar resolved its litigation against certain other co-defendants, which litigation subsequently was resolved (commencing the tolling period with us).

In May 3, 2012, we and Finisar agreed to further toll our respective claims until the refiling of certain of the previously asserted claims from this dispute. As a result, Finisar is permitted to bring a new lawsuit against us if it chooses to do so, and we may bring new claims against Finisar upon seven days written notice prior to filing such claims.

If we are unsuccessful in our defense of the Finisar patent infringement claims, a license to use the allegedly infringing technology may not be available to us at all, and if it is, it may not be available on commercially reasonable terms and therefore may limit or preclude us from competing in the market for optical transceivers in the U.S., which may have a material adverse effect on our results of operations and financial condition, and otherwise materially harm our business.

timely manner. We have in the past had to change suppliers, which has, in some instances, resulted in delays in product development and manufacturing and loss of revenue. Any such delays in the future may limit our ability to respond to changes in customer and market demands. Any supply deficiencies relating to the quality, quantities or timeliness of delivery of components that we use to manufacture our products could adversely affect our ability to fulfill our customer orders and our results of operations.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in the U.S. and in other foreign countries, some of which have been issued. In addition, we have registered the trademark "NeoPhotonics" in the U.S. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in the U.S. or other foreign countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

Policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation, unauthorized use or other infringement of our intellectual property rights. Further, we may not be able to effectively protect our intellectual property rights from misappropriation or other infringement in foreign countries where we have not applied for patent protections, and where effective patent, trademark, trade secret and other intellectual property laws may be unavailable, or may not protect our proprietary rights as fully as U.S. law. Particularly, our U.S. patents do not afford any intellectual property protection in China, Japan, Canada or Malaysia, where we have company operations, or in the Russian Federation, where we intend to expand operations. We seek to secure, to the extent possible, comparable intellectual property protections in China and other areas in which we operate. However, while we have issued patents and pending patent applications in China, portions of our intellectual property portfolio are not yet protected by patents in China. Moreover, the level of protection afforded by patent and other laws in countries such as China and Russia may not be comparable to that afforded in the U.S.

We attempt to protect our intellectual property, including our trade secrets and know-how, through the use of trade secret and other intellectual property laws, and contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and independent consultants. We also use non-disclosure agreements with other third parties who may have access to our proprietary technologies and information. Such measures, however, provide only limited protection, and there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, especially after our employees or those of our third-party contract manufacturers end their employment or engagement, and that our trade secrets will not otherwise become known by competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products, otherwise obtain and use our intellectual property, or may independently develop similar or equivalent trade secrets or know-how. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed or misappropriated, our business, results of operations or financial condition could be materially harmed.

In the future, we may need to take legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. Protecting and enforcing our intellectual property rights and determining their validity and scope could result in significant litigation costs and require significant time and attention from our technical and management personnel, which could significantly harm our business. In addition, we may not prevail in such proceedings. An adverse outcome of such proceedings may reduce our competitive advantage or otherwise harm our financial condition and our business.

Although we believe that we would have meritorious defenses to the infringement allegations and intend to defend any new similar lawsuit vigorously, there can be no assurance that we will be successful in our defense. Even if we are successful, we may incur substantial legal fees and other costs in defending the lawsuit. Further, a new lawsuit, if brought by either party, would be likely to divert the efforts and attention of our management and technical personnel, which could harm our business.

If we fail to obtain the right to use the intellectual property rights of others which are necessary to operate our business, and to protect their intellectual property, our business and results of operations will be adversely affected.

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. Also, we typically enter into confidentiality agreements with such third parties in which we agree to protect and maintain their proprietary and confidential information, including requiring our employees to enter into agreements protecting such information. There can be no assurance that the confidentiality agreements will not be breached by any of our employees or that such third parties will not make claims that their proprietary information has been disclosed.

Any potential dispute involving our patents or other intellectual property could also include our customers using our products, which could trigger our indemnification obligations to them and result in substantial expenses to us.

In any potential dispute involving our patents or other intellectual property, our customers could also become the target of litigation. Because we often indemnify our customers for intellectual property claims made against them for products incorporating our technology, any claims against our customers could trigger indemnification obligations in some of our supply agreements, which could result in substantial expenses such as increased legal expenses, damages for past infringement or royalties for future use. While we have not incurred any indemnification expenses to date, any future indemnity claim could adversely affect our relationships with our customers and result in substantial costs to us. Our insurance does not cover intellectual property infringement.

If we fail to adequately manage our long-term growth and expansion requirements, our business and financial results will suffer.

In recent years, we have experienced significant growth through, among other things, internal expansion programs, product development and acquisitions of other businesses and products. Our business has expanded to numerous locations, both foreign and domestic, and as a result become more complex, more demanding of management's attention and subject to more subject to new laws and regulations. If we fail to comply with new laws and regulations related to the expansion of our business, our business could suffer.

We expect to continue to grow, which could require us to expand our manufacturing operations, including hiring new personnel, purchasing additional equipment, leasing or purchasing additional facilities, developing the management infrastructure and developing our suppliers to manage any such expansion. If we fail to secure these expansion requirements or manage our future growth effectively, our business could suffer.

We have pursued and may continue to pursue acquisitions. Acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we have pursued and intend to continue to pursue acquisitions of complementary businesses, products, services or technologies that we believe could accelerate our ability to compete in our existing markets or allow us to enter new markets. Any of these transactions could be material to our financial condition and results of operations. For instance, in October 2011, we completed the acquisition of Santur, a designer and manufacturer of InP-based PIC products, and in January 2013 we signed a definitive agreement to acquire the optical semiconductor business unit of LAPIS Semiconductor Co., Ltd. (OCU). If we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

Acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- difficulties in managing and integrating different cultures with respect to our international acquisitions;
- difficulties in realizing our expectations for the financial performance of the target company;
- difficulties in supporting and transitioning customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the incurrence of debt to provide capital for any cash-based acquisitions;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- risks of entering new markets in which we have limited or no experience;
- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products;
- exposure to environmental liabilities that have not yet been discovered associated with acquired businesses' facilities;
- expenses, distractions and actual or threatened claims or litigation resulting from acquisitions, whether or not they are completed;
- inability to generate sufficient revenue to offset increased expenses association with any acquisition;
- in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements and
- dilutive effect on our stock as a result of any equity-based acquisitions.

The failure to successfully evaluate and execute acquisitions or otherwise adequately address these risks could materially harm our business and financial results.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments which have occurred in the past and which, were they to occur in the future, could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Failure to realize the anticipated benefits from our acquisition of Santur and our anticipated acquisition of OCU may affect our future results of operations and financial condition.

In connection with our acquisition of Santur and OCU, we have recently integrated Santur's commercial operations and personnel into our existing infrastructure and intend to similarly integrate OCU's business. If there are unexpected difficulties in our integration of these, the anticipated benefits of the transaction may not be realized or may take longer to realize than expected. The anticipated benefits of the acquisition could be materially reduced by a number of factors, including the following:

- the future revenue and gross margins of the acquired products may be materially different from those we originally anticipated;
- we could incur material unanticipated expenses;
- the Santur or OCU products may not achieve the performance levels or specifications required by our customers;
- we could have difficulty integrating and managing Santur's and OCU's international business locations in places where we did not previously have a significant or, in some cases, any business presence, including Malaysia, Canada and Japan;
- claims or lawsuits may arise from the acquisition transaction or from Santur's or OCU's previous business operations;
- we may experience difficulties in managing inventory and other operational processes in Santur's and OCU's former facilities that we acquire or lease as a result of the acquisitions;
- we may experience difficulties in implementing effective internal controls over financial reporting as part of our integration of Santur and OCU, each of which was historically not subject as a stand-alone entity to the internal control requirements of a U.S. public company;
- potential growth, expected financial results, perceived synergies and anticipated opportunities may not be realized through the ongoing integration of our Santur's and OCU's businesses;
- we may face competition from existing customers as well as new competitors for legacy Santur or OCU products;
- we could have difficulty implementing and maintaining financial reporting requirements for OCU's previous business operations, which have not previously been previously audited nor subject to the internal compliance structure of a U.S. public company;
- we could have difficulty implementing our existing management, production and accounting software and programs for OCU's previous business operations;
- we could incur costs associated with unknown environmental contamination of the real estate to be acquired from OCU; and
- we could incur costs associated with new export or compliance issues associated with OCU products.

The occurrence of any or all of these events may have an adverse effect on our business and results of operations.

Natural disasters, terrorist attacks or other catastrophic events could harm our operations and our financial results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. In addition, the combined effects of these natural disasters have created significant uncertainty, and it is possible that these events could result in reduced end user demand due to a specific location and the global economy; a slowdown of business or

inability to manufacture products by our customers or others in the industry that are located in Thailand and/or Japan; a disruption to the global supply chain for products manufactured in Thailand and/or Japan that are included in the products either by us or by our customers; a disruption to manufacturing resulting from power shortages or other rationing of inputs to production; an increase in the cost of products that we purchase due to reduced supply; and other unforeseen impacts as a result of the uncertainty in Thailand and Japan.

Similarly, our worldwide operations could be subject to secondary effects of natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

In addition, our corporate headquarters and wafer fabrication facility in Silicon Valley, California and our Tokyo, Japan facility are located near major earthquake fault lines, and our manufacturing facilities are located in Shenzhen, China, an area that is susceptible to typhoons. Further, a terrorist attack, including one aimed at energy or communications infrastructure suppliers, could hinder or delay the development and sale of our products. In the event that an earthquake, tsunami, typhoon, terrorist attack or other natural or man-made catastrophe were to destroy any part of our facilities, destroy or disrupt vital infrastructure systems or interrupt our operations or the facilities or operations of our suppliers or customers for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected. We are not insured against many natural disasters, including earthquakes.

Rapidly changing standards and regulations could make our products obsolete, which would cause our revenue and results of operations to suffer.

We design our products to conform to regulations established by governments and to standards set by industry standards bodies worldwide, such as The American National Standards Institute, the European Telecommunications Standards Institute, the International Telecommunications Union and the Institute of Electrical and Electronics Engineers, Inc. Various industry organizations are currently considering whether and to what extent to create standards for elements used in 100Gbps systems. Because certain of our products are designed to conform to current specific industry standards, if competing or new standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or the industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers and our revenue and results of operations would suffer.

Failure to realize the anticipated benefits from our planned expansion in the Russian Federation may affect our future results of operations and financial condition.

In connection with our raising capital in an April 2012 private placement of common stock, we have established a wholly-owned subsidiary and company operations in the Russian Federation. The establishment of successful operations in the Russian Federation will require significant capital expenditure in a short amount of time, particularly in 2013 and 2014, and will be in part dependent on the cooperation of the Russian government and other third parties. If there are delays in our efforts to establish operations in the Russian Federation, the anticipated benefits of our Russian expansion may not be realized or may take longer to realize than expected. The anticipated benefits of our Russian expansion could be materially reduced by a number of factors, including the following:

- the future revenue and gross margins of products produced in the Russian Federation may be materially different from those we originally anticipated;
- we could incur material unanticipated expenses; and
- we could have difficulty managing a business in the Russian Federation, where we did not previously have a material business presence.

In addition, in connection with the private placement transaction, we entered into a rights agreement with the sponsoring investor. Pursuant to the rights agreement, we have agreed to use at least $30 million of the proceeds from the private placement to establish a wholly-owned subsidiary and facility in the Russian Federation for the production of certain of our products. Pursuant to the rights agreement, failure to perform certain performance covenants set forth therein by July 31, 2014 (subject to extension to March 31, 2015, as set forth therein), will result in an obligation to pay damages to the investor in the amount of $5.0 million.

In recent years the Russian Federation has undergone substantial political, economic and social change. The business, legal and regulatory infrastructure in the Russian Federation is less well-developed that would generally exist in a more mature free market economy. In addition, the tax, currency and customs legislation within the Russian Federation is subject to varying interpretations and changes, which can occur frequently. The future economic direction of the Russian Federation remains largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory and political developments. Our failure to manage the risks associated with our planned Russian expansion could have a material adverse effect upon our results of operations.

The occurrence of any or all of these events may have an adverse effect on our business, and results of operations and financial condition.

Potential changes in our effective tax rate could negatively affect our future results.

We are subject to income taxes in the U.S., China and other various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses and the valuation of deferred tax assets and liabilities, including our ability to utilize our net operating losses. Increases in our effective tax rate could negatively affect our results of operations.

Our future results of operations may be subject to volatility as a result of exposure to fluctuations in foreign exchange rates, primarily the Chinese Renminbi (RMB)/U.S. dollar exchange rate.

We are exposed to foreign exchange risks. Foreign currency fluctuations may adversely affect our revenue and our costs and expenses, and hence our results of operations. A substantial portion of our business is conducted through our subsidiaries based in China, whose functional currency is the RMB. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since July 21, 2005, the RMB has no longer been pegged solely to the value of the U.S. dollar. Instead, the RMB is now pegged against a basket of currencies, determined by the People's Bank of China, against which it can rise or fall by as much as 1.0% each day (which may further widen in the future). This change in policy has resulted in approximately 31% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. In the long term, the RMB may appreciate or depreciate significantly in value against the U.S. dollar, depending upon the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the RMB against the U.S. dollar.

Foreign currency exchange rates are subject to fluctuation and may cause us to recognize transaction gains and losses in our statements of operations. To the extent that transactions by our subsidiaries in China are denominated in currencies other than the RMB, we bear the risk that fluctuations in the exchange rates of the RMB in relation to other currencies could decrease our revenue or increase our costs and expenses, therefore having an adverse effect on our future results of operations.

While we generate a significant portion of our revenue in RMB, conversely, a majority of our operating expenses are in U.S. dollars. Therefore, any depreciation in the RMB against the U.S. dollar would adversely impact our revenue upon translation to U.S. dollars, but the positive impact on operating expenses would be less. This would result in an overall adverse effect on our results of operations and financial position. For example, for the year ended December 31, 2012, a 10% depreciation in RMB against the U.S. dollar would have resulted in an $9.9 million decrease in our revenue and a $0.7 million increase in our net loss for the period. Comparatively, for the year ended December 31, 2011, a 10% depreciation in RMB against the U.S. dollar would have resulted in a $11.2 million decrease in our revenue and a $0.7 million decrease in our net loss for the period.

In 2013, we expect to transact in currencies that have had historical volatility, including Japanese Yen and Russian Rubles. Fluctuations in the exchange rates of these currencies may cause us to recognize additional transaction gains or losses which could impact our results of operations.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure. In addition, our currency exchange variations may be magnified by Chinese exchange control regulations that restrict our ability to convert RMB into foreign currency.

We face a variety of risks associated with international sales and operations, which if not adequately managed could adversely affect our business and financial results.

We currently derive, and expect to continue to derive, a significant portion of our revenue from international sales in various markets. In addition, a major portion of our operations is based in Shenzhen, China as well as our having additional operations in Japan, Canada and a contract manufacturing relationship in Malaysia. We also plan to establish a subsidiary and operations in the Russian Federation. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in more than one country;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems;
- fewer legal protections for intellectual property in foreign jurisdictions;
- foreign and U.S. taxation issues and international trade barriers;
- general economic and political conditions in the markets in which we operate;
- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;
- fluctuations in foreign economies;
- fluctuations in the value of foreign currencies and interest rates;
- trade and travel restrictions;
- outbreaks of avian flu, Severe Acute Respiratory Syndrome, or SARS, H1N1 swine flu or other contagious disease;
- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future;
- difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act; and
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in China or other countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulties in producing and delivering our products, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business. In addition, although we maintain an anti-corruption compliance program throughout our company, violations of our compliance program may result in criminal or civil sanctions, including material monetary fines, penalties and other costs against us or our employees, and may have a material adverse effect on our business.

In making an investment decision relating to our common stock, you should evaluate our business in light of the risks, expenses and difficulties frequently encountered by companies operating on a global platform, particularly companies in the rapidly changing communications networks industry.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export and import control laws, trade regulations and other trade requirements that limit which products we sell and where and to whom we sell our products, especially laser-dependent products (including those we recently acquired in the Santur acquisition). In some cases, it is possible that export licenses would be required from U.S. government agencies for some of our products in accordance with various statutory authorities, including but not limited to the International Traffic in Arms Regulations, the Export Administration Act of 1979, the International Emergency Economic Powers Act of 1977, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976 and various country-specific trade sanctions legislation. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our products. We may not be successful in obtaining the necessary export and import licenses. Failure to comply with these and similar laws on a timely basis, or at all, or any limitation on our ability to export or sell our products or to obtain any required licenses would adversely affect our business, financial condition and results of operations.

Changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business and results of operations could be adversely affected.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As disclosed in Item 9A of this report, our management identified a material weakness in our internal control over financial reporting related to the reconciliation of inventory count results to the Company's accounting records as of December 31, 2012 primarily in our Fremont, California facility which was a former facility of Santur (a company we acquired in 2011). A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2012, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—An Integrated Framework.* We are actively engaged in developing a remediation plan designed to address this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses in our internal control are

discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. For more information see "Item 9A. Controls and Procedures."

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. Beginning with the year ended December 31, 2011, we are required to comply with the internal control requirements of the Sarbanes-Oxley Act of 2002. In addition, we may experience difficulties in implementing effective internal controls over financial reporting as part of our integration of Santur and OCU. Santur and OCU have historically been private companies and not subject as stand-alone entities to the internal control requirements of a U.S. public company. We could also experience unanticipated additional operating costs in implementing and managing effective internal controls over financing reporting at the former Santur and OCU facilities and operations, which could adversely affect our financial performance.

If a material misstatement occurs in the future, we may fail to meet our future reporting obligations, we may need to restate our financial results and the price of our common stock may decline. Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in the implementation, our business and operating results may be harmed and we may fail to meet our financial reporting obligations. Any failure of our internal controls could also adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that is now applicable to us under the rules of the Securities and Exchange Commission, or the SEC. Effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Covenants in our credit facilities may limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic or industry conditions.

We have lending arrangements with several financial institutions, including a loan and security agreement with Comerica Bank in the U.S., and our subsidiaries in China have line of credit arrangements. Our U.S. loan and security agreement requires us to maintain certain financial covenants, including a liquidity ratio, and restricts our ability to take certain actions such as incurring additional debt, paying dividends, or engaging in certain transactions like mergers and acquisitions, investments and asset sales. These restrictions may limit our flexibility in responding to business opportunities, competitive developments and adverse economic or industry conditions. In addition, our obligations under our U.S. loan and security agreement with Comerica Bank are secured by substantially all of our U.S. assets other than intellectual property assets, which limits our ability to provide collateral for additional financing. A breach of any of these covenants, or a failure to pay interest or indebtedness when due under any of our credit facilities, could result in a variety of adverse consequences, including the acceleration of our indebtedness.

We may be unable to utilize our net operating loss carryforwards to reduce our income taxes, which could adversely affect our future financial results.

As of December 31, 2012, we had net operating loss, or NOL, carryforwards for U.S. federal and state tax purposes of $205.3 million and $144.9 million, respectively. As these net operating losses have not been utilized, a portion has begun to expire in the current year. The utilization of the NOL and tax credit carryforwards are subject to a substantial limitation imposed by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. We recorded deferred tax assets, net of valuation allowance, for the NOL carryforwards currently available after considering the existing Section 382 limitation. If we incur an additional limitation under Section 382, then the NOL carryforwards, as disclosed, could be reduced by the impact of any future limitation that would result in existing NOL carryforwards and tax credit carryforwards expiring unutilized.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

We became a public reporting company in February 2011. As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, imposes additional requirements on public companies, including specific corporate governance practices. For example, the listing requirements of the New York Stock Exchange require that we satisfy certain corporate governance requirements relating to independent directors, audit and compensation committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to government regulations that could adversely impact our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire U.S. telecommunications industry and, as a result, our products and our U.S. customers are subject to FCC rules and regulations. Current and future FCC regulations affecting communications services, our products or our customers' businesses could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international customers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders. Further, we may not be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business. Any failure to obtain such approvals could harm our business and results of operations.

We may utilize conflict minerals in our production or rely on suppliers who utilize conflict minerals in their production, and the use of such conflict minerals may negatively impact our results of operations.

In August 2012, the U.S. Securities and Exchange Commission adopted its final rule to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding reporting obligations for the use of conflict minerals originating in the Democratic Republic of the Congo and adjoining countries, and beginning on January 1, 2013, we became subject to these reporting obligations. In connection with these requirements, we have been contacted by several customers and suppliers regarding the new conflict mineral rules and reporting obligations and are working with these customers and suppliers to implement any

necessary or requested compliance programs. As a result of these new rules, our results in operations may suffer for a variety of reasons, including:

- difficulty in obtaining supplies that are conflict-free;
- shipping delays or the cancellation of orders for our products;
- costs associated with the implementation of the conflict minerals reporting obligations; and
- reputational damage in the event that we determine our products do incorporate conflict minerals or cannot be verified as not incorporating conflict minerals.

In some instances, we rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future revenue.

Although we primarily sell our products through direct sales to systems vendors, we also sell our products to some of our customers through third-party sales representatives. Many of our third-party sales representatives also market and sell competing products from our competitors. Our third-party sales representatives may terminate their relationships with us at any time, or with short notice. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If our current third-party sales representatives fail to perform as expected, our revenue and results of operations could be harmed.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs, or restrict our business or operations in the future.

Our manufacturing operations and our products are subject to a variety of federal, state, local and international environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, air emissions, wastewater discharges, the handling and disposal of hazardous substances and wastes, soil and groundwater contamination, employee health and safety, and the use of hazardous materials in, and the recycling of, our products. Our failure to comply with present and future environmental, health or safety requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, monetary fines, civil or criminal penalties, or curtailment of operations. In addition, the enactment of more stringent laws and regulations, or other unanticipated events could restrict our ability to expand our facilities, require us to install costly pollution control equipment or incur other additional expenses, or require us to modify our manufacturing processes or the contents of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, increasing efforts to control emissions of greenhouse gases, or GHG, may also impact us. Additional climate change or GHG control requirements are under consideration at the federal level in the U.S. and in China. Additional restrictions, limits, taxes, or other controls on GHG emissions could increase our operating costs and, while it is not possible to estimate the specific impact any final GHG regulations will have on our operations, there can be no assurance that these measures will not have significant additional impact on us.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We believe that our existing cash and cash equivalents, and cash flows from our operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We operate in an industry, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from

operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

- invest in our research and development efforts, including by hiring additional technical and other personnel;
- expand our operating or manufacturing infrastructure;
- acquire complementary businesses, products, services or technologies; or
- otherwise pursue our strategic plans and respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in our initial public offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

Risks related to our operations in China

Our business operations conducted in China are critical to our success. A total of $121.2 million, or 49%, of our revenue in 2012 was recognized from customers for whom we shipped products to a location in China. Additionally, a substantial portion of our property, plant and equipment, 59% as of December 31, 2012, is located in China. We expect to make further investments in China in the foreseeable future. Therefore, our business, financial condition, results of operations and prospects are to a significant degree subject to economic, political, legal, and social events and developments in China.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In November 2012 China's Communist Party announced the selection of a new Politburo Standing Committee, which controls government operations in China, and this recent change in leadership may affect Chinese laws or regulations in a manner that would adversely affect our business as set forth in this risk factor. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. Moreover, the laws, regulations and legal requirements in China, including the laws that apply to foreign-invested enterprises are relatively new and are subject to frequent changes. The interpretation and enforcement of such laws is uncertain. Any adverse changes to these laws, regulations and legal requirements, including tax laws, or their interpretation or enforcement, or the creation of new laws or regulations relating to our business, could have a material adverse effect on our business.

Furthermore, while China's economy has experienced rapid growth in the past 20 years, growth has been uneven across different regions, among various economic sectors and over time. China has also in the past and may in the future experience economic downturns due to, for example, government austerity measures, changes in government policies relating to capital spending, limitations placed on the ability of commercial banks to make loans, reduced levels of exports and international trade, inflation, lack of financial liquidity, restrictions on the flow of capital and foreign exchange, stock market volatility and global economic conditions. Any of these developments could contribute to a decline in business and consumer spending in addition to other adverse market conditions, which could adversely affect our business.

Our cost advantage from having our manufacturing and part of our research and development in China may diminish over time due to increasing labor costs, which could materially and adversely affect our operating results.

The labor market in China, particularly in the manufacturing-heavy Southeast region of China where our manufacturing facilities are located, has experienced higher costs due to increased wages. We were required to pay additional employee benefits taxes beginning in late 2010 and were subject to increases in the minimum wage for hourly workers in 2011 and 2012. We will be subject to an increase in the minimum wage in 2013, and expect that we will be required to increase wages and/or be subject to further increase in personnel costs on taxes in the future due to market conditions and/or government mandates. If labor costs in China continue to increase, our gross margins and profit margins and results of operations may be adversely affected. In addition, our competitive advantage against competitors with manufacturing in traditionally higher cost countries would be diminished.

The termination, expiration or unavailability of our preferential income tax treatment in China may have a material adverse effect on our operating results.

Prior to January 1, 2008, entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. In accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, effective through December 31, 2007, our subsidiaries in China enjoyed preferential income tax rates. Effective January 1, 2008, the China Enterprise Income Tax Law, or the EIT law, imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. As a result, our subsidiaries in China may be subject to the uniform income tax rate of 25% unless we are able to qualify for preferential status. Currently, we have qualified for a preferential 15% tax rate that is available for new and high technology enterprises. The preferential rate applied to 2012, 2011 and 2010. We realized benefits from this 10% reduction in tax rate of $0.9 million, $0.4 million and $1.7 million for 2012, 2011 and 2010, respectively. The preferential rate has been approved to remain at 15% for 2013 and 2014. In order to retain the preferential rate, we must meet certain operating conditions, satisfy certain product requirements, meet certain headcount requirements and maintain certain levels of research expenditures. The preferential tax rate that we enjoy could be modified or discontinued altogether at any time, which could materially and adversely affect our financial condition and results of operations.

Our subsidiaries in China may be subject to restrictions on dividend payments, on making other payments to us or any other affiliated company, and on borrowing or allocating tax losses among our subsidiaries.

Current Chinese regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations, which are different than U.S. accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund their statutory common reserves until such reserves have reached at least 50% of their respective registered capital, as well as to allocate a discretional portion of their after-tax profits to their staff welfare and bonus fund. As of December 31, 2012, our Chinese subsidiaries' common reserves had not reached this threshold and, accordingly, these entities are required to continue funding such reserves with accumulated net profits. The statutory common reserves are not distributable as cash dividends except in the event of liquidation. In addition, current Chinese regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Accordingly, we may not be able to move our capital easily, which could harm our business.

Restrictions on currency exchange may limit our ability to receive and use our revenue and cash effectively.

Because a substantial portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or

to make dividend payments in U.S. dollars. Under relevant Chinese rules and regulations, the RMB is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange, or SAFE. Currently, our subsidiaries in China may purchase foreign exchange for settlement of "current account transactions," including the payment of dividends to us, without the approval of SAFE. Although Chinese government regulations now allow greater convertibility of the RMB for current account transactions, significant restrictions remain. For example, foreign exchange transactions under our primary Chinese subsidiary's capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect the ability of our subsidiaries in China to obtain foreign exchange for capital expenditures through debt or equity financing, including by means of loans or capital contributions from us. We cannot be certain that Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. If such restrictions are imposed, our ability to adjust our capital structure or engage in foreign exchange transactions may be limited.

In August 2008, SAFE promulgated the *Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises*, or Circular 142, a notice regulating the conversion by foreign-invested enterprises or FIE of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a FIE. The use of such RMB may not be changed without approval from SAFE. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations. As a result of Circular 142, our subsidiaries in China may not be able to convert our capital contributions to them into RMB for equity investments or acquisitions in China.

Uncertainties with respect to China's legal system could adversely affect the legal protection available to us.

Our operations in China are governed by Chinese laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. China's legal system is a civil law system based on written statutes. Unlike common law systems, it is a legal system where decided legal cases have limited value as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully-integrated legal system, and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties, including regional variations within China. For example, we may have to resort to administrative and court proceedings to enforce the legal protection under contracts or law. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contract terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we would receive compared to more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our distributors, business partners, customers and suppliers. In addition, protections of intellectual property rights and confidentiality in China may not be as effective as in the U.S. or other countries or regions with more developed legal systems. Furthermore, the legal system in China is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. All the uncertainties described above could limit the legal protections available to us and could materially and adversely affect our business and operations.

Chinese regulations relating to offshore investment activities by Chinese residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our stockholders who are Chinese residents, or our Chinese employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under Chinese laws.

Chinese foreign exchange regulations require Chinese residents and corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our stockholders who are Chinese residents and may apply to any offshore acquisitions that we make in the future. Pursuant to these foreign exchange regulations, Chinese residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any Chinese resident who is a direct or indirect stockholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any Chinese stockholder fails to make the required SAFE registration or file or update the registration, subsidiaries in China of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their subsidiaries in China. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under Chinese laws for evasion of applicable foreign exchange restrictions. We cannot provide any assurances that all of our stockholders who are Chinese residents have made or obtained, or will make or obtain, any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our stockholders in China to comply with the required registration procedures may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our Chinese subsidiaries' ability to distribute dividends or obtain foreign-exchange-dominated loans. Moreover, because of the uncertainties in the interpretation and implementation of these foreign exchange regulations, we cannot predict how they will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a domestic company in China, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by these foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the *Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company*, or the Stock Option Rule. Under the Stock Option Rule, Chinese residents who are granted stock options by an overseas publicly-listed company are required, through a Chinese agent or Chinese subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted stock options are subject to the Stock Option Rule. We have completed the process of registering our stock option and appreciation plans with SAFE. On February 20, 2012, SAFE issued the Circular on Relevant Issues concerning Foreign Exchange Administration for Individuals in PRC Participating in Equity Incentive Plan of Overseas-Listed Companies, or Circular 7, which provides detailed procedures for conducting foreign exchange matters related to domestic individuals' participation in the equity incentive plans of overseas listed companies and supersedes the Stock Option Rule in its entirety. If we or our optionees in China fail to comply with the applicable regulations, we or our optionees in China may be subject to fines and legal sanctions. Several of our employees in China have exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether Chinese employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises were permitted by Chinese laws and it is uncertain how SAFE or other government authorities

will interpret or administer such regulations. Therefore, we cannot predict how such exercises will affect our business or operations. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

We may be obligated to withhold and pay individual income tax in China on behalf of our employees who are subject to individual income tax in China arising from the exercise of stock options. If we fail to withhold or pay such individual income tax in accordance with applicable Chinese regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under Chinese laws.

The State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our Chinese employees (which could include both employees in China and expatriate employees subject to individual income tax in China) who exercise stock options will be subject to individual income tax in China. Our subsidiaries in China have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, since there was not yet a clear regulation on how and whether Chinese employees could exercise stock options granted by overseas private companies and how Chinese employers shall withhold and pay individual taxes, the relevant tax authority verbally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we did not need to withhold and pay the individual income tax for the exercises until after we completed our initial public offering in February 2011. Thus, we have not withheld or paid the individual income tax for the option exercises through the date of our initial public offering. However, we cannot assure you that the Chinese tax authorities will not act otherwise and request us to pay the individual income tax immediately and impose sanctions on us.

If the Chinese government determines that we failed to obtain approvals of, or registrations with, the requisite Chinese regulatory authority with respect to our current and past import and export of technologies, we could be subject to sanctions, which could adversely affect our business.

China imposes controls on technology import and export. The term "technology import and export" is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology to or from China requires either approval by, or registration with, the relevant Chinese governmental authorities.

If we are found to be, or to have been, in violation of Chinese laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from benefiting from these technologies inside or outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. If the Chinese government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and result of operations.

China regulation of loans and direct investment by offshore holding companies to China entities may delay or prevent us from using the proceeds we received from our initial public offering to make loans or additional capital contributions to our China subsidiaries.

From time to time, we may make loans or additional capital contributions to our China subsidiaries. Any loans to our China subsidiaries are subject to China regulations and approvals. For example, any loans to our China subsidiaries to finance their activities cannot exceed statutory limits, must be registered with SAFE, or its local counterpart, and must be approved by the relevant government authorities. Any capital contributions to our

China subsidiaries must be approved by the Ministry of Commerce of China or its local counterpart. In addition, under Circular 142, our China subsidiaries, as FIEs, may not be able to convert our capital contributions to them into RMB for equity investments or acquisitions in China.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our China subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our China subsidiaries may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Dividends paid to us by our Chinese subsidiaries may be subject to Chinese withholding tax.

The EIT Law and the implementation regulations provide that a 10% withholding tax may apply to dividends payable to investors that are "non-resident enterprises," to the extent such dividends are derived from sources within China and in the absence of any tax treaty that may reduce such withholding tax rate. The comprehensive Double Taxation Arrangement between China and Hong Kong generally reduces the withholding tax on dividends paid from a Chinese company to a Hong Kong company to 5%. Dividends paid to us by our Chinese subsidiaries will be subject to Chinese withholding tax if, as expected, we are considered a "non-resident enterprise" under the EIT Law. If dividends from our Chinese subsidiaries are subject to Chinese withholding tax, our financial condition may be adversely impacted to the extent of such tax.

Our worldwide income may be subject to Chinese tax under the EIT Law.

The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax on their worldwide income. Under the implementation regulations for the EIT Law issued by the State Council, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are deemed to be a resident enterprise for Chinese tax purposes, we will be subject to Chinese tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income (loss), however, dividends paid to us by our Chinese subsidiaries may not be subject to withholding if we are deemed to be a resident enterprise.

Dividends payable by us to our investors and gains on the sale of our common stock by our foreign investors may be subject to tax under Chinese law.

Under the EIT Law and implementation regulations issued by the State Council, a 10% withholding tax is applicable to dividends payable to investors that are "non-resident enterprises." Similarly, any gain realized on the transfer of common stock by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within China. If we are determined to be a "resident enterprise," dividends and other income we pay on our common stock, or the gain you may realize from the transfer of our common stock, would be treated as income derived from sources within China. If we are required under the EIT Law to withhold tax from dividends payable to investors that are "non-resident enterprises," or if a gain realized on the transfer of our common stock is subject to withholding, the value of your investment in our common stock may be materially and adversely affected.

Our contractual arrangements with our subsidiaries in China may be subject to audit or challenge by the Chinese tax authorities, and a finding that our subsidiaries in China owe additional taxes could substantially reduce our net income and the value of our stockholders' investment.

Under the applicable laws and regulations in China, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We would be subject to adverse tax consequences if the Chinese tax authorities were to determine that the contracts with or between our subsidiaries

were not executed on an arm's length basis, and as a result the Chinese tax authorities could require that our Chinese subsidiaries adjust their taxable income upward for Chinese tax purposes. Such an adjustment could adversely affect us by increasing our tax expenses.

Because a substantial portion of our business is located in China, we may have difficulty maintaining adequate management, legal and financial controls, which we are required to do in order to comply with Section 404 of the Sarbanes-Oxley Act and securities laws, and which could cause a material adverse impact on our consolidated financial statements, the trading price of our common stock and our business.

Chinese companies have historically not adopted a western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and computer, financial and other control systems. Most of our middle and top management staff in China are not educated and trained in the western system, and we may have difficulty hiring new employees in China with experience and expertise relating to accounting principles generally accepted in the U.S. and U.S. public-company reporting requirements. As a result of these factors, we may experience difficulty in maintaining management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. public-company reporting requirements. We may, in turn, experience difficulties in maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act. This may result in material weaknesses in our internal controls which could impact the reliability of our consolidated financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act. Any such material weaknesses or lack of compliance with SEC rules and regulations could result in restatements of our historical consolidated financial statements, cause investors to lose confidence in our reported financial information, have an adverse impact on the trading price of our common stock, adversely affect our ability to access the capital markets and our ability to recruit personnel, lead to the delisting of our securities from the stock exchange on which they are traded. This could lead to litigation claims, thereby diverting management's attention and resources, and which may lead to the payment of damages to the extent such claims are not resolved in our favor, lead to regulatory proceedings, which may result in sanctions, monetary or otherwise, and have a material adverse effect on our reputation and business.

See also the risk factor "If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected."

The turnover of direct labor in manufacturing industries in China is high, which could adversely affect our production, shipments, and results of operations.

Employee turnover of direct labor in the manufacturing sector in China is high and retention of such personnel is a challenge to companies located in or with operations in China. Although direct labor cost does not represent a high proportion of our overall manufacturing costs, direct labor is required for the manufacture of our products. If our direct labor turnover rates are higher than we expect, or we otherwise fail to adequately manage our direct labor turnover rates, then our results of operations could be adversely affected.

Our subsidiaries in China are subject to Chinese labor laws and regulations. Recently enacted Chinese labor laws may increase our operating costs in China, which could adversely affect our financial results.

China Labor Contract Law, effective January 1, 2008, together with its implementing rules, effective September 18, 2008, provides more protection to Chinese employees. Previously, an employer had discretionary power in deciding the probation period, not to exceed nine months. Additionally, the employment contract could only be terminated for cause. Under the new rules, the probation period varies depending on contract terms and the employment contract can only be terminated during the probation period for cause upon three days' notice. Additionally, an employer may not be able to terminate a contract during the probation period on the grounds of a material change of circumstances or a mass layoff. The new law also has specific provisions on conditions when an employer has to sign an employment contract with open-ended terms. If an employer fails to enter into an open-ended contract in certain circumstances, the employer must pay the employee twice their monthly wage

beginning from the time the employer should have executed an open-ended contract. Additionally an employer must pay severance for nearly all terminations, including when an employer decides not to renew a fixed-term contract.

On January 1, 2008, the Regulations on Paid Annual Leaves of Staff and Workers also took effect, followed by its implementing measures effective September 18, 2008. These regulations provide that employees who have worked consecutively for one year or more are entitled to paid annual leave. An employer must guarantee that employees receive the same wage income during the annual leave period as that for the normal working period. Where an employer cannot arrange annual leave for an employee due to production needs, upon agreement with the employee, the employer must pay daily wages equal to 300% of the employee's daily salary for each day of annual leave forfeited by such employee.

The Shenzhen municipal government, effective December 2010, issued a measure to require all government agencies, public institutions, and enterprises in Shenzhen to pay a monthly housing fund. The housing fund is designed to enhance the welfare and increase the funds available to Shenzhen employees when buying, building, renovating, or overhauling owner-occupied houses. Employee and employers are required to make equal contributions to the housing fund, which can range between 5% and 20% of the employees' average salary of the most recent year and we commenced making these contributions in the fourth quarter of 2010.

From time to time, the Chinese government has implemented requirements to increase the minimum wage for employees in China. These requirements have resulted in the past, and may result in the future, in higher employee costs for our personnel in China. For example, the minimum wage in Shenzhen increased by 20% in April 2011 and 14% in February 2012. We were required to increase wages to comply with these requirements and it may be necessary for us to increase wages more than the minimum wage adjustment requires due to market conditions or additional government mandates. If labor costs in China continue to increase, our gross margins, profit margins and results of operations may be adversely affected. In addition, our competitive advantage against competitors with personnel costs or manufacturing in traditionally higher cost countries may be diminished. These newly introduced laws and regulations may materially increase the costs of our operations in China.

Adoption of international labor standards may increase our direct labor costs.

International standards of corporate social responsibility include strict requirements on labor work practices and overtime. As global service providers and their network equipment vendors adopt these standards, we have in the past incurred and may be required in the future to incur additional direct labor costs associated with our compliance with these standards.

If any of our subsidiaries in China becomes the subject of a bankruptcy or liquidation procedures, we may lose the ability to use its assets.

Because a substantial portion of our business and revenue are derived from China, if any of our subsidiaries in China goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations in China. Any delay, interruption or cessation of all or a part of our operations in China would negatively impact our ability to generate revenue and otherwise adversely affect our business.

We may be exposed to liabilities under the FCPA and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act of 1977, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations,

agreements with third parties and we make the majority of our sales in China. China also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risks related to ownership of our common stock

Our financial results may vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and results of operations have varied in the past and may continue to vary significantly from quarter to quarter. This variability may lead to volatility in our stock price as research analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors, including:

- fluctuations in demand for our products;
- the timing, size and product mix of sales of our products;
- changes in our pricing and sales policies or the pricing and sales policies of our competitors;
- our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner and that meet customer requirements;
- quality control or yield problems in our manufacturing operations;
- our ability to timely obtain adequate quantities of the components used in our products;
- length and variability of the sales cycles of our products;
- unanticipated increases in costs or expenses; and
- fluctuations in foreign currency exchange rates.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly and annual results of operations in the future. In addition, a significant amount of our operating expenses is relatively fixed in nature due to our internal manufacturing, research and development, sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. Moreover, our results of operations may not meet our announced guidance or the expectations of research analysts or investors, in which case the price of our common stock could decrease significantly. There can be no assurance that we will be able to successfully address these risks.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of our Annual Report on Form 10-K, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations,

as well as general economic, political and market conditions, such as recessions, sovereign debt or liquidity issues, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that research analysts publish about us and our business. The price of our common stock could decline if one or more research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

The concentration of our capital stock ownership with our principal stockholders, executive officers and directors and their affiliates will limit other stockholders' ability to influence corporate matters.

As of February 28, 2013, our executive officers and directors, and entities that are affiliated with them, beneficially own an aggregate of approximately 52% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, as a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. In addition, the terms of our loan and security agreement with Comerica Bank restrict our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after our initial public offering will ever exceed the price that you pay.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;
- not providing for cumulative voting in the election of directors;

- authorizing our board of directors to issue, without stockholder approval, preferred stock rights senior to those of common stock;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- requiring advance notification of stockholder nominations and proposals.

In addition, we have been governed by the provisions of Section 203 of the Delaware General Corporate Law since the completion of our initial public offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

Our properties consist primarily of owned and leased office and manufacturing facilities. Our corporate headquarters are located in San Jose, California and our manufacturing facilities are located in Shenzhen, China. The following schedule presents the approximate square footage of our facilities as of December 31, 2012:

Location	Square Feet	Commitment and Use
San Jose, California	63,526	Leased; 2 buildings, 24,212 square feet expiring in October 2015 and 39,314 square feet expiring in October 2019. Used for corporate headquarters offices and wafer fabrication.
Fremont, California	53,175	Leased; 2 buildings, 19,175 square feet expiring in June 2016 and 34,000 square feet expiring in June 2016. Used for wafer fabrication and research and development.
Shenzhen, China	236,715	Owned; 1 building and 1 floor of a building. Used for manufacturing, research and development, and sales and marketing.
Shenzhen, China	117,639	Leased; 4 buildings, expiring on various dates ranging from February 2013 to October 2013. Used for staff dormitory.
Dongguan, China	84,217	Leased; 1 building and 5 floors, 56,737 square feet expiring in May 2014 and 27,480 square feet expiring in May 2015. Used for manufacturing.

In addition, we lease a number of smaller offices in China, Japan and Canada for warehouse, manufacturing, research and other functions.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this Annual Report on Form 10-K, other than as described below, we are not involved in any pending legal proceedings that we believe could have a material adverse effect on our financial condition, results of operations or cash flows. However, as described below, a certain dispute involves a claim by a third party that our activities infringe their intellectual property rights. This and other types of intellectual property rights claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Claims that our products or processes infringe or misappropriate any third-party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. Moreover, from time to time, we may pursue litigation to assert our intellectual property rights. Regardless of the merit or resolution of any such litigation, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel which could adversely affect our business.

On January 5, 2010, Finisar Corporation, or Finisar, filed a complaint in the U.S. District Court for the Northern District of California against Source Photonics, Inc., MRV Communications, Inc., Oplink Communications, Inc. and us, or collectively, the co-defendants. In the complaint, Finisar alleged infringement of certain of its U.S. patents arising from the codefendants' respective manufacture, importation, use, sale of or offer to sell certain optical transceiver products. Finisar sought to recover unspecified damages, up to treble the amount of actual damages, together with attorneys' fees, interest and costs. Finisar alleged that at least some of the patents asserted are a part of certain digital diagnostic standards for optoelectronics transceivers, and, therefore, are being utilized in such digital diagnostic standards. On March 23, 2010, we filed an answer to the complaint and counterclaims, asserting two claims of patent infringement and additional claims asserting that Finisar has violated state and federal competition laws and violated our obligations to license on reasonable and non-discriminatory terms. On May 5, 2010, the court dismissed without prejudice all co-defendants (including us) except Source Photonics, Inc., on grounds that such claims should have been asserted in four separate lawsuits, one against each defendant. This dismissal without prejudice does not prevent Finisar from bringing a new similar lawsuit against us. We and Finisar had agreed to suspend our respective claims for a 90 day period and not to refile the originally asserted claims against each other until one or more specified events occur resulting in the partial or complete resolution of the litigation between Source Photonics and Finisar. On September 10, 2010, Source Photonics and Finisar settled their lawsuit, commencing the suspension period, which ended in December 2010. On January 18, 2011, we and Finisar again agreed to suspend our respective claims and not to refile the originally asserted claims against each other until at least 90 days after one or more specified events occur resulting in the partial or complete resolution of litigation involving the same Finisar patents between Oplink Communications, Inc. and Finisar. This tolling period expired on April 30, 2012. On May 3, 2012 we and Finisar agreed to further toll our respective claims until the refiling of certain of the previously asserted claims from this dispute. As a result, Finisar is permitted to bring a new lawsuit against us if it chooses to do so, and we may bring new claims against Finisar upon seven days written notice prior to filing such claims.

ITEM 4. *MINE SAFETY DISCLOSURE*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

On February 2, 2011, the effective date of our Registration Statement on Form S-1 (File No. 333-166096), our common stock began to trade on the New York Stock Exchange under the symbol "NPTN". Prior to that time, there was no public market for our common stock. As of February 28, 2013, there were approximately 224 holders of record of our common stock (not including beneficial holders of our common stock holder in street names). We have not paid cash dividends on our common stock since our inception, and we do not anticipate paying any in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, consent from our existing credit facility lender in the U.S., and other factors our board of directors may deem relevant.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the New York Stock Exchange.

	Low	High
Fiscal Year 2011:		
First Quarter (February 2, 2011 through March 31, 2011)	$8.29	$20.94
Second Quarter	$6.18	$12.18
Third Quarter	$5.46	$ 8.20
Fourth Quarter	$3.63	$ 6.90
Fiscal Year 2012:		
First Quarter	$4.50	$ 6.38
Second Quarter	$3.92	$ 5.50
Third Quarter	$4.67	$ 6.08
Fourth Quarter	$4.90	$ 5.99

The graph below shows the cumulative total stockholder return of an investment of $100 (and the reinvestment of any dividends thereafter) on February 2, 2011 (the first trading day of NeoPhotonics Corporation common stock) in (i) our common stock, (ii) the S&P 500 Index and (iii) the NASDAQ Telecommunications Index. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The following graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that we specifically state that such graph and related information are incorporated by reference into such filing.



	NeoPhotonics	S&P 500	NASDAQ Telecom
2/2/2011	$100.00	$100.00	$100.00
03/31/11	$ 85.36	$101.67	$ 94.09
06/30/11	$ 52.23	$101.27	$ 89.23
09/30/11	$ 51.92	$ 86.76	$ 74.82
12/31/11	$ 34.57	$ 96.44	$ 82.75
03/31/12	$ 35.70	$108.01	$ 92.96
06/30/12	$ 37.28	$104.46	$ 77.56
09/30/12	$ 44.08	$110.48	$ 83.45
12/31/12	$ 43.32	$109.37	$ 84.40

For equity compensation plan information refer to Item 12 of this Annual Report on Form 10-K.

On February 2, 2011, our registration statement on Form S-1 (File No. 333-166096) was declared effective for our initial public offering, pursuant to which we registered the offering and sale of 8,625,000 shares of common stock, including the full underwriters' over-allotment option, at a public offering price of $11.00 per share. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. acted as the managing underwriters for our initial public offering. The offering was completed February 7, 2011. As a result of our initial public offering, we received net proceeds of $88.2 million before offering expenses. None of such payments were a direct or indirect payment to any of our directors or officers or their associates, to persons owning ten percent or more of our common stock or any of our other affiliates.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b). As of December 31, 2012, we had used the entire net proceeds for working capital, the continued expansion of our existing business and general corporate purposes including the repayment of outstanding indebtedness, investments in available-for-sale securities, and the acquisition of complementary businesses, products, services, or technologies, such as the acquisition of Santur.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes.

We derived the consolidated statements of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 from our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data and the consolidated balance sheet data as of December 31, 2009 and 2008 are derived from our consolidated financial statements, which are not included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of our future results.

In the fourth quarter of 2011, we initiated a plan to sell a component of our business, Shenzhen Photon Broadband Technology Co., Ltd. (Broadband), a subsidiary in China. In January 2012, we entered into a purchase agreement with a third party to dispose of our 100% equity interest in Broadband for a total cash consideration of RMB 13.0 million ($2.1 million), and the transaction closed in March 2012. As such, the net assets of Broadband are classified as held-for-sale in our consolidated balance sheets and the results of operations associated with Broadband are presented as discontinued operations in our consolidated statements of operations for all periods presented.

Consolidated Statement of Operations Data:	Years ended December 31,				
	2012	2011 (1)	2010	2009	2008
	(in thousands, except share and per share data)				
Revenue	$245,423	$201,029	$177,679	$145,286	$120,869
Cost of goods sold	184,163	150,944	123,373	106,833	100,075
Gross profit	61,260	50,085	54,306	38,453	20,794
Operating expenses:					
Research and development	38,288	30,855	20,962	16,545	20,480
Sales and marketing	13,241	11,686	9,078	7,634	8,837
General and administrative	25,808	21,900	16,628	14,673	13,798
Amortization of purchased intangible assets	1,316	994	1,144	1,137	1,665
Adjustment to fair value of contingent consideration (2)	(554)	(1,287)	0	0	0
Goodwill impairment charges (3)	0	13,106	0	0	0
Asset impairment charges (4)	0	0	0	1,233	4,047
Restructuring charges (5)	68	1,297	0	0	1,383
Total operating expenses	78,167	78,551	47,812	41,222	50,210
Income (loss) from operations	(16,907)	(28,466)	6,494	(2,769)	(29,416)
Interest income	592	407	187	340	433
Interest expense	(568)	(422)	(612)	(873)	(1,480)
Other income (expense), net	575	14,246	(108)	(60)	524
Interest and other income (expense), net (6)	599	14,231	(533)	(593)	(523)
Benefit from (provision for) income taxes	(1,364)	(1,155)	(2,289)	(1,465)	1,579
Income (loss) from continuing operations	$(17,672)	$(15,390)	$ 3,672	$ (4,827)	$(28,360)
Basic and diluted net income (loss) per share from continuing operations attributable to NeoPhotonics Corporation common stockholders: (7)	$ (0.62)	$ (1.45)	$ 0.00	$ (2.60)	$ (14.96)

Consolidated Balance Sheet Data:	2012	2011	2010	2009	2008
	Years ended December 31,				
			(in thousands)		
Cash and cash equivalents	$ 36,940	$ 32,321	$ 24,659	$ 41,781	$ 27,248
Restricted cash	$ 2,626	$ 3,227	$ 2,828	$ 2,609	$ 1,516
Short-term investments	$ 64,301	$ 54,063	$ 0	$ 0	$ 0
Working capital (8)	$152,374	$124,199	$ 44,129	$ 44,167	$ 30,583
Net assets held for sale	$ 0	$ 173	$ 1,932	$ 1,910	$ 4,748
Total assets	$295,632	$277,049	$ 172,495	$ 162,248	$ 154,776
Long-term debt (including current portion)	$ 22,167	$ 27,166	$ 8,836	$ 8,147	$ 17,740
Redeemable convertible preferred stock (9)	$ 0	$ 0	$ 211,541	$ 205,450	$ 196,430
Redeemable common stock	$ 5,000	$ 0	$ 0	$ 0	$ 0
Common stock and additional paid-in capital (9)	$434,072	$392,854	$ 93,354	$ 91,899	$ 91,281
Total equity (deficit)	$197,818	$173,654	$(109,638)	$(119,582)	$(113,023)

(1) We acquired Santur on October 12, 2011 and its results of operations are included from the date of acquisition.

(2) In connection with our acquisition of Santur, we may be required to pay an earn out of up to an additional $7.5 million in cash, contingent upon Santur's gross profit performance during 2012. The fair value of the contingent consideration was measured at the date of acquisition and is subject to remeasurement each reporting period.

(3) Due to the decrease in our market capitalization as of the end of the fourth quarter of 2011, we determined that the indicators of impairment existed and that the carrying value of our goodwill was not recoverable. As a result, we recorded a goodwill impairment charge of $13.1 million, of which $8.8 million was related to the acquisition of Santur in October 2011.

(4) In 2008, we recorded asset impairment charges relating to intangible assets of $3.3 million and property and equipment of $0.7 million, both triggered by our decision to discontinue development of a product relating to our acquisition of Paxera Corporation in 2006. In 2009, we entered into an agreement to sell our ownership interest in Shenzhen Archcom Technology Co., Ltd, or Archcom, for less than our share of the net assets of Archcom and, as a result, we recognized an impairment charge of $0.8 million. In 2009, we also recorded an asset impairment charge of $0.4 million resulting from the write-off of machinery and equipment no longer in use.

(5) In 2011, we implemented a restructuring plan designed to reduce our research and development expenses. As a result, we recorded $1.3 million of restructuring expense for severance and benefits. In 2008, we initiated a restructuring plan as part of a companywide cost saving initiative aimed to reduce operating costs by moving manufacturing operations from the U.S. to our primary subsidiary in China. As a result, we recorded $1.4 million of restructuring expense in 2008, primarily related to severance costs resulting from the involuntary termination of employees located in the U.S. and China.

(6) In 2010, we purchased shares of Ignis ASA ("Ignis"), a Norwegian company traded on the Oslo Borse (Norway stock exchange) for $8.1 million. In 2011, we sold our shares in Ignis for $21.3 million and recognized a gain of $13.8 million. The gain was recognized as other income in the consolidated statement of operations for the year ended December 31, 2011.

(7) We apply the two-class method of computing net income (loss) per share. In addition, our computation of net income (loss) per share takes into account the accretion and deemed dividend associated with our preferred stock beneficial conversation feature and excludes net income (loss) attributable to noncontrolling interest. For further information, see Note 5 to the Consolidated Financial Statements.

(8) Working capital is defined as total current assets less total current liabilities.

(9) In connection with the closing of our initial public offering, all of the shares of Series 1, Series 2, Series 3 and Series X preferred stock outstanding automatically converted into shares of common stock.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes.

The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Please also see the cautionary language at the beginning of Part I of this Annual Report on Form 10-K regarding forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" of this Annual Report on Form 10-K.

Business overview

We are a leading designer and manufacturer of photonic integrated circuit, or PIC-based optoelectronic modules and subsystems for bandwidth-intensive, high-speed communications networks.

Our products are designed to enable high-speed transmission rates and efficient allocation of bandwidth over optical networks with high quality and low costs. Our PIC technology utilizes proprietary design elements that provide optical functionality on a silicon or indium phosphide or hybrid chip. PIC devices can integrate many more functional elements than discretely packaged components, enabling increased functionality in a small form factor while reducing packaging and interconnection costs. In addition, the cost advantages of PIC-based components are similar to the economics of semiconductor wafer mass manufacturing, where the marginal cost of producing an incremental chip is much less than that of a discrete component.

We have research and development and wafer fabrication facilities in San Jose and Fremont, California which coordinate with our research and development and manufacturing facilities in Shenzhen and Wuhan, China, Tokyo, Japan, and Ottawa, Canada. We utilize proprietary design tools and design-for-manufacturing techniques to align our design process with our precision nanoscale, vertically integrated manufacturing and testing capabilities. We sell our products to the leading network equipment vendors globally, including ADVA AG Optical Networking Ltd., Alcatel-Lucent SA, Ciena Corporation, Cisco Systems, Inc., ECI Telecom Ltd., Telefonaktiebolaget LM Ericsson, FiberHome Technologies Group, Fujitsu Limited, Huawei Technologies Co., Ltd., Juniper Networks, Inc., Mitsubishi Electric Corporation, NEC Corporation, Nokia Siemens Networks B.V. and ZTE Corporation. We refer to these companies as our Tier 1 customers.

In February 2011, we completed our initial public offering of 8,625,000 shares of common stock, including the full underwriters' over-allotment option, at a public offering price of $11.00 per share. Our initial public offering generated net proceeds of $88.2 million before offering expenses. In connection with the closing of the initial public offering, all of the shares of our Series 1, Series 2 and Series 3 preferred stock then outstanding automatically converted into 6,639,513 shares of common stock on a 1-for-1 basis and all of the shares of our Series X preferred stock then outstanding automatically converted into 7,398,976 shares of common stock on a 400-for-1 basis.

In October 2011, we acquired Santur Corporation, a designer and manufacturer of Indium Phosphide (InP) based PIC products. The acquisition of Santure enhances the Company's position in PIC-based modules and subsystmes for high speed networks.

On April 27, 2012, we issued and sold approximately 4.97 million shares of our common stock in a private placement transaction at a price of $8.00 per share for gross proceeds of approximately $39.8 million. The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which we are obligated to file one or more registration statements covering the potential resale of the shares of common stock. We intend to use a portion of the net proceeds from the sale of the shares of common stock for

general corporate purposes and to establish a presence in the Russian Federation. In addition, we intend to establish a production facility in the Russian Federation, in accordance with the terms of a rights agreement entered into in connection with the private placement, for the benefit of the global organization. The expansion into the Russian Federation is targeted for completion by July 31, 2014.

In the fourth quarter of 2011, we initiated a plan to sell a component of our business, Shenzhen Photon Broadband Technology Co., Ltd. (Broadband), a subsidiary in China. In January 2012, we entered into a purchase agreement with a third party to dispose of our 100% equity interest in Broadband for a total cash consideration of RMB 13.0 million ($2.1 million), and the transaction closed in March 2012. The net assets of Broadband were classified as held-for-sale in our 2011 consolidated balance sheets and the results of operations associated with Broadband are presented as discontinued operations in our consolidated statements of operations for all periods presented. Unless otherwise indicated, all discussions relate to our continuing operations. As a result of the sale of a component of our business in the first quarter of 2012, our audited consolidated financial statements, accompanying notes and other information provided in this Form 10-K reflect Broadband as a discontinued operation for all periods presented.

In 2012, our revenue growth of 22% over the prior-year was driven primarily by increasing in demand for our 40Gbps and 100Gbps speed products, which grew by over 300% over the prior year, as carriers continued to accelerate deployment of high capacity optical transport networks. We operated a sales model that focused on direct alignment with our customers through coordination of our sales, product engineering and manufacturing teams. Our sales and marketing organizations supported our strategy of increasing product penetration with our Tier 1 customers while also serving our broader customer base. We used a direct sales force in the U.S., China, Canada, Israel, Japan, the Russian Federation and the European Union. These individuals worked with our product engineers, and product marketing and sales operations teams, in an integrated approach to address our customers' current and future needs. We also engaged independent commissioned representatives worldwide to extend our global reach.

We expect to continue experiencing competition from companies that range from large international companies offering a wide range of products to smaller companies specializing in narrow markets. We anticipate macroeconomic conditions, including the slow recovery in the U.S., European sovereign debt issues, and concerns relating to inflation in China, could impact our Company's results. On January 22, 2013, we signed a definitive agreement to acquire the optical semiconductor business unit of LAPIS Semiconductor Co., Ltd. (OCU). OCU is a leading provider of lasers, drivers, and detectors for high speed 100G applications located in Japan. When closed, we believe this acquisition will enhance our competitive position in 100G products. We expect this transaction to be completed in the first or second quarter of 2013.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and cash flow, and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, stock-based compensation expense, impairment analysis of goodwill and long-lived assets, valuation of inventory, warranty liabilities and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that of our significant accounting policies, which are described in Note 2 of Notes to Consolidated Financial Statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue recognition

We recognize revenue from the sale of our products provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Contracts and/or customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and the customer's payment history.

We recognize revenue when the product is shipped and title has transferred to the buyer. We bear all costs and risks of loss or damage to the goods up to that point. On most orders, our terms of sale provide that title passes to the buyer upon shipment by us. In certain cases, our terms of sale may provide that title passes to the buyer upon delivery of the goods to the buyer. Revenue related to the sale of consignment inventory at vendor managed locations is not recognized until the product is pulled from inventory stock by customers. We determine payments made to third-party sales representatives are appropriately recorded to sales and marketing expense and not a reduction of revenue as the sales agent services they provide have an identifiable benefit and are made at similar rates of other sales agent service providers. Shipping and handling costs are included in the cost of goods sold. We present revenue net of sales taxes and any similar assessments.

Stock-based compensation expense

We grant stock options, stock purchase rights, stock appreciation units and restricted stock units to employees and directors. The stock-based awards are accounted for at fair value as of the measurement date. For stock options and restricted stock units, the measurement date is the grant date and for stock purchase rights the measurement date is the first day of the offering period. Stock appreciation units are subject to re-measurement each reporting period.

We recognize the fair value over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense includes the impact of estimated forfeitures. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for stock-based compensation using the Black-Scholes-Merton option-pricing model. Determining the appropriate fair value model and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If any of these assumptions used in the option-pricing models change, our stock-based compensation expense could change on our consolidated financial statements.

Goodwill

Goodwill is assessed for impairment annually or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. In fiscal year 2012, the Financial Accounting Standards Board ("*FASB*") amended its guidance to simplify testing goodwill for impairment. The amended guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity determines that as a result of the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required. We performed our annual goodwill impairment tests on December 31, 2011. We recognized a goodwill impairment charge of $13.1 million due to a decline in our market capitalization during the fourth quarter of 2011, the result of which is that we do not have any goodwill on our consolidated balance sheets as of December 31, 2011 and 2012.

Long-lived assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. If our estimates regarding future cash flows derived from such assets were to change, we may record an impairment to the value of these assets. We did not record any asset impairment charges during the years ended December 31, 2012, 2011 or 2010.

Valuation of inventories

We record inventories at the lower of cost (using the first-in, first-out method) or market, after we give appropriate consideration to obsolescence and inventories in excess of anticipated future demand. In assessing the ultimate recoverability of inventories, we are required to make estimates regarding future customer demand, the timing of new product introductions, economic trends and market conditions. If the actual product demand is significantly lower than forecasted, we could be required to record additional inventory write-downs which would be charged to cost of goods sold. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles. Increases to the provision for excess and obsolete inventory are charged to cost of goods sold. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, it will result in lower costs and higher gross margin for those products. Any write-downs would have an adverse impact on our gross margin. During the years ended December 31, 2012, 2011 and 2010, we recorded excess and obsolete inventory charges of $3.1 million, $0.6 million and $1.2 million, respectively.

Warranty liabilities

We provide warranties to cover defects in workmanship, materials and manufacturing of our products for a period of one to two years to meet stated functionality specifications. From time to time, we have agreed, and may agree, to warranty provisions providing for extended terms or with a greater scope. We test products against specified functionality requirements prior to delivery, but we nevertheless from time to time experience claims under our warranty guarantees. We accrue for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. We charge a provision for estimated future costs related to warranty activities to cost of goods sold based upon historical product failure rates and historical costs incurred in correcting product failures. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin and profitability would be adversely affected. We recorded warranty expense of $0.1 million, $0.4 million and $0.2 million for each of the years ended December 31, 2012, 2011 and 2010, respectively.

Accounting for income taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, generally we consider all expected future events, other than enactments or changes in tax law or rates. We provide valuation allowances when necessary to reduce deferred tax assets to the amount expected to be realized.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statement of operations in the period that the adjustment is determined to be required.

Results of operations

The following table presents certain Consolidated Statements of Operations data for the periods indicated as a percentage of total revenue:

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenue	100%	100%	100%
Cost of goods sold	75	75	69
Gross profit	25	25	31
Operating expenses:			
Research and development	16	15	12
Sales and marketing	5	6	5
General and administrative	10	11	9
Amortization of purchased intangible assets	1	0	1
Adjustment to fair value of contingent consideration	(0)	(1)	0
Goodwill impairment charges	0	7	0
Restructuring charges	0	1	0
Total operating expenses	32	39	27
Income (loss) from operations	(7)	(14)	4
Interest income	0	0	0
Interest expense	0	0	0
Other income (expense), net	0	7	0
Total interest and other income (expense), net	0	7	0
Income (loss) before income taxes	(7)	(7)	4
Provision for income taxes	(1)	(1)	(1)
Income (loss) from continuing operations	(8)	(8)	3
Income (loss) from discontinued operations, net of tax	0	0	0
Net income (loss)	(8)%	(8)%	3%

Revenue

(in thousands, except percentages)	2012	% Change 2011 to 2012	2011	% Change 2010 to 2011	2010
Total revenue	$245,423	22%	$201,029	13%	$177,679

We sell substantially all of our products to original equipment manufacturers, or OEMs. We recognize revenue upon delivery of our product to the OEM. We price our products based on market and competitive conditions and may

periodically reduce the price of our products as market and competitive conditions change and as manufacturing costs are reduced. Our sales transactions to customers are denominated primarily in Chinese Renminbi ("RMB") or U.S. dollars. Revenue is driven by the volume of shipments and may be impacted by pricing pressures. We have generated most of our revenue from a limited number of customers. Given the high concentration of network equipment vendors in our industry, our top ten customers represented 90%, 91% and 92% of our revenue in 2012, 2011 and 2010, respectively. In 2012, we made substantial progress to reduce customer concentration. For the year ended December 2012, Huawei, Alcatel-Lucent SA and Ciena Corporation accounted for 36%, 16% and 15% of our total revenue, respectively. For the year ended December 31, 2011, Huawei accounted for 51% of our total revenue. For the year ended December 31, 2010, Huawei and Alcatel-Lucent SA accounted for 50% and 10% of our total revenue. No other customers accounted for 10% or more of our total revenue in any year presented. For the year ended December 31, 2012, 2011 and 2010, our sales from our China-based subsidiaries, the majority of which were denominated in RMB were 49%, 64% and 57%, respectively.

Total revenue increased by $44.4 million in 2012 compared to 2011, representing a 22% increase. This increase in revenue was primarily attributable to growth in our high speed 100G and 40G products which generally have higher average selling prices as compared to more mature products. Our high speed 100G products grew more than 300% from 2011 to 2012. Total revenue increased by $23.4 million in 2011 compared to 2010, representing a 13% increase. The increase in revenue was primarily attributable to increases in demand for our products as carriers continued to deploy fiber-to-home solutions and deploy 40Gbps, 100Gbps and other telecom networks. On a global basis, in 2012 we experienced greater revenue growth from Western customers compared to customers located in China, while in 2011 the increase in revenue was primarily realized in China and to a lesser extent in the U.S.

In 2013, we expect our revenue to continue to grow. We also expect that a significant portion of our revenue will continue to be derived from a limited number of customers, as a result of growth in purchases by our key China, U.S. and European customers. As a result, the loss of, or a significant reduction in orders from our largest customer, Huawei Technologies or any of our other key customers would materially and adversely affect our revenue and results of operations. We expect a significant portion of our sales to continue to be denominated in RMB, and therefore may be affected by changes in foreign exchange rates.

Cost of goods sold and gross profit

(in thousands, except percentages)	2012	% Change 2011 to 2012	2011	% Change 2010 to 2011	2010
Cost of goods sold	$184,163	22%	$150,944	22%	$123,373
Gross profit	$ 61,260	22%	$ 50,085	(8)%	$ 54,306

Gross profit represents net sales less cost of goods sold. Our cost of goods sold consists primarily of the cost to produce wafers and to manufacture and test our products. Additionally, our cost of goods sold includes stock-based compensation, reserves for excess and obsolete inventory, royalty payments, amortization of certain purchased intangible assets and acquisition-related fair value adjustments, and warranty, shipping and allocated facilities costs.

Gross profit increased by $11.2 million in 2012 compared to 2011, and was primarily due to sales mix and growth in our 40G and 100G products, given these products tend to have higher margins on average compared to our other products. Gross profit decreased by $4.2 million in 2011 compared to 2010, and was primarily due to additional cost of goods sold of $6.4 million including amortization of intangible and other fixed manufacturing costs associated with the acquisition of Santur in 2011. The impact from the acquisition of Santur in 2011 was partially offset by overall continuous pricing reductions in material purchases and higher efficiencies in manufacturing.

We expect that our gross profit is likely to continue to fluctuate due to a variety of factors, including the introduction of new products, production volume, production volume compared to sales over time, the mix of

products sold, inventory changes, changes in the average selling prices of our products, changes in the cost and volumes of materials purchased from our suppliers, changes in labor costs, changes in overhead costs or requirements, revaluation of stock appreciation unit awards that are impacted by our stock price, and any reserves for excess and obsolete inventories. In addition, we periodically negotiate pricing with certain customers which can cause our gross margins to fluctuate particularly in the quarters in which the negotiations occurred. We strive to increase our gross margin as we seek to manage the costs of our supply chain and increase productivity in our manufacturing processes.

Operating expenses

(in thousands, except percentages)	2012	% Change 2011 to 2012	2011	% Change 2010 to 2011	2010
Research and development	$38,288	24%	$30,855	47%	$20,962
Sales and marketing	13,241	13%	11,686	29%	9,078
General and administrative	25,808	18%	21,900	32%	16,628
Amortization of purchase intangible assets	1,316	32%	994	(13)%	1,144
Adjustment to fair value of contingent consideration	(554)	(57)%	(1,287)	(100)%	0
Goodwill impairment charges	0	(100)%	13,106	100%	0
Restructuring charges	68	(95)%	1,297	100%	0
Total operating expenses	$78,167	0%	$78,551	64%	$47,812

Research and development

Research and development expense consists of personnel costs, including stock-based compensation, our research and development personnel, and product development costs, including engineering services, development software and hardware tools, depreciation of capital equipment and facility costs. We record all research and development expense as incurred.

Research and development expense increased by $7.4 million in 2012 compared to 2011, representing a 24% increase. This increase was primarily due to a $4.6 million increase in additional compensation and employee-related costs mainly due to the acquisition of Santur in the fourth quarter of 2011, $1.6 million increase in depreciation expense and $0.8 million increase in stock-based compensation expense.

Research and development expense increased by $9.9 million in 2011 compared to 2010, representing a 47% increase. This increase was primarily due to a $5.9 million increase in additional compensation and employee-related costs as a result of increased headcount and our acquisition of Santur, and a $1.0 million per quarter increase in material consumption, facility costs and equipment usage to support our research and development projects.

We believe that investments in research and development are important to help meet our strategic objectives. In 2013, we plan to continue to invest in research and development and new products that will further enhance our competitive position. As a percentage of total revenue, our research and development expense may vary as our investment levels and revenue change over time.

Sales and marketing

Sales and marketing expense consists primarily of personnel costs, including stock-based compensation and sales commissions, costs related to sales and marketing programs and services and facility costs.

Sales and marketing expense increased by $1.6 million in 2012 compared to 2011, representing a 13% increase. This increase was primarily due to a $0.9 million increase in additional compensation and employee-related costs as a result of increased headcount.

Sales and marketing expense increased by $2.6 million in 2011 compared to 2010, representing a 29% increase. This increase was primarily due to additional compensation and employee-related costs as a result of increased headcount and our acquisition of Santur.

We expect our sales and marketing expense to grow modestly in 2013 as our business continues to expand geographically. As a percentage of total revenue, our sales and marketing expense may vary as our revenue changes over time.

General and administrative

General and administrative expense consists primarily of personnel costs, including stock-based compensation, for our finance, human resources and information technology personnel and certain executive officers, as well as professional services costs related to accounting, tax, banking, legal and information technology services, depreciation of capital equipment and facility costs.

General and administrative expense increased by $3.9 million in 2012 compared to 2011, representing an 18% increase. This was primarily due to a $1.8 million increase in depreciation expenses as a result of the acquisition of Santur, a $1.6 million increase in compensation and employee-related costs, and a $1.0 million increase in accounting system upgrades.

General and administrative expense increased by $5.3 million in 2011 compared to 2010, representing a 32% increase. This was primarily due to a $2.7 million increase in additional compensation and employee-related costs as a result of higher headcount, a $1.0 million increase in business tax mainly related to city construction tax and educational surtax as required by the Chinese government, a $1.0 million increase in facilities-related costs, and a $0.7 million increase in professional services expense related to public company compliance expenses and legal fees.

We expect our general and administrative expense to grow modestly in 2013 as our business continues to expand. As a percentage of total revenue, our general and administrative expense may vary as our revenue changes over time.

Amortization of purchased intangible assets

Our intangible assets are being amortized over their estimated useful lives. Amortization expense relating to technology and patents and leasehold interests are included within cost of goods sold, while customer relationships and noncompete agreements are recorded within operating expenses.

Amortization of purchased intangible assets increased by $0.3 million in 2012 compared to 2011, representing a 32% increase. This was primarily due to assets acquired from Santur in the fourth quarter of 2011.

Amortization of purchased intangible assets decreased by $0.2 million in 2011 compared to 2010, representing a 13% decrease. The decreases were primarily due to some of intangible assets becoming fully amortized in the second half of 2010, partially offset by an increase in amortization expense related to assets acquired from Santur in the fourth quarter of 2011.

Adjustment to the fair value of contingent consideration

In connection with our acquisition of Santur, we may be required to pay up to an additional $7.5 million in cash as further consideration for the business acquisition, contingent upon Santur's gross profit performance during 2012. The fair value of the contingent consideration is re-measured each reporting period and any changes in the fair value of the contingent consideration are recognized as a gain or loss in the consolidated statements of operations. As of December 31, 2012 and 2011, we estimate the fair value of the contingent consideration was $1.0 million and $1.5 million, respectively. Although we believe the fair value of the contingent consideration is

in accordance with the terms of the Santur acquisition agreements, the selling parties may dispute the final amount to be paid.

Goodwill impairment charge

Due to the decrease in our market capitalization as of the end of the fourth quarter of 2011, and based on our assessment, we determined that the indicators of impairment existed and that the carrying value of our goodwill may not be recoverable. As a result, we recognized a goodwill impairment charge of $13.1 million, representing the entire balance of our goodwill. As of December 31, 2012 and 2011, we had no goodwill on our consolidated balance sheet.

Restructuring charges

During the fourth quarter of 2011, we implemented a restructuring plan, which resulted in the involuntary termination of 37 employees in the U.S. and 43 employees in China. The reduction in workforce was primarily related to cost-cutting measures in research and development. In addition, we made reductions in the areas of sales, marketing and administrative functions as a result of redundancy in positions due to the acquisition of Santur in October 2011. As a result, we recorded a restructuring charge of $1.3 million for severance and benefit costs in 2011 and we recorded an incremental restructuring charge of $68,000 related to this restructuring plan during 2012. As of December 31, 2012, all of the restructuring expense was paid.

Interest and other income (expense), net

(in thousands, except percentages)	2012	% Change 2011 to 2012	2011	% Change 2010 to 2011	2010
Interest and other income (expense), net	$599	(96)%	$14,231	(2,770)%	$(533)

Interest and other income (expense), net consists primarily of interest income, interest expense and other income (expense). Interest income consists of income earned on our cash, cash equivalents and short-term investments. Interest expense consists of amounts paid for interest on our short-term and long-term debt borrowings. Other income (expense) also includes government subsidies, share of loss of an unconsolidated investee and foreign currency transaction gains and losses. The functional currency of our subsidiaries in China is the RMB and the foreign currency transaction gains and losses of our subsidiaries in China primarily result from their transactions in U.S. dollars.

Interest and other income (expense), net decreased by $13.6 million in 2012 compared to 2011, representing a 96% decrease. The decrease was primarily due to a gain of $13.8 million from the sale of an investment in an unconsolidated investee in 2011.

Interest and other income (expense), net increased by $14.8 million in 2011 compared to 2010. The increase was primarily related to a gain of $13.8 million from the sale of an investment in an unconsolidated investee in 2011, and the equity loss of $0.6 million on an unconsolidated investee in 2010, a $0.2 million increase in interest income related to our investment in securities, and a $0.2 million decrease in interest expense as a result of our lower loan balances outstanding in both the U.S. and China on a weighted average basis.

Income taxes

	Years ended December 31,		
(in thousands, except percentages)	2012	2011	2010
Provision for income taxes	$(1,364)	$(1,155)	$(2,289)
Effective tax rate	(8)%	(8)%	38%

We conduct our business globally. Therefore, our operating income is subject to varying rates of tax in the U.S., China and other various foreign jurisdictions. Consequently, our effective tax rate is dependent upon the geographic distribution of our earnings or losses and the tax laws and regulations in each geographical region. We expect that our income taxes will vary in relation to our profitability and the geographic distribution of our profits. Historically, we have experienced net losses in the U.S. and in the short term, we expect this trend to continue. In China, one of our subsidiaries has qualified for a preferential 15% tax rate available for high technology enterprises. The preferential rate applies to 2012, 2011 and 2010. We realized benefits from this 10% reduction in tax rate of $0.9 million, $0.4 million, and $1.7 million for 2012, 2011 and 2010, respectively. The preferential rate has been approved to remain at 15% for 2013 and 2014. In order to retain the preferential rate, we must meet certain operating conditions, satisfy certain product requirements, meet certain headcount requirements and maintain certain levels of research expenditures. The preferential tax rate that we enjoy could be modified or discontinued altogether at any time, which could materially and adversely affect our financial condition and results of operations.

Our effective tax rate was negative 8% in 2012 and 2011. Our operating income is subject to varying rates of tax in the U.S. and foreign jurisdictions. Consequently, our effective tax rate is dependent upon the geographic distribution of our earnings or losses and the tax laws and regulations in each geographical region. In 2012, our income tax expense incurred was primarily related to the operating profit realized in our foreign subsidiaries, despite a consolidated loss before income taxes. In 2011, our tax expense incurred was also primarily related to the earnings generated by our foreign subsidiaries.

Our effective tax rate was 38% in 2010, compared with an effective tax rate of negative 44% in 2009. In 2009, we incurred tax expense despite a consolidated loss before income taxes, primarily due to foreign income taxes paid based on earnings generated by our foreign subsidiaries of $1.2 million and withholding taxes on royalties received from our foreign subsidiaries of $0.8 million.

Liquidity and capital resources

Total cash, cash equivalents and short-term investments at December 31, 2012 and 2011 were $101.2 million and $86.4 million, respectively. At December 31, 2012, we had working capital of $152.4 million. We believe that our existing cash and cash equivalents, and cash flows from our operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products, the costs to increase our manufacturing capacity, the continuing market acceptance of our products and acquisitions of businesses and technology. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

A customary business practice in China is for customers to exchange our accounts receivable with notes receivable issued by their bank. From time to time we accept notes receivable from certain of our customers in China. These notes receivable are non-interest bearing and are generally due within six months, and such notes receivable may be redeemed with the issuing bank prior to maturity at a discount. Historically, we have collected on the notes receivable in full at the time of maturity.

Frequently, we also direct our banking partners to issue notes payable to our suppliers in China in exchange for accounts payable. Our Chinese subsidiaries' banks issue the notes to vendors and issue payment to the vendors upon redemption. We owe the payable balance to the issuing bank. The notes payable are non-interest bearing and are generally due within six months of issuance. As a condition of the notes payable lending arrangements, we are required to keep a compensating balance at the issuing banks that is a percentage of the total notes payable balance until the notes payable are paid by our subsidiaries in China. These balances are classified as restricted cash on our consolidated balance sheets. As of December 31, 2012, our restricted cash totaled $2.6 million.

We have lending arrangements with several financial institutions, including a loan and security agreement with Comerica Bank in the U.S. and several line of credit arrangements for our subsidiaries in China.

As of December 31, 2012, our loan and security agreement in the U.S. included the following:

- An $8.0 million revolving line of credit available through September 2014. In October 2011, we drew down the full $8.0 million. As of December 31, 2012, $8.0 million was outstanding under the revolving line of credit and $0.0 million was available for borrowing.
- A $20.0 million acquisition advance, expiring in September 2015. Proceeds of the acquisition advance may be used to make permitted business acquisitions. Advances may be drawn in two tranches and are due and payable in equal monthly installments of principal and interest such that all amounts will be repaid by the acquisition line maturity date. The advances bear interest at a rate of LIBOR plus 2%. In October 2011, we drew down the full $20.0 million in connection with its acquisition of Santur. As of December 31, 2012, $14.2 million was outstanding under the acquisition advance and the total available borrowing capacity under this facility was $5.8 million.
- A $7.0 million equipment line advance for capital expenditures in the U.S. Advances may be drawn in four tranches and are due and payable in equal monthly installments of principal and interest such that all amounts will be repaid by September 2015. Borrowings under this facility bear interest at a rate of LIBOR plus 2%. As of December 31, 2012, $0.0 million was outstanding under the acquisition advance and the total available borrowing capacity under this facility was $7.0 million.

Our U.S. loan and security agreement requires us to maintain specified financial covenants, including a liquidity ratio, and restricts our ability to incur additional debt or to engage in specified transactions and is secured by substantially all of our U.S. assets, other than intellectual property assets. As of December 31, 2012, we were in compliance with all covenants contained in this agreement.

Our subsidiaries in China have short-term line of credit facilities with several banking institutions. These short-term loans have an original maturity date of one year or less as of December 31, 2012. Amounts requested by us are not guaranteed and are subject to the banks' funds and currency availability. The short-term loan agreements do not contain financial covenants. As of December 31, 2012, we had no short-term loans outstanding.

Operating activities

In 2012, net cash used in operating activities was $8.8 million. Cash used in operating activities was primarily related to cash payments to our employees and suppliers in excess of cash receipts from customers. During the year ended December 31, 2012, we recognized net loss of $17.5 million, which incorporated non-cash charges, including depreciation and amortization of $18.7 million, stock-based compensation expenses of $4.8 million and provision for inventories of $3.1 million. These amounts were partially offset by the purchase of inventory of $11.8 million, a reduction of accounts payable of $3.0 million and a reduction of accrued and other liabilities of $1.6 million.

In 2011, net cash used in operating activities was $12.6 million. Cash used in operating activities was primarily related to cash payments to our employees and suppliers in excess of cash receipts from customers. During the year ended December 31, 2011, we recognized net loss of $14.8 million, which incorporated non-cash charges, including goodwill impairment charges of $13.1 million, depreciation and amortization of $12.9 million and stock-based compensation expenses of $3.2 million. These amounts were partially offset by the gain on sale of our investment in an unconsolidated investee of $13.8 million, the purchase of inventory of $8.5 million to replenish our inventories in preparation for higher customer demand in future periods, and extended payment terms with certain suppliers, as evidenced by the net increase in accounts payable and accrued liabilities of $5.0 million during the period.

In 2010, net cash provided by operating activities was $13.6 million. Cash provided by operating activities was primarily related to cash receipts from customers in excess of cash payments to our employees and suppliers. During the year ended December 31, 2010, we recognized net income of $3.3 million. However, that net income incorporated non-cash charges, including depreciation and amortization of $12.1 million, stock-based compensation expenses of $1.6 million and non-cash increases to our asset reserve accounts of $1.6 million. These amounts were partially offset as we spent an additional $6.0 million to increase our inventories to meet customer demands of seasonally higher sales volumes in the second and third quarter of the year and for future sales and a $3.2 million increase in prepaid expenses. However, not all of the inventory purchases were paid for during the year ended December 31, 2010, due to extended payment terms with certain suppliers, as evidenced by our net increase in accounts payable and accrued liabilities of $4.1 million during the period.

Investing activities

In 2012, net cash used in investing activities was $21.0 million. During 2012, we used $155.9 million of cash for the purchase of equity securities and $12.7 million for capital equipment, which was offset by $145.2 million of cash received for the sale and maturity of equity securities. We also received $1.8 million from the sale of Broadband.

In 2011, net cash used in investing activities was $83.9 million. During 2011, we used $173.0 million of cash for the purchase of equity securities, which was partially offset by $118.5 million of cash received for the sale and maturity of equity securities. We also used $39.0 million of cash for the acquisition of Santur, net of cash acquired, and received $21.3 million for the sale of our investment in an unconsolidated investee. During 2011, capital expenditures totaled $11.7 million.

In 2010, net cash used for investing activities was $24.7 million. We purchased $15.8 million of capital equipment and invested $8.1 million in shares of an unconsolidated investee. In addition, we completed our sale of Archcom and, as a result, received the remaining $0.6 million in cash proceeds, offset by the transfer of the cash of Archcom of $1.7 million to the buyer.

Financing activities

In 2012, net cash provided by financing activities was $34.1 million. Our private placement transaction generated proceeds of $39.6 million, net of offering expenses. We also received $2.1 million of proceeds from the purchase of common stock under employee stock purchase plan and the exercise of employee stock options. In addition, we received $26.0 million of proceeds from the issuance of notes payable, offset by $28.6 million of repayment of notes payable and $5.0 million of repayment of bank existing bank loans.

In 2011, net cash provided by financing activities was $102.7 million. In February 2011, we completed our initial public offering, which generated proceeds of $86.5 million, net of offering expenses. We received cash proceeds of $28.0 million from our newly amended lending arrangement, drawn by us in connection with our acquisition of Santur, which was partially offset by $14.2 million of cash used for the repayment of existing bank loans. In addition, we received $1.2 million of proceeds from the issuance of notes payable, net of repayment. We also received $0.9 million of proceeds from purchase of our equity securities pursuant to our employee stock purchase program.

In 2010, net cash used for financing activities was $7.3 million. We used $9.6 million of cash for the repayment of bank loans, net of proceeds, and $1.3 million for the repayment of notes payable, net of proceeds. In addition, we incurred $2.4 million of offering costs associated with our initial public offering, which was not completed until 2011. Our uses of cash were partially offset by $6.0 million of proceeds received from the issuance of preferred stock, net of issuance costs.

Contractual obligations and commitments

The following summarizes our contractual obligations as of December 31, 2012:

(in thousands)	Payments due by period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Notes payable [1]	$12,003	$12,003	$ 0	$ 0	$ 0
Debt obligations [2]	22,167	5,000	17,167	0	0
Operating leases [3]	6,298	1,888	2,276	1,166	968
Purchase commitments [4]	19,534	19,534	0	0	0
Contingent consideration [5]	7,500	7,500	0	0	0
Asset retirement obligations [6]	1,000	0	0	0	1,000
	68,502	45,925	19,443	1,166	1,968
Expected interest payments [7]	777	446	331	0	0
Total commitments	$69,279	$46,371	$19,774	$1,166	$1,968

(1) Frequently, we direct our banking partners to issue notes payable to our suppliers in China in exchange for accounts payable. The notes payable are non-interest bearing and are generally due within nine months of issuance. The amount presented in the table represents the principal portion of the obligations.

(2) We have a loan and security agreements in the U.S. that provide various credit facilities, including lines of credit and term loans. The amount presented in the table represents the principal portion of the obligations. The debt obligations outstanding as of December 31, 2012 bear interest at a rate of approximately 2.2%. All of the outstanding debt was subject to fluctuations in interest rates. Interest is paid monthly over the term of the debt arrangement.

(3) We have entered into various non-cancelable operating lease agreements for our offices in China, the U.S. and Japan.

(4) We are obligated to make payments under various arrangements with suppliers for the procurement of goods and services.

(5) We are obligated to pay up to an additional $7.5 million for the acquisition of Santur, contingent upon Santur meeting gross profit performance objectives in 2012. As of December 31, 2012, the fair value of the contingent consideration was $1.0 million.

(6) We have an asset retirement obligation of $1.0 million associated with our facility lease in California, which expires in October 2019. This obligation is included in other noncurrent liabilities in the consolidated balance sheet as of December 31, 2012.

(7) We calculate the expected interest payments based on our outstanding debt obligations at prevailing interest rates as of December 31, 2012.

Off-balance sheet arrangements

During the years ended December 31, 2012, and 2011, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standard Board ("FASB") issued amendments to the FASB Accounting Standard Codification to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments require new disclosures for items reclassified out of accumulated other comprehensive income ("AOCI"), including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The guidance does not amend any existing requirements for reporting net income or OCI in the financial statements. The standards update was effective for reporting periods beginning after December 15, 2012, to be applied prospectively. Early adoption is permitted. As this guidance only requires expanded disclosures, the adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

In July 2012, the Financial Accounting Standard Board issued amendments to the FASB Accounting Standard Codification relating to indefinite-lived intangible assets for impairments. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The adoption of this guidance did not have a material impact on our results of operations, cash flows or financial condition.

In May 2011, the FASB issued amendments to the FASB Accounting Standard Codification relating to fair value measurements. The amendments clarify the application of existing fair value measurement requirements and results in common measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments are effective for the Company during interim and annual periods beginning after December 15, 2011. The new guidance became effective for the Company beginning January 1, 2012. The adoption of this guidance did not have a material impact to the Company's consolidated financial statements.

In June 2011, the FASB issued amendments to the FASB Accounting Standard Codification relating to presentation of comprehensive income. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments should be applied retrospectively, and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance on January 1, 2012 and the application of this guidance resulted in financial statement presentation changes only.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest rate fluctuation risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we invest our excess cash in a variety of securities, including U.S. government agency securities, corporate notes and bonds, foreign bonds and money market funds meeting certain criteria. These securities are classified as available-for-sale. Consequently, our available-for-sale securities are recorded on the balance sheet at fair value with unrealized gains or losses. We have determined that the gross unrealized gains or losses on the available-for-sale securities at December 31, 2012 are temporary in nature. We may sell these marketable securities investments in the future to fund future operating needs. As a result, we recorded all our marketable securities in short-term investments as of December 31, 2012, regardless of the contractual maturity date of the securities.

We are exposed to market risk due to the possibility of changing interest rates associated with certain outstanding balances under our debt instruments. As of December 31, 2012 and 2011, we did not have outstanding debt in China. As of December 31, 2012 and 2011, our U.S. debt was based on floating rates of interest and is subject to fluctuations in interest rates. As of December 31, 2012 and 2011, we had not hedged our interest rate risk.

As of December 31, 2012 and 2011, we had $22.2 million and $27.2 million outstanding under our U.S. credit facilities, respectively, which was subject to fluctuations in interest rates. For the year ended December 31, 2012, a hypothetical 10% increase in the interest rate could result in approximately $49,000 of additional annual interest expense. Comparatively, for the year ended December 31, 2011, a hypothetical 10% increase in the interest rate could result in approximately $61,000 of additional annual interest. The hypothetical changes and assumptions made above will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by our management should the hypothetical market changes actually occur over time. As a result, actual impacts on our results of operations in the future will differ from those quantified above.

Foreign currency exchange risk

Foreign currency exchange rates are subject to fluctuation and may cause us to recognize transaction gains and losses in our statement of operations. A substantial portion of our business is conducted through our subsidiaries in China whose functional currency is the RMB. To the extent that transactions by our subsidiaries in China are denominated in currencies other than RMB, we bear the risk that fluctuations in the exchange rates of the RMB in relation to other currencies could decrease our revenue and increase our costs and expenses. During the years ended December 31, 2012 and 2011, we recognized foreign currency transaction losses of $0.2 million and $0.1 million, respectively. We use the U.S. dollar as the reporting currency for our consolidated financial statements. Any significant revaluation of the RMB may materially and adversely affect our results of operations upon translation of our Chinese subsidiaries' financial statements into U.S. dollars. While we generate a significant portion of our revenue in RMB, a majority of our operating expenses are in U.S. dollars. Therefore depreciation in RMB against the U.S. dollar would negatively impact our revenue upon translation to the U.S. dollars but the impact on operating expenses would be less. For example, for the year ended December 31, 2012, a 10% depreciation in RMB against the U.S. dollar would have resulted in an $9.9 million decrease in our revenue and a $0.7 million increase in our net loss for the period. Comparatively, for the year ended December 31, 2011, a 10% depreciation in RMB against the U.S. dollar would have resulted in a $11.2 million decrease in our revenue and a $0.7 million decrease in our net income for the period.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure. In addition, our currency exchange variations may be magnified by any Chinese exchange control regulations that restrict our ability to convert RMB into foreign currency.

Inflation risk

Inflationary factors, such as increases in our cost of goods sold and operating expenses, may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future, particularly in China, may have an adverse effect on our levels of gross profit and operating expenses as a percentage of revenue if the sales prices for our products do not proportionately increase with these increased expenses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	64
FINANCIAL STATEMENTS:	
Consolidated Balance Sheets as of December 31, 2012 and 2011	65
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	66
Consolidated Statements of Comprehensive income (loss) the years ended December 31, 2012, 2011 and 2010	67
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010	68
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	70
Notes to Consolidated Financial Statements	71
SUPPLEMENTARY FINANCIAL DATA:	
Selected Quarterly Financial Data (unaudited) for the Years Ended December 31, 2012 and 2011	109

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of NeoPhotonics Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of redeemable convertible preferred stock, redeemable common stock and stockholders' equity and comprehensive income (loss) and consolidated statements of cash flows present fairly, in all material respects, the financial position of NeoPhotonics Corporation and its subsidiaries (the "Company") at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the reconciliation of inventory count results to the Company's accounting records existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 15, 2013

NEOPHOTONICS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,940	$ 32,321
Short-term investments	64,301	54,063
Restricted cash	2,626	3,227
Accounts receivable, net of allowance for doubtful accounts of $963 and $506 at December 31, 2012 and 2011, respectively	70,354	68,877
Inventories	43,793	35,341
Prepaid expenses and other current assets	7,630	5,882
Current assets held-for-sale	0	1,687
Total current assets	225,644	201,398
Long-term investments	188	92
Property, plant and equipment, net	54,440	56,344
Other intangible assets, net	14,213	17,999
Other long-term assets	1,147	1,049
Long-term assets held-for-sale	0	167
Total assets	$ 295,632	$ 277,049
LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,308	$ 37,599
Notes payable	12,003	14,620
Current portion of long-term debt	5,000	5,000
Accrued and other current liabilities	19,959	18,299
Current liabilities held-for-sale	0	1,681
Total current liabilities	73,270	77,199
Long-term debt, net of current portion	17,167	22,166
Deferred income tax liabilities	653	927
Other noncurrent liabilities	1,724	3,103
Total liabilities	92,814	103,395
Commitments and contingencies (note 11)		
Redeemable common stock	5,000	0
Stockholders' equity (deficit):		
Preferred stock, $0.0025 par value		
At December 31, 2012: 10,000,000 shares authorized, no shares issued or outstanding; At December 31, 2011: 10,000,000 shares authorized, no shares issued or outstanding	0	0
Common stock, $0.0025 par value		
At December 31, 2012: 100,000,000 shares authorized, 30,546,155 shares issued and outstanding; At December 31, 2011: 100,000,000 shares authorized, 24,862,585 shares issued and outstanding	76	62
Additional paid-in capital	433,996	392,792
Accumulated other comprehensive income	11,829	11,353
Accumulated deficit	(248,083)	(230,553)
Total stockholders' equity	197,818	173,654
Total liabilities, redeemable common stock and stockholders' equity	$ 295,632	$ 277,049

See accompanying Notes to Consolidated Financial Statements.

NEOPHOTONICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)	Years ended December 31, 2012	2011	2010
Revenue	$ 245,423	$ 201,029	$ 177,679
Cost of goods sold	184,163	150,944	123,373
Gross profit	61,260	50,085	54,306
Operating expenses:			
Research and development	38,288	30,855	20,962
Sales and marketing	13,241	11,686	9,078
General and administrative	25,808	21,900	16,628
Amortization of purchased intangible assets	1,316	994	1,144
Adjustment to fair value of contingent consideration	(554)	(1,287)	0
Goodwill impairment charges	0	13,106	0
Restructuring charges	68	1,297	0
Total operating expenses	78,167	78,551	47,812
Income (loss) from operations	(16,907)	(28,466)	6,494
Interest income	592	407	187
Interest expense	(568)	(422)	(612)
Other income (expense), net	575	14,246	(108)
Total interest and other income (expense), net	599	14,231	(533)
Income (loss) before income taxes	(16,308)	(14,235)	5,961
Provision for income taxes	(1,364)	(1,155)	(2,289)
Income (loss) from continuing operations	(17,672)	(15,390)	3,672
Income (loss) from discontinued operations, net of tax	142	636	(401)
Net income (loss)	(17,530)	(14,754)	3,271
Net income attributable to noncontrolling interests	0	0	(80)
Net income (loss) attributable to NeoPhotonics	(17,530)	(14,754)	3,191
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	0	(17,049)	0
Accretion of redeemable convertible preferred stock	0	(7)	(113)
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	$ (17,530)	$ (31,810)	$ 3,078
Basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:			
Continuing operations	$ (0.62)	$ (1.45)	$ 0.00
Discontinued operations	$ 0.00	$ 0.03	$ 0.00
Net income (loss)	$ (0.62)	$ (1.42)	$ 0.00
Diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:			
Continuing operations	$ (0.62)	$ (1.45)	$ 0.00
Discontinued operations	$ 0.00	$ 0.03	$ 0.00
Net income (loss)	$ (0.62)	$ (1.42)	$ 0.00
Weighted average shares used to compute net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:			
Basic	28,529,849	22,359,802	1,945,111
Diluted	28,529,849	22,359,802	3,123,994

See accompanying Notes to Consolidated Financial Statements.

NEOPHOTONICS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	2012	2011	2010
Net income (loss)	$(17,530)	$(14,754)	$3,191
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments	101	3,265	2,395
Unrealized gains (losses) on available-for-sale securities, net of tax	375	(307)	4,412
Unrealized gain on equity investment, net of tax	—	8,291	—
Less: Reclassification adjustment for gain on sale of equity investment included in net income	—	(12,703)	—
Other comprehensive income (loss), net of tax	476	(1,454)	6,807
Comprehensive income (loss)	$(17,054)	$(16,208)	$9,998

NEOPHOTONICS CORPORATION

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY

(In thousands, except share data)	Redeemable Common stock		Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	NeoPhotonics Corporation stockholders' deficit	Noncontrolling interests	Total deficit
	Shares	Amount	Shares	Amount	Shares	Amount						
Balances at December 31, 2009	0	$ 0	6,655,609	$ 205,450	1,924,627	$ 5	$ 91,894	$ 6,000	$(218,990)	$(121,091)	$ 1,509	$(119,582)
Comprehensive income								6,807	3,191	9,998	80	10,078
Issuance of Series X preferred stock for cash	0	0	2,401	5,978	0	0	0	0	0	0	0	0
Accretion of preferred stock to redemption value	0	0	0	113	0	0	(113)	0	0	(113)	0	(113)
Acquisition of noncontrolling interest	0	0	0	0	0	0	(199)	0	0	(199)	95	(104)
Sale of majority-owned interest	0	0	0	0	0	0	0	0	0	0	(1,684)	(1,684)
Issuance of common stock upon exercise of stock options	0	0	0	0	27,265	0	114	0	0	114	0	114
Issuance of common stock upon exercise of warrants	0	0	0	0	3,508	0	13	0	0	13	0	13
Repurchases of common stock	0	0	0	0	(120)	0	(1)	0	0	(1)	0	(1)
Vesting of early exercised stock options	0	0	0	0	0	0	43	0	0	43	0	43
Stock-based compensation expense	0	0	0	0	0	0	1,598	0	0	1,598	0	1,598
Balances at December 31, 2010	0	$ 0	6,658,010	$ 211,541	1,955,280	$ 5	$ 93,349	$12,807	$(215,799)	$(109,638)	$ 0	$(109,638)
Comprehensive loss								(1,454)	(14,754)	(16,208)	0	(16,208)
Accretion of preferred stock to redemption value	0	0	0	7	0	0	(7)	0	0	(7)	0	(7)
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	0	0	0	17,049	0	0	(17,049)	0	0	(17,049)	0	(17,049)
Issuance of common stock upon initial public offering at $11.00 per share, net of issuance costs of $4,263	0	0	0	0	8,625,000	22	83,949	0	0	83,971	0	83,971
Conversion of preferred stock into shares of common stock	0	0	(6,658,010)	(228,597)	14,038,489	35	228,562	0	0	228,597	0	228,597
Issuance of common stock upon exercise of stock options	0	0	0	0	79,144	0	340	0	0	340	0	340
Repurchase of common stock	0	0	0	0	(51)	0	0	0	0	0	0	0
Issuance of common stock under employee stock purchase plan	0	0	0	0	164,723	0	863	0	0	863	0	863
Vesting of early exercised stock options	0	0	0	0	0	0	19	0	0	19	0	19
Stock-based compensation expense	0	0	0	0	0	0	2,766	0	0	2,766	0	2,766
Balances at December 31, 2011	0	$ 0	0	$ 0	24,862,585	$62	$392,792	$11,353	$(230,553)	$ 173,654	$ 0	$ 173,654

NEOPHOTONICS CORPORATION

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY (Continued)

(In thousands, except share data)	Redeemable Common stock		Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	NeoPhotonics Corporation stockholders' deficit	Noncontrolling interests	Total deficit
	Shares	Amount	Shares	Amount	Shares	Amount						
Balances at December 31, 2011	0	$ 0	0	$ 0	24,862,585	$62	$392,792	$11,353	$(230,553)	$ 173,654	$ 0	$ 173,654
Comprehensive loss								476	(17,530)	(17,054)	0	(17,054)
Accretion of preferred stock to redemption value	0	0	0	0	0	0	0	0	0	0	0	0
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	0	0	0	0	0	0	0	0	0	0	0	0
Initial public offering cost adjustment	0	0	0	0	0	0	63	0	0	63	0	63
Issuance of common stock for investment	0	5,000	0	0	4,972,905	12	34,527	0	0	34,539	0	34,539
Issuance of common stock upon exercise of stock options	0	0	0	0	190,554	1	101	0	0	102	0	102
Issuance of common stock under employee stock purchase plan	0	0	0	0	520,111	1	1,865	0	0	1,866	0	1,866
Stock-based compensation expense	0	0	0	0	0	0	4,648	0	0	4,648	0	4,648
Balances at December 31, 2012	0	$5,000	0	$ 0	30,546,155	$76	$433,996	$11,829	$(248,083)	$ 197,818	$ 0	$ 197,818

See accompanying Notes to Consolidated Financial Statements.

NEOPHOTONICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years ended December 31, 2012	2011	2010
Cash flows from operating activities			
Net income (loss)	$ (17,530)	$ (14,754)	$ 3,271
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,716	12,931	12,122
Goodwill impairment charges	0	13,106	0
Stock-based compensation expense	4,777	3,156	1,598
Deferred taxes	221	(452)	(32)
Loss on disposal of property and equipment	152	224	178
Share of loss of an unconsolidated investee	0	0	620
Gain on sale of an unconsolidated investee, net of direct cost	0	(13,867)	0
Gain on discontinued operations	(750)	0	0
Allowance for doubtful accounts	312	535	388
Provision for inventories	3,132	680	1,175
Change in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(1,802)	(2,750)	(682)
Inventories	(11,828)	(8,508)	(5,958)
Prepaid expenses and other current assets	386	2,140	(3,167)
Accounts payable	(2,992)	(452)	6,648
Accrued and other liabilities	(1,584)	(4,499)	(2,579)
Net cash provided by (used in) operating activities	(8,790)	(12,510)	13,582
Cash flows from investing activities			
Purchase of property, plant and equipment	(12,738)	(11,677)	(15,744)
Purchase of marketable securities	(155,887)	(172,972)	0
Proceeds from sale of marketable securities	104,258	113,909	0
Proceeds from maturity of securities	40,935	4,623	0
Decrease (increase) in restricted cash	608	(48)	353
Acquisition of Santur, net of cash acquired	0	(38,986)	0
Acquisition of noncontrolling interest in subsidiary	0	0	(104)
Purchase of shares of an unconsolidated investee	0	0	(8,077)
Proceeds received on sale of discontinued operations, net of tax	1,825	0	0
Proceeds from sale of an unconsolidated investee	0	21,288	0
Proceeds received (cash transferred) upon sale of Archcom	0	0	(1,118)
Net cash used in investing activities	(20,999)	(83,863)	(24,690)
Cash flows from financing activities			
Proceeds from initial public offering of common stock, net of issuance costs	0	86,412	(2,441)
Proceeds from issuance of preferred stock, net of issuance costs	0	0	5,978
Proceeds from issuance of common stock, net of issuance costs	39,636	0	0
Repurchases of common stock	0	0	(1)
Proceeds from exercise of stock options and warrants	238	341	127
Proceeds from issuance of stock under ESPP	1,832	863	0
Proceeds from bank loans	0	28,000	13,728
Repayment of bank loans	(5,000)	(14,214)	(23,373)
Proceeds from issuance of notes payable	25,959	29,390	26,925
Repayment of notes payable	(28,601)	(28,157)	(28,246)
Net cash provided by (used in) financing activities	34,064	102,635	(7,303)
Effect of exchange rates on cash and cash equivalents	180	758	456
Net increase (decrease) in cash and cash equivalents	4,455	7,020	(17,955)
Cash and cash equivalents at the beginning of the period	32,485	25,465	43,420
Cash and cash equivalents at the end of the period	$ 36,940	$ 32,485	$ 25,465
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 571	$ 368	$ 728
Cash paid for income taxes	531	1,532	2,881
Supplemental disclosure of noncash investing and financing activities:			
Increase in accounts payable and accrued liabilities related to property and equipment purchases	(2,551)	(986)	(727)
Accretion of redeemable convertible preferred stock	—	7	113
Conversion of preferred stock to common stock upon IPO	—	228,597	0

See accompanying Notes to Consolidated Financial Statements.

NEOPHOTONICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The company and basis of presentation

Business and organization

NeoPhotonics Corporation (NeoPhotonics or the Company) is a leading designer and manufacturer of PIC-based modules and subsystems for bandwidth-intensive, high-speed communications networks. NeoPhotonics, formerly known as NanoGram Corporation, was incorporated in Delaware in 1996 to develop nanoparticles for use in industrial applications. In November 2002, the Company spun out two companies, changed its name to NeoPhotonics Corporation, and focused on the design, development and manufacturing of planar lightwave circuits for optical communication platforms.

Discontinued operations

In the fourth quarter of 2011, the Company initiated a plan to sell a component of its business, Shenzhen Photon Broadband Technology Co., Ltd. (Broadband), a subsidiary in China. In January 2012, the Company entered into a purchase agreement with a third party to dispose of its 100% equity interest in Broadband for a total cash consideration of RMB 13.0 million ($2.1 million), and the transaction closed in March 2012. As such, the net assets of Broadband are classified as held-for-sale in our consolidated balance sheets and the results of operations associated with Broadband are presented as discontinued operations in the Company's consolidated statements of operations for all periods presented. Unless otherwise indicated, all discussions relate to the Company's continuing operations.

Correction in classification of Consolidated Statement of Cash Flows

The Company made the following correction in classification of the Consolidated Statement of Cash Flows for the year ended December 31, 2010:

- During the first quarter of 2011, the Company determined that cash payments made in 2010 for initial public offering related expenses had been incorrectly classified as operating cash flow activities in the consolidated statements of cash flows, and that such payments should be classified as financing cash flow activities. The Company has revised the 2010 statement of cash flows to correct for the classification. The correction resulted in an increase to "Net Cash Provided by Operating Activities" of $2,441,000, with a corresponding increase to "Net Cash Used in Financing Activities" for the year ended December 31, 2010.
- Management has assessed the impact of this correction on the 2010 annual consolidated statement of cash flows and has concluded that the corrections are not material, either individually or in the aggregate, to the previously reported cash flows.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to current year presentation.

Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and include the consolidated accounts of the Company and its majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Reverse stock split

On November 29, 2010, the Company filed its Amended and Restated Certificate of Incorporation which effected a 1-for-25 reverse stock split of all outstanding shares of the Company's stock, including common stock and redeemable convertible preferred stock. Fractional shares of Series X preferred stock were issued. Any fractional shares of common stock and Series 1, 2 and 3 preferred stock resulting from the reverse stock split were settled in cash equal to the fraction of a share to which the holder was entitled.

Following the amendment, the Company's authorized capital stock consisted of 21,420,000 shares, comprising: (i) 14,000,000 shares of common stock, par value $0.0025 per share, (ii) 20,000 shares of Series X redeemable convertible preferred stock, par value $0.0025 per share, and (iii) 7,400,000 shares of Series 1, 2 and 3 redeemable convertible preferred stock, par value $0.0025 per share.

All shares, stock options, warrants to purchase common stock and per share information presented in the consolidated financial statements has been adjusted to reflect the reverse stock split on a retroactive basis for all periods presented and all share information is rounded down to the nearest whole share after reflecting the reverse stock split.

Initial Public Offering

In February 2011, the Company completed its initial public offering of 8,625,000 shares of its common stock, including the full underwriters' over-allotment option, at a public offering price of $11.00 per share. Net cash proceeds from the initial public offering were approximately $88.2 million, prior to deducting offering expenses.

In connection with the closing of the initial public offering, all of the shares of Series 1, Series 2 and Series 3 preferred stock outstanding automatically converted into 6,639,513 shares of common stock on a 1-for-1 basis and all of the shares of Series X preferred stock outstanding automatically converted into 7,398,976 shares of common stock on a 400-for-1 basis.

On February 10, 2011, the Company filed its Amended and Restated Certificate of Incorporation in connection with the closing of its initial public offering. Following the amendment, the Company's authorized capital stock consisted of 110,000,000 shares, comprising: (i) 100,000,000 shares of common stock, par value $0.0025 per share and (ii) 10,000,000 shares of preferred stock, par value $0.0025 per share.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; allowances for doubtful accounts; valuation allowances for deferred tax assets; reserves for excess and obsolete inventories and the valuations and recognition of stock-based compensation, among others. Actual results could differ from these estimates.

Fair value of financial instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable approximate their respective historical fair values due to their short-term maturities.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company's investment policy requires cash and cash equivalents to be placed with high-credit quality institutions and to limit the amount of credit risk from any one issuer. The Company performs ongoing credit evaluations of its customers' financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

For the year ended December 2012, three customers accounted for 36%, 16% and 15% of the Company's total revenue, respectively. For the year ended December 31, 2011, a single customer accounted for 51%. For the year ended December 31, 2010, two customers accounted for 50% and 10% of the Company's total revenue, respectively. No other customers accounted for 10% or more of total revenue in any year presented.

As of December 31, 2012, two customers accounted for 42% and 16% of the Company's total accounts receivable, respectively. As of December 31, 2011, a single customer accounted for 47% of total accounts receivable. No other customers accounted for 10% or more of total accounts receivable as of 2012 or 2011.

Restricted cash

As a condition of the notes payable lending arrangements of the Company's subsidiaries in China, these subsidiaries are required to keep a compensating balance at the issuing banks that is a percentage of the total notes payable balance until the notes payable are paid. These balances have been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash on the Company's consolidated balance sheets. As of December 31, 2012 and 2011, the amount of restricted cash was $2.6 million and $3.2 million, respectively.

Cash, cash equivalents and investments

Highly liquid investments with a maturity of 90 days or less at the date of purchase are considered cash equivalents. Cash and cash equivalents consist of bank deposits and money market funds used for operational purposes. Cash equivalents are recognized at fair value. Short-term investments consist of debt securities and money market funds with maturities of 12 months or less. Long-term investments consist of debt securities with maturities greater than 12 months. Short-term and long-term investments are classified as available-for-sale investments and are recognized at fair value.

The Company regularly reviews its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include: the length of time and extent to which the fair market value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, likelihood of recovery, and the Company's ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair market value.

Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income as a separate component of stockholders' equity (deficit) on the consolidated balance sheets. The amortization of premiums and discounts on the investments, and realized gains and losses on available-for-sale securities are included in other income (expense), net in the consolidated statements of operations. The Company uses the specific-identification method to determine cost in calculating realized gains and losses upon sale of its debt securities.

Equity investments. Equity securities are classified as available-for-sale and are reported at fair market value and unrealized gains and losses are included in accumulated other comprehensive income as a separate component of stockholders' equity (deficit) on the consolidated balance sheets. As of December 31, 2010, the Company's investment in equity securities was classified as long-term based on the Company's intent and ability to hold the investment in Ignis for more than 12 months from the balance sheet date. During the second quarter of 2011, Ignis was purchased by another company and, as a result, the Company sold its investment in Ignis.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative accounting guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable. These levels of inputs are as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

For marketable securities, measured at fair value using Level 2 inputs, we review trading activity and pricing for these investments as of the measurement date. When sufficient quoted pricing for identical securities is not available, we use market pricing and other observable market inputs for similar securities obtained from various third party data providers. These inputs either represent quoted prices for similar assets in active markets or have been derived from observable market data.

In connection with our acquisition of Santur in October 2011, we may be required to pay the former owners of Santur up to an additional $7.5 million in cash, contingent upon Santur's gross profit performance during 2012. The fair value of the contingent consideration was measured at the date of acquisition and is re-measured each reporting period and any changes in the fair value of the contingent consideration are recognized as a gain or loss in the consolidated statements of operations. The contingent consideration is valued with level three

inputs. We estimated the fair value of its liability using the expected cash flow approach with inputs being probability-weighted revenue and gross margin projections and a discount rate based on a weighted-average cost of capital. As of December 31, 2012 and 2011, the fair value of the contingent consideration was $1.0 million and $1.5 million, respectively and is included in other current liabilities on the Company's consolidated balance sheet.

Non-Recurring Fair Value Measurements

During 2011, the Company recorded a goodwill impairment charge of $13.1 million (Refer to Note 7). These fair value measurements were calculated using unobservable inputs, using both the income and market approach, which are classified as Level 3 within the fair value hierarchy. Inputs for the income approach included the amount and timing of future cash flows based on the Company's operational budgets, strategic plans, terminal growth rates assumptions and other estimates. The primary input for the market approach included market multiples for guideline companies that operate in a similar business environment.

Accounts receivable

Accounts receivable include trade receivables and notes receivables from customers. The Company receives notes receivable from certain customers in China that are secured by the customer's affiliated financial institution. The notes are generally due within 6 months and may be redeemed early by the Company at a discount.

An allowance for doubtful accounts is calculated based on the aging of the Company's trade receivables, historical experience, and management judgment. The Company writes off trade receivables against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories consist of on-hand raw materials, work-in-progress inventories and finished goods. Raw materials and work-in-progress inventories are stored mainly on the Company's premises. Finished goods are stored on the Company's premises as well as on consignment at certain customer sites.

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. Inventories are recorded using the first-in, first-out method. The Company routinely evaluates quantities and values of inventories in light of current market conditions and market trends, and records a write-down for quantities in excess of demand and product obsolescence. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventory could differ from forecasted demand. The Company also regularly reviews the cost of inventories against their estimated market value and records a lower of cost or market reserve for inventories that have a cost in excess of estimated market value. Once a reserve for inventories is recorded, this results in a new cost basis for the related inventories which is not reversed.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible assets, identifiable intangible assets and in-process research and development acquired in a business combination. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment.

The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The Company performs its annual goodwill impairment testing as of December 31 of each year. In fiscal year 2012, the Financial Accounting Standards Board ("*FASB*") amended its guidance to simplify testing goodwill for impairment. The amended guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity determines that as a result of the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required. The Company recognized a goodwill impairment charge of $13.1 million due to a decline in its market capitalization during the fourth quarter of 2011. The Company does not have any goodwill on its consolidated balance sheets as of December 31, 2011 and 2012.

Long-lived assets

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Buildings	20-30 years
Machinery and equipment	5 years
Furniture, fixtures and office equipment	5 years
Software	5-7 years
Leasehold improvements	5 years or lease term, if shorter

Repairs and maintenance costs are expensed as incurred.

Intangible assets acquired in a business combination are recorded at fair value. Identifiable finite-lived intangible assets are amortized over the period of estimated benefit using the straight-line method, reflecting the pattern of economic benefits associated with these assets. The estimated useful lives of the Company's intangible assets generally range from five to seven years, except for acquired land use rights in China, which have an estimated useful life of 45 years.

The carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Some factors which the Company considers to be triggering events for impairment review include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, a significant adverse change in the business climate that could affect the value of an asset, an accumulation of costs for an asset in excess of the amount originally expected, a current period operating loss or cash flow decline combined with a history of operating loss or cash flow uses or a projection that demonstrates continuing losses and a current expectation that, it is more likely than not, a long-lived asset will be disposed of at a loss before the end of its estimated useful life.

If one or more of such facts or circumstances exist, the Company will evaluate the carrying value of long-lived assets to determine if impairment exists, by comparing it to estimated undiscounted future cash flows over the remaining useful life of the assets. If the carrying value of the assets is greater than the estimated future cash flow, the assets are written down to the estimated fair value. The Company's cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time. Any write-down would be treated as a permanent reduction in the carrying amount of the asset and an operating loss would be recognized. During the years ended December 31, 2012, 2011 and 2010, no impairment charges were recognized.

Revenue recognition

Revenue is derived from the sale of the Company's products. The Company recognizes revenue provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Contracts and/or customer purchase orders are used to determine the existence of an arrangement. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. The price is equal to the amount invoiced to the customer and is not subject to adjustment and customers do not have the right of return. The Company evaluates the creditworthiness of its customers to determine that appropriate credit limits are established prior to the acceptance of an order.

Revenue is recognized when the product is shipped and title has transferred to the buyer. The Company bears all costs and risks of loss or damage to the goods up to that point. On most orders, the Company's shipment terms provide that title passes to the buyer upon shipment by the Company. Other shipment terms may provide that title passes to the buyer upon delivery of the goods to the buyer. Revenue related to the sale of consignment inventory at vendor managed locations is not recognized until the product is pulled from inventory stock by customers. Shipping and handling costs are included in the cost of goods sold. The Company presents revenue net of sales taxes and any similar assessments.

Product warranties

The Company provides warranties to cover defects in workmanship, materials and manufacturing for a period of one to two years to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items, at the time their existence is known and the amounts are determinable.

The table below summarizes the movement in the warranty accrual (in thousands):

	Years ended December 31,		
	2012	2011	2010
Beginning balance	$1,443	$ 299	$ 489
Warranty accruals	385	393	191
Assumed warranty from Santur	0	999	0
Settlements and adjustments	(756)	(248)	(381)
Ending balance	$1,072	$1,443 (1)	$ 299

(1) Included within the ending balance is an accrual of $0.3 million relating to a specific part, for which the liability was assumed as part of the acquisition of Santur. This part was related to one product manufactured in 2006, and Santur experienced product returns through the acquisition date. The amount recorded represents the Company's best estimate of the liability to be incurred at the time of the acquisition. Since October 2011 the Company has not experienced any claims for this product and it believes warranty claims are remote. Therefore, the Company released this obligation in the fourth quarter of 2012.

Research and development

Research and development expense consists of personnel costs, including stock-based compensation expense, for the Company's research and development personnel and product development costs, including engineering services, development software and hardware tools, depreciation of capital equipment and facility costs. Research and development costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred and, to date, have not been significant.

Stock-based compensation

The Company grants stock options, stock purchase rights, stock appreciation units and restricted stock units to employees and directors. The stock-based awards are accounted for at fair value.

The Company determines the fair value of stock options on the date of grant utilizing the Black-Scholes option-pricing model. The fair value of the options is recognized over the period during which an employee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis.

The first share purchase rights were granted February 2, 2011, the first day NeoPhotonics Corporation common stock was listed on the New York Stock Exchange. The Company accounts for the stock purchase rights at the grant date (first day of the offering period) by valuing the two purchase periods separately, May and November each year. The stock purchase rights are accounted for at fair value, utilizing the Black-Scholes option-pricing model. The expense for each purchase period is recognized on a straight-line basis over the requisite service period, from the beginning of the offering period through the respective purchase date.

Upon completion of the Company's initial public offering, the Company began recognizing stock-based compensation expense for the stock appreciation units. The Company records an expense (credit) and an equal adjustment to the liability for the stock appreciation units equal to the fair value of the vested portion of the awards as of each period end. Each reporting period thereafter, compensation expense will be recorded, based on the remaining service period and the then fair value of the award until vesting of the award is completed. After vesting is completed, the Company will continue to re-measure the fair value of the liability until the award is exercised or expires, with changes in the fair value of the liability recorded in the consolidated statements of operations.

In August 2011, the Company began granting restricted stock units. Restricted stock units are valued at the closing sales price as quoted on the New York Stock Exchange on the date of grant, and are converted into shares of common stock upon vesting on a one-for-one basis. Vesting of restricted stock units is subject to the employee's continuing service to the Company. The compensation expense related to the restricted stock units is determined using the fair value of common stock on the date of grant, and the expense is recognized on a straight-line basis over the vesting period.

Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. In preparing the Company's consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax exposure as well as assesses temporary differences resulting from different treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets which represent future tax benefits to be received when certain expenses previously recognized in the financial statements become deductible expenses under applicable income tax laws, or loss credit carryforwards are utilized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such deferred tax assets will not be realized.

Foreign currency translations

Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in other income (expense), net in the consolidated statements of operations. Exchange losses recognized were $0.2 million, $0.1 million, and $0.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The financial records of certain of the Company's subsidiaries are maintained in local currencies other than the U.S. dollar, such as the Chinese Renminbi ("RMB"), Japan Yen and Russian Ruble, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average exchange rate for the period. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of redeemable convertible preferred stock, stockholders' equity and comprehensive income (loss).

Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders

The Company applies the two-class method for calculating and presenting net income (loss) per share attributable to NeoPhotonics Corporation common stockholders. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common shares according to a predetermined formula. Basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders is calculated by dividing net income (loss) attributable to NeoPhotonics Corporation common stockholders by the weighted average number of shares outstanding for the period.

Diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders is calculated by dividing net income (loss) attributable to NeoPhotonics Corporation common stockholders and income allocable to participating securities to the extent they are dilutive, by the weighted average number of common shares and potential dilutive common share equivalents outstanding during the period if the effect is dilutive. The Company's potential dilutive common share equivalents consist of incremental common shares issuable upon the exercise of options and warrants to purchase common shares and upon conversion of its redeemable convertible preferred stock. The Company's non-vested early-exercised stock options are considered

a participating security and are included in the Company's computation of basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders. The Company's redeemable convertible preferred stock met the definition of a participating security until this stock was converted to common stock in connection with the closing of the Company's initial public offering.

Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, unrealized gains or losses on cost method investments and net income attributable to noncontrolling interests.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standard Board ("FASB") issued amendments to the FASB Accounting Standard Codification to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments require new disclosures for items reclassified out of accumulated other comprehensive income ("AOCI"), including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The guidance does not amend any existing requirements for reporting net income or OCI in the financial statements. The standards update was effective for reporting periods beginning after December 15, 2012, to be applied prospectively. Early adoption is permitted. As this guidance only requires expanded disclosures, the adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

In July 2012, the Financial Accounting Standard Board issued amendments to the FASB Accounting Standard Codification relating to indefinite-lived intangible assets for impairments. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The adoption of this guidance did not have a material impact on our results of operations, cash flows or financial condition.

In May 2011, the FASB issued amendments to the FASB Accounting Standard Codification relating to fair value measurements. The amendments clarify the application of existing fair value measurement requirements and results in common measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments are effective for the Company during interim and annual periods beginning after December 15, 2011. The new guidance became effective for the Company beginning January 1, 2012. The adoption of this guidance did not have a material impact to the Company's consolidated financial statements.

In June 2011, the FASB issued amendments to the FASB Accounting Standard Codification relating to presentation of comprehensive income. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments should be applied retrospectively, and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance on January 1, 2012 and the application of this guidance resulted in financial statement presentation changes only.

3. Discontinued Operations

In the fourth quarter of 2011, the Company initiated a plan to sell a component of its business, Shenzhen Photon Broadband Technology Co., Ltd. ("Broadband"), a subsidiary in China. The Company decided to sell Broadband because the nature of Broadband's operations is different than the core technology and strategy of the Company. On January 11, 2012, the Company entered into a purchase agreement with Guangdong Rainbow Electronic Ltd. ("Rainbow") to dispose of its 100% equity interest in Broadband for a total cash consideration of RMB 13.0 million ($2.1 million). The transaction closed on March 13, 2012. The Company recognized a gain of $0.6 million on the sale of Broadband, representing the difference between the consideration received and the net assets transferred to Rainbow, net of tax. The gain was included in income from discontinued operations, net of tax in the statement of operations for the year ended December 31, 2012.

As of December 31 2011, the net assets of Broadband are classified as held-for-sale in the Company's consolidated balance sheets. Details of the net assets held-for-sale is as follows (in thousands):

	December 31, 2011
Cash and cash equivalents	$ 164
Accounts receivable, net	873
Inventories	484
Prepaid expenses and other current assets	166
Current assets held-for-sale	$1,687
Property, plant and equipment	$ 167
Long-term assets held-for-sale	$ 167
Accounts payable	$1,225
Accrued and other current liabilities	456
Current liabilities held-for-sale	$1,681

The results of operations associated with Broadband are presented as discontinued operations in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010. Revenue and the components of net income related to the discontinued operations for all periods were as follows (in thousands):

	Years ended December 31,		
	2012	2011	2010
Revenue	$ 590	$5,085	$6,459
Income (loss) from discontinued operations before income taxes	$ 256	$ 318	$ (408)
Benefit from (provision for) income taxes	(114)	318	7
Net income (loss) from discontinued operations	$ 142	$ 636	$ (401)

4. Cash, cash equivalents and investments

The following table summarizes the Company's unrealized gains and losses related to the cash, cash equivalents and investments in marketable securities designated as available-for-sale (in thousands):

	As of December 31, 2012				As of December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents								
Money market funds	$ 11	$ 0	$ 0	$ 11	$ 11	$ 0	$ 0	$ 11
Short-term investments								
Money market funds	7,259	0	0	7,259	2,205	0	0	2,205
Corporate bonds	23,151	43	(1)	23,193	17,403	19	(224)	17,198
Commercial paper	0	0	0	0	7,497	0	(30)	7,467
U.S. federal agencies	27,241	10	0	27,251	11,447	3	0	11,450
Foreign bonds and notes	4,682	14	0	4,696	4,128	4	(80)	4,052
Municipal obligations	1,902	0	0	1,902	2,651	0	0	2,651
Total investments in short-term investments	64,235	67	(1)	64,301	45,331	26	(334)	45,023
Total investments	$64,246	$ 67	$ (1)	$64,312	$45,342	$ 26	$(334)	$45,034

Realized gains and losses on the sale of marketable securities during the year ended December 31, 2012 and 2011 were immaterial.

The following table summarizes the estimated fair value of the investments in marketable securities, designated as available-for-sale and classified by the contractual maturity date of the security as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Less than 1 year	$51,861	$28,505
Due in 1 to 2 years	10,550	9,934
Due in 2 to 5 years	—	4,192
Due after 5 years	1,901	2,403
Total	$64,312	$45,034

The Company's marketable securities are liquid and may be sold in the future to fund future operating needs. As a result, the Company recorded all its marketable securities in short-term investment. As of December 31, 2012 and 2011, the Company determined that the gross unrealized losses on our available-for-sale investments are temporary in nature and no investments in marketable securities that were in an unrealized loss position for a period in excess of 12 months.

NEOPHOTONICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the fair value of the Company's financial assets as of the date presented (in thousands):

	As of December 31, 2012				As of December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market funds	$7,270	$ —	$—	$ 7,270	$ 2,216	$ —	$—	$ 2,216
Marketable securities								
Corporate bonds	—	23,193	—	23,193	—	17,198	—	17,198
Commercial paper	—	—	—	—	—	7,467	—	7,467
U.S. federal agencies	—	27,251	—	27,251	—	11,450	—	11,450
Foreign bonds and notes	—	4,696	—	4,696	—	4,052	—	4,052
Municipal obligations	—	1,902	—	1,902	—	2,651	—	2,651
	$7,270	$57,042	$—	$64,312	$ 2,216	$42,818	$—	$45,034

NEOPHOTONICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders

The following table sets forth the computation of the basic and diluted loss per share attributable to NeoPhotonics Corporation common stockholders for the periods indicated (in thousands, except share and per share amounts):

	Years ended December 31,		
	2012	2011	2010
Numerator:			
Income (loss) from continuing operations	$ (17,672)	$ (15,390)	$ 3,672
Less: Accretion of redeemable convertible preferred stock	0	(7)	(113)
Less: deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock	0	(17,049)	0
Less: income from continuing operations attributable to noncontrolling interests	0	0	(80)
Less: income from continuing operations attributable to redeemable convertible preferred stockholders	0	0	(3,479)
Income (loss) from continuing operations attributable to NeoPhotonics Corporation common stockholders	$ (17,672)	$ (32,446)	$ 0
Income (loss) from discontinued operations	$ 142	$ 636	$ (401)
Less: loss from discontinued operations attributable to redeemable convertible preferred stockholders	0	0	401
Income (loss) from discontinued operations attributable to NeoPhotonics Corporation common stockholders	$ 142	$ 636	$ 0
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	$ (17,530)	$ (31,810)	$ 0
Denominator:			
Weighted average shares used to compute basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders	28,529,849	22,359,802	1,945,111
Effect of dilutive securities:			
Common stock options	0	0	1,178,883
Weighted average shares used to compute diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders	28,529,849	22,359,802	3,123,994
Basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:			
Continuing operations	$ (0.62)	$ (1.45)	$ 0.00
Discontinued operations	$ 0.00	$ 0.03	$ 0.00
Net income (loss)	$ (0.62)	$ (1.42)	$ 0.00
Diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:			
Continuing operations	$ (0.62)	$ (1.45)	$ 0.00
Discontinued operations	$ 0.00	$ 0.03	$ 0.00
Net income (loss)	$ (0.62)	$ (1.42)	$ 0.00

Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are not considered participating securities and are therefore excluded from basic weighted average common shares outstanding.

In determining the allocation of income to participating securities for the purposes of computing basic and diluted net income (loss) per share under the two-class method, the Company considers that net income attributable to NeoPhotonics Corporation common stockholders in 2010 should be attributable to the redeemable convertible preferred stockholders, given the dividend preferences of the preferred stock. As a result, there would be no income or loss remaining, either from continuing or discontinued operations attributable to common stockholders. For the years ended December 31, 2012 and 2011, as the stockholders of the redeemable convertible preferred stock do not have a contractual obligation to share in the Company's losses, all components of net loss have been attributed to common stockholders.

The following potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to NeoPhotonics Corporation common stockholders, as their effect would have been antidilutive:

	Years ended December 31,		
	2012	2011	2010
Employee stock options	1,498,867	991,123	293,383
Common stock warrants	4,482	4,482	4,482
Employee stock purchase plan	20,018	86,762	0
Restricted stock units	386,259	130,391	0
Redeemable convertible preferred stock, on an if-converted basis (1)	0	1,481,841	14,038,489
	1,909,626	2,694,599	14,336,354

(1) For the purposes of the table above, the Series 1, 2 and 3 preferred stock have been converted on a 1-for-1 basis and the Series X preferred stock has been converted on a 400-for-1 basis.

6. Acquisition of Santur

On September 29, 2011, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Dulcimer Acquisition Corp., a wholly owned subsidiary of the Company ("Merger Sub"), Santur and Shareholder Representative Services, LLC, solely in its capacity as the Stockholder Representative. On October 12, 2011 (the "closing date") the Company completed its acquisition and in accordance with the terms of the Merger Agreement, Merger Sub merged with and into Santur (the "Merger"), with Santur continuing as the surviving corporation and becoming a wholly owned subsidiary of the Company.

The total consideration paid by the Company was approximately $44.4 million of cash, including an aggregate amount of $6.0 million that was withheld and placed into escrow to cover certain indemnity obligations from the closing date through October 11, 2013. In addition, such holders are also entitled to receive up to an additional $7.5 million, in the aggregate, as measured by Santur's quarterly gross profit during 2012. As of December 31, 2012 and 2011, the fair value of the contingent consideration was $1.0 million and $1.5 million, respectively.

In connection with the acquisition, the Company incurred approximately $1.0 million in acquisition-related costs related primarily to investment banking, legal, accounting and other professional services. The acquisition

costs were expensed as incurred and were included in general and administrative expenses in the 2011 consolidated statement of operations.

Santur was headquartered in Fremont, California, and was known as a leading designer and manufacturer of Indium Phosphide (InP)-based PIC products. Santur products are designed for 40Gbps and 100Gbps networks and include lasers, modulators and photodiodes. The acquisition of Santur enhances our existing product portfolio. In addition, the Company combines Santur's technology with its own to create new products for 100Gbpts coherent systems.

The Company accounted for its acquisition of Santur using the acquisition method of accounting for business combinations. Santur's tangible and identifiable intangible assets acquired and liabilities assumed were recorded based upon their estimated fair values as of the closing date of the acquisition. The excess purchase price over the value of the net assets acquired was recorded as goodwill. The following table summarizes the purchase accounting and the net tangible assets acquired as of the date of acquisition (in thousands):

Total purchase consideration:	
Cash transferred upon closing	$44,396
Fair value of contingent consideration	2,800
	47,196
Less the fair value of net assets acquired:	
Net tangible assets acquired	21,243
Intangible assets acquired:	
Developed technology	11,800
Customer relationships	5,000
In-process research and development	370
	38,413
Goodwill	$ 8,783

Details of the net assets acquired are as follows (in thousands):

Cash and cash equivalents	$ 5,410
Accounts receivable, net	10,253
Inventories	7,578
Prepaid and other current assets.	1,329
Property, plant and equipment	13,500
Other non-current assets	453
Accounts Payable	(8,371)
Other accrued liabilities	(8,798)
Lease obligation	(111)
Total net tangible assets acquired	$21,243

The adjustments to measure the assets acquired and liabilities assumed at fair value are described below:

Net Tangible Assets

Santur's tangible assets acquired and liabilities assumed as of October 12, 2011 were reviewed and adjusted to their fair value. The Company increased Santur's historical value of fixed assets by $5.8 million to adjust the

fixed assets to an amount equivalent to the fair market value. The fair value of fixed assets acquired was determined using several approaches depending on the nature of the fixed asset including a market approach and cost approach if market data was not available. The Company also increased Santur's cost of inventory by $0.2 million. The fair value of inventory acquired was determined using an income approach based upon the expected sales value of the inventory, less direct costs associated with the sale of the inventory and an allocation of profit margins between the buyer and seller.

Intangible Assets

Developed technology represents products that have reached technological feasibility. Santur's current products offerings include tunable lasers and transmitters, integrated tunable laser assemblies with narrow line width, and a family of PIC products that enable high capacity 40Gbps and 100Gbps transceivers. The fair value of developed technology intangibles acquired was determined using an income approach called the multi-period excess-earnings method, which involves forecasting the net earnings to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net returns to a present value using the Company's discount rate. The Company amortizes the developed technology intangible asset over an average estimated life of 5 years and amortization expense is recorded to cost of goods sold.

Customer relationships represent the value placed on Santur's distribution channels and end users. The fair value of customer relationship intangibles were determined based on the incremental cash flow afforded by having the customer relationships in place on the acquisition date versus having no relationships in place and needing to replicate or replace those relationships. The Company amortizes the customer relationships intangible asset over an average estimated life of 5 years and amortization expense is recorded to operating expenses.

In-process research and development represents four Santur research and development projects that had not reached technological feasibility as of the closing date of the acquisition. Acquired in-process research and development was recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts. The fair value of in-process research and development, similar to developed technology intangibles acquired, was determined using an income approached called the multi-period excess-earnings approach, with the additional inclusion of estimated costs required to complete the projects. These projects were completed in 2012. The Company amortizes the assets over an average estimated life of 5 years and amortization expense is recorded to cost of goods sold.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets, and represents the highly skilled and valuable assembled workforce, the ability to generate new products and services as a combined company and expected synergistic benefits of the transaction. In accordance with applicable accounting standards, goodwill is not amortized but instead is tested for impairment at least annually or, more frequently if certain indicators are present.

Santur's results of operations from October 12, 2011 through December 31, 2011 were included in the Company's consolidated statement of operations for the year ended December 31, 2011. During the year ended December 31, 2011, Santur contributed $5.8 million of revenue and $13.8 million of operating loss, which included the impact from purchase accounting related adjustments, such as the amortization of purchased intangibles, amortization of acquisition related fixed asset and inventory step-up, adjustment to the fair value of contingent consideration, retention expense, and acquisition related costs. The following table presents pro forma results of operations of the Company and Santur, as if the companies had been combined as of the beginning of the earliest period presented. The unaudited pro forma results of operations are not necessarily indicative of

results that would have occurred had the acquisition taken place on January 1, 2010, or of future results. Included in the pro forma results are fair value adjustments based on the fair values of assets acquired and liabilities assumed as of the acquisition date of October 12, 2011. Pro-forma results include: (i) amortization of intangible assets related to the acquisition, (ii) depreciation expense associated with the fair value adjustment to Santur's property, plant and equipment, (iii) stock-based compensation expense, and (iv) interest income (expense) associated with Santur's debt eliminated in connection with the acquisition. The pro forma information for the years ended December 31, 2011 and 2010 is as follows (in thousands, except per share amounts):

	Years ended December 31,	
	2011	2010
Total revenues	$236,449	$242,873
Net loss	(29,352)	(7,963)
Net loss attributable to NeoPhotonics Corporation	(29,352)	(8,043)
Net loss attributable to NeoPhotonics Corporation common stockholders	(46,408)	(8,156)
Basic and diluted net loss per share attributable to NeoPhotonics Corporation common stockholders	(2.08)	(4.19)

7. Goodwill and purchased intangible assets

Goodwill

Goodwill is tested for impairment annually on the last day of the fourth quarter. During the first step of the Company's annual impairment analysis in the fourth quarter of 2011, the Company determined that the carrying amount of the Company's goodwill might not have been recoverable. After completing the second step of the Company's December 31, 2011 impairment analysis, the Company recognized a goodwill impairment charge of $13.1 million. As the result, the Company does not have any goodwill on its consolidated balance sheets as of December 31, 2011 and 2012.

Both an income and market approach were used to estimate the fair value of the reporting unit. For the income approach, the Company used a discounted cash flow analysis, which included assumptions about future revenue, operating expenses, taxes and working capital and capital asset requirements. Material assumptions used for the income approach were eleven years of projected net cash flows, a discount rate of 18%, and a long-term growth rate of 5%. For the market approach, the Company used a market capitalization analysis, guideline public company analysis and a guideline transactions analysis. The market capitalization approach used the mid-point of the range of closing share prices of the Company's common stock as of the valuation date and for the three months prior to the valuation date and applied a 40% control premium. The guideline public company analysis measured the enterprise value of eleven companies and also applied a 40% control premium. The guideline transactions analysis looked at thirteen transactions in the optical components industry over the last 3.5 years.

The resulting analyses were weighted as follows in measuring the fair value of the reporting unit:

Discounted cash flow	16.7%
Market capitalization	50.0%
Guideline public company	16.7%
Guideline transactions	16.7%

The market capitalization analysis was weighted higher than the other approaches, as the Company believes that the value indication provided by the market is highly relevant to the valuation of the reporting unit.

The following table summarizes the changes in the carrying amount of goodwill (in thousands):

Balance as of December 31, 2009 and 2010	$ 4,323
Additional goodwill from acquisition of Santur Corporation	8,783
Goodwill impairment	(13,106)
Balance as of December 31, 2011	$ —

Purchased intangible assets

Purchased intangible assets consist of the following (in thousands):

	December 31, 2012			December 31, 2011		
	Gross Assets	Accumulated Amortization	Net Assets	Gross Assets	Accumulated Amortization	Net Assets
Technology and patents	$32,176	$(22,869)	$ 9,307	$32,145	$(20,489)	$11,656
Customer relationships	11,898	(8,148)	3,750	11,788	(6,746)	5,042
Leasehold interest	1,355	(241)	1,114	1,352	(195)	1,157
Non-compete agreements	950	(908)	42	950	(806)	144
	$46,379	$(32,166)	$14,213	$46,235	$(28,236)	$17,999

Amortization expense relating to technology and patents and the leasehold interest intangible assets is included within cost of goods sold, and customer relationships and the non-compete agreements within operating expenses. The following table presents details of the amortization expense of the Company's purchased intangible assets as reported in the consolidated statements of operations (in thousands):

	Years ended December 31,		
	2012	2011	2010
Cost of goods sold	$2,472	$ 598	$2,237
Operating expenses	1,316	994	1,144
Total	$3,788	$1,592	$3,381

The estimated future amortization expense of purchased intangible assets as of December 31, 2012, is as follows (in thousands):

2013	$ 3,619
2014	3,503
2015	3,483
2016	2,750
2017	49
Thereafter	809
	$14,213

8. Balance sheet components

Accounts receivable, net

Accounts receivable, net consists of the following (in thousands):

	December 31,	
	2012	2011
Accounts receivable	$66,338	$60,655
Trade notes receivable	4,979	8,728
Allowance for doubtful accounts	(963)	(506)
	$70,354	$68,877

The table below summarizes the movement in the Company's allowance for doubtful accounts (in thousands):

Balance at December 31, 2009	$(1,702)
Provision for bad debt	35
Write-offs, net of recoveries	85
Balance at December 31, 2010	(1,582)
Provision for bad debt	(196)
Write-offs, net of recoveries	1,272
Balance at December 31, 2011	(506)
Provision for bad debt	(457)
Write-offs, net of recoveries	0
Balance at December 31, 2012	$ (963)

Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2012	2011
Raw materials	$19,038	$16,892
Work in process	8,940	4,991
Finished goods	15,815 [(1)]	13,458
	$43,793	$35,341

(1) $4.5 million of finished goods inventory was at vendor managed inventory locations.

Property, plant and equipment, net

Property, plant and equipment, net consist of the following (in thousands):

	December 31,	
	2012	2011
Buildings	$ 16,484	$ 16,331
Machinery and equipment	92,139	82,535
Furniture, fixtures, software and office equipment	8,300	7,474
Leasehold improvements	4,373	4,015
	121,296	110,355
Less: Accumulated depreciation	(66,856)	(54,011)
	$ 54,440	$ 56,344

Depreciation expense was $12.4 million, $10.8 million and $8.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Accrued and other current liabilities

Accrued and other current liabilities consist of the following (in thousands):

	December 31,	
	2012	2011
Employee-related	$12,293	$ 9,523
Other	7,666	8,776
	$19,959	$18,299

9. Investment and equity accounting

During the first three quarters of 2010, the Company purchased shares of Ignis, a Norwegian company traded on the Oslo Borse (Norway stock exchange) for total consideration of $8.1 million. After such purchases, the Company had an ownership percentage in Ignis of 9%, 17% and 23% as of March 31, June 30 and September 30, 2010, respectively. During the fourth quarter of 2010, the Company's ownership percentage in Ignis decreased to 19%, due to new shares issued by Ignis.

For 2010, the Company recognized a $0.6 million loss relating to its share of Ignis' loss. As December 31, 2010, the Company had an investment balance of $12.1 million, including $4.4 million in unrealized gains relating to the Company's investment in Ignis.

In the second quarter of 2011, the Company sold all of its shares in Ignis for gross proceeds of $21.3 million and recognized a gain of $13.8 million. The gain was included in other income (expense), net in the Company's consolidated statement of operations for the year ended December 31, 2011.

10. Debt

The Company records debt at its carrying amount. The Company uses a market approach to determine fair value using rate of LIBOR plus 2%, which results in a Level 2 fair value measurement. The following table provides the components of debt, obligations, weighted average interest rate and additional fair value information relating to the Company's outstanding debt instruments (in thousands, except percentages):

	December 31, 2012			December 31, 2011		
	Carrying Amount	Fair Value	Weighted Average Interest Rate	Carrying Amount	Fair Value	Weighted Average Interest Rate
Notes payable	$12,003	$12,003		$14,620	$14,620	
Total long-term debt	22,167	21,228	2.20%	27,166	25,455	2.24%
Less: current portion of long-term debt	(5,000)	(4,892)		(5,000)	(4,890)	
Total long-term debt, net of current portion	$17,167	$16,336		$22,166	$20,565	

The fair value of the short-term loans, notes payable and debt have been calculated using an estimate of the interest rate the Company would have had to pay on the issuance of liabilities with a similar maturity and discounting the cash flows at that rate. The fair values do not necessarily give an indication of the amount that the Company would currently have to pay to extinguish any of this debt.

Notes payable

The Company frequently directs its banking partners to issue notes payable to its suppliers in China in exchange for accounts payable. These banks issue notes to vendors and issue payment to the vendors upon redemption. The Company owes the payable balance to the issuing bank. These notes are unsecured, noninterest bearing and are due approximately six months after issuance.

Short-term bank loans

The Company's subsidiaries in China have short-term line of credit facilities from various banking institutions. These short-term line of credit facilities have an original maturity date of one year or less and one such facility agreement is secured by the Company's manufacturing facility in China. Amounts requested by the Company are not guaranteed and are subject to funds and currency availability. The interest rate charged is fixed on the borrowing date for the term of the loan. The short-term line of credit facilities typically do not require any specific covenants. As of December 31, 2012, the Company had no short-term loans outstanding.

Long-term debt

The Company has a loan and security agreement with a bank for an available credit facility. The components of the available credit facilities as of December 31, 2012 are as follows:

- As of December 31, 2012 and 2011, $8.0 million was outstanding under the revolving line of credit agreement and $0.0 million was available for borrowing. Amounts are due on or before September 2014 and borrowings under this facility bear interest at a rate of LIBOR plus 2%.
- As of December 31, 2012 and 2011, no amounts were outstanding under the equipment advance line and all $7.0 million was available for borrowing. This equipment line advance for capital expenditures

in the U.S. Advances may be drawn in four tranches and are due and payable in equal monthly installments of principal and interest such that all amounts will be repaid by September 2015. Borrowings under this facility will bear interest at a rate of LIBOR plus 2%.

- As of December 31, 2012 and 2011, $14.2 million and $19.2 million was outstanding under the acquisition advance and $5.8 million and $0.8 million was available for borrowing, respectively. This $20.0 million acquisition advance expires in September 2015. Proceeds of the acquisition advance may be used to make permitted business acquisitions. Advances may be drawn in two tranches and are due and payable in equal monthly installments of principal and interest such that all amounts will be repaid by the acquisition line maturity date. The advances bear interest at a rate of LIBOR plus 2%.

In connection with the loan and security agreement, the Company issued a warrant to the lender to purchase 4,482 shares of common stock at an exercise price of $29.00 per share. As of December 31, 2012 and 2011, the warrant had not been exercised.

The Company's U.S. loan and security agreement requires maintenance of specified financial covenants, including a liquidity ratio, and restricts our ability to incur additional debt or to engage in specified transactions and is secured by substantially all of the Company's U.S. assets, other than intellectual property assets. As of December 31, 2012 and 2011, the Company was in compliance with all covenants contained in this agreement.

At December 31, 2012, maturities of long-term debt were as follows (in thousands):

Less than 1 year	$ 5,000
1-3 years	17,167
	$22,167

11. Commitments and contingencies

Leases

The Company leases various facilities under non-cancelable operating leases. As of December 31, 2012, the future minimum commitments under all operating leases are as follows (in thousands):

Years ending December 31,	
2013	$1,888
2014	1,215
2015	1,061
2016	666
Thereafter	1,468
	$6,298

The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense under the Company's operating leases was $2.3 million, $1.9 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Litigation

From time to time, the Company is subject to various claims and legal proceedings, either asserted or unasserted, that arise in the ordinary course of business. The Company accrues for legal contingencies if the

Company can estimate the potential liability and if the Company believes it is more likely than not that the case will be ruled against us. If a legal claim for which the Company did not accrue is resolved against us, the Company would record the expense in the period in which the ruling was made. The Company currently do not believe that the ultimate amount of liability, if any, for any pending claims of any type (alone or combined) will materially affect our financial position, results of operations or cash flows. The ultimate outcome of any litigation is uncertain, hover, and unfavorable outcomes could have a material negative impact on our financial condition and operating results. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, negative publicity, diversion of management resources and other factors.

On January 5, 2010, Finisar Corporation, or Finisar, filed a complaint in the U.S. District Court for the Northern District of California against Source Photonics, Inc., MRV Communications, Inc., Oplink Communications, Inc. and the Company, or collectively, the co-defendants. In the complaint, Finisar alleged infringement of certain of its U.S. patents arising from the codefendants' respective manufacture, importation, use, sale of or offer to sell certain optical transceiver products. Finisar sought to recover unspecified damages, up to treble the amount of actual damages, together with attorneys' fees, interest and costs. Finisar alleged that at least some of the patents asserted are a part of certain digital diagnostic standards for optoelectronics transceivers, and, therefore, are being utilized in such digital diagnostic standards. On March 23, 2010, the Company filed an answer to the complaint and counterclaims, asserting two claims of patent infringement and additional claims asserting that Finisar has violated state and federal competition laws and violated its obligations to license on reasonable and non-discriminatory terms. On May 5, 2010, the court dismissed without prejudice all co-defendants (including the Company) except Source Photonics, Inc., on grounds that such claims should have been asserted in four separate lawsuits, one against each defendant. This dismissal without prejudice does not prevent Finisar from bringing a new similar lawsuit against the Company. The Company and Finisar had agreed to suspend their respective claims for a 90 day period and not to refile the originally asserted claims against each other until one or more specified events occur resulting in the partial or complete resolution of the litigation between Source Photonics and Finisar. On September 10, 2010, Source Photonics and Finisar settled their lawsuit, commencing the suspension period, which ended in December 2010. On January 18, 2011, the Company and Finisar again agreed to suspend their respective claims and not to refile the originally asserted claims against each other until at least 90 days after one or more specified events occur resulting in the partial or complete resolution of litigation involving the same Finisar patents between Oplink Communications, Inc. and Finisar. This tolling period expired on April 30, 2012. On May 3, 2012 the Company and Finisar agreed to further toll their respective claims until the refiling of certain of the previously asserted claims from this dispute. As a result, Finisar is permitted to bring a new lawsuit against the Company if it chooses to do so, and the Company may bring new claims against Finisar upon seven days written notice prior to filing such claims. The Company is currently unable to predict the outcome of this dispute and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations. As of December 31, 2012, the Company does not have any material indemnification claims that were probable or reasonably possible.

Purchase obligations

The Company has purchase obligations with certain suppliers for the purchase of goods and services entered in the ordinary course of business. As of December 31, 2012, total outstanding purchase obligations were $19.5 million, primarily due within the next 12 months.

Other contingencies

Under California's recently enacted Global Warming Solutions Act, the Company designed and installed additional pollution control equipment at the San Jose, California, manufacturing plant to reduce perfluorocarbon emissions. As of December 31, 2012, the San Jose and Fremont, California, manufacturing facilities are in compliance with the Global Warming Solutions Act.

12. Stockholders' Equity

Common stock

As of December 31, 2012, the Company had reserved the following shares of authorized but unissued common stock:

Stock option plans	4,081,378
Stock purchase plans	257,734
Warrants	4,482
	4,343,594

Private Sale of Common Stock

On April 27, 2012, the Company issued and sold approximately 4.97 million shares of its common stock in a private placement transaction at a price of $8.00 per share for proceeds, net of offering costs of approximately $39.6 million. The shares of common stock are restricted from transfer pursuant to a lockup agreement for up to two years, at the end of which the Company is obligated to file one or more registration statements covering the potential resale of the shares of common stock. In connection with the private placement transactions, the Company agreed to use at least $30.0 million of the proceeds received to establish a wholly-owned subsidiary and facility in the Russian Federation for the benefit of the Company's global organization. The Company has agreed to satisfy the performance obligations by July 31, 2014. In the event the Company has not recorded aggregate revenue from sales of its products in the Russian Federation of at least $26.8 million during the period beginning July 1, 2012 and ending June 30, 2014, then the date to achieve the performance obligations shall be extended from July 31, 2014 to March 31, 2015. If the Company fails to meet these performance obligations by the deadline, the Company will be required to pay $5.0 million.

The private placement transaction was recorded as an equity transaction. Of the common stock, $5.0 million is considered redeemable, as the Company may be required to pay this amount if it is unable to achieve its performance obligations by the date specified. While the Company intends to comply with its performance obligations, it has determined that some of these obligations are contingent upon government approval and maybe outside of the Company's control. Therefore, the redeemable common stock is classified outside of equity on the Company's consolidated balance sheet.

Equity incentive programs

Plan descriptions

2004 Stock Option Plan

In March 2004, the Company adopted the 2004 Stock Option Plan (the "2004 Plan") for the benefit of its eligible employees, consultants and independent directors. The 2004 Plan provides for the issuance of options to purchase common stock to eligible employees, consultants and independent directors. Options granted under the 2004 Plan may be either incentive stock options or nonqualified stock options. Under the terms of the 2004 Plan, awards may be granted at prices not less than 100% of the fair value of the Company's common stock, as determined by the Company's board of directors, on the date of grant for an incentive stock option and not less than 85% of the fair value of the Company's common stock on the date of grant for a non-qualified stock option. Options vest over a period of time as determined by the board of directors, generally over a four year period, and expire ten years from date of grant. Subject to adjustment for certain changes in the Company's capital structure, the maximum aggregate number of shares of common stock that may be issued under the 2004 Plan is 3,010,769.

Stock options granted under the Company's stock option plan provide employee option holders, if approved by the Company's board of directors, the right to elect to exercise unvested options in exchange for restricted common stock, which are subject to a repurchase right held by the Company at the original issuance price in the event the optionees' employment is terminated. Any repurchased shares are not returned to the available share pool for future stock option grants. The shares purchased by the employees pursuant to the early exercise of stock options are deemed to be outstanding.

In February 2011, in connection with the closing of the Company's initial public offering and execution of the associated underwriting agreement, shares authorized for issuance under the 2004 Plan were cancelled (except for those shares reserved for issuance upon exercise of outstanding stock options). As of December 31, 2012, options to purchase 1,758,432 shares were outstanding under the 2004 Plan and no shares were available for future grant.

2007 Stock Appreciation Grants Plan

In October 2007, the Company adopted its 2007 Stock Appreciation Grants Plan (the "2007 Plan"). The 2007 Plan provides for the grant of units ("stock appreciation units") entitling the holder upon exercise to receive cash in an amount equal to the amount by which the Company's common stock has appreciated in value. Each stock appreciation unit entitles a participant to a cash payment in the amount of the excess of the fair market value of a share of common stock on the exercise date over the fair market value of a share of common stock on the award date.

The total appreciation available to a participant from the exercise of an award is equal to the number of stock appreciation units being exercised, multiplied by the amount of appreciation per stock appreciation unit. The stock appreciation units granted under the 2007 Plan were primarily granted to employees or consultants of the Company's subsidiaries in China.

The Company re-measured the fair value (based on the market price of the Company's common stock at the relevant period end) of all vested and outstanding stock appreciation units and adjusts compensation expense and corresponding liability accordingly. The Company also recognized compensation expense for additional vested stock appreciation units. As of December 31, 2012, 212,534 stock appreciation units were outstanding. The Company does not intend to grant additional stock appreciation units under the 2007 Plan.

2010 Equity Incentive Plan

In April 2010, the Company adopted its 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan will terminate on April 13, 2020, unless sooner terminated by the board of directors.

The 2010 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants. Additionally, the 2010 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Options granted under the 2010 Plan may be either incentive stock options or nonqualified stock options. Restricted stock units may also be granted under the 2010 Plan. Under the terms of the 2010 Plan, awards may be granted at prices not less than 100% of the fair value of the Company's common stock, as determined by the Company's board of directors, on the date of grant for an incentive stock option and not less than 85% of the fair value of the Company's common stock on the date of grant for a non-qualified stock option. Options vest over a period of time as determined by the board of directors, generally over a three to four year period, and expire ten years from date of grant.

Initially, the aggregate number of shares of the Company's common stock that may be issued pursuant to stock awards under the 2010 Plan after the 2010 Plan becomes effective is 865,420 shares. Then, the number of shares of the Company's common stock reserved for issuance under the 2010 Plan will automatically increase on January 1st each year, starting on January 1, 2012 and continuing through January 1, 2020, by 3.5% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, or such lesser number of shares of common stock as determined by the Company's board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Plan is 8,000,000 shares. As of December 31, 2012, stock options to purchase and restricted stock units to convert to a total of 1,556,228 shares of common stock were outstanding under the 2010 Plan and 44,947 shares were reserved for future issuance.

In December 2012, the board of the Company approved to increase 1,500,000 shares available for issuance to provide performance-based equity awards to key employees, with subject to approval by the Company's stockholders in June 2013. No shares may be issued until stockholder approval is obtained, and such grants shall be forfeited if the stockholder approval is not obtained. These shares are not included in our financial statements and disclosures.

2010 Employee Stock Purchase Plan

In February 2011, the Company adopted its 2010 Employee Stock Purchase Plan (the "2010 ESPP"). The 2010 ESPP was implemented through a series of offerings of purchase rights to eligible U.S. employees. The offering period is for 12 months beginning November 16th of each year, with two purchase dates on May 15th and November 15th.

The 2010 ESPP initially authorizes the issuance of 342,568 shares of the Company's common stock pursuant to purchase rights granted to employees or to employees of designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, starting January 1, 2012 and continuing through January 1, 2020, in an amount equal to the lesser of (1) 3.5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, (2) 600,000

shares of common stock or (3) such lesser number of shares of common stock as determined by the Company's board of directors. As of December 31, 2012, the Company had 257,734 shares reserved for future issuance. The Company issued 520,111 shares during the year ended December 31, 2012.

2011 Inducement Award Plan

In September 2011, the Company adopted its 2011 Inducement Award Plan (the "2011 Plan"). The 2011 Plan provides for awarding options, stock appreciation rights, restricted stock grants, restricted stock units and other awards to new employees of the Company and its affiliates, including as a result of future business acquisitions. All options shall be designated as non-statutory stock options.

The number of shares reserved for issuance under the 2011 Plan is 750,000 shares. The exercise price of awards shall be not less than 100% of the fair market value of the Company's common stock on the date of grant. Each stock appreciation right grant will be denominated in shares of common stock equivalents. Options and stock appreciation rights have a maximum term of ten years measured from the date of grant, subject to earlier termination following the individual's cessation of service with the Company. As of December 31, 2012, stock options to purchase a total of 384,050 shares of common stock were outstanding under the 2011 Plan and 365,950 shares were reserved for future issuance.

Stock options and restricted stock units

The following table summarizes the Company's stock option and restricted stock unit activity during the year ended December 31, 2012:

		Stock Options		Restricted Stock Units	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Number of Units	Weighted Average Grant Date Fair Value
Balance at December 31, 2011	330,177	2,631,524	$5.99	517,445	$6.97
Authorized for issuance	870,190	0	$ 0	0	$ 0
Granted	(942,955)	309,846	$5.03	633,109	$5.27
Exercised/Converted	0	(56,119)	$4.24	(162,664)	$6.94
Forfeited	125,256	(111,364)	$7.27	(63,067)	$6.53
Balance at December 31, 2012	382,668	2,773,887	$5.87	924,823	$5.84

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Thousands)
Vested and expected to vest	2,700,338	$5.87	6.64	$2,237
Exercisable	1,817,751	$5.60	5.65	$1,950

The fair value of options vested during the year ended December 31, 2012, 2011 and 2010 was $2.1 million, $1.0 million and $0.9 million, respectively. The intrinsic value of options vested and expected to vest and exercisable as of December 31, 2012 is calculated based on the difference between the exercise price and the fair

value of the Company's common stock as of December 31, 2012. The intrinsic value of options exercised during the year ended December 31, 2012, 2011 and 2010, was $52,000, $371,000 and $144,000, respectively.

The following table summarizes information about restricted stock units outstanding as of December 31, 2012:

	Restricted Stock Units Outstanding			
	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Thousands)
Vested and expected to vest	836,731	$5.84	1.33	$4,803

The fair value of restricted stock units vested during the year ended December 31, 2012, 2011 and 2010 was $1.1 million, $0.0 million and $0.0 million, respectively. The intrinsic value of restricted stock units vested and expected to vest as of December 31, 2012 is calculated based on the fair value of the Company's common stock as of December 31, 2012. The intrinsic value of restricted stock units converted during the year ended December 31, 2012, 2011 and 2010, was $810,000, $0 and $0 respectively.

Stock appreciation units

The following table summarizes the Company's stock appreciation unit activity during the year ended December 31, 2012:

	Stock Appreciation Units	Weighted-Average Exercise Price
Stock appreciation units outstanding as of December 31, 2011	261,627	$6.86
Stock appreciation units exercised	(16,552)	$4.25
Stock appreciation units cancelled	(32,541)	$6.80
Stock appreciation units outstanding as of December 31, 2012	212,534	$7.07

The fair value of stock appreciation units vested during the year ended December 31, 2012, 2011 and 2010 was $0.3 million, $0.1 million and $0.1 million, respectively. The intrinsic value of stock appreciation units vested and expected to vest and exercisable as of December 31, 2012 is calculated based on the difference between the exercise price and the fair value of the Company's common stock as of December 31, 2012. The intrinsic value of stock appreciation units exercised during the year ended December 31, 2012, 2011 and 2010, was $15,130, $15,000 and $0.

13. Stock-based compensation

Stock options

The following table summarizes the stock-based compensation expense recognized for stock options for the years ended December 31, 2012, 2011 and 2010 (in thousands):

Stock options	Years ended December 31, 2012	2011	2010
Cost of goods sold	$ 273	$ 175	$ 116
Research and development	744	523	372
Sales and marketing	364	387	378
General and administrative	766	704	729
	$2,147	$1,789	$1,595

The weighted-average fair value of options granted was $3.33, $4.15 and $7.54 per share for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, there was $3.5 million of unrecognized stock-based compensation expense for stock options that will be recognized over the remaining weighted-average period of 2.5 years.

The Company estimated the fair value of employee stock options using a Black-Scholes valuation model with the following assumptions:

Stock options	Years ended December 31, 2012	2011	2010
Weighted-average expected term (years)	6.77	6.69	6.59
Weighted-average volatility	72%	71%	73%
Risk-free interest rate	0.99% – 2.70%	1.62% – 2.92%	2.51% – 3.19%
Expected dividends	0 %	0 %	0 %

Expected term. The expected term was estimated using the Company's historical exercise behavior and expected future exercise behavior.

Volatility. Due to the limited history of the trading of the Company's common stock since the initial public offering in February 2011, the expected volatility used by the Company is based on volatility of similar entities. In evaluating similarity, factors such as industry, stage of life cycle, size, and financial leverage are taken into consideration. The term over which volatility was measured was commensurate with the expected term.

Risk-free interest rate. The risk-free rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected dividends. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting

option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

Stock appreciation units

Stock appreciation units are re-measured each period at fair value. In February 2011, the Company recorded a catch-up expense associated with vested stock appreciation units. Vested stock appreciation units first became exercisable upon the expiration of the lock-up period associated with the initial public offering. Due to the contingent nature of the awards prior to the initial public offering, the Company had not recorded any compensation expense associated with these awards. Therefore, in February 2011, the Company recognized compensation expense representing the number of vested stock appreciation units at that date, multiplied by the fair value of the award. Subsequently, the Company recognizes a charge (credit) for any changes in the fair value of the vested awards.

The following table summarizes the expense recognized for stock appreciation units for the year ended December 31, 2012 and 2011 (in thousands):

Stock appreciation units	Year ended December 31, 2012	Year ended December 31, 2011
Cost of goods sold	$ 13	$146
Research and development	26	127
Sales and marketing	0	51
General and administrative	88	28
	$127	$352

As of December 31, 2012 and 2011, the liability for the settlement of the stock appreciation units were $0.4 million and $0.4 million, respectively, and were included in accrued and other current liabilities on the consolidated balance sheet. Based on the fair value of the stock appreciation units as of December 31, 2012, the Company has $0.09 million of unrecognized stock-based compensation expense for stock appreciation units that would be recognized over the remaining weighted-average period of 1.3 years.

The Company estimated the fair value of all employee stock appreciation units using a Black-Scholes valuation model with the following assumptions:

Stock appreciation units	Year ended December 31, 2012	Year ended December 31, 2011
Weighted-average expected term (years)	2.88	3.91
Weighted-average volatility	68%	74%
Risk-free interest rate	0.21% – 0.63%	0.36% – 2.42%
Expected dividends	0 %	0 %

Expected term. Vested stock appreciation units first became exercisable upon the expiration of the lock-up period associated with the initial public offering. Therefore, the Company estimated the term of the award based on an average of the weighted-average exercise period and the remaining contractual term.

Volatility. Due to the limited history of the trading of the Company's common stock since the initial public offering in February 2011, the expected volatility used by the Company is based on volatility of similar entities.

In evaluating similarity, factors such as industry, stage of life cycle, size, and financial leverage are taken into consideration. The term over which volatility was measured was commensurate with the expected term.

Risk-free interest rate. The risk-free rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term.

Expected dividends. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Employee stock purchase plan

The following tables summarize the components of the ESPP expense for the year ended December 31, 2012 and 2011 (in thousands):

ESPP	Years ended December 31, 2012	Years ended December 31, 2011
Cost of goods sold	$206	$ 79
Research and development	417	254
Sales and marketing	116	91
General and administrative	96	80
	$835	$504

As of December 31, 2012, there was $0.8 million of unrecognized stock-based compensation expense for stock purchase rights that will be recognized over the remaining offering period, through May 2013. The value of the stock purchase right consists of: (1) the 15% discount on the purchase of the stock, (2) 85% of the call option and (3) 15% of the put option. The call option and put option were valued using the Black-Scholes option pricing model with the following assumptions:

ESPP	Year ended December 31, 2012	Year ended December 31, 2011
Weighted-average expected term (years)	0.75	0.71
Weighted-average volatility	60%	68%
Risk-free interest rate	0.04% – 0.16%	0.04% – 0.23%
Expected dividends	0 %	0 %

Expected term. The expected term represents the period of time from the beginning of the offering period to the purchase date.

Volatility. Due to the limited history of the trading of the Company's common stock since the initial public offering in February 2011, the expected volatility used by the Company is based on volatility of similar entities. In evaluating similarity, factors such as industry, stage of life cycle, size, and financial leverage are taken into consideration. The term over which volatility was measured was commensurate with the expected term.

Risk-free interest rate. The risk-free rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term.

Expected dividends. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Restricted stock units

The following table summarizes the stock-based compensation expense recognized for restricted stock units for the year ended December 31, 2012 and 2011 (in thousands):

Restricted stock units	Year ended December 31, 2012	Year ended December 31, 2011
Cost of goods sold	$ 308	$103
Research and development	557	129
Sales and marketing	454	118
General and administrative	349	113
	$1,668	$463

The weighted-average fair value of restricted stock units granted was $5.27 and $6.97 per share for the year ended December 31, 2012 and 2011, respectively. At December 31, 2012, the Company has $3.8 million of unrecognized stock-based compensation expense for restricted stock units that will be recognized over the remaining weighted-average period of 2.2 years.

14. Income taxes

The benefit from (provision for) income taxes is based upon the income (loss) before income taxes as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
U.S. Operations	$(25,599)	$(20,712)	$ (8,589)
Non-U.S. Operations	9,291	6,477	14,550
	$(16,308)	$(14,235)	$ 5,961

The components of the benefit from (provision for) income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current			
U.S. Federal Tax	$ (103)	$ (257)	$ 10
U.S. State Tax	0	0	0
Non-U.S. Foreign Tax	(1,119)	(1,350)	(2,331)
	(1,222)	(1,607)	(2,321)
Deferred			
U.S. Federal Tax	0	0	0
U.S. State Tax	0	0	0
Non-U.S. Foreign Tax	(142)	452	32
Total provision for income taxes from continuing operations	(1,364)	(1,155)	(2,289)
Benefit from (provision for) income taxes and discontinued operations	(114)	318	7
Total Provision	$(1,478)	$ (837)	$(2,282)

The benefit from (provision for) income taxes differs from the amount obtained by applying the U.S. federal statutory tax rate as follows (in thousands, except percentages):

	Years Ended December 31,		
	2012	2011	2010
U.S. Federal Statutory Rate	34%	34%	34%
Tax at U.S. Statutory Rate	$ 5,599	$ 4,840	$(2,027)
State Income Taxes, Net of Benefit	967	397	(1,893)
Nondeductible Expenses	96	138	299
Stock-based Compensation	(529)	(511)	(320)
Change in Valuation Allowance	(7,308)	(811)	(276)
Research and Development	0	485	225
Foreign Rate Differences	(656)	3,555	2,368
Earn Out Adjustment Not Taxable	132	438	0
Foreign Income Inclusion	0	(5,140)	0
Change to Prior Year Deferred Balances	826	0	0
Acquisition-related Costs	(491)	(4,585)	0
Foreign Permanent Items	0	0	(209)
Other	0	39	(456)
	$(1,364)	$(1,155)	$(2,289)

The table below summarizes the movement in the Company's deferred tax asset valuation allowance (in thousands):

Balance at December 31, 2009	$56,623
Credit to Expense	(68)
Deductions—Write-Offs	(114)
Balance at December 31, 2010	56,441
Credit to Expense	(413)
Deductions—Write-Offs	15,486
Balance at December 31, 2011	71,514
Credit to Expense	7,370
Deductions—Write-Offs	(881)
Balance at December 31, 2012	$78,003

Deferred income tax assets and liabilities comprise the following (in thousands):

	December 31,	
	2012	2011
Deferred Tax Assets		
Net Operating Loss Carryforwards	$ 69,969	$ 67,635
Federal and State Credits	7,747	6,822
Reserves, Accruals and Other	5,498	4,254
Fixed Assets and Intangibles	902	647
Total Deferred Tax Assets	84,116	79,358
Valuation Allowance	(78,003)	(71,514)
Total Deferred Tax Assets, Net of Valuation Allowance	6,113	7,844
Deferred Tax Liabilities		
Acquired Intangibles	(5,362)	(6,875)
Net Deferred Tax Assets	$ 751	$ 969
Reported As:		
Current Deferred Tax Assets, Included Within Prepaid Expenses and Other Current Assets	$ 1,333	$ 1,896
Long-term Deferred Tax Assets, Included Within Other Long-term Assets	71	—
Deferred Income Tax Liabilities	(653)	(927)
Net Deferred Tax Assets	$ 751	$ 969

The net valuation allowance increased by $6.5 million during the year ended December 31, 2012. As of December 31, 2012, the Company had net operating loss, or NOL, carryforwards for federal and state tax purposes of $205.3 million and $144.9 million, respectively. As these net operating losses have not been utilized, a portion has begun to expire in the current year. The Company also had federal and state research credit carryovers of $3.7 million and $9.2 million, respectively. The federal research credits will expire beginning in 2018. The state research credit has no expiration. Utilization of the NOL and tax credit carryforwards are subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL and tax credit carryforwards before utilization. During the 2012 tax year, the Company completed an updated study pursuant to Section 382 of the IRC to determine if an additional "ownership change" (for Section 382 purposes) occurred and, if so, whether there was an additional limitation on the Company's ability to use NOLs and other tax attributes as a result of a potential "ownership change". No change was determined for the year ended December 31, 2012 and accordingly no new limitations were determined.

The deferred tax assets listed above do not include NOL carryforwards that are expected to expire unutilized as a result of existing ownership changes.

As of December 31, 2012, the Company's undistributed earnings of foreign subsidiaries were $25.9 million. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred tax liability has been established relative to these earnings. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes subject to an adjustment for foreign tax credit, and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

In 2012, 2011 and 2010, certain of the Company's subsidiaries benefited from various tax incentives, including tax holidays and reduced tax rates ranging from 15% to 25%, for operating in special economic zones or for engaging in certain qualifying business activities in China. The Company realized benefits from the reduced tax rate for the years ended December 31, 2012, 2011 and 2010 as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Tax Provision (Benefit) for China Entities at Statutory Rate of 25%	$ 2,261	$ 1,060	$ 3,971
Tax Provision (Benefit) for China Entities Included in the Consolidated Statement of Operations	1,347	580	2,291
Tax Benefit From Preferential Tax Rate	$ 914	$ 480	$ 1,680
Shares Used to Compute Impact of Tax Benefits per Basic and Diluted Share	28,529,849	22,359,802	1,945,111
Impact of Tax Benefits per Basic and Diluted Share	$ 0.03	$ 0.02	$ 0.00

Effective January 1, 2008, the China Enterprise Income Tax Law, or the EIT law, imposes a single uniform income tax rate of 25% on all China enterprises, including foreign invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. As a result, the Company's China subsidiaries may be subject to the uniform income tax rate of 25% unless they are able to qualify for preferential status. Currently, they have qualified for a preferential 15% tax rate that is available for new and high technology enterprises. The preferential rate applies to 2012, 2011 and 2010. The preferential rate has been approved by China for the rate to remain at 15% for 2013 and 2014. In order to retain the preferential rate, the Company must meet certain operating conditions, satisfy certain product requirements, meet certain headcount requirements and maintain certain levels of research expenditures. The Company believes it will continue to meet the requirements.

Tax effects of a position are recognized only if it is "more likely than not" to be sustained based solely on its technical merits as of the reporting date. At December 31, 2012, the Company had $12 million of unrecognized tax benefits, $0.2 million of which would affect its effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2009	$ 4,091
Gross Increases for Tax Positions of Prior Years	0
Gross Increases for Tax Positions of Current Year	1,010
Balance at December 31, 2010	5,101
Gross Increases for Tax Positions of Prior Years	119
Gross Increases for Tax Positions of Current Year	3,994
Balance at December 31, 2011	9,214
Gross Increases for Tax Positions of Prior Years	70
Releases for Tax Positions of Prior Years	(26)
Gross Increases for Tax Positions of Current Year	2,735
Balance at December 31, 2012	$11,993

The Company recognizes interest and penalties related to uncertain tax positions, if any, as a component of its income tax provision. For all years presented, the Company recognized no interest and penalties related to uncertain tax positions, as the uncertain tax position balances offset deferred tax assets, which are subject to a valuation allowance.

Uncertain tax positions relate to potential obligations related to permanent establishment in the Company's global subsidiaries and to the determination of the research and experimental tax credit and certain transfer pricing issues. The Company does not consider that it is reasonably possible that there will be a material change in its uncertain tax positions in the next 12 months.

The Company files income tax returns in the U.S federal jurisdiction and various state and foreign jurisdictions. As of December 31, 2012, the Company's federal returns for the year ended December 31, 2009 through the current period and most state returns for the year ended December 31, 2008 through the current period are still open to examination. In addition, all of the net operating losses and research and development credit carryforwards that may be utilized in future years are still subject to examination. The Company is not currently subject to U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

15. Segment and geographic information

The Company operates in one reportable segment. The Company's Chief Executive Officer, who is considered to be the chief operating decision maker, manages the Company's operations as a whole and reviews financial information presented on a consolidated basis for purposes of evaluating financial performance and allocating resources.

The following tables set forth the Company's revenue and asset information by geographic region. Revenue is classified based on the location of the customer. Such classification recognizes that for many customers, including those in North America or in Europe, designated shipping points are often in China or elsewhere in Asia. Long-lived assets in the tables below comprise only property, plant and equipment (in thousands):

	Years ended December 31,		
	2012	2011	2010
Revenue:			
China	$121,236	$129,390	$100,872
United States	66,007	31,180	27,245
Japan	14,771	15,085	17,376
Other	43,409	25,374	32,186
Total consolidated revenue	$245,423	$201,029	$177,679

	As of December 31,	
	2012	2011
Long-lived assets:		
China	$31,922	$31,756
United States	21,706	24,413
Japan	812	175
Total long-lived assets	$54,440	$56,344

16. Restructuring

During the fourth quarter of 2011, the Company approved and implemented a restructuring plan, which resulted in the involuntary termination of 37 employees in the U.S. and 43 employees in China. The reduction in workforce was primarily related to cost-cutting measures in research and development. In addition, the Company made reductions in the areas of sales, marketing and administrative functions as a result of redundancy in positions due to the acquisition of Santur in October 2011. The Company recorded a restructuring charge of $1.3 million for severance and benefit costs in 2011. As of December 31, 2011 substantially all of the restructuring expense had been paid. During the year ended December 31, 2012, the Company recorded incremental restructuring charges of $68,000 related to this restructuring plan. As of December 31, 2012, there was no remaining balance related to this restructuring obligation.

17. Subsequent Events

In January 2013, the Company signed a definitive agreement to acquire the optical semiconductor business unit of LAPIS Semiconductor Co., Ltd. of Japan. Total cash consideration is expected to be approximately $36.8 million. The Company will account for the transaction using the acquisition of accounting for business combinations.

NEOPHOTONICS CORPORATION

Selected Quarterly Financial Data (unaudited)

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters for the years ended December 31, 2012 and 2011.

Year ended December 31, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except share and per share data)			
Net revenues	$ 54,223	$ 63,025	$ 66,152	$ 62,023
Gross profit	11,406	15,188	20,616	14,050
Income (loss) from continuing operations	(11,778)	(3,656)	723	(2,961)
Income (loss) from discontinued operations	170	—	—	(28)
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	(11,608)	(3,656)	723	(2,989)
Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders—Basic:				
Continuing operations	$ (0.47)	$ (0.13)	$ 0.02	$ (0.10)
Discontinued operations	$ 0.01	$ 0.00	$ 0.00	$ 0.00
Net income (loss)	$ (0.46)	$ (0.13)	$ 0.02	$ (0.10)
Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders—Diluted:				
Continuing operations	$ (0.47)	$ (0.13)	$ 0.02	$ (0.10)
Discontinued operations	$ 0.01	$ 0.00	$ 0.00	$ 0.00
Net income (loss)	$ (0.46)	$ (0.13)	$ 0.02	$ (0.10)
Weighted averages shares used to compute net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:				
Basic	24,870,684	28,402,929	30,215,144	30,414,735
Diluted	24,870,684	28,402,929	30,611,304	30,414,735

NEOPHOTONICS CORPORATION

Year ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except share and per share data)			
Net revenues	$ 50,020	$ 50,977	$ 42,849	$ 57,183
Gross profit	12,159	13,631	12,021	12,274
Income (loss) from continuing operations	(2,100)	13,707	(4,165)	(22,832)
Deemed dividend on beneficial conversion of Series X redeemable convertible preferred stock and accretion of redeemable convertible preferred stock	(17,056)	0	0	0
Income (loss) from continuing operations attributable to NeoPhotonics Corporation common stockholders	(19,156)	13,707	(4,165)	(22,832)
Income (loss) from discontinued operations	165	(127)	75	523
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	(18,991)	13,580	(4,090)	(22,309)
Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders—Basic:				
Continuing operations	$ (1.27)	$ 0.56	$ (0.17)	$ (0.92)
Discontinued operations	$ 0.01	$ (0.01)	$ 0.00	$ 0.02
Net income (loss)	$ (1.26)	$ 0.55	$ (0.17)	$ (0.90)
Net income (loss) per share attributable to NeoPhotonics Corporation common stockholders—Diluted:				
Continuing operations	$ (1.27)	$ 0.54	$ (0.17)	$ (0.92)
Discontinued operations	$ 0.01	$ (0.00)	$ 0.00	$ 0.02
Net income (loss)	$ (1.26)	$ 0.53	$ (0.17)	$ (0.90)
Weighted averages shares used to compute net income (loss) per share attributable to NeoPhotonics Corporation common stockholders:				
Basic	15,069,394	24,694,577	24,744,417	24,807,478
Diluted	15,069,394	25,561,980	24,744,417	24,807,478

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures: As of the end of the period covered in this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, as amended, (the "Exchange Act") Rules 13a-15(e) and 15d-15(e)). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective as a result of the material weakness that existed in our internal control over financial reporting described in Management's Report on Internal Control Over Financial Reporting below.

Notwithstanding the material weakness discussed below, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that the consolidated financial statements included in this report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States. It was identified that approximately $1.8 million of the inventory in our California facilities of which $1.6 million was at our Fremont facility, a former facility of Santur (a company we acquired in 2011), was not subjected to the year-end inventory physical count procedures. In February 2013, we performed a subsequent inventory physical count on the relevant items at our Fremont facility and identified a difference of $0.1 million between our book and physical count balances as of December 31, 2012 which was recorded as cost of goods sold in fiscal 2012.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) as defined in the Exchange Act. Internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on the results of our assessment, using the criteria in *Internal Control – Integrated Framework*, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2012 because of the material weakness described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness Related to Inventory Count at California Facilities - We did not maintain effective internal control over financial reporting as our annual inventory count procedures were not properly executed as the receiving/ inspection areas of our facilities in Fremont and San Jose, California were not subjected to our

annual physical inventory counts so that the inventory at these locations would be properly validated for existence. Specifically, our internal controls over annual inventory counts did not operate effectively to provide reasonable assurance that all inventory count results were reconciled to our accounting records. While this control deficiency did not result in any misstatements, it could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8.

Changes in Internal Control Over Financial Reporting: There has been no change in our internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Plan for Remediation of Material Weaknesses in Internal Control Over Financial Reporting: Our management has been actively engaged in developing remediation plans to address the material weakness discussed above. The remediation efforts expected to be implemented include the following:

- inventory control and annual physical count training program for relevant personnel specifically focusing on material located in the incoming/receiving areas;
- performing more frequent inventory cycle and physical counts at our Fremont and San Jose, California facilities.

Our management believes the foregoing efforts will effectively remediate the material weakness. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address the material weakness or determine to modify the remediation plan described above.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

Part III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required regarding our directors is incorporated herein by reference from the information contained in the section entitled "Proposal 1—Election of Directors" in our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders (our "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission on or before April 30, 2013.

The information required regarding our executive officers is incorporated herein by reference from the information contained in the section entitled "Management" in our Proxy Statement.

The information required regarding Section 16(a) beneficial ownership reporting compliance is incorporated by reference from the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The information required with respect to procedures by which security holders may recommend nominees to our board of directors, the composition of our Audit Committee, and whether the Company has an "audit committee financial expert", is incorporated by reference from the information contained in the section entitled "Proposal 1—Election of Directors" in our Proxy Statement.

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code") applicable to all of our board of director members, employees and executive officers, including our Chief Executive Officer (Principal Executive Officer), and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer). The Company has made the Code available on our website at http://www.neophotonics.com.

The Company intends to satisfy the public disclosure requirements regarding (1) any amendments to the Code, or (2) any waivers under the Code given to our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer by posting such information on our website at http://www.neophotonics.com. There were no amendments to the Code or waivers granted thereunder relating to the Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer during 2012.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required regarding the compensation of our directors and executive officers is incorporated herein by reference from the information contained in the sections entitled "Executive Compensation," "Director Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required regarding security ownership of our 5% or greater stockholders and of our directors and management is incorporated herein by reference from the information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

The information required regarding securities authorized for issuance our equity compensation plans is incorporated herein by reference from the information contained in the section entitled "Employee Benefit Plans" in our Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required regarding related transactions is incorporated herein by reference from the information contained in the section entitled "Certain Relationships and Related Transactions" and, with respect to director independence, the section entitled "Proposal 1—Election of Directors" in our Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required is incorporated herein by reference from the information contained in the sections entitled "Principal Accountant Fees and Services" and "Pre-Approval Policies and Procedures" in the section entitled "Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Exhibits.

See the Exhibit Index which follows the signature page of this Annual Report on Form 10-K, which is incorporated herein by reference.

(b) Financial Statement Schedules.

Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto appearing in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NeoPhotonics Corporation

By: /s/ TIMOTHY S. JENKS

Timothy S. Jenks
President, Chief Executive Officer and Chairman of the Board of Directors

March 15, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy S. Jenks and James D. Fay, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on March 15, 2013 on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ TIMOTHY S. JENKS **Timothy S. Jenks**	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 15, 2013
/s/ JAMES D. FAY **James D. Fay**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2013
/s/ BANDEL L. CARANO **Bandel L. Carano**	Director	March 15, 2013
/s/ ALLAN KWAN **Allan Kwan**	Director	March 15, 2013
/s/ BJORN OLSSON **Björn Olsson**	Director	March 15, 2013
/s/ MICHAEL J. SOPHIE **Michael J. Sophie**	Director	March 15, 2013
/s/ LEE SEN TING **Lee Sen Ting**	Director	March 15, 2013
/s/ CHARLES J. ABBE **Charles J. Abbe**	Director	March 15, 2013
Sergey Polikarpov	Director	

EXHIBIT INDEX

Exhibit no.	Description of exhibit
2.1(1)	Agreement and Plan of Merger, dated as of September 29, 2011, by and among NeoPhotonics Corporation, Dulcimer Acquisition Corp., Santur and Shareholder Representative Services LLC, solely in its capacity as the Stockholder Representative.
2.2	Agreement and Plan of Demerger, dated as of January 18, 2013, by and among NeoPhotonics Corporation, LAPIS Semiconductor Co., Ltd., and NeoPhotonics Semiconductor GK.
3.1(2)	Amended and Restated Certificate of Incorporation of NeoPhotonics Corporation.
3.2(3)	Amended and Restated Bylaws of NeoPhotonics Corporation.
4.1†	Specimen Common Stock Certificate of NeoPhotonics Corporation.
4.2†	2008 Investors' Rights Agreement by and between NeoPhotonics Corporation and the investors listed on Exhibit A thereto, dated May 14, 2008.
4.3†	Warrant to Purchase Common Stock by and between NeoPhotonics Corporation and Comerica Bank, dated December 20, 2007.
10.1†	Form of Indemnification Agreement entered into by and between NeoPhotonics Corporation and each of its directors and officers.
10.2+†	2004 Stock Option Plan, as amended, and related documents.
10.3+†	2007 Stock Appreciation Grants Plan and related documents.
10.4+(4)	2010 Equity Incentive Plan and forms of agreement thereunder.
10.5+†	2010 Employee Stock Purchase Plan.
10.6†	Lease by and between BRE/PCCP Orchard, LLC and NeoPhotonics Corporation, dated April 7, 1999 with the Summary of Basic Lease Terms and Addendum No. 1 to Lease, as amended by First Amendment to Lease dated November 22, 2002, the Second Amendment to Lease dated December 15, 2003, the Third Amendment to Lease dated March 13, 2007 and the Fourth Amendment to Lease dated May 28, 2010.
10.7†	Loan and Security Agreement by and between NeoPhotonics Corporation and Comerica Bank, dated December 20, 2007 as amended by First Amendment dated December 18, 2008 and December 11, 2009.
10.8*†	Maximum Comprehensive Credit Line Contract and Maximum Mortgage Contract by and between Agricultural Bank of China and NeoPhotonics (China) Co., Ltd. dated November 3, 2008 and December 25, 2008, respectively.
10.9*†	Loan Contract by and between Agricultural Bank of China and NeoPhotonics (China) Co., Ltd. dated February 13, 2009.
10.10*†	Loan Contract by and between Agricultural Bank of China and NeoPhotonics (China) Co., Ltd. dated April 7, 2009.
10.11*†	Comprehensive Credit Line Contract, as supplemented, by and between CITIC Bank Ltd and NeoPhotonics (China) Co., Ltd. dated October 26, 2009.
10.12*†	RMB Loan Contract by and between CITIC Bank Ltd and NeoPhotonics (China) Co., Ltd. dated November 23, 2009.
10.13+†	Employment Letter by and between NeoPhotonics Corporation and Timothy S. Jenks, dated March 30, 2010.

Exhibit no.	Description of exhibit
10.14+†	Offer Letter by and between NeoPhotonics Corporation and James D. Fay, dated March 9, 2007.
10.15+†	Offer Letter by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated January 2, 2005.
10.16*+†	Offer Letter by and between NeoPhotonics (China) Co., Ltd. and Chi Yue "Raymond" Cheung, dated August 14, 2007.
10.17+†	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Timothy S. Jenks dated April 13, 2010.
10.18+†	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and James D. Fay, dated April 13, 2010.
10.19+†	Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated April 14, 2010.
10.20+†	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated April 13, 2010.
10.21+(5)	NeoPhotonics Corporation Non-Employee Director Compensation Policy.
10.22*†	Comprehensive Credit Line Contract, as supplemented, by and between CITIC Bank Corporation Limited and NeoPhotonics (China) Co., Ltd. dated October 15, 2010.
10.23*†	Working Capital Loan Contract by and between Shenzhen Branch, Shanghai Pudong Development Bank Co., Ltd. and NeoPhotonics (China) Co., Ltd. dated November 11, 2010.
10.24*†	Accounts Receivable Pledge Contract by and between Shanghai Pudong Development Bank Co., Ltd. and NeoPhotonics (China) Co., Ltd. dated April 6, 2010.
10.25+(6)	2011 Executive Officer Cash Compensation Arrangements.
10.26(7)	Property Lease Contract between NeoPhotonics (China) Co., Ltd. and Dongguan Conrad Hi-Tech Park Ltd., dated May 13, 2011.
10.27(8)	Building Lease Agreement between NeoPhotonics Japan Godo Kaisha and Jones Lang Lasalle K.K., dated September 8, 2011.
10.28(9)	Third Amendment To Loan And Security Agreement And Waiver And Consent by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011.
10.29(10)	Libor/Prime Referenced Rate Addendum To Loan And Security Agreement by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011.
10.30+(11)	2011 Inducement Award Plan and related documents.
10.31(12)	Lease between Santur Corporation and 40915 Encyclopedia Circle, LLC, dated June 28, 2010.
10.32(13)	Industrial Space Lease between Santur Corporation and The Kaye Building, LLC, dated March 7, 2001.
10.33+(14)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Timothy S. Jenks.
10.34+(15)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and James D. Fay.
10.35+(16)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Dr. Wupen Yuen.

Exhibit no.	Description of exhibit
10.36+(17)	Severance Rights Agreement, dated April 30, 2012, by and between the Company and Dr. Chi Yue ("Raymond") Cheung.
10.37(18)	Share Purchase Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company "RUSNANO".
10.38(19)	Rights Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company "RUSNANO".
10.39(20)	Lock-Up, dated April 27, 2012 by and between the Company and Open Joint Stock Company "RUSNANO".
10.40+(21)	2012 Executive Officer Bonus Program.
21.1	List of subsidiaries of NeoPhotonics Corporation.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K).
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a).
32.1(22)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Translation to English of an original Chinese document.

\+ Management compensatory plan or arrangement.

† Filed as the like-numbered exhibit to our Registration Statement on Form S-1, as amended (Reg. No. 333-166096), and incorporated herein by reference.

(1) Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-35061), filed with the SEC on October 18, 2011, and incorporated herein by reference.

(2) Filed as Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-35061), filed with the SEC on February 10, 2011, and incorporated herein by reference.

(3) Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended (File No. 333-166096), filed with the SEC on November 22, 2010, and incorporated herein by reference

(4) Filed as Exhibit 10.4 to the Annual Report on Form 10-K (File No. 001-35061), filed with the SEC on March 30, 2012, and incorporated herein by reference.

(5) Filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on August 11, 2011, and incorporated herein by reference.

(6) Filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on August 11, 2011, and incorporated herein by reference.

(7) Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on November 10, 2011, and incorporated herein by reference.

(8) Filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on November 10, 2011, and incorporated herein by reference.
(9) Filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on November 10, 2011, and incorporated herein by reference.
(10) Filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on November 10, 2011, and incorporated herein by reference.
(11) Filed as Exhibit 99.1 to our Registration Statement on Form S-8 (File No. 333-177306), filed with the SEC on October 13, 2011, and incorporated herein by reference.
(12) Filed as Exhibit 10.35 to the Annual Report on Form 10-K (File No. 001-35061), filed with the SEC on March 30, 2012, and incorporated herein by reference.
(13) Filed as Exhibit 10.36 to the Annual Report on Form 10-K (File No. 001-35061), filed with the SEC on March 30, 2012, and incorporated herein by reference.
(14) Filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on May 10, 2012, and incorporated herein by reference.
(15) Filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on May 10, 2012, and incorporated herein by reference.
(16) Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on May 10, 2012, and incorporated herein by reference.
(17) Filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on May 10, 2012, and incorporated herein by reference.
(18) Filed as Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35061), filed with the SEC on May 1, 2012, and incorporated herein by reference.
(19) Filed as Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35061), filed with the SEC on May 1, 2012, and incorporated herein by reference.
(20) Filed as Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-35061), filed with the SEC on May 1, 2012, and incorporated herein by reference.
(21) Filed as Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-35061), filed with the SEC on May 10, 2012, and incorporated herein by reference.
(22) The certifications attached as Exhibit 32.1 accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of NeoPhotonics Corporation, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Exhibit 2.2

AGREEMENT AND PLAN OF DEMERGER

by and among

NEOPHOTONICS SEMICONDUCTOR GK,

NEOPHOTONICS CORPORATION,

and

LAPIS SEMICONDUCTOR CO., LTD.

dated as of

January 18, 2013

AGREEMENT AND PLAN OF DEMERGER

This AGREEMENT AND PLAN OF DEMERGER (this "***Agreement***"), dated as of January 18, 2013, is made by and among NeoPhotonics Semiconductor GK, a Japanese limited liability company (*gōdō kaisha*) ("***Purchaser***"), Lapis Semiconductor Co., Ltd., a Japanese corporation ("***Seller***"), and solely with respect to Section 12.13, NeoPhotonics Corporation, a Delaware corporation ("***Parent***"). Certain capitalized terms used in this Agreement have the meanings assigned to them in Article XI.

WHEREAS, Seller owns certain assets and employs certain personnel that are in each case engaged in developing, manufacturing and selling optical devices used for transmitting and receiving optical communication signals over fiber optic cables, test and measurement applications for such optical devices, test and measurement applications using optical devices, and III-V and II-VI composite semiconductor integrated circuits used in communications (the "***Business***");

WHEREAS, Seller and Purchaser have prepared the Company Split Agreement setting forth the details necessary to transfer the Purchased Assets and Assumed Liabilities from Seller to Purchaser in accordance with the Company Split Procedures;

WHEREAS, the Board of Directors or Managers of Purchaser and Seller, as applicable, has approved, and deems it advisable and in the best interests of its equity holders and shareholders to consummate the transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein; and

WHEREAS, simultaneously with the execution of this Agreement, Seller and Purchaser are entering into a Real Property and Facilities Forward Purchase Agreement in the form attached hereto as Exhibit A (the "***Real Property Purchase Agreement***") for the purchase of certain real property assets, as more fully described therein (the "***Transferred Real Property***").

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
PURCHASED ASSETS AND ASSUMED LIABILITIES

Section 1.1 Purchased Assets. On the terms and subject to the conditions of this Agreement, the IP Assignment and the Company Split Agreement, and in accordance with the Company Split Procedures, on the Closing Date, Seller shall transfer, assign, convey and deliver to Purchaser by operation of law, all of Seller's right, title and interest in and under each of the following, as the same shall exist on the Closing Date (collectively, the "***Purchased Assets***"):

(a) all finished goods, work in process and raw material inventory that primarily relate to the Business or the Products, including supplies, samples, spare parts and other materials, that are located at Seller's Hachioji campus or at Taisei Technica, in each case subject to the Trademark license set forth in Section 7.14 ("***Inventory***");

(b) all tangible fixed assets owned by Seller and used primarily in the Business, including tools, dies, jigs, molds, patterns, machinery, equipment, vehicles, furniture and other personal property, wherever located and whether held by Seller or third parties, including as listed or described in Schedule 1.1(b);

(c) all rights under leases of tangible fixed assets leased to Seller and used primarily in the Business to which Seller is a party, including as listed or described in Schedule 1.1(c);

(d)(i) all Software used exclusively in the Business, (ii) all Contracts related to the aforementioned Software, and (iii) all other intangible fixed assets used primarily in the Business, including, in each case, as listed or described in Schedule 1.1(d);

(e) all long-term, prepaid expenses primarily relating to the Business, including prepayments, performance and other bonds, security and other deposits, advances, advance payments, prepaid credits and deferred charges;

(f) subject to Section 1.5, all Contracts that relate primarily to the Business, including the Material Contracts, and each of the Contracts listed or described in Schedule 1.1(f);

(g) all Patents used exclusively in the Business, including the Patents described in Schedule 1.1(g) (the "***Transferred Patents***");

(h) all Other IPR used exclusively in the Business, including the Other IPR described in Schedule 1.1(h) (the "***Transferred Other IPR***");

(i) the amount of cash as the amount equal to the amount of the projected value of the Benefit Obligations as of the Closing minus the amount of the pension assets with respect to the Pension Employees, subject to a post-Closing adjustment, based on the actuarial analysis procedures described below and data to become available after the Closing, to be made within 60 days from the Closing;

The "actuarial analysis procedures" referred to in this Section 1.1(i) shall consist of the following:

(A) Within 60 days from the Closing, each of Seller and Purchaser shall (1) engage an actuary to determine the value of the Benefit Obligations and the value of pension assets, with respect to the Pension Employees, as of the Closing and (2) on a date to be agreed by the parties, provide the other party with the value determined by its respective actuary together with reasonable supporting calculations; and

(B) If the actuaries engaged by Seller and Purchaser disagree on the value of the Benefit Obligations or the value of pension assets as of the Closing, the actuaries will discuss until the earlier of their agreement or the fifteenth (15th) day after the exchange of actuarial determined values pursuant to the preceding paragraph. If the actuaries continue to disagree after such fifteen (15) days, the parties will discuss in good faith to resolve the remaining difference between the amounts determined by their respective actuaries. If Purchaser and Seller do not agree within seven (7) days after the end of such fifteen (15) days, then upon the written request of either party, the dispute will be resolved in accordance with Section 12.8.

(j) all transferable Permits that primarily relate to the Business, including the Permits listed or described in Schedule 1.1(j);

(k) all of Seller's rights, claims or causes of action against third parties relating primarily to the Purchased Assets or Assumed Liabilities;

(l) all notes, accounts and other receivables generated by the Business in connection with sales of Products after the Closing;

(m) all deposits or other security from customers of the Business, and all deposits securing bonds, letters of credit, leases and all other obligations of the Business, in each case to the extent relating to the Business;

(n) all rights in, to and under claims for refunds, rebates or other discounts due from suppliers or vendors of the Business and rights to offset in respect thereof, in each case to the extent relating to the Business;

(o) all books and records (including all historical financial records, operations manuals, maintenance records and all data and other information stored on discs, tapes or other media) of Seller and all correspondence with Governmental Entities, including with respect to Tax and social employment ("***Books and Records***"), in each case relating to the Business; provided, that, all Books and Records not related exclusively to the Business or that are otherwise required to be maintained by Seller under applicable Law shall be maintained by Seller, and copies of any such documents shall be included in the Purchased Assets and transferred to Purchaser in accordance with the terms and provisions contained herein;

(p) all office supplies, production supplies, purchase orders, forms, labels, shipping material, art work, catalogues, sales brochures, operating manuals and advertising and promotional material and all other printed or written material held for use in the Business, in each case, subject to the Trademark license set forth in Section 7.14;

(q) Seller's interest in and to all telephone, telex and facsimile numbers and other directory listings utilized in connection with the Business; and

(r) all other assets, tangible or intangible, including all goodwill, that are material to the operations of or used or held for use exclusively in the Business, including those assets listed on Schedule 1.1(r) and all tangible assets physically located on the Transferred Real Property as of the Closing.

Section 1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1, the Purchased Assets shall not include the following (the "***Excluded Assets***"):

(a) all cash, bank deposits and cash equivalents, except (i) as set forth in Section 1.1(m) and (ii) as set forth in Section 1.1 (i);

(b) all notes, accounts and other receivables generated by the Business in connection with sales of Products prior to the Closing;

(c) all Intellectual Property other than Transferred Intellectual Property;

(d) Seller's rights, claims or causes of action against third parties relating to the Business which may arise in connection with the discharge by Seller of the Excluded Liabilities;

(e) all assets relating to the Seller Benefit Plans, other than pension assets with respect to the Pension Employees;

(f) all real property owned or leased by Seller, including at its campus in Hachioji, Japan and all leasehold improvements thereon, except as otherwise provided in the Real Property Purchase Agreement;

(g) all business licenses, including import and export licenses and manufacturing licenses under applicable Law, other than those set forth in Schedule 1.1(f) and Schedule 1.1(j), which will be transferred to Purchaser;

(h) all rights of Seller under the Transaction Documents to which it is, or is specified to be, a party;

(i) all insurance policies of Seller and all rights and proceeds thereunder (except for the right of Purchaser to receive proceeds from the insurance policies described in Section 7.7); and

(j) any Contract described in Section 1.1(f) with respect to which Purchaser notifies Seller in writing, no later than fifteen (15) Business Days after the date hereof, of Purchaser's desire to exclude such Contract from the Purchased Assets;

(k) all other assets, properties and rights of Seller not specified in Section 1.1.

Section 1.3 Assumed Liabilities. On and from the Closing Date, Purchaser shall assume and agree to discharge, in accordance with their respective terms and subject to the respective conditions thereof, only the following liabilities of Seller:

(a) accrued payments for each piece of equipment that is included in the Purchased Assets and listed or described on Schedule 1.3(a);

(b) the obligations for pension benefits and allowances for retirement benefits relating to each Pension Employee's entitlements earned before the Closing pursuant to the Seller Pension Plans as set forth on Schedule 1.3(b), and earned after the Closing (the "***Benefit Obligations***");

(c) subject to Section 1.4(c), any liabilities arising after the Closing under any Contracts included in the Purchased Assets (other than any liability arising out of or relating to a breach which occurred prior to the Closing Date);

(d) all product liability for Products manufactured or sold before or after the Closing;

(e) all liabilities specifically reflected on the Carve-Out Balance Sheet or incurred after the Carve-Out Balance Sheet Date in the ordinary course of business in compliance with the terms of this Agreement (other than any Excluded Liability), to the extent it remains as a liability of the Business at the Closing;

(f) all warranty, performance and similar obligations entered into or made prior to the Closing with respect to Products sold before or after the Closing under written warranty agreements and specifications typical of the forms set forth in Schedule 1.3(f);

(g) except as specifically provided in Sections 1.3(b) and 7.8, all liabilities and obligations relating to employee benefits, compensation or other arrangements, with respect to any Business Employees that are transferred to Purchaser and arising solely after the Closing;

(h) all liabilities for employee invention compensation with respect to the Transferred Intellectual Property related to the Business Employees and arising out of or resulting from actions taken by Purchaser, or events occurring, after the Closing; provided that the parties will discuss in good faith the appropriate allocation between the parties of any liabilities for employee invention compensation with respect to the Transferred Intellectual Property related to employees of Seller other than the Business Employees that arise out of or result from actions taken by Purchaser, or events occurring, after the Closing;

(i) all liabilities related to any and all Proceedings which arise out of events, circumstances, actions or inactions occurring after the Closing in connection with the Business;

(j) all liabilities arising from the presence of Materials of Environmental Concern or violation of Environmental Laws to the extent related to the management, use, control, ownership or operation of the Transferred Real Property or the Purchased Assets by any Person or the activities of the Business before or after the Closing;

(k) all liabilities arising out of or resulting from non-compliance with any Law or Order after the Closing in connection with the operation of the Business;

(l) the liabilities referred to in Section 12.1(d); and

(m) the liabilities specifically set forth on Schedule 1.3(m).

All of the foregoing liabilities and obligations to be assumed by Purchaser hereunder (excluding any Excluded Liabilities) are referred to herein as the "***Assumed Liabilities***."

Section 1.4 Excluded Liabilities. Purchaser shall not assume or be obligated to pay, perform or otherwise discharge any liability of Seller not expressly assumed by Purchaser pursuant to Section 1.3 (all such liabilities and obligations not being assumed being herein called the "***Excluded Liabilities***") and, notwithstanding anything to the contrary in Section 1.3, none of the following shall be Assumed Liabilities for purposes of this Agreement or the Company Split Agreement:

(a) any Indebtedness of Seller (with respect to the Business or otherwise) incurred prior to the Closing, except as set forth in Sections 1.3(a) and 1.3(e);

(b) related party or intercompany loans, leases, customer or supplier arrangements or agreements or any other Contracts that relate to the Business between Seller and any of its Affiliates, officers, directors or stockholders;

(c) any accounts payable of Seller (with respect to the Business or otherwise) incurred prior to the Closing;

(d) except as set forth in Section 1.3(b), accrued compensation of the Business Employees (including accrued salary, bonuses, commissions and variable pay, but excluding accrued vacation) and all accrued Seller Benefit Plan liabilities associated with the Business Employees;

(e) all liabilities for employee invention compensation that are (A) related to the Transferred Intellectual Property arising out of or resulting from (i) the transfer of such Transferred Intellectual Property to Purchaser at Closing or (ii) actions taken by Seller, or events occurring, prior to the Closing, (B) related to Intellectual Property of Seller other than the Transferred Intellectual Property or (C) subject to Section 1.3(h), with respect to employees other than the Business Employees;

(f) any Excluded Taxes;

(g) all warranty, performance and similar obligations entered into or made prior to the Closing other than those set forth in Section 1.3(f);

(h) all liabilities related to any and all existing or future Proceedings which arise out of events, circumstances, actions or inactions occurring or existing prior to the Closing and limited to the extent of damages arising from such events, circumstances, actions or inactions occurring or existing prior to the Closing Date;

(i) any liability under any Contract constituting part of the Purchased Assets which arises after the Closing Date but which arises out of or relates to any violation or breach that occurred prior to the Closing Date (other than as set forth in Section 1.3 (f));

(j) any liability arising out of or resulting from Seller's non-compliance with any Law or Order;

(k) any liability of Seller under this Agreement or any other Transaction Document;

(l) all financial, investment banking, legal, accounting and other fees and expenses incurred by Seller and its Affiliates in connection with the negotiation, execution and closing of the Transactions; and

(m) the costs, fees and expenses to be borne by Seller in accordance with Section 12.1(b) and Section 12.1(c).

Section 1.5 Contract Splits; Non-Assignable Contracts.

(a) Contract Splits. Simultaneously with the execution hereof, Seller shall provide Purchaser with copies of Contracts of Seller and its Affiliates that are used by the Business and other businesses of Seller or its Affiliates, including the Contracts listed on Schedule 1.5(a). Notwithstanding anything to the contrary in this Section 1.5(a), each Contract described in Section 1.1 (f) shall be subject to Section 1.5(b) and shall not be subject to this Section 1.5(a) or listed on Schedule 1.5(a), unless otherwise agreed by the parties.

(i) No later than fifteen (15) Business Days after the date hereof, Purchaser shall deliver to Seller a written notice specifying the Contracts described in Section 1.5(a) with respect to which Purchaser desires Seller's assistance under this Section 1.5(a) (the "***Desired Split Contracts***").

(ii) With respect to each of the Desired Split Contracts (other than the Contracts listed in Schedule 8.3(e)), Seller shall exercise Reasonable Best Efforts to cause the counterparty to each such Contract to enter into a new Contract with Purchaser, to become effective as of the Closing Date (or, if necessary, after the Closing Date), on terms no less beneficial to Purchaser than the terms of the portion of the existing Contract of Seller and/or its Affiliates that relates to the Business.

(iii) With respect to each of the Desired Split Contracts listed in Schedule 8.3(e):

(A) Seller will use reasonable best efforts to cause the counterparty to each such Contract to enter into a new Contract with Purchaser at least fifteen (15) days prior to the expected Closing Date (for the purposes of this Section 1.5(a), "reasonable best efforts" shall mean a substantially greater level of effort than Reasonable Best Efforts), to become effective as of the Closing Date (or, if necessary, after the Closing Date), on terms no less beneficial to Purchaser than the terms of the portion of the existing Contract of Seller and/or its Affiliates that relates to the Business.

(B) Beginning fifteen (15) days prior to the expected Closing Date, with respect to any Desired Split Contracts for which an agreement by the counterparty has not been obtained in accordance with Section 1.5(a)(iii)(A), (1) the parties shall mutually agree based on good faith discussions what further actions are necessary or appropriate with respect to such counterparty and (2) until the parties agree on such further actions, Seller shall continue to use reasonable best efforts to obtain such agreement from the applicable counterparty;

(iv) The parties shall promptly take all actions agreed to be taken pursuant to Section 1.5(a)(iii)(B).

(b) Non-Assignable Contracts.

(i) Simultaneously with the execution hereof, Seller shall provide Purchaser with copies of (A) Contracts described in Section 1.1(f) that are not assignable without the consent of, or waiver by, a third party, either as a result of the provisions thereof or applicable Law and (B) the Contracts set forth on Schedule 1.5(b) which, for the purposes of this Agreement, shall be deemed to require consent for assignment from their respective counterparties (in the case of each of (A) and (B) of this Section 1.5(b)(i), such consent or waiver, an "***Assignment Consent***"). If the parties disagree as to whether any Contracts described in Section 1.1(f) are assignable without the consent of, or waiver by, a third party, either as a result of the provisions thereof or applicable Law, Purchaser shall have the right, in its reasonable discretion, to determine whether such Contracts shall be subject to this Section 1.5(b).

(ii) With respect to each of the Contracts described in Section 1.5(b)(i) (other than the Contracts listed in Schedule 8.3 (e) and Contracts with respect to which Seller receives a notice under Section 1.2(j)) that require or are deemed to require an Assignment Consent, Seller shall exercise Reasonable Best Efforts to obtain the required Assignment Consents prior to the Closing, or if necessary, after the Closing.

(iii) With respect to each of the Contracts listed in Schedule 8.3(e) (other than Contracts for which Seller receives a notice under Section 1.2(j)) that require or are deemed to require an Assignment Consent:

(A) Following Purchaser's review of such Contracts, the parties will work together in good faith to reach agreement on an amended Schedule

8.3(e) (Schedule 8.3(e), as amended from time to time, shall be referred to as the "***Amended Schedule 8.3(e)***"), based on (1) the materiality of such Contracts to the Business, (2) the need to obtain an Assignment Consent for such Contracts and (3) any other factors on which the parties may agree.

(B) With respect to each of the Contracts listed in the Amended Schedule 8.3(e), Seller will use reasonable best efforts to obtain Consent from the applicable counterparty at least fifteen (15) days prior to the expected Closing Date (for the purposes of this Section 1.5(b), "reasonable best efforts" shall mean a substantially greater level of effort than Reasonable Best Efforts);

(C) With respect to any Contracts listed in the Amended Schedule 8.3(e) for which Seller has not obtained Consent by fifteen (15) days prior to the expected Closing Date (1) the parties shall mutually agree based on good faith discussions what further actions are necessary or appropriate with respect to such counterparty and (2) until the parties agree on such further actions, Seller shall continue to use reasonable best efforts to obtain Consent from the applicable counterparty;

(D) The parties shall promptly take all actions agreed to be taken pursuant to Section 1.5(b)(iii)(C).

(c) Comparable Arrangements. In the event that Seller is not able to cause a counterparty to enter into a new Contract pursuant to Section 1.5(a) prior to the Closing despite Seller's compliance with Section 1.5(a), or Seller is unable to obtain an Assignment Consent prior to the Closing despite Seller's compliance with Section 1.5(b), such Contract shall not constitute a Purchased Asset and Seller shall use Reasonable Best Efforts to assist and cooperate with Purchaser to enter into a reasonably acceptable arrangement whereby Purchaser would continue to enjoy substantially comparable benefits under such Contract related to the Business on the same or substantially similar terms and conditions for a period of at least one (1) year after the Closing, except to the extent a shorter period is prescribed in the Contract. For the avoidance of doubt, nothing in this Section 1.5(c) will (i) require Seller to breach any such Contract or (ii) affect Purchaser's rights under Section 8.3(e).

ARTICLE II
PURCHASE AND SALE OF ASSETS; PURCHASE PRICE

Section 2.1 The Business Purchase Price; Escrow.

(a) Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, convey, assign, transfer and deliver to Purchaser the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) Upon the terms and subject to the conditions set forth in this Agreement, in full consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Purchased Assets and assumption of the Assumed

Liabilities, Purchaser shall pay to Seller at the Closing an aggregate of JPY One Billion, Nine Hundred Million (¥1,900,000,000) (the "***Initial Amount***"), as adjusted pursuant to Section 2.2(a) (the "***Closing Date Payment***"). The Closing Date Payment is subject to further adjustment following the Closing pursuant to Section 2.2(b). The Closing Date Payment as adjusted pursuant to the terms of Section 2.2(b) shall be the "***Business Purchase Price***".

(c) Notwithstanding the provisions of Section 2.1(b), as security for the indemnification obligations of Seller set forth in this Agreement or any other Transaction Document, at the Closing, Purchaser shall deliver to the Escrow Agent a portion of the Closing Date Payment otherwise deliverable pursuant to Section 2.1(b) equal to JPY One Hundred Ninety Million (¥190,000,000) (the "***Escrow Amount***"), which Escrow Amount shall be held in escrow in accordance with the terms of an escrow agreement, substantially in the form attached hereto as Exhibit B (the "***Escrow Agreement***"). Nothing in this Agreement shall be construed as limiting Seller's liability to Purchaser to the Escrow Amount, nor shall payments from the Escrow Amount be considered as liquidated damages for any breach under this Agreement or any other Transaction Document.

Section 2.2 Adjustment to Business Purchase Price.

(a) Closing Date Business Purchase Price Adjustment. Within fifteen (15) days following the date hereof, Seller shall deliver to Purchaser a statement setting forth the Specified Net Assets as of the Carve-Out Balance Sheet Date (the "***Carve-Out Balance Sheet Specified Net Assets***"), together with reasonably supporting documentation. To the extent the Carve-Out Balance Sheet Specified Net Assets exceed the Initial Benchmark Specified Net Assets, Purchaser shall add such difference to the Initial Amount paid at the Closing. To the extent the Carve-out Balance Sheet Specified Net Assets are less than the Initial Benchmark Specified Net Assets, Purchaser shall deduct such difference from the Initial Amount paid at the Closing.

(b) Post-Closing Date Business Purchase Price Adjustment.

(i) Within seventy-five (75) days following the Closing Date, Purchaser shall deliver to Seller a calculation of the Specified Net Assets as of March 31, 2012 (the "***Benchmark Date***") and the Specified Net Assets as of the Closing Date, in each case together with reasonably supporting documentation (collectevely, the "***Specified Net Assets Statement***"). The Specified Net Assets Statement shall be prepared in accordance with the principles set forth on Schedule 2.2 and, to the extent not inconsistent with such principles, in accordance with GAAP. During Purchaser's preparation of the Specified Net Assets Statement, Seller shall provide Purchaser and its representatives with reasonable access to the books and records, facilities and employees of Seller and to the working papers and other records of Seller and its accountants used in the preparation of the Carve-Out Financial Statements and Exhibit M, and cooperate with Purchaser and its representatives, including by providing on a timely basis all information reasonably requested by Purchaser.

(ii) Seller shall have sixty (60) days from the date of receipt of the Specified Net Assets Statement to review the Specified Net Assets Statement and to respond to Purchaser pursuant to Section 2.2(b)(iii) below. During Seller's review of the Specified Net Assets Statement, Purchaser shall, and shall cause its representatives to, provide Seller and its representatives with reasonable access to the books and records, facilities and employees of Purchaser and to the working papers and other records of Purchaser and its accountants used in the preparation of the Specified Net Assets Statement, and cooperate with Seller and its representatives, including by providing on a timely basis all information reasonably requested by Seller.

(iii) Within sixty (60) days from the date of its receipt of the Specified Net Assets Statement, Seller may either: (A) agree with the calculations of Specified Net Assets by delivering to Purchaser a written notice of such agreement or (B) dispute any or all of the calculations of Specified Net Assets by delivering to Purchaser a written notice (a "***Dispute Notice***") setting forth in reasonable detail the basis for each such disputed item. All other items and amounts in the Specified Net Assets Statement shall be deemed to be final and conclusive and agreed among the parties. If Seller fails to take either of the foregoing actions within sixty (60) days from the date of its receipt of the Specified Net Assets Statement, then Seller shall be deemed to have accepted and approved Purchaser's calculation of Specified Net Assets.

(iv) If Seller timely delivers a Dispute Notice, then Purchaser shall have thirty (30) days following the day it receives the Dispute Notice to respond to Seller by delivering a response in writing to Seller (a "***Response***"). If Purchaser so delivers a Response that disputes any amounts in the Dispute Notice, Purchaser and Seller shall attempt in good faith, for a period of thirty (30) days following Seller's receipt of the Response, to resolve any differences it may have with respect to any remaining matters specified in the Dispute Notice, which resolution shall be reduced to a mutually signed writing. If Purchaser and Seller do not resolve all disputed items during such 30-day period, then Purchaser and Seller shall submit the remaining items in dispute to a mutually agreeable independent accounting firm of recognized international standing, which firm is not KPMG or the regular auditing firm of Purchaser, Seller or their respective Affiliates. If Purchaser and Seller are unable to jointly select such independent accounting firm within ten (10) days thereafter, either of Purchaser or Seller may apply to the International Chamber of Commerce Center for Expertise to appoint an independent accounting firm of recognized international standing, which firm is not KPMG or the regular auditing firm of Purchaser, Seller or their respective Affiliates (the "***Independent Accounting Firm***") and shall notify the other party in writing within one (1) Business Day of making such application.

(v) The Independent Accounting Firm shall render its determination on a basis in accordance with the principles set forth on Schedule 2.2 and, to the extent not inconsistent with such principles, in accordance with GAAP. The Independent Accounting Firm shall only render its determination with respect to the specific remaining accounting differences submitted to it and may rely only upon information submitted to it by or on behalf of Purchaser or Seller. Purchaser and Seller shall instruct the Independent Accounting Firm to render its determination with respect to the items in

dispute in a written report in English that specifies the conclusions of the Independent Accounting Firm as to each item in dispute. Purchaser and Seller shall each use their Reasonable Best Efforts to cause the Independent Accounting Firm to render its determination within thirty (30) days after referral of the items to such firm or as soon thereafter as practicable. The Independent Accounting Firm's determination of any adjustments to the items in dispute as set forth in its report shall be final and binding on the parties, save in the event of fraud by the Independent Accounting Firm, and may be entered and enforced in any court having jurisdiction.

(vi) The fees and expenses of the Independent Accounting Firm shall be shared by Purchaser and Seller in inverse proportion to the relative amounts of the aggregate disputed amount determined to be for the account of Purchaser and Seller, respectively. For example, should the items in dispute total an amount equal to ¥10 million and the Independent Accounting Firm awards ¥6 million in favor of Seller's position, sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs would be borne by Seller.

(vii) For purposes of complying with this Section 2.2, Purchaser and Seller shall furnish to each other and to the Independent Accounting Firm such documents and information relating to the disputed items as the Independent Accounting Firm may reasonably request and are available to that party (or its independent public accountants) and shall be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items and to discuss the items with the Independent Accounting Firm, with any such presentation or discussion to be in the presence of both Seller and Purchaser or their respective Representatives.

(c) The "***Final Statement of Specified Net Assets***" will be the calculation of the Specified Net Assets contained (A) in the Specified Net Assets Statement in the event that (x) no Dispute Notice is delivered by Seller to Purchaser within the 60-day period specified above or (y) Seller and Purchaser so agree, (B) in the Specified Net Assets Statement, as adjusted in accordance with the Dispute Notice, in the event that (x) Purchaser does not deliver a Response to the Dispute Notice during the 30-day period specified above following receipt by Purchaser of a Dispute Notice or (y) Seller and Purchaser so agree or (C) in the Specified Net Assets Statement, as adjusted pursuant to the mutual agreement of Seller and Purchaser, or as adjusted by the Independent Accounting Firm, together with any other modifications to the Specified Net Assets Statement mutually agreed upon by Seller and Purchaser.

(d) If the Specified Net Assets as of the Closing Date contained in the Final Statement of Specified Net Assets exceed the Specified Net Assets as of the Benchmark Date contained in the Final Statement of Specified Net Assets (after adjusting as appropriate for any addition or deduction from the Initial Amount paid at the Closing pursuant to Section 2.2(a)) by more than JPY One Hundred Thousand (¥100,000), Purchaser shall pay to Seller an amount in cash in JPY equal to the amount of such excess. If, by contrast, the Specified Net Assets as of the Benchmark Date contained in the Final Statement of Specified Net Assets exceed the Specified Net Assets as of the Closing Date contained in the Final Statement of Specified Net Assets

(after adjusting as appropriate for any addition or deduction from the Initial Amount paid at the Closing pursuant to Section 2.2 (a)) by more than JPY One Hundred Thousand (¥100,000), Seller shall pay to Purchaser an amount in cash in JPY equal to the amount of such excess. All payments made pursuant to this Section 2.2 shall be made to the applicable parties by means of a wire transfer of immediately available funds in JPY within fifteen (15) Business Days after the ultimate determination of the Final Statement of Specified Net Assets.

Section 2.3 Allocation of Purchase Price. As soon as practicable after the applicable party has received any adjustment pursuant to Section 2.2(d), Seller shall provide to Purchaser for Purchaser's review and approval a proposed allocation of the Business Purchase Price, as adjusted pursuant to Section 2.2, among the various classes of Purchased Assets prepared in accordance with applicable Law and subject to completion of necessary third-party valuations, which shall commence promptly after the Closing Date. As soon as practicable after the Closing, Seller shall provide to Purchaser for Purchaser's review and approval a proposed allocation of the purchase price for the Transferred Real Property under the Real Property Purchase Agreement among the land, buildings and structures, and other items. Purchaser shall (a) promptly after receipt of Seller's proposed valuations, provide such proposed valuations to Purchaser's and Parent's auditors and representatives who conduct third-party valuations of the Purchased Assets and the Transferred Real Property (as applicable), for their consideration in determining the final allocation of the Business Purchase Price as adjusted pursuant to Section 2.2 and the purchase price for the Transferred Real Property (as applicable), and (b) in the event that such auditors or representatives disagree with Seller's proposed valuations of the Transferred Real Property or certain classes of Purchased Assets (as applicable), afford Seller reasonable opportunity to discuss such differences with, and provide information to, such auditors or representatives. Each of Purchaser and Seller shall (i) timely file all forms and Tax Returns required to be filed in connection with such final allocations, (ii) be bound by such final allocations for purposes of determining Taxes, (iii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such final allocations and (iv) take no position, and cause its Affiliates to take no position, inconsistent with such final allocations on any applicable Tax Return, in any audit or proceeding before any taxing authority, in any report made for Tax, financial accounting or any other purposes, or otherwise. In the event that any of the purchase price allocations determined pursuant to this Section 2.3 are disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify the other party hereto concerning the existence and resolution of such dispute.

ARTICLE III
COMPANY SPLIT PROCESS

Section 3.1 The Company Split Process. Seller and Purchaser hereby agree to use their respective Reasonable Best Efforts to take, or cause to be taken, such actions as are necessary to effect the Company Split and the transfer to Purchaser all of the right, title and interest in the Purchased Assets and Assumed Liabilities, in accordance with applicable Law and the process set forth in this Article III (the "***Company Split Procedures***"), including:

(a) preparing and executing the Company Split Agreement and all related agreements, documents and certificates related to the Company Split Agreement in accordance with the time schedule agreed upon by the parties;

(b) providing all unions and employees to whom notice is required to be sent under the Company Split Procedures with adequate notice and consultation, as such notice and consultation methods shall be notified in advance to Purchaser;

(c) holding all necessary shareholder, equity holder and director meetings;

(d) providing proper public notice to creditors of Seller in a daily newspaper circulating generally in Japan by Seller;

(e) making available those documents as required by the Company Split Procedures in the head office of Purchaser and Seller;

(f) settling all claims of creditors and employees brought under the Company Split Procedures in accordance with the requirements of the Company Split Procedures;

(g) using Reasonable Best Efforts to obtain all Permits and Consents necessary to consummate the Company Split and sell, assign and transfer all of the Purchased Assets and Assumed Liabilities to Purchaser;

(h) amending the relevant Seller Pension Plans so as to include Purchaser as a participating company in the Seller Pension Plans from and after the Closing Date as provided in Section 7.8; and

(i) taking all other steps necessary or advisable in accordance with the requirements of the Company Split Procedures and other applicable Laws, including filing all necessary documents with the relevant legal affairs bureau on the Closing Date, or the day after the Closing Date, if necessary, to properly register the Company Split between Purchaser and Seller.

ARTICLE IV
THE CLOSING

Section 4.1 The Closing. The sale and transfer of the Purchased Assets and Assumed Liabilities by Seller to Purchaser (the "***Closing***") shall take place at the Tokyo offices of Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower, 21st Floor, 1-6-1 Roppongi Minato-ku, Tokyo 106-6021, Japan, at midnight (local time), on the date set forth in the Company Split Agreement on which the Company Split shall be effected (the "***Company Split Effective Date***"); provided, that, the conditions to Closing set forth in Article VIII (other than conditions which can be satisfied only by the delivery of certificates, opinions or other documents at the Closing) have been satisfied or waived by such date.

Section 4.2 Modification of Company Split Effective Date. Pursuant to the Company Split Agreement, the Company Split Effective Date shall be March 1, 2013; provided, that, if the conditions to Closing set forth in Article VIII (other than conditions which can be satisfied only by the delivery of certificates, opinions or other documents at the Closing) have not been satisfied or waived by three (3) Business Days prior to such date the Closing shall not take place on such date, and the Closing and the Company Split Effective Date shall be amended and rescheduled to a new date agreed between Seller and Purchaser.

Section 4.3 Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser:

(a) each of the Transaction Documents to which either Seller or any of its Affiliates is a party, duly executed by Seller or such Affiliate;

(b) an executed receipt for the Closing Date Payment;

(c) all of the Books and Records of Seller, subject to Section 1.1(o);

(d) the officers' certificate referred to in Section 8.3(d);

(e) executed copies of the Consents obtained under Section 8.3(e);

(f) possession of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances);

(g) all such documents of title and instruments of conveyance, deeds, endorsements, assignments and other instruments as, on the advice of Purchaser's counsel, are necessary to vest in Purchaser good and marketable title to the Purchased Assets; and

(h) all other previously undelivered documents required to be delivered by Seller to Purchaser at or prior to the Closing in connection with the Transactions.

Section 4.4 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:

(a) the Closing Date Payment, less the Escrow Amount;

(b) evidence of the payment of the Escrow Amount to the Escrow Agent;

(c) each of the Transaction Documents to which Purchaser is a party, duly executed by Purchaser;

(d) the officers' certificate referred to in Section 8.2(d); and

(e) all other previously undelivered documents required to be delivered by Purchaser to Seller at or prior to the Closing in connection with the Transactions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as specifically set forth in the Disclosure Schedule prepared and signed by Seller and delivered to Purchaser simultaneously with the execution hereof (the "***Disclosure Schedule***"), Seller represents and warrants to Purchaser that all of the statements contained in this Article V are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date), and will be true and complete as of the Closing Date as though made on the Closing Date. Each exception set forth in the Disclosure Schedule and each other response to this Agreement set forth in the Disclosure Schedule shall be deemed to be included in (i) the specific section or subsection of the Disclosure Schedule to which such information refers or (ii) in any other part of the Disclosure Schedule in which the information is required to be included solely to the extent it is it is fully, fairly and specifically disclosed in the Disclosure Schedule whereby "fully, fairly and reasonably disclosed" means that a relevant fact is, from the face of such disclosure, disclosed in a sufficiently clear manner so that a reasonably prudent professional can reasonably understand the nature, the scope and the extent of the fact and that such fact relates to the relevant representations. In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Schedule (excluding exceptions expressly set forth in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.

Section 5.1 Incorporation and Authority of Seller.

(a) Seller is a corporation duly organized and validly existing under the Laws of Japan. Seller has all requisite power, authority and capacity to execute and deliver this Agreement and each of the other Transaction Documents to which it is, or is specified to be, a party and to perform all its obligations hereunder and thereunder.

(b) The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and the consummation by Seller of the Transactions has been duly authorized by the Board of Directors of Seller, and no other corporate action on the part of Seller (or vote of, or consent by, the holders of any class or series of capital stock or Indebtedness issued by Seller) is necessary to authorize the execution and delivery by it of the Transaction Documents to which it is, or is specified to be, a party or the consummation of the Transactions.

(c) This Agreement has been (and each other Transaction Document upon execution and delivery will be) duly executed and delivered by Seller and constitutes (and each other Transaction Document upon execution and delivery will constitute), assuming due execution and delivery by the other parties thereto, the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its and their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to creditors' rights generally and by equitable principles.

Section 5.2 Good Title Conveyed. The Company Split Agreement, the IP Assignment and the deeds, endorsements, assignments and other instruments to be executed and delivered by Seller to Purchaser at the Closing will be valid and binding obligations of Seller, enforceable in accordance with their respective terms, and will effectively vest in Purchaser good, valid and marketable title to, and ownership of, all the Purchased Assets free and clear of all Encumbrances, except Permitted Encumbrances.

Section 5.3 No Subsidiaries. None of the Purchased Assets include any equity or other ownership interest in any corporation, partnership, joint venture or other Person.

Section 5.4 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement or the other Transaction Documents by Seller, the consummation by Seller of any of the Transactions, or compliance by Seller with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the Organizational Documents of Seller, (ii) require any filing with, or Consent of, any Governmental Entity, (iii) require any Consent under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Seller is a party or by which it or any of its properties or assets may be bound, or (iv) conflict with or violate any Permit or Law applicable to Seller or any of its properties or assets.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) True and complete copies of (i) the audited balance sheets of Seller as at March 31 in each of the years ended March 31, 2010, 2011 and 2012, together with statements of income and shareholders' equity for each of the years then ended, all certified by Seller's independent certified public accountants, whose reports thereon are included therein, (ii) an unaudited balance sheet of Seller as at September 30, 2012 and unaudited statements of income for the six (6) month period then ended and (iii) an unaudited pro forma carve-out balance sheets of the Business as at March 31, 2010, 2011 and 2012 and as at September 30, 2012, substantially in the form set forth on Exhibit C (such balance sheet as at September 30, 2012, the "***Carve-Out Balance Sheet***"), and (iv) unaudited pro forma statements of income of the Business for the fiscal years ended March 31, 2010, 2011 and 2012 and for the six (6) months ended September 30, 2012 (together with the Carve-Out Balance Sheet, the "***Carve-Out Financial Statements***"), are included in Section 5.5(a) of the Disclosure Schedule (the financial statements described in this Section 5.5(a), collectively, the "***Financial Statements***").

(b) The Financial Statements (i) present fairly in all material respects the financial position and results of operations of each of Seller and the Business, as applicable, (ii) are consistent with the Books and Records, and (iii) have been prepared in accordance with JGAAP, applied on a consistent basis throughout the periods covered (except as may be stated in the notes thereto); provided, however, that the Carve-Out Financial Statements are subject to year-end adjustments consistent with past practice (which will not be material individually or in the aggregate) and do not contain all of the footnotes required by JGAAP. The Carve-Out Financial Statements are qualified by the

fact that the Business has not been operated as a separate "stand-alone" entity within Seller. As a result, the Business receives certain allocated charges and credits as discussed more fully in the notes accompanying the Carve-Out Financial Statements. Such charges and credits, while deemed by management to be reasonable, do not necessarily reflect the amounts which would have resulted from arms-length transactions. In addition, in order to present standalone Carve-Out Financial Statements for the Business, a number of significant assumptions regarding the basis of presentation are made, all of which are deemed to be reasonable and are outlined in the Carve-Out Financial Statements. The statements of income included in the Carve-Out Financial Statements do not contain any items of special or non-recurring income, except as expressly specified therein, and the Carve-Out Balance Sheet does not reflect any write-up or reevaluation increasing the book value of any assets (including the Purchased Assets).

(c) Section 5.5(c) of the Disclosure Schedule sets forth a list or description of all Inventory and sets forth the location of all Inventory. All of the Inventory, whether reflected in the Carve-Out Balance Sheet or otherwise, consists of a quality usable and salable in the ordinary course of business, except for items of obsolete materials and materials of below-standard quality, all of which items have been written off or written down on the Carve-Out Balance Sheet to fair market value or for which adequate reserves have been provided therein in a manner consistent with then-existing practice and in accordance with GAAP and the adjustments set forth on Schedule 2.2. All Inventory not written off has been priced at the lower of average cost or market. Work in process, and finished goods Inventory held by Seller and Seller's Affiliates (with respect to the Business) is free of any material deficiency. As of the Closing Date, the Inventory located at Seller's Hachioji campus or at Taisei Technica will constitute all finished goods, work in process and raw material inventory that primarily relates to the Business or the Products, including supplies, samples, spare parts and other materials, in each case subject to the Trademark license set forth in Section 7.14.

(d) Except (i) as disclosed as a liability in the Carve-Out Financial Statements, and (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Carve-Out Balance Sheet Date and, if incurred since the date hereof, not in violation of Section 7.1, Seller (with respect to the Business) has no material liability or obligation of any nature, whether or not accrued, contingent or otherwise, that will be assumed by Purchaser (or for which Purchaser will otherwise be liable) pursuant to this Agreement or the other Transaction Documents. The reserves reflected in the Carve-Out Financial Statements are adequate, appropriate and reasonable under JGAAP and have been calculated in a consistent manner and in accordance with JGAAP. Seller has no Indebtedness with respect to the Business except as set forth on Schedule 1.3(a).

Section 5.6 Books and Records. The Books and Records are true and complete in all material respects and have been maintained in accordance with sound business practices, including the maintenance of a system of internal controls that complies with the requirements of applicable Law. At the Closing, all of the Books and Records (or copies of the Books and Records that do not relate exclusively to the Business) will be in the possession of Purchaser.

Section 5.7 Absence of Certain Changes. Since the Carve-Out Balance Sheet Date (a) Seller has conducted the Business only in the ordinary course and consistent with past practice, (b) no Material Adverse Effect has occurred and (c) Seller has not taken any action of the type described in Section 7.1 that, had such action occurred following the date of this Agreement without Purchaser's prior consent, would be in violation of Section 7.1.

Section 5.8 Title to Properties; Encumbrances; Condition and Sufficiency of Assets.

(a) Section 5.8(a) of the Disclosure Schedule lists each pattern, die and tooling owned by Seller for the benefit of the Business which is not in the possession of the Seller, if any, together, in each case, with (i) the name, address and telephone number of each Person who holds such property, (ii) the name and asset tag number of such property and (iii) a brief description of such property.

(b) Except for property having an aggregate book value not in excess of JPY Five Million (¥5,000,000) sold since the Carve-Out Balance Sheet Date in the ordinary course of business and consistent with past practice, Seller has (and at Closing Purchaser will have) good, valid and marketable title to all the Purchased Assets (tangible and intangible) free and clear of all Encumbrances, except for Permitted Encumbrances (including all the properties and assets reflected in the Carve-Out Balance Sheet and all such properties and assets purchased by Seller for the use and benefit of the Business since the date of the Carve-Out Balance Sheet, in each case, other than Inventory sold since the Carve-Out Balance Sheet Date in the ordinary course of business and consistent with past practice).

(c) All properties and assets reflected in the Carve-Out Balance Sheet are in good operating condition and repair, ordinary wear and tear excepted. The rights, properties and other assets to be licensed, granted or conveyed to Purchaser pursuant to the Transactions include all rights, properties and other assets used in the Business (including with respect to research and development) or necessary to permit Purchaser to conduct the Business after the Closing in all material respects (including with respect to research and development) in the same manner it has been conducted prior to the date hereof.

Section 5.9 Real Property. The Purchased Assets do not include any real property or any leases to real property.

Section 5.10 Plant and Equipment.

(a) The plants, structures and equipment (including communications equipment) owned or used in the conduct of the Business are structurally sound with no known defects and are in good operating condition and repair and are adequate for the uses to which they are being put. None of such plants, structures or equipment are in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material in nature or cost. All material maintenance, testing, accident, injury, incident, procedural failure records and

all customer audit records relating to the physical plant and equipment of the Business have been provided to Purchaser. The roof of each such structure and each liquid holding container is watertight and in good repair and condition. Since March 31, 2009, none of the Purchased Assets have been affected in any material way as a result of earthquake, flood, fire, explosion or other casualty (whether or not covered by insurance). Section 5.10(a) of the Disclosure Schedule sets forth a list as of November 30, 2012 of all equipment included in the Purchased Assets that is subject to accrued payments, and the amount of the accrued payment for each such piece of equipment.

(b) Except as set forth in Section 5.10(b) of the Disclosure Schedule, all equipment that Taisei Technica uses to provide services to Seller is owned by Seller and tagged with asset tags indicating Seller's ownership. All equipment owned by Seller and in the physical possession of Taisei Technica is subject to written equipment leases, copies of which have been provided to Purchaser.

Section 5.11 Environmental Matters. Each of the representations and warranties set forth in Section 12, Paragraphs 10, 13-17 and 22 of the Real Property Purchase Agreement are hereby incorporated by reference into this Section 5.11.

Section 5.12 Contracts and Commitments.

(a) Section 5.12(a) of the Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Contracts which are material to the Business as currently operated, or as currently contemplated to be operated, by Seller (the "***Material Contracts***"). Seller has delivered to Purchaser true and complete copies of all Material Contracts together with all amendments, waivers or other changes thereto. Section 5.12(a) of the Disclosure Schedule sets forth (i) a complete and accurate list as of the date of this Agreement of all Contracts entered into on or after August 22, 2012 that are used by or that are intended to be used by the Business and (ii) a true and correct description of the material terms of all Material Contracts that are not in writing.

(b) As of the date of this Agreement, each Material Contract (i) is a legal, valid and binding obligation of Seller, and, to the Knowledge of Seller, each other party thereto and (ii) is in full force and effect and is enforceable against Seller, and, to the Knowledge of Seller, is enforceable against each other party thereto in accordance with the express terms thereof. As of the date of this Agreement, there does not exist under any Material Contract any material violation, breach or event of default (or with notice or lapse of time or both, would be a violation, breach or event of default) on the part of Seller or any of its Affiliates or, to the Knowledge of Seller, any other party thereto.

(c) Upon consummation of the Transactions, each Material Contract (i) will be a legal, valid and binding obligation of Purchaser, and, to the Knowledge of Seller, each other party thereto and (ii) will be in full force and effect and enforceable against Purchaser, and, to the Knowledge of Seller, enforceable against each other party thereto in accordance with the express terms thereof; in each case, other than with

respect to Material Contracts for which, despite Seller's compliance with Section 1.5, a new Contract has not been entered into pursuant to Section 1.5(a) and an Assignment Consent has not been obtained pursuant to Section 1.5(b). Upon consummation of the Transactions, there will not exist under any Material Contract any material violation, breach or event of default (or with notice or lapse of time or both, would be a violation, breach or event of default) on the part of Purchaser (other than as a result of an action taken by Purchaser that is not contemplated by the Transactions) or, to the Knowledge of Seller, any other party thereto.

(d) Neither Seller nor, to the Knowledge of Seller, any other party to such Material Contract, has received notice that it is in violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in violation or breach of or default) in any material respect.

(e) Seller has not received notice that (i) any counterparty under any Material Contract will not consent to the consummation of the Transactions (where such consent is necessary) or (ii) any counterparty under any Material Contract will not consent to the consummation of the Transactions (where such consent is necessary) without requiring any modification of the rights or obligations of the parties thereunder.

(f) Except as set forth in Section 5.12(f) of the Disclosure Schedule, as of the date set forth in Section 5.12(f) of the Disclosure Schedule (i) no purchase orders for Products have been cancelled since August 22, 2012 and (ii) Seller has not received notice, and does not have any other any reason to believe, that any purchase orders for Products have or will be cancelled.

(g) Seller has no obligations with respect to the Business to (i) continue to supply Products to customers after fulfillment of purchase orders outstanding as of the date hereof or (ii) keep Products available beyond their regular Product life cycles.

(h) Section 5.12(h) of the Disclosure Schedule sets forth, as of the date hereof, a list of all open purchase orders to suppliers of the Business in excess of JPY Two Million Five Hundred Thousand (¥2,500,000), including the name of the supplier, the product or service ordered, and the total amount of the purchase in terms of the currency in which the purchase will be made.

Section 5.13 Customers and Suppliers.

(a) Section 5.13(a) of the Disclosure Schedule sets forth a true and complete list of customers of the Business accounting for at least 90% of sales by the Business for each fiscal year starting from April 1, 2009, including, for each such customer (i) contact names, telephone numbers and email addresses, (ii) a description of Product purchasing history including product, pricing and quantity and (iii) the international entity of Seller or its Affiliates that services such customer.

(b) Section 5.13(b) of the Disclosure Schedule sets forth a true and complete list of suppliers of the Business accounting for at least 90% of the Business'

gross payments to suppliers for each fiscal year starting from April 1, 2009, including, for each such supplier (i) contact names, telephone numbers and email addresses, (ii) a description of purchasing history relating to the Business including goods, services, pricing and quantity and (iii) the entity of Seller or its Affiliates that communicates with such supplier.

(c) For each fiscal year starting from April 1, 2009, there has not been any significant adverse change in the business relationship of Seller with any of the customers listed in Section 5.13(a) of the Disclosure Schedule or any of the suppliers listed in Section 5.13(b) of the Disclosure Schedule. For the purposes of this Section 5.13(c), "significant adverse change" will include any (i) product quality or performance failure, (ii) product end of life termination, (iii) product recall, (iv) product field failure or (v) warranty claim.

(d) For each fiscal year starting from April 1, 2009, no material license Contract has been cancelled or otherwise modified (with respect to the Business) and, to the Knowledge of Seller, (i) no such Person has any intention to do so and (ii) the consummation of the Transactions will not adversely affect any of such relationships.

Section 5.14 Insurance. Seller has policies of insurance covering the Business and the Purchased Assets of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of Seller with respect to the Business. Such policies are valid, in full force and effect, all premiums due thereon have been paid by Seller, and Seller is otherwise in compliance in all material respects with the terms and provisions of such policies; provided, that, Purchaser understands that the insurance policies of Seller shall cease to apply to the Business upon consummation of the Company Split. There are no planned or outstanding claims under such policies in excess of JPY Five Million (¥5,000,000). The insurance policies of Seller are sufficient for compliance with all applicable Laws and Contracts to which either Seller (with respect to the Business) is a party or by which it is bound.

Section 5.15 Litigation. There is no Proceeding pending or, to the Knowledge of Seller, threatened (a) against or involving Seller (with respect to the Business) or in connection with the operations, business, assets or properties of the Business or (b) which questions or challenges the validity of any of the Transaction Documents or any action taken or to be taken by Seller pursuant to any of the Transaction Documents or in connection with the Transactions; and to the Knowledge of Seller there is no valid basis for any such Proceeding. Neither Seller (with respect to the Business) nor any of the Purchased Assets is subject to any Order which may have a materially adverse effect on the Business or on the ability of Purchaser following the Closing to acquire any property or conduct its business in any area.

Section 5.16 Compliance with Laws. Seller (a) has complied in a timely manner and in all material respects with all Laws that affect the Business, properties or assets of the Business, (b) has, and is and has been in compliance in all material respects with the terms of, all Permits necessary for the conduct of the Business as currently conducted and for the operation of the facilities used by the Business, and (c) no notice, charge, claim, action or assertion has been received by Seller (with respect to the Business) or has been filed, commenced or, to the Knowledge of Seller, threatened against Seller alleging any violation of any of the foregoing. Section 5.16 of the Disclosure Schedule sets forth a true and complete list of (i) all Permits used in the Business that are transferable and (ii) all Permits used in the Business that are not transferable.

Section 5.17 Employees; Employee Seller Benefit Plans.

(a) Section 5.17(a) of the Disclosure Schedule sets forth a true and complete list of (i) the titles or position, and current salaries (including bonuses, commissions and other compensations), accrued and unused paid vacation and other paid leave, years of service, interests in any incentive or sales compensation plan, and estimated entitlements to receive supplementary retirement benefits or allowances (whether pursuant to a contractual obligation or otherwise) of each of the Business Employees as of the date of this Agreement and (ii) individuals who are currently performing services for Seller (with respect to the Business) who are classified as "consultants" or "independent contractors." Seller is not in default with respect to any of its obligations referred to in the preceding sentence. To the Knowledge of Seller, no officer, key employee or group of employees of the Business has any plans to terminate employment with Seller as a result of the Transactions or otherwise.

(b) Section 5.17(b)(i) of the Disclosure Schedule contains a true and complete list of all Seller Benefit Plans. Section 5.17 (b)(ii) of the Disclosure Schedule sets forth true and complete copies of all Seller Benefit Plans relating to pension benefits and allowances for retirement benefits of the Business Employees (the "***Seller Pension Plans***"). Seller has no material liability under any benefit or compensation plan that covers any Business Employee other than the Seller Benefit Plans. Seller has delivered to Purchaser a true and complete copy of each Seller Benefit Plan. Upon consummation of the Company Split, Purchaser will have no liability under any Seller Benefit Plan other than (i) the Assumed Liabilities set forth in Section 1.3(b) and (ii) the contribution obligations described in Section 7.8(f).

(c) All Seller Benefit Plans comply in all material respects with all applicable Laws, have received all applicable approvals or certifications of appropriate Government Entities and no events or circumstances have occurred which, to the Knowledge of Seller, are likely to materially prejudice such approval or certification.

(d) Since April 1, 2009, other than in the ordinary course of business, there has been no amendment to, or announcement by Seller in respect of the employees of the Business relating to, or change in employee participation or coverage under, any Seller Benefit Plan.

(e) Other than any Excluded Liabilities for employee invention compensation related to the Transferred Intellectual Property that may arise in connection with and upon the consummation of the Transaction, neither the execution of the Transaction Documents, nor the consummation of the Transactions will (i) entitle any Business Employees, former employees, directors or former directors of Seller (with respect to the Business) to bonuses, severance pay or benefits or any increase in compensation, salary, severance pay or benefits upon any termination of employment

after the date of this Agreement or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Seller Benefit Plans to any such Persons.

(f) With respect to each Seller Benefit Plan, all material benefits to be provided under such plan in respect of the Business Employees that have accrued in accordance with applicable Law have been (i) paid and/or (ii) properly reflected on the Books and Records and the Carve-Out Financial Statements. Except as set forth in Section 5.17(f) of the Disclosure Schedule, no accumulated funding deficiency, whether or not waived, exists with respect to any Seller Benefit Plan and no event has occurred or circumstance exists that may result in an accumulated funding deficiency as of the last day of the current plan year of any such Seller Benefit Plan.

(g) Nothing contained in the Seller Benefit Plans will impede, frustrate, prevent or increase the costs necessary to implement the pension-related actions contemplated under this Agreement.

Section 5.18 Tax Matters.

(a) All material Tax Returns that are required to be filed by Seller (with respect to the Business) on or before the date of this Agreement (including extensions) relating or pertaining to all material Excluded Taxes have been duly filed and all material Excluded Taxes required to be paid in connection with the taxable period to which those Tax Returns relate have been duly and timely paid, other than those not yet delinquent or being contested in good faith.

(b) There are no liens for Taxes upon any of the Purchased Assets, except for liens for Taxes (other than Permitted Encumbrances) not yet due. No Proceeding has been instituted against Seller which would give rise to any such lien, other than Permitted Encumbrances, and no claims have been asserted by any Governmental Entity with respect to any Excluded Taxes.

Section 5.19 Intellectual Property.

(a) Section 5.19(a) of the Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all (i) Patents, Trademarks and Copyrights owned by Seller that are used in the Business as currently conducted or as currently contemplated to be conducted by Seller and (ii) Licenses necessary for or otherwise used in the Business as currently conducted or as currently contemplated to be conducted by Seller, whether Seller is the licensee or licensor thereunder (including as the sublicensee or sublicensor). Seller has delivered to Purchaser true and complete copies of all such Licenses. No Seller Affiliate owns any Patent related exclusively to the Business.

(b) Seller does not own any Internet domain names that are exclusively used in the Business as currently conducted or as currently contemplated to be conducted by Seller.

(c) Upon consummation of the Company Split and execution of the IP License Agreement, Purchaser will be, the sole and exclusive owner of, free and clear of all Encumbrances other than Permitted Encumbrances, or a valid licensee of, all Business Intellectual Property. All Business Intellectual Property shall be owned or available for use by Purchaser immediately after the consummation of the Company Split and execution of the IP License Agreement without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments disclosed to Purchaser that Seller would otherwise be required to pay had this Agreement and the transactions contemplated by this Agreement not occurred. All fees, royalties and other compensation due to any third party under any of the Licenses exclusively used in or necessary to the conduct of the Business have been paid (to the extent that such fees, royalties and compensation were due prior to the date of this Agreement).

(d) Each item of Transferred Intellectual Property (i) is valid (other than Patents which, to the Knowledge of Seller, are valid), subsisting, in full force and effect, and has been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) has not lapsed, expired or been abandoned, and no patent, registration or application therefor is the subject of any opposition, interference, cancellation or Proceeding before any Governmental Entity in any jurisdiction.

(e) As of the date of this Agreement, Seller owns or has the valid right to use all of the material Business Intellectual Property. To the Knowledge of Seller, there are no material conflicts with or infringements of any Transferred Intellectual Property by any third party and Seller has not asserted or threatened any such claim within the past three (3) years. The conduct of the Business relating to the Products as currently conducted and as conducted in the past three (3) years does not, and upon consummation of the Company Split the conduct of the Business relating to the Products will not, conflict with or infringe in any way on any Intellectual Property of any third party.

(f) There is no Proceeding pending or, to the Knowledge of Seller, threatened against Seller (i) alleging any conflict or infringement by the Business of any third party's Intellectual Property, (ii) alleging unfair competition or trade practices under the laws of any jurisdiction, or any violation of any right to privacy or publicity, relating to the use of any Business Intellectual Property, or (iii) challenging the ownership, validity or enforceability of any Transferred Intellectual Property.

(g) The Transferred Intellectual Property was either (i) developed by employees of Seller within the scope of their employment, (ii) developed on behalf of Seller by a third party, or (iii) acquired from a third party pursuant to a written assignment, or other Contract, and in each case all ownership rights therein have been assigned or otherwise transferred to or vested in Seller as of the date of this Agreement, and will be assigned or otherwise transferred to or vested in Purchaser upon consummation of the Company Split, pursuant to the Company Split Agreement and IP Assignment. Except for any Excluded Liabilities for employee invention compensation related to the Transferred Intellectual Property that may arise in connection with and upon the consummation of the Transaction, Seller has no outstanding liability with respect to such assignment or transfer of ownership rights in any Transferred Intellectual Property.

(h) Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, (ii) distributed Open Source Materials in conjunction with, or (iii) used Open Source Materials in connection with, any Software held or used by the Business, in such a way that, with respect to (i), (ii), or (iii), requires any Software owned by Seller or its Affiliates to be (A) offered, disclosed, or distributed (in source code form), (B) licensed for the purpose of making derivative works, or (C) redistributed without any license fee, in each case to any Person.

(i) None of Seller or its Affiliates have entered into any License, Consent, indemnification, forbearance to sue, settlement agreement or cross-licensing arrangement with any Person, and none of Seller or its Affiliates are subject to any order or judgment or similar obligation, granting rights under, (i) the Transferred Intellectual Property or (ii) to the Knowledge of Seller, any Intellectual Property of any third party necessary for the conduct of the Business as currently conducted or as currently contemplated to be conducted by Seller, except in each case as contained in any Licenses listed in or otherwise set forth in Section 5.19(i) of the Disclosure Schedule.

(j) Neither this Agreement nor the transactions contemplated by this Agreement, including any assignment to Purchaser of any Purchased Assets or Contracts to which Seller is a party, will result in: (i) Purchaser, or any of its Affiliates granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property owned by any of them, (ii) Purchaser, or any of its Affiliates being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iii) Purchaser, or any of its Affiliates being obligated to pay any incremental royalties or other incremental amounts, or offer any incremental discounts, to any third party, or (iv) Seller being required under a Contract to procure or attempt to procure from Purchaser or any of its Affiliates a license grant to or covenant not to assert in favor of any Person. As used in this Section, an "incremental" right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted, as applicable, had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(k) Seller has maintained commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the Business and has taken commercially reasonable steps consistent with industry standard practices to safeguard the information technology systems utilized in the operation of the Business. To the Knowledge of Seller, there have been no unauthorized intrusions or material breaches of the security of the information technology systems of Seller. Seller has implemented any and all security patches or upgrades that are generally available for its information technology systems. Seller's information security program complies with all applicable federal, state and international laws in all material respects.

(l) (i) Seller has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of its material Trade Secrets, and any material Trade Secrets of third parties provided thereto, in each case necessary for or otherwise used in the conduct of the Business as currently conducted or as currently contemplated to be conducted by Seller, according to the Laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed, (ii) Seller has taken reasonable steps consistent with industry standard practices to implement and enforce a policy requiring all personnel and third parties having access to such Trade Secrets to execute a written agreement which provides reasonable protection for such Trade Secrets and which does not allow use or disclosure of such Trade Secrets by the recipient upon the expiration of any specified period of time, (iii) except pursuant to such agreements, there has been no disclosure by Seller of any such Trade Secrets and (iv) to the Knowledge of Seller, no party to any such agreement is in breach thereof.

(m) (i) The Business Intellectual Property transferred to Purchaser or licensed by Seller to Purchaser, pursuant to the IP Assignment or the IP License Agreement, as the case may be, constitutes all Intellectual Property owned by Seller, and (ii) rights under the Licenses transferred to Purchaser hereunder constitute all Intellectual Property licensed to Seller by third parties, in each case under (i) and (ii), that are used in the Business as currently conducted and as currently contemplated to be conducted by Seller.

(n) Section 5.19(n) of the Disclosure Schedule sets forth a list of each of the following that are not included in the Purchased Assets: (i) all Software used in the Business, (ii) all Contracts related to the aforementioned Software, and (iii) all other intangible fixed assets used in the Business.

Section 5.20 Labor Matters.

(a) Seller (with respect to the Business) is in compliance, in all material respects, with all requirements of Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work, workers' compensation, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, employee leave issues, unemployment insurance and occupational safety and health, and none of Seller (with respect to the Business) or its employees (including contracted direct labor), agents, representatives or, to the Knowledge of Seller, contracted manufacturers are engaged in any unfair labor practices as defined in the Labor Union Act of Japan or other applicable Laws.

(b) No unfair labor practice charge or complaint against Seller (with respect to the Business) is pending or, to the Knowledge of Seller, threatened before the relevant Labor Relations Commission (*rōdō iinkai*) or any other Governmental Entity. Seller has not received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to Seller (with respect to the Business), and to the Knowledge of Seller no such investigation is threatened or in progress.

(c) There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against or affecting Seller (with respect to the Business) and during the past five years there has not been any such action.

(d) Seller (with respect to the Business) is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of Seller (with respect to the Business), including with respect to contracted direct labor and contracted manufacturers. No Contract which is binding on Seller (with respect to the Business) restricts it from relocating or closing any of its operations.

(e) To the Knowledge of Seller, no occupational or workplace injuries or illnesses have occurred since March 31, 2009.

Section 5.21 Related Party Transactions. There are no loans, leases, customer or supplier arrangements or agreements or any other Contracts that relate to the Business between Seller and any of its Affiliates, officers, directors or stockholders. To the Knowledge of Seller, none of the officers, directors, employees or consultants of Seller, nor their respective spouses or relatives, owns directly or indirectly, individually or collectively, a material interest in any Person that is a competitor, lessor, lessee, customer or supplier of (or has any existing contractual relationship with) Seller (with respect to the Business).

Section 5.22 Propriety of Payments. None of Seller or any director, officer, agent, or employee of Seller, or to the Knowledge of Seller, any other Person associated with or acting for or on behalf of Seller with respect to the Business, has, in violation of any applicable Laws, including any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder or other similar Laws of other applicable jurisdictions, (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured or (C) to obtain special concessions or for special concessions already obtained, for or in respect of Seller (with respect to the Business) or any of its Affiliates, in each case which is or was in material violation of any Law, or (ii) established or maintained any fund or asset that has not been recorded in the Books and Records.

Section 5.23 Product Liability and Warranties. Section 5.23 of the Disclosure Schedule sets forth a true and complete list of all Products. There are not presently pending, or to the Knowledge of Seller, threatened, and, to the Knowledge of Seller, there is no basis for, any Proceedings relating to any alleged hazard or alleged Defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product manufactured, distributed or sold by or on behalf of Seller (with respect to the Business). Seller (with respect to the Business) has not extended to any of its customers any written, non-typical product warranties, indemnifications or guarantees. Schedule 1.3(f) contains a true, correct and complete copy of all typical warranty or warranties for sales of the Products, and except as expressly set forth therein or required by Law, there are no warranties, deviations from typical warranties or commitments or obligations with respect to

the return, repair, replacement or re-performance of Products under which Seller (with respect to the Business) or Purchaser could have any current or future liability. Since March 31, 2009, there have not been, and no events or circumstances have occurred which, to the Knowledge of Seller, are likely to result in, any product recall, epidemic failure, failure of products by manufacturing lot (or due to a similar cause), post-sale warning or similar action conducted with respect to any Product manufactured, shipped, delivered or sold by Seller (with respect to the Business), nor has there been any investigation or consideration of, or decision made by, Seller (with respect to the Business) concerning whether or not to undertake any of the foregoing. All work in process, and finished goods Inventory held by Seller and Seller's Affiliates (with respect to the Business) is free of any material Defect. Section 5.23 of the Disclosure Schedule sets forth a true and complete list of all complaints, returns, warranty claims and defective product claims (for repair and replacement) related to the Products since March 31, 2009.

Section 5.24 Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions.

Section 5.25 Export Controls. Seller has conducted its export transactions related to the Business at all times in material compliance with applicable Law relating to export controls and regulations. Without limiting the foregoing: (a) No export licenses or other approvals are required to export Products; (b) Seller has obtained all export licenses and other approvals required to export technologies with respect to Products, all of which are listed in Section 5.25 of the Disclosure Schedule; (c) Seller is in compliance in all material respects with the terms of such applicable export licenses or other export approvals; (d) there are no claims pending or, to Seller's Knowledge, threatened against Seller with respect to such export licenses or other approvals; and (e) no consents or approvals for the transfer to Purchaser of any such export licenses, if any, are required. To Seller's Knowledge, Seller has never entered into a transaction or directly or indirectly exported, re-exported, diverted, transferred or made available for download products or any materials, items, technology, or Intellectual Property relating to the Business or related technical data or any direct product thereof in a material violation of the applicable Law relating to export controls and regulations.

Section 5.26 Full Disclosure. None of this Agreement, the Transaction Documents, or any document (including the Financial Statements and the Disclosure Schedule), certificate or other writing furnished or to be furnished by Seller to Purchaser or any of its representatives pursuant to the provisions hereof or in connection with the Transactions (i) contains or will contain as of the Closing Date any untrue statement of material fact or (ii) omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein (in light of the circumstances under which they were made) not misleading.

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that all of the statements contained in this Article VI are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date), and will be true and complete as of the Closing Date as though made on the Closing Date:

Section 6.1 Formation; Qualification. Purchaser is a limited liability company duly formed and validly existing standing under the laws of Japan. Purchaser has all requisite power, authority and capacity to execute and deliver this Agreement and each of the other Transaction Documents to which is, or is specified to be, a party and to perform all its obligations hereunder or thereunder.

Section 6.2 Authorization; Validity.

(a) The execution, delivery and performance by Purchaser of the Transaction Documents to which it is, or is specified to be, a party, and the consummation by Purchaser of the Transactions, have been duly authorized by the Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of the Transaction Documents or the consummation of the Transactions. No vote of, or Consent by, the holders of any class or series of capital stock or indebtedness issued by Purchaser is necessary to authorize the execution and delivery by Purchaser of the Transaction Documents to which it is, or is specified to be, a party, or the consummation of the Transactions.

(b) This Agreement has been duly executed and delivered by Purchaser and, assuming due execution and delivery by Seller, constitutes the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to creditors' rights generally and by equitable principles. Upon the execution and delivery by Purchaser of each other Transaction Document to which it is, or is specified to be, a party, and assuming due execution and delivery by each other party thereto, such Transaction Documents will constitute the legal, valid, and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to creditors' rights generally and by equitable principles.

Section 6.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the Organizational Documents of Purchaser, (b) require any filing with, or Consent of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser is a party or by which it or any of its properties or assets may be bound, or (d) violate any Order applicable to Purchaser or any of its properties or assets.

Section 6.4 Sufficiency of Funds. On the Closing Date, Purchaser will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Closing Date Payment and to consummate the transactions contemplated by this Agreement and the Transaction Documents.

Section 6.5 Brokers or Finders. Neither Purchaser nor any of its Affiliates has entered into any Contract entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the Transactions, except Konomi, Inc., whose fees and expenses will be paid by Purchaser or its Affiliates in accordance with Purchaser's or such Affiliates' agreement with such firm.

ARTICLE VII
COVENANTS

Section 7.1 Interim Operations of Seller. Seller shall procure that, from the date of this Agreement until the Closing Date, except (i) as expressly provided in this Agreement or the other Transaction Documents, (ii) as set forth in the Disclosure Schedule on the date of this Agreement or (iii) as may be agreed in writing by Purchaser:

(a) the Business shall be conducted in the same manner as heretofore conducted and only in the ordinary course, and Seller shall (i) pay all of its liabilities and Taxes when due (subject to good faith disputes), (ii) maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks relating to the operation, business, properties and assets of the Business and (iii) use its Reasonable Best Efforts to (A) preserve the business organization of the Business intact, (B) keep available the services of the current officers and employees of the Business and (C) maintain the existing relations with franchisees, customers, suppliers, contract manufacturers, direct labor suppliers, creditors, business partners and others having business dealings with or relating to the Business. Seller shall not institute any new methods of manufacture, purchase, sale, lease, management, accounting or operation relating to the Business or engage in any transaction or activity with respect to the Business other than minor changes in the ordinary course of business and consistent with past practice;

(b) Seller shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) Seller (with respect to the Business) shall not (i) terminate, modify or amend any Material Contract or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice, (ii) transfer to any Person any rights to Transferred Intellectual Property other than non-exclusive license arrangements in the ordinary course of business, consistent with past practice, (iii) abandon, permit to lapse or otherwise dispose of any Business Intellectual Property, (iv) make any material change in any Business Intellectual Property, (v) dispose of or disclose to any Person, other than representatives of Purchaser, any Trade Secret that is Transferred Intellectual Property not theretofore a matter of public knowledge, except as necessary in the ordinary course of business, consistent with past

practice, subject to written confidentiality agreements reasonably sufficient to protect the confidentiality thereof, or (vi) enter into any Contract with respect to or otherwise binding upon any Intellectual Property (other than the Transferred Intellectual Property) of Purchaser or any of its Affiliates;

(d) Seller shall not pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Carve-Out Financial Statements or incurred since the Carve-Out Balance Sheet Date in the ordinary course of business or (ii) any payment, repurchase, discharge or satisfaction that will not affect, modify, limit or encumber in any way the business, financial condition or results of operations of the Business or the rights and obligations of Purchaser in, to and under the Purchased Assets and the Assumed Liabilities;

(e) Seller shall not (i) incur or assume any Indebtedness, (ii) pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness issued or guaranteed by Seller, except as required by the terms thereof, (iii) modify the terms of any Indebtedness or other liability or (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except to the extent such action will not affect, modify, limit or encumber in any way the business, financial condition or results of operations of the Business or the rights and obligations of Purchaser in, to and under the Purchased Assets and the Assumed Liabilities;

(f) Seller (with respect to the Business) shall not (i) organize any new Subsidiary or acquire any capital stock or other equity securities, or equity or ownership interest in the business, of any other Person, (ii) make any loans, advances or capital contributions to, or other investments in, any other Person, or (iii) make aggregate capital expenditures or commitments in excess of JPY Five Million (¥5,000,000) (on a consolidated basis) for additions to property, plant, equipment or intangible capital asset;

(g) Seller (with respect to the Business) shall not (i) lease, license, mortgage, pledge or encumber any assets (real, personal or mixed, tangible or intangible) other than the sale of finished goods inventory in the ordinary course of business and consistent with past practice or (ii) transfer, sell or dispose of any assets (real, personal or mixed, tangible or intangible), in each case except for (A) Permitted Encumbrances and (B) the sale of finished goods inventory in the ordinary course of business and consistent with past practice; Seller shall not physically move any asset from the Transferred Real Property (other than finished goods inventory in the ordinary course of business and consistent with past practice), such that such asset is not located on the Transferred Real Property as of the Closing;

(h) Seller (with respect to the Business) shall not make any change in the compensation payable or to become payable to any of its officers, directors, employees, contract direct labor, agents or consultants, or enter into or amend any employment, severance, consulting, termination or other agreement with, or Seller Benefit Plan for, or make any loan or advance to, any of its officers, directors, employees, Affiliates, agents or consultants;

(i) Seller (with respect to the Business) shall not (i) change any of the accounting methods used by it unless required by GAAP or the adjustments set forth in Schedule 2.2 or (ii) make any material election relating to Taxes, change any material election relating to Taxes already made, adopt any accounting method relating to Taxes, change any accounting method relating to Taxes unless required by GAAP, enter into any material closing agreement relating to Taxes, settle any material claim or assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment; and

(j) Seller shall not enter into any Contract to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

Section 7.2 Access; Confidentiality.

(a) Simultaneously with the execution hereof, Seller shall furnish Purchaser with all of the information and copies of all of the documents set forth in Schedule 7.2. Between the date of this Agreement and the Closing Date, Seller shall (i) afford Purchaser and its authorized representatives access to all tangible and intangible books, records, offices and other facilities of Seller (with respect to the Business), (ii) permit Purchaser to make such inspections of the properties and assets of Seller (with respect to the Business) and to make copies of such tangible and intangible books and records as it may reasonably require and (iii) furnish Purchaser with such financial and operating data and other information relating to Seller (to the extent that such data or information, in Purchaser's reasonable discretion, relates to the Transactions or the Transaction Documents) or the Business as Purchaser may from time to time reasonably request. Purchaser and its authorized representatives shall conduct all such inspections during regular business hours and upon reasonable advanced notice in a commercially reasonable manner that will minimize disruptions to the business and operations of Seller. For a period of twelve (12) months following the Closing Date, Purchaser may from time to time request Seller's assistance in understanding the Books and Records with respect to which the Business Employees are not familiar, and Seller shall provide such assistance to a reasonable extent and on a good faith basis; provided, that Seller shall not be required to disclose for such purpose any information that it reasonably deems to be sensitive with respect to the businesses of Seller or its Affiliates.

(b) The provisions of the Confidentiality Agreement shall remain binding and in full force and effect until the Closing, at which time it shall terminate.

(c) During the period from the date hereof until the Closing, except (i) to the extent required by applicable Law, the rules of any stock exchange on which the securities of any Affiliate of Seller are listed or for Tax purposes or other regulatory purposes, (ii) for the purpose of performing Seller's obligations under Section 1.5(a) and (iii) to the extent necessary in connection with arbitrating, prosecuting or defending (A)

any matter not assumed by Purchaser or related to the Excluded Assets or Excluded Liabilities or (B) any dispute, controversy or claim arising out of or in connection with this Agreement or any other Transaction Document, (1) Seller and its successors or assigns shall treat as confidential and proprietary and not disclose or use, directly or indirectly, in any manner whatsoever, or permit others under its control to disclose or to use, any information regarding Purchaser or its Affiliates (including information relating to the Business, the Purchased Assets, the Assumed Liabilities and the new Contracts to be entered into by Purchaser pursuant to Section 1.5(a), but not including information relating to the Excluded Assets or Excluded Liabilities), unless such information is or becomes a matter of public knowledge or becomes lawfully obtainable from other sources, in each case through no fault of Seller, provided that Seller may, in the ordinary course of business and consistent with past practice, use and permit others under its control to use information relating to the Business, the Purchased Assets, the Assumed Liabilities and the new Contracts to be entered into by Purchaser pursuant to Section 1.5(a), and (2) neither Seller nor any of its successors or assigns shall retain any document, databases or other media embodying any confidential or proprietary information regarding Purchaser or its Affiliates (excluding information relating to the Business, the Purchased Assets, the Assumed Liabilities and the new Contracts to be entered into by Purchaser pursuant to Section 1.5(a)), or use, publicize or disclose to any third Person any such confidential or proprietary information; provided, however, that Seller shall be entitled to retain copies of any of the foregoing (x) pursuant to the exceptions set forth in (i), (ii) and (iii) above, and (y) required to be maintained by Seller pursuant to internal rules or policies or automatic backup systems. In the event of any termination of this Agreement, the provisions of the Confidentiality Agreement shall remain binding and in full force and effect.

(d) From and after the Closing, except (i) to the extent required by applicable Law, the rules of any stock exchange on which the securities of any Affiliate of Seller are listed or for Tax purposes or other regulatory purposes, (ii) to the extent necessary in connection with arbitrating, prosecuting or defending (A) any matter not assumed by Purchaser or related to the Excluded Assets or Excluded Liabilities or (B) any dispute, controversy or claim arising out of or in connection with this Agreement or any other Transaction Document, and (iii) as permitted by the IP License Agreement, (1) Seller and its successors or assigns shall treat as confidential and proprietary and not disclose or use, directly or indirectly, in any manner whatsoever, or permit others under its control to disclose or to use, any information regarding Purchaser or its Affiliates (including information relating to the Business, the Purchased Assets, the Assumed Liabilities and the new Contracts to be entered into by Purchaser pursuant to Section 1.5(a), but not including information relating to the Excluded Assets or Excluded Liabilities), unless such information is or becomes a matter of public knowledge or becomes lawfully obtainable from other sources, in each case through no fault of Seller, and (2) neither Seller nor any of its successors or assigns shall retain any document, databases or other media embodying any confidential or proprietary information regarding Purchaser or its Affiliates (including information relating to the Business, the Purchased Assets, the Assumed Liabilities and the new Contracts to be entered into by Purchaser pursuant to Section 1.5(a)), or use, publicize or disclose to any third Person any such confidential or proprietary information; provided, however, that Seller shall be

entitled to retain copies of any of the foregoing (x) pursuant to the exceptions set forth in (i), (ii) and (iii) above, and (y) required to be maintained by Seller pursuant to internal rules or policies or automatic backup systems. In the event of any termination of this Agreement, the provisions of the Confidentiality Agreement shall remain binding and in full force and effect.

(e) From and after the Closing, except (i) to the extent required by applicable Law, the rules of any stock exchange on which the securities of any Affiliate of Purchaser are listed or for Tax purposes or other regulatory purposes, (ii) to the extent necessary in connection with (A) arbitrating, prosecuting or defending any matter assumed by Purchaser or related to the Purchased Assets or Assumed Liabilities, (B) defending (whether or not in an arbitration) any matter not assumed by Purchaser or related to the Excluded Assets or Excluded Liabilities or (C) arbitrating, prosecuting or defending any dispute, controversy or claim arising out of or in connection with this Agreement or any other Transaction Document, and (iii) as permitted by the IP License Agreement, (1) Purchaser and its successors or assigns shall treat as confidential and proprietary and not disclose or use, directly or indirectly, in any manner whatsoever, or permit others under its control to disclose or to use, any information regarding Seller or its Affiliates (including information relating to the Excluded Assets and the Excluded Liabilities, but not including information relating to the Business, the Purchased Assets and the Assumed Liabilities), unless such information is or becomes a matter of public knowledge or becomes lawfully obtainable from other sources, in each case through no fault of Purchaser, and (2) neither Purchaser nor any of its successors or assigns shall retain any document, databases or other media embodying any confidential or proprietary information regarding Seller or its Affiliates (including information relating to the Excluded Assets and the Excluded Liabilities, but not including information relating to the Business, the Purchased Assets and the Assumed Liabilities), or use, publicize or disclose to any third Person any such confidential or proprietary information; provided, however, that Purchaser shall be entitled to retain copies of any of the foregoing (x) pursuant to the exceptions set forth in (i) and (ii) above, and (y) required to be maintained by Purchaser pursuant to internal rules or policies or automatic backup systems.

(f) Seller and Purchaser acknowledge that there is not an adequate remedy at law for the breach of this Section 7.2 and that, in addition to any other remedies available, injunctive relief may be granted for any such breach.

(g) The provisions of this Section 7.2 shall survive until the third anniversary of the Closing.

Section 7.3 Efforts and Actions to Cause Closing to Occur.

(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective Reasonable Best Efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable Laws) to consummate the Company Split, the Closing and the

other Transactions as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the Company Split, the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite Consents by any third party or Governmental Entity.

(b) Prior to the Closing, each party shall promptly consult with the other party hereto with respect to, provide any necessary information with respect to, and provide the other party (or its counsel) with copies of, all filings made by such party or any of its Affiliates with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the Transactions. Each party hereto shall promptly inform the other party of any written communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions. If either party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of Permits (including environmental Permits) are required as a result of the execution of this Agreement or consummation of any of the Transactions, Seller shall use its Reasonable Best Efforts to effect such transfers, amendments or modifications.

(c) Seller shall use its Reasonable Best Efforts to obtain, prior to the Company Split or the Closing, as applicable (i) the unconditional Consent to the Company Split, the Closing and the other Transactions of each Person holding a mortgage or lien on the Transferred Real Property or material personal property constituting part of the Purchased Assets who has such right to Consent, (ii) the unconditional Consent to the Company Split, the Closing and the other Transactions of each lessor of material personal property constituting part of the Purchased Assets who has such right to Consent and (iii) an unconditional consent representing each Assignment Consent; provided that if, despite Seller's Reasonable Best Efforts to obtain an unconditional Consent in respect of each of the foregoing, certain Persons who are to provide Consent will only provide Consent subject to changes in the terms and conditions of a Contract or the imposition of a condition to the transfer to Purchaser of a Contract, Seller may agree to such changes or conditions upon prior written consent of Purchaser (which shall not be unreasonably withheld). Notwithstanding anything to the contrary in this Agreement, Purchaser shall have no obligation to consent to changes in the terms and conditions of the Contracts set forth on Schedule 8.3(e) or any imposition of a condition to the transfer to Purchaser of such Contracts. At or prior to the Closing, Seller shall deliver to Purchaser executed counterparts of each of the foregoing Consents that are obtained in writing.

Section 7.4 Notification of Certain Matters.

(a) Prior to the Closing, Seller shall give notice to Purchaser promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any

representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date or (B) any condition set forth in ARTICLE VIII to be unsatisfied in any material respect at any time from the date of this Agreement to the Closing Date and (ii) any material failure of Seller, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. With respect to each Contract entered into by Seller or any of its Affiliates from the date hereof until the Closing that is used by or intended to be used by Seller with respect to the Business, Seller shall deliver a copy of such Contract to Purchaser within two (2) Business Days of the date on which such Contract is entered into.

(b) During the period from the date hereof until one (1) Business Day prior to the Closing Date, Seller shall from time to time deliver to Purchaser lists of purchase orders for Products that were cancelled on or after the date hereof. During such period, Seller shall deliver such a list at least once every two (2) weeks, with the final list to be delivered one (1) Business Day prior to the Closing Date.

Section 7.5 No Solicitation of Competing Transaction.

(a) Neither Seller nor any Affiliate of Seller shall (and Seller shall cause the officers, directors, employees, representatives and agents of Seller and each Affiliate of Seller including investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than Purchaser, any of its Affiliates or representatives) concerning any Acquisition Proposal. Seller shall not approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. Upon execution of this Agreement, Seller shall immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and Seller shall request (or if Seller has the contractual right to do so, demand) the return of all documents, analyses, financial statements, projections, descriptions and other data previously furnished to others in connection with Seller's efforts to sell the Business. Seller shall immediately notify Purchaser of the existence of any proposal or inquiry received by Seller, and Seller shall immediately communicate to Purchaser the terms of any proposal or inquiry which Seller may receive (and shall immediately provide to Purchaser copies of any written materials received by Seller in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry.

(b) Neither Seller's Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval by such Board of Directors or any such committee of this Agreement or the Transactions, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) authorize Seller to enter into any agreement with respect to any Acquisition Proposal.

Section 7.6 Transaction Documents. Seller and Purchaser shall, or shall cause their applicable Affiliates to, on or prior to the Closing:

(a) enter into an Intellectual Property License Agreement in the form attached hereto as Exhibit D (the "***IP License Agreement***");

(b) enter into an Intellectual Property Assignment in the form attached hereto as Exhibit E (the "***IP Assignment***")

(c) enter into the Real Property Purchase Agreement;

(d) enter into a real property sublease relating to the continued use by Super-Advanced Electronics Technologies of a portion of the U1 Building of Seller located in Hachioji, Japan, in the form attached hereto as Exhibit F (the "***ASET Sublease Agreement***"); and

(e) enter into the Company Split Agreement.

Section 7.7 Termination of Seller Insurance Coverage.

(a) Except as otherwise provided in this Section 7.7, Purchaser acknowledges that all insurance coverage for the Business under the policies of Seller or its Affiliates shall cease to apply to the Purchased Assets as of the Closing Date and, following the Company Split, no claims may be brought against any policy of Seller or its Affiliates in respect of the Purchased Assets, other than (i) claims already notified to the insurer (pending claims, for which indemnification may continue), (ii) any future claim related to a former claim notified prior to the Closing Date and considered by the insurer as a serial claims and (iii) claims related to "known events" occurring prior to the Closing Date, which shall be covered by such policies to the extent applicable under such policies. Seller shall take all action reasonably requested by Purchaser, including providing information and access to Seller personnel, for the purpose of assisting Purchaser in its efforts to arrange for replacement insurance policies relating to the Business.

(b) For a period of five (5) years after the Closing Date, Seller shall ensure that an Affiliate of Seller maintains in full force and effect product liability insurance on all Products sold prior to the Closing Date, in a form and with terms and limits providing coverage that (i) is consistent with that currently maintained with respect to Products and (ii) will cover losses incurred by Purchaser or its Affiliates with respect to all Products sold prior to the Closing Date consistent with the terms and limits of the coverage that is currently maintained with respect to Products sold by Seller and its Affiliates. Such policy shall provide that it may not be cancelled without the prior written consent of Purchaser. Seller shall provide, at Purchaser's request, reasonably satisfactory evidence that such insurance policy continues to be in effect and that all premiums have been paid. With respect to any insured event occurring under such policy in relation to the Purchased Assets or Assumed Liabilities, Seller will (i) use Reasonable Best Efforts to make recovery under such insurance policy within a reasonable time period, (ii) notify and keep Purchaser reasonably informed of the claim

for recovery and (iii) ensure that any proceeds actually received are passed on to Purchaser; provided that Seller shall not be obligated to pass on proceeds it receives to the extent that the Final Statement of Specified Net Assets accounted for the loss with respect to which such proceeds were received.

(c) With respect to any insured event occurring before the Closing Date in relation to the Transferred Real Property, Purchased Assets or Assumed Liabilities, Seller will use Reasonable Best Efforts to make recovery under the relevant insurance policy prior to the Closing Date. To the extent that a recovery is made after Closing, Seller will (i) notify and keep Purchaser reasonably informed of the claim for recovery and (ii) ensure that any proceeds actually received after the Closing Date are passed on to Purchaser; provided that Seller shall not be obligated to pass on proceeds it receives to the extent that the Final Statement of Specified Net Assets accounted for the loss with respect to which such proceeds were received.

Section 7.8 Business Employees; Employee Benefits.

(a) The following employees of Seller shall be transferred to Purchaser as part of the Transactions at the Closing: (i) all employees of Seller who are engaged exclusively in the Business as set forth on Schedule 7.8(a)(i) hereto (the "***Exclusive Business Employees***"); (ii) between three (3) and six (6) administration employees of Seller, including one (1) person from the logistics function, who are engaged in the Business on a non-exclusive basis, who do not object to such transfer and who are set forth on Schedule 7.8(a)(ii) hereto (the "***Non-Exclusive Administration Employees***"); (iii) the six (6) facilities employees who are engaged in the Business on a non-exclusive basis, who do not object to such transfer and who are set forth on Schedule 7.8 (a)(iii) hereto (the "***Non-Exclusive Facilities Employees***", and together with the Exclusive Business Employees and the Non-Exclusive Administration Employees, the "***Domestic Business Employees***"); and (iv) one (1) employee of an overseas sales Subsidiary of an Affiliate of Seller who is based in the United States and set forth on Schedule 7.8(a)(iv) hereto, provided that such employee agrees to be hired by Purchaser (the "***US Employee***" and, together with the Domestic Business Employees, the "***Business Employees***"). Schedules 7.8(a)(i) – (iv) each indicate which of the Business Employees participate in the Seller Pension Plans and are therefore intended to be Pension Employees. Following the date hereof, if any of the Business Employees retires, terminates his or her employment with, is terminate from his or her employment with, or Seller or such Business Employee announces any intention to do any of the foregoing, such Business Employee shall not be transferred pursuant to the Company Split, shall be removed from the appropriate Schedule and shall not for any purposes under this Agreement or any of the Transaction Documents be considered a "Business Employee."

(b) The Domestic Business Employees shall be transferred to Purchaser in accordance with the terms of the Company Split and the Company Split Procedures. The US Employee shall be offered full-time employment by Purchaser or a Purchaser Affiliate at the time of the Closing.

(c) All Business Employees that are full-time shall be offered full-time employment on terms, including with respect to levels of responsibility, compensation and benefits, that are substantially similar to the terms of employment, levels of responsibility, compensation and benefits that they currently enjoy for a period of at least one year following the Closing. Subject to the foregoing, Purchaser may enter into new employment agreements with the Business Employees.

(d) Seller shall pay or cause to be paid, up to the Closing (i) all accrued compensation of the Business Employees (including accrued salary, bonuses, commissions and variable pay and (ii) all accrued expenses incurred by Business Employees that are to be reimbursed consistent with past practice.

(e) In order to comply with Part 2, Article 2, Paragraph 4, Item (c), Sub item (b) of the Labor Succession Guideline, Seller, on the one hand, and Purchaser, on the other, shall cooperate in good faith and use Reasonable Best Efforts to assist Purchaser, at the cost of Purchaser, to set up a contract-type defined-contribution pension plan (*kakutei-kyoshutsu kigyō nenkin*) (the "***New Pension Plan***") for the Business Employees who participate in the Seller Pension Plans and are transferred to Purchaser as a result of the Company Split (the "***Pension Employees***") (including making the appropriate arrangements with the asset management institution (*shisan-kanri-unyō-kikan*) which handles the pension of Seller and assisting Purchaser to obtain the approval of the Minister of Health, Labor and Welfare pursuant to Article 3 Paragraph 1 or Article 5, Paragraph 1 of the Defined-Contribution Pension Act). The New Pension Plan shall provide comparable benefits to all Pension Employees based on an actuarial assessment as of the date of this Agreement (other than changes made in compliance with the terms of this Agreement), and in which the enrollment terms of the Pension Employees for the New Pension Plan shall be calculated by summing up the employment period in Seller on or before the Closing Date and employment period in Purchaser after the Closing Date. Seller shall provide cooperation to Purchaser by providing all required data to establish the New Pension Plan in a timely manner before and after the Closing.

(f) (i) Purchaser shall use Reasonable Best Efforts to have the New Pension Plan in place as soon as practicable following the Closing, but in any event within one (1) year following the Closing Date. Until such time, each Pension Employee shall remain in the Seller Pension Plans and for this purpose Seller shall take all necessary actions, including amending the Seller Pension Plans (as applicable) so as to include Purchaser as a participating company in the Seller Pension Plans and Purchaser shall use Reasonable Best Efforts to obtain, with the reasonable assistance of Seller, consent from the labor union or employee representative of Purchaser and approval from the Minister of Health, Labor and Welfare to put the New Pension Plan in place.

(ii) From and after the Closing, Purchaser shall make contributions set forth on Schedule 1.3(b) to the Seller Pension Plans for the Pension Employees, or reimburse Seller for any such contributions made by Seller, until the Plan Asset Transfer or Plan Cash Out pursuant to Section 7.8(f)(iii). During such period,

Seller shall provide cooperation to Purchaser by providing all required data and reasonable assistance to enable Purchaser to accurately calculate the amounts to be contributed or reimbursed by Purchaser pursuant to the Seller Pension Plans. Purchaser shall bear the reasonable related costs and expenses of keeping the Pension Employees enrolled in the Seller Pension Plans prior to such Plan Asset Transfer or Plan Cash Out.

(iii) Upon transfer of the Pension Employees to the New Pension Plan, Seller shall upon mutual consultation with Purchaser cause the trustee(s) of the Seller Pension Plans to either (A) transfer the amount of cash equal to all plan assets relating to the Pension Employees to the New Pension Plan to be calculated pursuant to the actuarial analysis procedures described in Section 7.8(f)(v) pursuant to the Defined-Benefit Corporate Pension Act (the "***Plan Asset Transfer***") or (B) subject to the terms of the Seller Pension Plans, require the Pension Employees to cash out their respective determined pension value (to be calculated pursuant to the Seller Pension Plans) at the time of transition and receive, at such employee's election, either a lump sum cash payment or an annuity, in either case economically equivalent to their respective determined pension value, to be calculated pursuant to the actuarial analysis procedures described in Section 7.8(f)(v) (the "***Plan Cash Out***").

(iv) At the time of the Plan Asset Transfer or Plan Cash Out:

(A) Seller shall contribute to the New Pension Plan (or, alternatively, deliver to Purchaser by wire transfer of immediately available funds) an amount in cash equal to any amount by which the aggregate of (x) the actuarially determined value of the pension assets with respect to the Pension Employees as of the Closing (calculated pursuant to the actuarial analysis procedures described in Section 1.1(i)), (y) the amount of contributions to the Seller Pension Plan made by Purchaser after Closing until the transition date and (z) an amount of the defined expected earning as of the transition date (which rate shall be separately agreed between the parties based on the applicable interest rate of the one-year term deposits at the Japan Post Bank as of the Closing Date) with respect to the amount of (x) and (y) (calculated pursuant to the actuarial analysis procedures described in Section 7.8(f)(v)) exceeds (A) in the case of a Plan Asset Transfer, the value of the plan assets transferred to the New Pension Plan pursuant to the Plan Asset Transfer or (B) in the case of a Plan Cash Out, the aggregate amount of the determined pension values of each Pension Employee (as calculated under Section 7.8(f)(iii) based on the assumption that each Pension Employee will elect a lump sum cash payment); or

(B) Purchaser shall deliver to Seller by wire transfer of immediately available funds an amount in cash equal to any amount by which the aggregate of (x) the actuarially determined value of the pension assets with respect to the Pension Employees as of the Closing (calculated pursuant to the actuarial analysis procedures described in Section 7.8(f)(v)), (y) the amount of contributions to the Seller Pension Plan made by Purchaser after Closing until the transition date and (z) an amount of the defined expected earning as of the transition date (which rate shall be separately agreed between the parties based on the applicable interest rate of the one-year term deposits at the Japan Post Bank as of the Closing Date) with respect to the amount of (x)

and (y) (calculated pursuant to the actuarial analysis procedures described in Section 7.8(f)(v)) is less than the sum of (A) in the case of a Plan Asset Transfer, the value of the plan assets transferred to the New Pension Plan pursuant to the Plan Asset Transfer or (B) in the case of a Plan Cash Out, the aggregate amount of the determined pension values of each Pension Employee (as calculated under Section 7.8(f)(iii) based on the assumption that each Pension Employee will elect a lump sum cash payment).

(v) The "actuarial analysis procedures" referred to in Section 7.8(f)(iii) and (iv) shall consist of the following:

(A) Prior to the transfer of the Pension Employees to the New Pension Plan, each of Seller and Purchaser shall (1) engage an actuary to determine the amount to be paid pursuant to Section 7.8(f)(iii) and (2) on a date to be agreed by the parties, provide the other party with the value determined by its respective actuary together with reasonable supporting calculations; and

(B) If the actuaries engaged by Seller and Purchaser disagree on such amount, the actuaries will discuss until the earlier of their agreement or the fifteenth (15th) day after the exchange of actuarial determined values pursuant to Section 7.8 (f)(iv)(A). If the actuaries continue to disagree after such fifteen (15) days, the parties will discuss in good faith to resolve the remaining difference between the amounts determined by their respective actuaries. If Purchaser and Seller do not agree within seven (7) days after the end of such fifteen (15) days, then upon the written request of either party, the dispute will be resolved in accordance with Section 12.8.

(g) In the event the Pension Employees have not transferred to the New Pension Plan within one (1) year after the Closing Date, Purchaser shall be required to begin paying a quarterly fee equal to JPY Five Million (¥5,000,000) (which shall accrue at an amount equal to JPY Fifty-Five Thousand, Five Hundred Fifty-Five (¥55,555) per calendar day) in addition to the contributions required by Section 7.8(f), which fee shall continue until the Pension Employees have all been transferred out of the Seller Pension Plans.

(h) Except as otherwise provided in this Section 7.8 and Section 12.1, any direct (e.g., third-party administrative) costs for conversion of the Pension Employees' pension rights from the Seller Pension Plans to the New Pension Plan shall be borne by the party that incurs such costs.

(i) In the event of any conflict or inconsistency between the memorandum set forth on Schedule 7.8(i) on the one hand, and Sections 1.1(i), 1.2(e), 1.3(b) and 7.8(f)-(h) of this Agreement on the other hand, the terms and intent of the memorandum set forth on Schedule 7.8(i) shall control.

Section 7.9 Seller's Non-Compete; Mutual Non-Solicitation. Without the express prior written consent of Purchaser, none of Seller or its Affiliates shall, at any time during the three (3)-year period immediately following the Closing Date, directly or indirectly, own, manage, control or participate in the ownership, management or control of, and Seller shall not

be or become an Affiliate of, any Person that develops, manufactures or sells for optical applications, EAM (Electro-absorption Modulator), EML (Electro-absorption Modulated Laser), GaAs ICs, APD (Avalanche Photo Diode) on InP substrate, Photo Diode on InP substrate, DFB-LD (Distributed Feedback Laser Diode), FP-LD (Fabry-Perot Laser Diode) on InP substrate; provided, however, that the foregoing shall not prohibit Seller or its Affiliates from developing, manufacturing or selling driver ICs, controller ICs or other peripheral integrated circuit devices, produced in silicon, in connection with or relating to any optical devices; provided, further, that the foregoing shall not prohibit Seller or its Affiliates from, individually or collectively, owning as a passive investment of 10% or less of the equity of any publicly traded Person. Seller agrees that Seller and its Affiliates shall not (a) for a period of two (2) years after the Closing Date, employ any person now employed by Seller (with respect to the Business) and (b) for a period of three (3) years after the Closing Date, solicit for employment any person now employed by Seller (with respect to the Business); provided, however, that the parties agree that nothing in this Section 7.9 shall be construed to prohibit Seller from (i) placing a general solicitation for employment or (ii) employing or soliciting for employment any person now employed by Seller whose employment is terminated by Purchaser. Purchaser agrees that Purchaser and its Affiliates shall not, prior to the Closing, and in the event of any termination of this Agreement, for a period of two (2) years after the date of such termination, employ any person now employed by Seller or its Affiliates (with respect to the Business).

Section 7.10 Publicity. The initial press release with respect to the execution of this Agreement shall be a press release acceptable to Purchaser and Seller. Thereafter, until the Closing, or the date the Transactions are terminated or abandoned pursuant to Article IX, none of Seller, Purchaser or any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the other Transactions without prior consultation with the other party, except as may be required by Law or by any listing agreement with a stock exchange or trading market.

Section 7.11 Post-Closing Cooperation. In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall take, or cause its proper officers or directors to take, all such necessary, proper or advisable actions. If at any time after the Closing Date, Purchaser will consider or be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm ownership (of record or otherwise) in Purchaser, its right, title or interest in, to or under any or all of the Purchased Assets, Seller shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Purchaser.

Section 7.12 Accounts Receivable.

(a) Seller shall be entitled to collect any and all accounts receivable of the Business arising from Sales prior to the Closing ("***Excluded Accounts Receivable***") when due in the ordinary course of business consistent with Seller's past practices. With respect to any third party with whom the Business will have a

relationship after the Closing, Seller shall (i) consult and coordinate with Purchaser to discuss and consider any necessary or appropriate actions with a view to collecting the Excluded Accounts Receivables in a reasonable manner and (ii) before taking any action after the six (6) month anniversary of the Closing Date for the purpose of collecting Excluded Accounts Receivable from such third party or parties, provide Purchaser with written notice of the identity of such party or parties.

(b) Purchaser shall allow Seller access to such of the Business's records transferred to Purchaser as shall be reasonably necessary to allow Seller to collect Excluded Accounts Receivable. Seller shall promptly deliver (and endorse, if necessary) to Purchaser any checks or other payments which it receives on account of goods sold or shipped by Purchaser following the Closing. Purchaser shall promptly deliver (and endorse, if necessary) to Seller any checks or other payments which it receives on account of goods sold or shipped by Seller prior to the Closing if the account receivable to which such payment relates is an Excluded Accounts Receivable.

Section 7.13 Transferred Intellectual Property.

(a) Purchaser shall be responsible for, and shall bear the costs of, recording, registering, filing or otherwise perfecting with the applicable Governmental Entities the assignment and transfer of the Transferred Intellectual Property from Seller to Purchaser pursuant to the Company Split Agreement and IP Assignment, and for maintaining the Transferred Intellectual Property on and after the Closing. Seller shall take all reasonable additional actions and execute such agreements, instruments and documents as may be required, and shall otherwise cooperate with Purchaser, at Purchaser's request and expense, in order to fully effect such assignment and transfer. All reasonable costs associated with such actions and cooperation shall be borne by Purchaser.

(b) For a period of five years following the Closing, Purchaser shall not assign or transfer any material right, title or interest in any Transferred Patents to any Person (other than Purchaser's Affiliates) who is not in the business of developing, manufacturing, selling, marketing, distributing or otherwise providing any Products or other semiconductor devices (either on a stand-alone basis or as incorporated into other products) without providing prior written notice to Seller.

(c) Except as permitted by the IP License Agreement, following the date hereof, Seller shall not, and shall cause its Affiliates not to, (i) transfer or grant to any Person any rights to Transferred Intellectual Property other than as necessary to continue complying, in the ordinary course of business consistent with past practice, with Contracts of Seller or its Affiliates that have been disclosed to Purchaser prior to the date hereof, (ii) amend, modify, extend, renew, or provide any consent, waiver or notice with respect to, any such Contracts in a manner that would expand or extend any Person's rights in or to the Transferred Intellectual Property or (iii) enter into a Contract to do any of the foregoing.

Section 7.14 Trademark License.

(a) From and after the Closing, except as otherwise permitted under Contract or this Section 7.14, neither Purchaser nor their Affiliates may use or permit their distributors to use any of the Trademarks of Seller or any of its Affiliates or any other corporate, trade or servicemarks or names owned by or licensed to Seller or its Affiliates, including the trademarks or trade names "OKI" or "LAPIS" and any variants of any of the foregoing.

(b) Seller hereby grants to Purchaser a worldwide, non-exclusive, paid up, royalty-free, sublicenseable license and right to use the LAPIS Trademark solely for the purpose of (i) selling off any inventory transferred to Purchaser pursuant to the Company Split and (ii) using the packing and shipping materials and other consumables as provided in Schedule 7.14(b)(1) hereto, in the case of both (i) and (ii), for a period of thirty-six (36) months or until such inventory is sold or otherwise disposed, whichever is shorter, subject to compliance with Seller's quality and trademark use guidelines as of the Closing Date, which are attached hereto as Schedule 7.14(b)(2). For the avoidance of doubt, (X) such license shall not apply to Products manufactured or materials created or acquired after the Closing and (Y) none of Purchaser or its Affiliates shall be permitted to use the "OKI" Trademark on and after the Closing, and all inventory containing the "OKI" Trademark must be re-labeled prior to sale.

Section 7.15 Accounting Matters. Seller and Purchaser shall cooperate and use their respective Reasonable Best Efforts so that Purchaser can comply with its U.S. securities law disclosure requirements, which include the disclosure of audited and unaudited historical and pro forma financial statements of the Business on a U.S. GAAP basis. Based upon reasonable assistance from Seller and its public auditors, Purchaser shall request a waiver from the United States Securities and Exchange Commission (the "***SEC***") with the objective of reducing its disclosure requirements relating to the Business. Purchaser shall engage Deloitte and Purchaser and Seller shall use their respective Reasonable Best Efforts to cause Deloitte to facilitate completing the required audit and required unaudited periods of the Business on a U.S. GAAP basis with a scope and on a timeline that would allow Purchaser to meet its SEC disclosure requirements; provided, that, Purchaser shall bear all documented fees and expenses of such engagement. Schedule 7.15 sets forth, as an illustrative but non-exhaustive list, respective actions of the parties that are likely to be necessary for the purposes of this Section 7.15, it being understood by the parties that the actions and responsibilities that will actually be required pursuant to this Section 7.15 are not knowable as of the date hereof.

Section 7.16 IT System Transition.

(a) The parties agree that Parent's ROBIN system will not be accessible by Purchaser following the Closing. Therefore, Purchaser shall implement an IT infrastructure to replace ROBIN, MC frame costing, and other IT systems used in the ordinary course of the Business as soon as practicable following the date hereof (the "***IT System Transition***"). Seller shall deliver to Purchaser promptly, and in any event no later than five (5) Business Days after the date hereof, the nineteen (19) data spreadsheets listed in Schedule 7.16(a) (the unpopulated versions of which were previously provided to Seller by Purchaser), each fully populated with data of Seller.

(b) With respect to Syteline system, Seller shall (i) provide Purchaser with the contact information of Seller's contact at Syteline no later than five (5) Business Days after the date hereof, (ii) relocate the Syteline server from Seller's Tokyo data center to the Seller's data center server location in the U1 Building no later than the Closing Date and (iii) relocate the Syteline server from Seller's data center as currently located to the U1 Building no later than the Closing Date.

(c) Seller shall cooperate fully in the transition to help Purchaser achieve the ability to conduct operations and support customers in the same manner immediately after the Closing as the Business does currently. Seller does not commit to "guarantee" the outcome of the IT System Transition. Notwithstanding the foregoing (except as provided in Section 7.16(b)(ii) and (iii)), Seller shall not make any changes to IT system, network, servers and support systems relating to the Business prior to the Closing without the prior written consent of Purchaser.

(d) From the date hereof until the Closing Date, upon prior written request by Purchaser, Seller will provide free of charge (i) reasonable advisory services to Purchaser by knowledgeable personnel regarding data schema, transaction flow, documentation, and data outputs, and (ii) any reasonably necessary assistance in connection with the implementation of the IT System Transition.

(e) Following the Closing Date, upon prior written request by Purchaser, Seller will provide (i) reasonable advisory services to Purchaser by knowledgeable personnel regarding data schema, transaction flow, documentation, and data outputs, and (ii) any reasonably necessary assistance in connection with the implementation of the IT System Transition. The compensation rates for any advisory services pursuant to this Section 7.16(e) shall be determined prior to the Closing pursuant to good faith discussions between the parties. Payments for any advisory services pursuant to this Section 7.16(e) shall be made monthly until the completion of the IT System Transition.

Section 7.17 Inventory.

(a) Shipment to Business Locations. Seller shall, at its sole cost and expense, cause each of its Affiliates to ship any Inventory that is held by such Persons to the warehouse of the Business located in Hachioji prior to the Closing Date. In the event that any Inventory is not delivered to such warehouse by the Closing Date (which, for the avoidance of doubt, shall constitute a breach of this Section 7.17) (i) such Inventory shall not be included as Specified Net Assets in the Final Statement of Specified Net Assets and (ii) Seller shall not sell or otherwise dispose of such Inventory to any third party.

(b) Moratorium on Certain Shipments. For the period beginning seven (7) days prior to the expected Closing Date and ending on the Closing Date, Seller shall not, and shall cause its Affiliates not to, commence any shipments of inventory from Japan to Affiliates of Seller for delivery outside of Japan.

Section 7.18 Environmental Matters.

(a) Environmental Assessment. Between the date of this Agreement and the Closing Date, Purchaser shall, at its sole cost and expense, engage an environmental consulting firm for the purposes of conducting and completing a phase II environmental assessment of the Transferred Real Property. For the purposes of such phase II environmental assessment, Seller shall provide reasonable access to the Transferred Real Property to Purchaser and to any environmental consulting firm hired to conduct such assessment. Promptly upon receipt of each report and other work product from the environmental consulting firm hired to conduct such phase II environmental assessment, Purchaser shall provide Seller with a copy thereof.

(b) Noise.

(i) Within sixty (60) days following the date hereof, Seller shall, at its sole cost and expense, engage a third-party consulting firm for the purposes of conducting and completing an assessment of the noise generated by the operations of the Business, with the objective of identifying (A) specific noise sources (such as certain equipment), (B) the level of noise generated by each such source, and (C) the likelihood that, after demolition of New V Building, noise generated by the operations of the Business will exceed levels permitted by Law or result in an Order or other request by a Governmental Entity and (D) possible remedial or other measures necessary or appropriate with respect to noise generated by the operations of the Business.

(ii) Promptly upon receipt of each report and other work product from the consultant engaged pursuant to Section 7.18(b)(i), Seller shall provide Purchaser with a copy thereof. Seller shall use Reasonable Best Efforts to ensure that the assessment conducted pursuant to Section 7.18(b)(i) is completed, and all reports or other work product is received from the consultant, no later ten (10) days prior to the Closing Date.

(iii) Purchaser shall be responsible, at its sole cost and expense, for conducting remedial or other measures necessary or appropriate with respect noise pollution resulting from the loss of New V Building or Building VI as a sound barrier; provided that Seller will, promptly upon request by Purchaser, reimburse Purchaser for an amount up to JPY Two Million Three Hundred Thousand (¥2,300,000).

(c) Testing and Remediation of Contamination by Seller.

(i) As soon as practicable after the demolition of the New V Building and the relocation of the water treatment facilities by Seller pursuant to Section 12.1(b), Seller shall, at its sole cost an expense, engage a certified environmental investigation firm (*shitei chosa-kikan*, as defined under Japan's Land Contamination Prevention Act) mutually acceptable to the parties to conduct an environmental investigation on the surface and subsurface conditions existing on the land on which the

New V Building was situated for the purposes of identifying the remedial actions that will be required to satisfy Seller's obligations under Sections 7.18(c)(ii) and (iii). In conducting such investigation, Seller may refer to the results of the phase II environmental assessment conducted pursuant to Section 7.18(a); provided that in no event shall any results of such phase II environmental assessment limit Seller's obligations under this Section 7.18(c). For the purposes of such environmental investigations, Purchaser shall provide reasonable access to the Transferred Real Property to Seller and to the certified environmental investigation firm engaged pursuant to this Section 7.18(c)(i). Promptly upon receipt of each report and other work product from the certified environmental investigation firm engaged pursuant to this Section 7.18(c)(i), Seller shall provide Purchaser with a copy thereof.

(ii) As soon as practicable after the demolition of the New V Building and the relocation of the water treatment facilities by Seller pursuant to Section 12.1(b), Seller shall, at its sole cost an expense, conduct or cause to be conducted remedial measures to the extent appropriate to ensure that the Transferred Real Property fulfills the Prudent Operator Standard by working with (x) the certified environmental investigation firm engaged pursuant to Section 7.18(c)(i) and (y) the environmental investigation firm that conducted an investigation of the entire Transferred Real Property (other than the land on which the New V Building was situated). The "***Prudent Operator Standard***" means taking all such remedial measures (A) as are required to be in compliance with all then effective applicable Environmental Law and (B) that have been required by a Governmental Entity.

(iii) Promptly after completion of Seller's obligations under Section 7.18(d)(ii), Seller shall deliver to Purchaser a certificate from a certified environmental investigation firm mutually acceptable to the parties confirming that Seller has completed its obligations under Section 7.18(c)(ii).

(d) Monitoring by Purchaser. Purchaser shall bear the costs and expenses of any monitoring of environmental conditions after Seller has completed its obligations under Sections 7.18(c)(ii) and (iii).

Section 7.19 Real Property Matters.

(a) New V Building.

(i) From the date hereof until the E-Beam equipment of the Business (the "***E-Beam Equipment***") is moved to the U1 Building in accordance with Section 7.19(a)(iii), Seller shall ensure, at no cost to Purchaser (except for utility costs from and after the Closing, which shall be borne by Purchaser), that the portion of the New V Building currently being used to house the E-Beam Equipment is provided with uninterrupted water treatment services, high voltage electricity and communication services (including telecommunications), in each case, in a quantity and quality consistent with past practice.

(ii) From and after the Closing and until the E-Beam Equipment is moved to the U1 Building in accordance with Section 7.19(a)(iii), Seller shall provide Purchaser with full access to and use of the E-Beam Equipment on a rent free basis, including access to that portion of the New V Building that is currently being used to house the E-Beam Equipment, and the land on which it is situated.

(iii) Within ninety (90) days after the Association of Super-Advanced Electronics Technologies vacates the U1 Building, Purchaser shall, at its sole cost and expense, with reasonable assistance from Seller, move the E-Beam Equipment from the New V Building to the U1 Building.

(iv) Seller shall perform its obligations under Section 10, Paragraph 2, Item (8)-(a) of the Real Property Purchase Agreement, and shall bear all reasonable costs, fees and expenses incurred by Seller and its Affiliates (including the Business) in connection therewith.

(b) U1 Building.

(i) From the date hereof until the Closing Date, Seller shall (i) ensure, at no cost to Purchaser, that the U1 Building is provided with uninterrupted water treatment services, high voltage electricity and communication services (including telecommunications), in each case, in a quantity and quality consistent with past practice and as appropriate for operation and insulation of the E-Beam Equipment, and (ii) provide Purchaser with access on a rent free basis to the U1 Building and the land on which it is situated for the purposes of the IT System Transition.

(ii) In the event that the Purchaser's purchase of the Transferred Real Property is not consummated on the Closing Date, Seller shall provide Purchaser with unlimited access on a reasonable rent basis to the Transferred Real Property (including the U1 Building) until the consummation of Purchaser's purchase of the Transferred Real Property.

(c) Building VI. Beginning upon the Closing and until sixty (60) days after the date on which ASET vacates Building VI, Seller shall (i) ensure that Building VI is provided with uninterrupted water treatment services, communication services (including telecommunications) and electricity, in each case, in a quantity and quality consistent with past practice and (ii) provide Purchaser with full access on a rent free basis to Building VI and the land on which it is situated.

(d) Adjacent Land. From the Closing Date until December 31, 2013, each party shall provide the other party with reasonable access on a rent free basis to the land between the New V Building, the U1 Building and Building VI for the purpose of ordinary course employee work and movement among such buildings.

Section 7.20 Communications with Third Parties.

(a) Employees; Taisei Technica; Tama Electric. Between the date of this Agreement and the Closing Date, Seller shall afford Purchaser reasonable

opportunities to communicate with Taisei Technica, Tama Electric, the Business Employees, the indirect employees of the Business and the direct labor workers of the Business who may be employed by Tama Electric, including arranging (i) a meeting attended by Seller, Purchaser and the Business Employees on the Business Day immediately following the Closing Date, (ii) a meeting attended by Seller, Purchaser and key contacts at Taisei Technica no later than seven (7) days after the Closing Date and (iii) a meeting attended by Seller, Purchaser and key contacts at Tama Electric no later than seven (7) days after the Closing Date.

(b) Other Third Parties. Seller has provided to Purchaser a list set forth in Schedule 7.20(b) of all Persons to whom Seller proposes to deliver a notice in connection with the Transactions in the form of any of Exhibit G, Exhibit H or Exhibit I, and, simultaneously with the execution of this Agreement, copies of the Contracts with respect to which such Persons are to receive a notice. No later than fifteen (15) Business Days after the date hereof, Purchaser shall deliver to Seller lists specifying (i) the Persons to receive a notice in the form attached hereto as Exhibit G, (ii) the Persons to receive a notice in the form attached hereto as Exhibit H and (iii) the Persons to receive a notice in the form attached hereto as Exhibit I. No later than three (3) Business Days after such lists are delivered to Seller, Seller shall deliver notices to all such Persons in the forms of Exhibit G, Exhibit H or Exhibit I, as applicable in accordance with the lists delivered to Seller by Purchaser under this Section 7.20(b).

Section 7.21 Security for Escrow Amount. For a period of one year following the Closing, in the event that any portion of the Escrow Amount (as such amount may be reduced in respect of any claims for indemnification after the Closing), becomes subject to a Lien following the Closing, Seller shall provide Purchaser with substitute security for the indemnification obligations of Seller set forth in this Agreement in an amount equal to the portion of the then remaining Escrow Amount that is subject to such Lien; provided that (a) such additional security shall not have the effect of increasing the Escrow Amount or the limitation set forth in Section 10.1 (d)(iii), (b) in the event of any recovery by Purchaser against such additional security, a corresponding amount shall be released to Seller from the Escrow Amount and the Escrow Amount available as security for Seller's indemnification obligations shall be reduced by such amount, and (c) in the event of any full or partial release of such Lien against the Escrow Amount, a corresponding amount of additional security shall be released to Seller and shall no longer be available as security for Seller's indemnification obligations.

Section 7.22 Fixed Asset Tax. The party that receives the request for payment of the Fixed Asset Tax Amount, city planning tax (*toshi keikakkuzei*) or other Tax that is imposed regarding the Transferred Real Property with respect to a period that straddles the Closing Date (a "***Straddle Period***") shall, in each case, deliver a copy thereof to the other party promptly and in no event later than 30 days prior to the due date for payment of such Tax amount. If such Tax amount is due on or prior to the Closing Date, Seller shall pay the entire Tax amount to the applicable Governmental Entity, and Purchaser shall reimburse Seller for Purchaser's pro rata share of the Tax amount based on the number of days in such Straddle Period occurring after the Closing Date compared to the total number of days in such Straddle Period. If such Tax amount is due after the Closing Date, Purchaser shall pay the entire Tax amount to the applicable Governmental Entity, and Seller shall reimburse Purchaser for Seller's pro rata share of such Tax

amount based on the number of days in such Straddle Period on or prior to the Closing Date compared to the total number of days in such Straddle Period. Reimbursement of a party's pro rata share of such Tax amount shall be paid no later than five (5) Business Days following the due date for payment of such Tax amount.

Section 7.23 Unintentionally Omitted Purchased Assets.

(a) Discovered by Seller. In the event that after the Closing, Seller discovers that Seller failed to transfer to Purchaser any Purchased Assets or failed to provide Purchaser with any rights that Seller is obligated to provide to Purchaser under Section 1.5, Seller shall (i) promptly notify Purchaser of such failure and provide Purchaser with a description of the rights or assets that were not transferred, and any related information reasonably requested by Purchaser and (ii) to the extent reasonably requested by Purchaser in writing, transfer such rights or assets to Purchaser promptly without charge.

(b) Discovered by Purchaser. In the event that after the Closing, Purchaser discovers that Seller failed to transfer to Purchaser any Purchased Assets or failed to provide Purchaser with any rights that Seller is obligated to provide to Purchaser under Section 1.5, Seller shall (i) provide Purchaser with any related information reasonably requested by Purchaser and (ii) to the extent reasonably requested by Purchaser in writing, transfer such rights or assets to Purchaser promptly without charge.

ARTICLE VIII
CONDITIONS

Section 8.1 Conditions to Each Party's Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following condition:

(a) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing, and there shall be no Order of a court of competent jurisdiction in effect precluding consummation of the Closing.

Section 8.2 Conditions to Obligations of Seller to Effect the Closing. The obligations of Seller to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Proceedings. Since the date of this Agreement, there must not have been commenced or threatened against Seller, or against any Affiliate of Seller, any Proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Transactions or Seller's exercise of its rights to transfer ownership of the Purchased Assets and Assumed Liabilities;

(b) Representations and Warranties. All of the representations and warranties of Purchaser set forth in this Agreement and any other Transaction Document that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date;

(c) Covenants. Purchaser shall have performed and complied with in all material respects each of its covenants, obligations and agreements required by this Agreement and any other Transaction Document to be performed or complied with by it on or prior to the Closing Date;

(d) Officer's Certificate. Purchaser shall have delivered to Seller at the Closing a certificate signed by an authorized officer of Purchaser, dated the Closing Date, in form and substance attached hereto as Exhibit J;

(e) Closing Deliveries. Purchaser shall have delivered, or caused to be delivered, to Seller all of the items set forth in Section 4.4;

(f) Real Estate Purchase. All of the conditions to the parties' obligations to close in the Real Property Purchase Agreement shall have been satisfied or waived; and

(g) Termination. The Transactions shall not have been terminated or abandoned in accordance with the terms of this Agreement.

The foregoing conditions are for the sole benefit of Seller, may be waived by Seller, in whole or in part, at any time and from time to time in the sole discretion of Seller. The failure by Seller at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Section 8.3 Conditions to Obligations of Purchaser to Effect the Closing. The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Proceedings. Since the date of this Agreement, there must not have been commenced or threatened against Purchaser, or against any Affiliate of Purchaser, any Proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Transactions or Purchaser's exercise of its rights of ownership of the Purchased Assets and Assumed Liabilities (including the right to vote such shares);

(b) Representations and Warranties. All of the representations and warranties of Seller set forth in this Agreement and any other Transaction Document that are qualified as to materiality shall be true and complete in all respects and each such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date;

(c) Covenants. Seller shall have performed and complied with in all material respects and each of its covenants, obligations and agreements required by this Agreement and any other Transaction Document to be performed or complied with by it on or prior to the Closing Date;

(d) Officer's Certificate. Seller shall have delivered to Purchaser at the Closing a certificate signed by an authorized officer of Seller, dated the Closing Date, in form and substance attached hereto as Exhibit K;

(e) Consents Obtained.

(i) With respect to each of the Desired Split Contracts, (A) the applicable counterparty shall have entered into an agreement with Purchaser in accordance with Section 1.5(a)(ii) or (B) the parties shall have fully satisfied their obligations under Section 1.5(a) and fully completed the process set forth therein;

(ii) With respect to each of the Contracts listed in the Amended Schedule 8.3(e), (A) Seller shall have obtained Consent from the applicable counterparty and a copy of such Consent shall be provided to Purchaser or (B) the parties shall have fully satisfied their obligations under Section 1.5(b) and fully completed the process set forth therein;

(iii) With respect to each of the Contracts between Seller and either of Taisei Technica and Tama Electric (including the Contracts listed on Schedule 1.5(b)), Seller shall have obtained Consent from the applicable counterparty and a copy of such Consent shall be provided to Purchaser.

(f) Closing Deliveries. Seller shall have delivered, or caused to be delivered, to Purchaser all of the items set forth in Section 4.3;

(g) Material Adverse Effect. Since September 30, 2012, there shall not have occurred, alone or together with any one or more events or circumstances, any Material Adverse Effect or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any Material Adverse Effect;

(h) Required Permits. Purchaser shall have obtained all of the transferable Permits that primarily relate to the Business, including the Permits listed or described in Schedule 1.1(j); provided that for the avoidance of doubt, with respect to any such Permits that have not been obtained due to a failure by Purchaser to make a good faith effort to obtain such Permits, this Section 8.3(h) shall not limit Purchaser's obligations to consummate the Closing;

(i) Real Estate Purchase. All of the conditions to the parties' obligations to close in the Real Property Purchase Agreement shall have been satisfied or waived;

(j) Due Diligence.

(i) Neither any investigation of Seller or the Business by Purchaser, nor any supplement to the Disclosure Schedule nor any other document delivered to Purchaser as contemplated by this Agreement, shall have revealed any facts or circumstances which, in the good faith judgment of Purchaser, reflect in a material adverse way on the Purchased Assets, the Assumed Liabilities (absolute, accrued, contingent or otherwise), the operations or prospects of the Business, or the financial condition or reserves of Seller with respect to the Business; and

(ii) Seller shall have disclosed to Purchaser all of the information and documents described in Schedule 7.2, and Purchaser shall have had a reasonable opportunity to review such information and documents;

(k) Audited Financial Statements. The Business' audited financial statements as required by the SEC, including the balance sheets and statements of income, changes in stockholders' equity, and cash flows as of and for such fiscal years and unaudited interim periods on a U.S. GAAP basis, as reasonably requested by Purchaser for the purpose of Parent's compliance with SEC requirements, shall have been completed to the extent such that Purchaser views that timely filing with the SEC shall occur for the purpose of Parent's compliance with SEC requirements, and Deloitte & Touche LLP shall have consented to Purchaser's and Purchaser's Affiliates' use of its audit letters with respect to such audited and unaudited financial statements on a U.S. GAAP basis for purposes of Parent's financial statements, pro forma financial statements and any related public securities filings; provided that if this condition would have been satisfied if not for a failure of BizNext to complete its duties within a reasonable period of time, this Section 8.3(k) shall not limit Purchaser's obligations to consummate the Closing; and

(l) Termination. The Transactions shall not have been terminated or abandoned in accordance with the terms of this Agreement.

The foregoing conditions are for the sole benefit of Purchaser, may be waived by Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ARTICLE IX
TERMINATION

Section 9.1 Termination. The Transactions may be terminated or abandoned at any time prior to the Closing Date:

(a) by the mutual written consent of Purchaser and Seller;

(b) by Purchaser or Seller if the Closing shall not have occurred on or before September 30, 2013 (or such later date as may be mutually agreed by the parties

in writing); provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any covenant, obligation or agreement under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Purchaser or Seller if any Governmental Entity shall have issued an Order or taken any other action (which Order or other action the parties hereto shall use their Reasonable Best Efforts to lift) enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable; or

(d) by either Purchaser or Seller, if there shall have been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in this Agreement or any other Transaction Document, which breach would result in the failure to satisfy one or more of the conditions set forth in Article VIII, and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by the party alleged to be in breach.

Section 9.2 Effect of Termination. In the event of the termination or abandonment of the Transactions by either party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination or abandonment of the Transactions is made, and there shall be no liability or obligation thereafter on the part of Purchaser or Seller except for fraud or for breach of this Agreement prior to such termination or abandonment of the Transactions.

ARTICLE X
INDEMNIFICATION

Section 10.1 Indemnification by Seller; Remedies:

(a) Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons (collectively, "***Purchaser Losses***") that arise out of or relate to:

(i) any breach by Seller of any of Seller's representations and warranties contained in, made by or pursuant to this Agreement or any other Transaction Document;

(ii) any breach by Seller of any covenants, obligations or agreements contained in this Agreement or any other Transaction Document;

(iii) any liability arising out of or relating to the ownership or operation of the Purchased Assets prior to the Closing Date, other than the Assumed Liabilities; or

(iv) any liability arising out of or relating to the Excluded Liabilities or Excluded Assets;

provided, however, that the term "Purchaser Losses" shall not include the matters referred to in Sections 10.1(b) – (c) hereof.

(b) Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of (i) One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons that arise out of or relate to a breach by Seller of its representations and warranties contained in Section 5.18, and (ii) any Excluded Taxes (collectively, "***Tax Claims***").

(c) Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable fees and expenses of attorneys and environmental consultants incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons that arise out of or relate to (i) any breach by Seller of its representations and warranties contained in Section 12, Paragraphs 10, 13-17 and 22 of the Real Property Purchase Agreement (which are incorporated by reference into Section 5.11 of this Agreement) and (ii) any pollution or threat to human health or the environment involving Specified Materials of Environmental Concern that (A) is related in any way to Seller's or any of its Affiliates' (or any other owner's or operator's) management, use, control, ownership or operation of the properties or businesses of Seller prior to the Closing, including all on-site and off-site activities involving Specified Materials of Environmental Concern, and (B) occurred, existed, arises out of conditions or circumstances that occurred or existed, or were caused, in whole or in part, on or before the Closing Date, whether or not the pollution or threat to human health or the environment is described in the Disclosure Schedule (collectively, "***Environmental Indemnity Claims***").

(d) Seller's indemnification obligations under Sections 10.1(a) – (c) shall be subject to each of the following limitations:

(i) Seller's indemnification obligations relating to (A) any breach of Seller's representations and warranties contained in Section 5.17 shall survive until the expiration of the applicable statute of limitations, (B) any breach of Seller's representations and warranties contained in Section 5.19 shall survive until the third (3rd)

anniversary of the Closing Date, (C) Tax Claims shall survive until the expiration of the applicable statute of limitations, (D) Environmental Indemnity Claims shall survive until the fifth (5th) anniversary of the Closing Date and (E) all other Purchaser Losses shall survive until the second (2nd) anniversary of the Closing Date. No claim for the recovery of any Purchaser Losses, Tax Claims or Environmental Indemnity Claims may be asserted by any Purchaser Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims asserted in writing by any Purchaser Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period;

(ii) No reimbursement for Purchaser Losses asserted under Section 10.1(a)(i) shall be required unless the cumulative aggregate amount of such Purchaser Losses exceeds JPY Nineteen Million (¥19,000,000), in which case reimbursement for Purchaser Losses asserted under Section 10.1(a)(i) shall be required to the full extent of such Purchaser Losses;

(iii) Subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) shall not in the aggregate exceed an amount equal to JPY Two Hundred Eighty Five Million (¥285,000,000) (the "***General Cap***"); provided that this Section 10.1(d)(iii) shall not apply to any Seller indemnification obligations that arise out of or relate to any breach by Seller of any of Seller's representations and warranties contained in, made by or pursuant to this Agreement or any other Transaction Document, to the extent such Purchaser Losses (A) arise out of any Specified Assumed Liabilities or (B) arise out of or relate to any breach of Seller's representations and warranties contained in Sections 5.5 or 5.19 (for the avoidance of doubt, in the case of both (A) and (B), no such Purchaser Losses shall be counted toward the General Cap);

(iv) Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(c) shall not in the aggregate exceed an amount equal to JPY Five Hundred Million (¥500,000,000) (the "***Environmental Cap***") (for the avoidance of doubt, this Section 10.1(d)(iv) shall not apply to any Seller indemnification obligations under Section 10.1(c) that arise out of or relate to any breach of Seller's covenants in Section 7.18(c), and the amount of any such indemnification obligations shall not be counted toward the Environmental Cap);

(v) Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) for Purchaser Losses that arise out of or relate to any breach of Seller's representations and warranties contained in Section 5.5 shall not in the aggregate exceed an amount equal to JPY Two Hundred Eighty Five Million (¥285,000,000);

(vi) Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) for Purchaser Losses that arise out of or relate to any breach of Seller's representations and warranties contained in Section 5.19 shall not in the aggregate exceed an amount equal to JPY Five Hundred Million (¥500,000,000);

(vii) The amount of any and all Purchaser Losses, Tax Claims and Environmental Indemnity Claims under Sections 10.1(a) – (c) shall be determined net of (A) any Tax benefits actually realized (in the year the related Purchaser Losses, Tax Claims and Environmental Indemnity Claims are incurred or paid) by any Purchaser Indemnified Person seeking indemnification hereunder arising from the incurrence or payment of any such Purchaser Losses, Tax Claims, Environmental Indemnity Claims and Environmental Indemnity Claims, (B) any amounts actually recovered by the Purchaser Indemnified Person under insurance policies, indemnities or other reimbursement arrangements with respect to such Purchaser Losses, Tax Claims and Environmental Indemnity Claims (net of any direct, out-of-pocket expenses actually incurred in relation to such insurance or third-party claim), and (C) any amounts taken into account in the calculation of the adjustment to the Business Purchase Price;

provided, however, that the limitations set forth in this Section 10.1(d) shall not apply to Purchaser Losses arising out of any breach of any representation or warranty contained in Section 5.1 through and including Section 5.4 and Section 5.24, or any covenants, obligations or agreements to be performed by Seller pursuant to this Agreement or any other Transaction Document, or which consist of reasonable attorney's fees and expenses incurred by Purchaser in investigating or defending any third-party claim.

Section 10.2 Notice of Third-Party Claim; Defense. Purchaser shall give Seller prompt notice of any third-party claim that may give rise to any indemnification obligation under this Article X, together with the estimated amount of such claim, and Seller shall have the right to assume the defense (at Seller's expense) of any such claim through counsel of Seller's own choosing by so notifying Purchaser within thirty (30) days of the first receipt by Seller of such notice from Purchaser; provided, however, that any such counsel shall be reasonably satisfactory to Purchaser. Failure to give such notice shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Purchaser Indemnified Person and Seller exists in respect of such third-party claim, Seller shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict. Seller shall be liable for the fees and expenses of counsel employed by Purchaser for any period during which Seller has not assumed the defense of any such third-party claim (other than during any period in which Purchaser will have failed to give notice of the third-party claim as provided above). If Seller assumes such defense, Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller, it being understood that Seller shall control such defense. If Seller chooses to defend or prosecute a third-party claim, Purchaser shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by Seller, the retention, and the provision to Seller, of records and information reasonably relevant to such third-party claim, and making employees of Purchaser available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If Seller chooses to defend or prosecute any third-party claim, Purchaser shall agree to any settlement, compromise or discharge of such third-party claim that Seller may recommend and that, by its terms, discharges all Purchaser Indemnified Persons from the full amount of liability in connection with such third-party claim; provided, however, that, without the consent of Purchaser, Seller shall not consent to, and Purchaser shall not be required

to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting any Purchaser Indemnified Person or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each Purchaser Indemnified Person that is the subject of such third-party claim.

Section 10.3 Indemnification by Purchaser; Remedies.

(a) Subject to the limitations in Section 10.3(b), Purchaser shall indemnify, defend and hold harmless each of the Seller Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Seller under this Agreement) incurred by Seller or any of the Seller Indemnified Persons (collectively, "***Seller Losses***") that arise out of or relate to:

(i) any breach by Purchaser of any of Purchaser's representations and warranties contained in or made by or pursuant to this Agreement or any other Transaction Document;

(ii) any breach by Purchaser of any covenants, obligations or agreements contained in this Agreement or any other Transaction Document;

(iii) any claim or cause of action asserted by any Person against the Seller or any of its Affiliates arising out of or with respect to the operations of the Purchased Assets or the Business after the Closing Date and limited to the extent of damages arising out of or with respect to the operations of the Purchased Assets or the Business after the Closing Date; or

(iv) any Assumed Liabilities.

(b) The amount of any and all Seller Losses under Section 10.3(a) shall be determined net of (A) any Tax benefits actually realized (in the year the related Seller Losses are incurred or paid) by any Seller Indemnified Person seeking indemnification hereunder arising from the incurrence or payment of any such Seller Losses, and (B) any amounts actually recovered by the Seller Indemnified Person under insurance policies, indemnities or other reimbursement arrangements with respect to such Seller Losses (net of any direct, out-of-pocket expenses actually incurred in relation to such insurance or third-party claim);

Section 10.4 Tax Effect of Indemnification Payments. All indemnity payments made by Seller to Purchaser Indemnified Persons pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Purchased Assets and Assumed Liabilities.

Section 10.5 Escrow Account. All claims for indemnification from the Escrow Account by Purchaser or Seller pursuant to this Article X shall be made in accordance with the provisions of the Escrow Agreement.

Section 10.6 Effect of Investigation. The right to indemnification, payment of Purchaser Losses, Tax Claims, Environmental Indemnity Claims, or for other remedies based on any representation, warranty, covenant, obligation or agreement of Seller contained in or made pursuant to this Agreement or the Transaction Documents shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, obligation or agreement. The waiver of any condition to the obligation of Purchaser to consummate the Transactions, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, obligation or agreement, shall not affect the right to indemnification, payment of Purchaser Losses, Tax Claims, Environmental Indemnity Claims, or other remedy based on such representation, warranty, covenant, obligation or agreement.

Section 10.7 Survival of Covenants, Representations and Warranties. The indemnification obligations set forth in this Article X shall survive the Closing. Each of the covenants, representations and warranties of Seller in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter except as limited by Section 10.1(d).

Section 10.8 Sole and Exclusive Remedy. The parties hereby agree that, except in the case of willful breach or fraud, following the Closing, the indemnification provisions of this Article X shall constitute the sole and exclusive remedy of each party, whether in contract, tort or otherwise, arising under or in connection with any breach or inaccuracy of any representation or warranty contained in this Agreement, the Real Property Purchase Agreement, or any other Transaction Document, and each party hereby waives any other remedy that such Person or any other Person entitled to indemnification hereunder has or may have hereunder, at law or in equity with respect to any such breach or inaccuracy of representation or warranty.

ARTICLE XI
DEFINITIONS AND INTERPRETATION

Section 11.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

"***Acquisition Proposal***" shall mean (a) the direct or indirect acquisition of all or any material part of the operating or business units or assets of Seller (with respect to the Business) or (b) any acquisition of an equity interest in, or merger, share exchange, recapitalization, spin-off, business combination or change of control of, Seller or any operating or business unit of Seller (with respect to the Business); provided, that, an Acquisition Proposal shall not include a proposal to acquire equity interests of, or merger, share exchange, recapitalization, spin-off, business combination or change of control of, Seller on terms which do not interfere with the consummation of the Transaction.

"***Affiliate***" shall mean, as to any Person, (i) any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person, (ii) any corporation or organization of which such Person is an officer, general partner or managing

member, or is, directly or indirectly, the beneficial owner of more than ten percent (10%) of any class of equity securities, (iii) any trust or other estate in which such Person has a greater than ten percent (10%) interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (iv) any relative or spouse of such Person, or any relative of such spouse. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by Contract or otherwise.

"***Agreement***" or "***this Agreement***" shall mean this Agreement and Plan of Demerger, together with the Exhibits and Schedules hereto and the Disclosure Schedule.

"***ASET Sublease Agreement***" shall have the meaning set forth in Section 7.6(d).

"***Assignment Consent***" shall have the meaning set forth in Section 1.5.

"***Assumed Liabilities***" shall have the meaning set forth in Section 1.3.

"***Benchmark Date***" shall have the meaning set forth in Section 2.2(b)(i).

"***Benefit Obligations***" shall have the meaning set forth in Section 1.3(b).

"***Board of Directors***" shall mean, with respect to any Person, the board of directors or other governing body of such Person.

"***Books and Records***" shall have the meaning set forth in Section 1.1(o).

"***Business***" shall have the meaning set forth in the Recitals.

"***Business Day***" shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Jose, California or Tokyo, Japan are authorized or obligated by law or executive order to close.

"***Business Employees***" shall have the meaning set forth in Section 7.8(a).

"***Business Intellectual Property***" shall mean all Intellectual Property that is, and all rights under Licenses that are, necessary to conduct the Business as presently conducted or as currently contemplated to be conducted by Seller, other than commercially available off-the-shelf Software or any Licenses for such commercially available off-the-shelf Software.

"***Business Purchase Price***" shall have the meaning set forth in Section 2.1(b).

"***Carve-Out Balance Sheet***" shall have the meaning set forth in Section 5.5(a).

"***Carve-Out Balance Sheet Date***" shall mean the date of the Carve-Out Balance Sheet.

"***Carve-Out Balance Sheet Specified Net Assets***" shall have the meaning set forth in Section 2.2(a).

"***Carve-Out Financial Statements***" shall have the meaning set forth in Section 5.5(a).

"***Closing***" shall mean the closing referred to in Section 4.1.

"***Closing Date***" shall mean the date on which the Closing occurs.

"***Closing Date Payment***" shall have the meaning set forth in Section 2.1(b).

"***Company Split***" shall mean an absorption-type corporate split (*kyūshū bunkatsu*) to be consummated by Seller and Purchaser in accordance with the terms and conditions of this Agreement and the Company Split Agreement.

"***Company Split Agreement***" shall mean the absorption-type company split Agreement, in the form attached hereto as Exhibit L.

"***Company Split Effective Date***" shall have the meaning set forth in Section 4.1.

"***Company Split Procedures***" shall have the meaning set forth in Section 3.1.

"***Confidentiality Agreement***" shall mean a letter agreement dated December 12, 2011 between Rohm Co., Ltd. and NeoPhotonics Corporation.

"***Consent***" shall mean any consent, approval, notice, Permit, ratification, grant, waiver, exemption or other authorization, with or to any Person or under any Law.

"***Contract***" shall mean any agreement, contract, arrangement, commitment, promise, License or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

"***Copyrights***" shall mean domestic and foreign registered and unregistered copyrights (including those in computer Software), rights of publicity and all registrations and applications to register the same and all corresponding "moral" rights.

"***Defect***" shall mean a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity, or dangerous propensity.

"***Disclosure Schedule***" shall have the meaning set forth in the introduction to Article V.

"***Dispute***" shall have the meaning set forth in Section 12.8(a).

"***Dispute Notice***" shall have the meaning set forth in Section 2.2(b)(iii).

"***Domestic Business Employees***" shall have the meaning set forth in Section 7.8(a).

"***E-Beam Equipment***" shall have the meaning set forth in Section 7.19(a)(i).

"***Encumbrances***" shall mean any and all liens, charges, security interests, options, claims, mortgages, easements, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

"***Environmental Indemnity Claim***" shall have the meaning set forth in Section 10.1(c).

"***Environmental Law***" shall mean each Law relating to pollution, protection or preservation of human health or the environment, including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each Law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each Law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

"***Escrow Agent***" shall mean U.S. Bank National Association, a national banking association.

"***Escrow Agreement***" shall have the meaning set forth in Section 2.1(c).

"***Escrow Amount***" shall have the meaning set forth in Section 2.1(c).

"***Excluded Accounts Receivable***" shall have the meaning set forth in Section 7.12(a).

"***Excluded Assets***" shall have the meaning set forth in Section 1.2.

"***Excluded Liabilities***" shall have the meaning set forth in Section 1.4.

"***Excluded Taxes***" shall mean all Taxes arising (i) from the Business prior to the Closing Date or (ii) in connection with any income or capital gains recognized by Seller in connection with the Company Split or sale of the Purchased Assets and Assumed Liabilities.

"***Exclusive Business Employees***" shall have the meaning set forth in Section 7.8(a).

"***Final Statement of Specified Net Assets***" shall have the meaning set forth in Section 2.2(c).

"***Financial Statements***" shall have the meaning set forth in Section 5.5(a).

"***Fixed Asset Tax Amount***" shall mean Japan's fixed asset tax (*Koteishisanzei*) with respect to the Purchased Assets for the Tax year in which the Closing occurs.

"***GAAP***" shall have the meaning set forth in Schedule 2.2 for the purposes set forth therein.

"***Governmental Entity***" shall mean means any supranational, national, federal, state, provincial, local or other political subdivision thereof or entity, commission, court, agency, administrative body or other Government Entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"***Guarantee***" shall have the meaning set forth in Section 12.13(a).

"***ICC Court***" shall have the meaning set forth in Section 12.8(a).

"***ICC Rules***" shall have the meaning set forth in Section 12.8(a).

"***Indebtedness***" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any Encumbrance on any property and (vi) all guarantees for the obligations of any Person other than Seller.

"***Independent Accounting Firm***" shall have the meaning set forth in Section 2.2(b)(iv).

"***Initial Amount***" shall have the meaning set forth in Section 2.1(b).

"***Initial Benchmark Specified Net Assets***" shall mean JPY 2,069,160,000.

"***Intellectual Property***" shall mean all of the following: Trademarks, Patents, Copyrights, Trade Secrets, and mask works.

"***Inventory***" shall have the meaning set forth in Section 1.1(a).

"***IP Assignment***" shall have the meaning set forth in Section 7.6(b).

"***IP License Agreement***" shall have the meaning set forth in Section 7.6(a).

"***IT System Transition***" shall have the meaning set forth in Section 7.16(a).

"***JGAAP***" shall mean accounting principles generally accepted in Japan.

"***Knowledge of Seller***" or "***Seller's Knowledge***" shall mean (i) the actual knowledge of each of the officers and directors of Seller serving in such capacity as of the date of this Agreement and (ii) the knowledge which was or could have been obtained upon due and diligent inquiry by such persons mentioned in item (i), of those employees of Seller whose duties would, in the normal course of the affairs of the Business, result in such employees having knowledge concerning such subject, area or aspect.

"***Law***" shall mean (i) any law, statute, ordinance, rule, regulation, writ, injunction, directive, Order, administrative interpretation or decree, treaty (including Tax treaty) enacted, issued, promulgated, enforced or entered by a Government Entity, (ii) any applicable arbitral, administrative or judicial decision or (iii) any other executive, legislative, regulatory or administrative proclamation.

"***Licenses***" shall mean all licenses and agreements pursuant to which a Person has licensed or granted the right to use any Intellectual Property.

"***Material Adverse Effect***" shall mean any event, development or change that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole; provided, that, events, developments or changes occurring after the date hereof resulting from the following (either alone or in combination) shall not be deemed a Material Adverse Effect, and none of the following (either alone or in combination) shall be deemed to give rise to and shall be taken into account in determining whether there has been a Material Adverse Effect: (i) events, developments or changes in global, national, regional or local conditions (political, economic, regulatory or otherwise, including financial, securities, commodities or other market conditions, prevailing interest rates or energy costs) that do not have a disproportionate effect on the Business or its industry; (ii) any announcement of this Agreement or the transactions contemplated hereby; (iii) changes in applicable Law or applicable accounting standards, principles or interpretations; (iv) the consummation of the Transactions or any actions by the Seller or the Purchaser taken pursuant to this Agreement or the other Transaction Documents; (v) any action required to be taken under any Law or Order or any existing Contract disclosed to Purchaser prior to the date of this Agreement by which the Seller or its Affiliates are bound with respect to the Business; or (vi) any action or omission of the Seller taken or omitted (A) pursuant to the express provisions of this Agreement, or (B) with the prior written consent of the Purchaser.

"***Material Contracts***" shall have the meaning set forth in Section 5.12(a).

"***Materials of Environmental Concern***" shall mean materials designated by any applicable Law as pollutants, contaminants, hazardous wastes, toxic or hazardous substances, materials or wastes, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, fluorinated materials, heavy organic solvents, other known carcinogens, lead and lead-based paints and materials, radon and chromium.

"***New Pension Plan***" shall have the meaning set forth in Section 7.8(e).

"***Non-Exclusive Administration Employees***" shall have the meaning set forth in Section 7.8(a).

"***Non-Exclusive Facilities Employees***" shall have the meaning set forth in Section 7.8(a).

"***Open Source Materials***" means all Software or other material that, as of the date hereof, is approved by the Open Source Initiative (as listed at http://opensource.org/licenses/index.html) or meets the Open Source Definition (as defined at http://opensource.org/docs/osd).

"***Order***" shall mean any order, writ, judgment, ruling, injunction, decree, stipulation, determination or arbitration award entered or issued by or with any Governmental Entity or arbitrator.

"***Organizational Documents***" shall mean, as to any Person, its certificate or articles of incorporation (*teikan*), its board regulations (*torishimariyakukai kisoku*) or by-laws or any equivalent documents under the Law of such Person's jurisdiction of formation.

"***Other IPR***" means Intellectual Property other than Patents and Trademarks.

"***Parent***" shall have the meaning set forth in the preamble.

"***Patents***" shall mean issued domestic and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

"***Pension Employees***" shall have the meaning set forth in Section 7.8(e) .

"***Permits***" shall mean, as to any Person, all licenses, permits, franchises, approvals, concessions, consents, rights, privileges, filings, declarations, registrations, identification numbers, authorizations and qualifications under any Laws, with any and all Governmental Entities, or with any and all industry or other nongovernmental self-regulatory organizations that are issued or otherwise granted to such Person, including environmental permits, or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

"***Permitted Encumbrances***" shall mean (i) Encumbrances imposed by Law such as mechanics', carriers', workmen's, repairmen's, contractors, warehousemen, carriers or similar Encumbrances arising or incurred in the ordinary course of business with respect to liabilities that are not yet due, (ii) Encumbrances to secure the payment of all or any part of the price of acquisition, construction or improvement of property constituting part of the Purchased Assets, or to secure any secured debt incurred by Seller, for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon, (iii) liens incurred pursuant to actions of Purchaser or its Affiliates and (iv) Encumbrances specifically assumed by Purchaser pursuant to Section 1.3.

"***Person***" shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

"***Plan Asset Transfer***" shall have the meaning set forth in Section 7.8(f)(iii).

"***Plan Cash Out***" shall have the meaning set forth in Section 7.8(f)(iii).

"***Proceeding***" shall mean any action, arbitration, audit, claim, demand, hearing, investigation, litigation, notice of violation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

"***Product***" shall mean any product or Software designed, manufactured, shipped, sold, marketed, licensed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of Seller with respect to the Business.

"***Prudent Operator Standard***" shall have the meaning set forth in Section 7.18(c)(ii).

"***Purchaser***" shall have the meaning set forth in the preamble.

"***Purchaser Indemnified Persons***" shall mean Purchaser and each of its Affiliates.

"***Purchaser Losses***" shall have the meaning set forth in Section 10.1(a).

"***Purchased Assets***" shall have the meaning set forth in Section 1.1.

"***Real Property Purchase Agreement***" shall have the meaning set forth in the Recitals.

"***Real Property Dispute***" shall have the meaning set forth in Section 12.8(b).

"***Reasonable Best Efforts***" shall mean the efforts that a prudent Person desiring to achieve a particular result that is material to its business would use in similar circumstances to achieve such result; provided, however, that a Person required to use Reasonable Best Efforts under this Agreement shall not be thereby required to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Transactions, or to dispose of or make any material change to its business, expend any material funds or incur any other material burden or liability.

"***Response***" shall have the meaning set forth in Section 2.2(b)(iv).

"***SEC***" shall have the meaning set forth in Section 7.15.

"***Seller***" shall have the meaning set forth in the preamble.

"***Seller Benefit Plan***" shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program; each profit-sharing, stock bonus or other "pension" plan, fund or program; each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Seller (with respect to the Business), or to which Seller (with respect to the Business) is party, whether written or oral, for the benefit of any director, employee or former employee of Seller (with respect to the Business).

"***Seller Indemnified Persons***" shall mean Seller and each of its Affiliates.

"***Seller Losses***" shall have the meaning set forth in Section 10.3(a).

"***Seller Pension Plans***" shall have the meaning set forth in Section 5.17(b).

"***Software***" means computer software, firmware, and programs in any form, Source Code, executable code, tools, developers kits, utilities, and graphical user interfaces, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation and databases related thereto.

"***Source Code***" means computer software or code in high-level computer language readable by humans skilled in the language and in a form for making modifications to such software or code.

"***Specified Materials of Environmental Concern***" shall have the meaning set forth in Section 5.11 of the Disclosure Schedule.

"***Specified Net Assets***" shall mean certain assets of the Business minus certain liabilities of the Business, in each case as specified in Exhibit M, determined as of any particular date in accordance with the principles set forth on Schedule 2.2 and to the extent not inconsistent with such principles, in accordance with GAAP.

"***Specified Net Assets Statement***" shall have the meaning set forth in Section 2.2(b)(i).

"***Specified Assumed Liabilities***" shall mean the following Assumed Liabilities: (i) all product liability for Products manufactured or sold before the Closing, (ii) all liabilities specifically reflected on the Carve-Out Balance Sheet or incurred after the Carve-Out Balance Sheet Date in the ordinary course of business in compliance with the terms of this Agreement (other than any Excluded Liability), to the extent it remains as a liability of the Business at the Closing, (iii) all warranty, performance and similar obligations with respect to Products sold before the Closing under written warranty agreements or specifications typical of the forms set forth in Schedule 1.3(f) and (iv) with respect to Products for which, as of the time immediately prior to Closing, Seller has an obligation to deliver that cannot be freely canceled, all warranty, performance and similar obligations entered into or made prior to the Closing with respect to such Products sold after the Closing under written warranty agreements or specifications typical of the forms set forth in Schedule 1.3(f).

"***Subsidiary***" shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

"***Tax***" or "***Taxes***" shall mean all taxes, charges, fees, duties, levies or other assessments imposed by any national, prefectural, local or foreign Governmental Entity, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, estimated, profit, severance, consumption, value added, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

"***Tax Claims***" shall have the meaning set forth in Section 10.1(b).

"***Tax Return***" shall mean any return, certificate, notice, declaration, report, claim for refund, or information return or statement required under applicable Law to be filed with any Governmental Entity relating to the determination, assessment, collection, or payment of any Tax, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

"***Trademarks***" shall mean domestic and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

"***Trade Secrets***" shall mean confidential and proprietary information, trade and industrial secrets and discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including circuit designs and layouts), drawings, specifications, databases and other information, including customer lists, supplier lists, bill of materials lists, pricing and cost information, and business, product, development, sourcing and marketing plans, roadmaps and proposals, that: (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

"***Transaction Documents***" shall mean this Agreement, the Company Split Agreement, the IP Assignment, the IP License Agreement, the Real Property Purchase Agreement, and the ASET Sublease Agreement.

"***Transactions***" shall mean all the transactions provided for or contemplated by this Agreement and the other Transaction Documents.

"***Transferred Intellectual Property***" shall mean Transferred Patents and Transferred Other IPR, collectively.

"***Transferred Other IPR***" shall have the meaning set forth in Section 1.1(h).

"***Transferred Patents***" shall have the meaning set forth in Section 1.1(g).

"***Transferred Real Property***" shall have the meaning set forth in the Recitals.

"***Transfer Taxes***" shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees, and shall include interest, penalties or additions attributable thereto.

"***Transfer Tax Payor***" shall mean the party which has primary legal responsibility for the payment of any particular Transfer Tax.

"***US Employee***" shall have the meaning set forth in Section 7.8(a).

"***U.S. GAAP***" shall mean accounting principles generally accepted in the United States of America, including generally accepted accounting principles as interpreted by the SEC.

Section 11.2 Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b) Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(c) The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(f) A reference to any Law or to any provision of any Law shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) The terms "JPY" and "¥" means the lawful currency of Japan.

(h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE XII
MISCELLANEOUS

Section 12.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement or any Transaction Document and except as follows:

(a) All Transfer Taxes arising out of, in connection with or attributable to the transactions effected pursuant to this Agreement shall be borne and paid by Purchaser. The Transfer Tax Payor shall prepare and timely file all relevant Tax Returns required to be filed in respect of such Transfer Tax, pay the Transfer Tax shown on such Tax Return, and notify the other parties in writing of the Transfer Tax shown on such Tax Return and how such Transfer Tax was calculated, and if the Transfer Tax Payor is Seller or its Affiliates, Purchaser shall reimburse the Transfer Tax Payor for the amount of such Transfer Tax in immediately available funds within twenty (20) Business Days of receipt of such notice;

(b) Seller shall bear all reasonable costs, fees and expenses incurred by Seller and its Affiliates (including the Business) in connection with the following key items: (i) building new shipping and receiving facilities in the U1 building, (ii) building a new high voltage receiving station, (iii) building fences and gates, (iv) relocating water treatment facilities, (v) installing new security system and (vi) performance of its obligations under Section 10, Paragraph 2, Item (8)-(a) of the Real Property Purchase Agreement; provided that Purchaser shall be responsible, at its sole cost and expense, for conducting remedial or other measures necessary or appropriate with respect noise pollution resulting from the loss of New V Building or Building VI as a sound barrier;

(c) Seller shall bear all costs, fees and expenses incurred by Seller and its Affiliates (including the Business) in connection with negotiations with unions in relation to the Transactions; and

(d) Purchaser shall reimburse Seller for all reasonable documented costs, fees and expenses incurred by Seller and its Affiliates (including the Business) in connection with the following items: (i) E-Beam Equipment to be moved and installed in Building U1 and (ii) CVD machine to be delivered in January 2013.

Section 12.2 Amendment and Modification. This Agreement and any other Transaction Document may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 12.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, facsimile (which is confirmed) or sent by an overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

if to Purchaser, to:

NeoPhotonics Semiconductor GK
c/o NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134, USA
Attention: JD Fay, Chief Financial Officer
Telephone: +1-408-428-4980
Facsimile:

and

Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 21st Floor
1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021
JAPAN
Attention: Michael Mies
Telephone: +81-3-3568-2600
Facsimile: +81-3-3568-2626

and

if to Seller, to:

Lapis Semiconductor Co., Ltd.
2-4-8 Shin-Yokohama
Kouhoku-ku, Yokohama 222-8575
JAPAN
Attention: Akito Nishitani, General Manager, Strategic Development Div.
Telephone: +81-45-476-9250
Facsimile: +81-45-476-2037

with a copy to:

Rohm Co., Ltd.
21 Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585
JAPAN
Attention: Masahiro Yoshida, Manager, Strategic Development Dept.
Telephone: +81-75-321-1213
Facsimile: +81-75-321-5124

Section 12.4 Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties. A facsimile copy of an executed signature page shall be deemed an original.

Section 12.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the schedules, the exhibits, the Transaction Documents, and the Confidentiality Agreement (a)

constitute the entire agreement between the parties relating to the subject matter hereof and thereof and supersede all prior oral and written understandings, all contemporaneous oral negotiations and discussions, and all other writings and agreements relating to the subject matter of this Agreement and (b) except as expressly provided in Article X, are not intended to confer any rights or remedies upon any Person other than the parties hereto and thereto and their respective successors and permitted assigns.

Section 12.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 12.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Japan without giving effect to the principles of conflicts of law thereof.

Section 12.8 Disputes.

(a) Except as specifically set forth in Sections 1.1(i), 2.2(b) and 7.8(f), and subject to Section 12.8(b), any dispute, controversy or claim arising out of or in connection with this Agreement or any other Transaction Document, including any question regarding their existence, validity, or termination (each, a "***Dispute***"), shall be referred to and finally resolved by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "***ICC Rules***"), which ICC Rules are deemed to be incorporated by reference into this clause. There shall be three (3) arbitrators, and the parties agree that one (1) arbitrator shall be nominated by each party for confirmation by the ICC International Court of Arbitration (the "***ICC Court***") in accordance with the ICC Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators within fourteen (14) days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the ICC Court. The seat or place of arbitration shall be Kyoto, Japan, in the event arbitration is initiated by Purchaser, or in San Jose, California, in the event arbitration is initiated by Seller. The language to be used in the arbitral proceedings shall be English. The award shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

(b) Notwithstanding Section 12.8(a), any dispute, controversy or claim arising out of or in connection with the Real Property Purchase Agreement (whether or not also arising under this Agreement), including any question regarding its existence, validity, or termination, or the transactions contemplated thereby (each, a "***Real Property Dispute***"), shall be enforceable against the parties thereto in the Tokyo District Court. For such purpose, the parties thereto

hereby irrevocably submit to the exclusive jurisdiction of such court, and agree that all claims in respect of the Real Property Purchase Agreement may be heard and determined in such court. The parties thereto hereby irrevocably agree that a judgment of such court in any action or proceeding relating to the Real Property Purchase Agreement may be enforced in other jurisdictions in the manner provided by law of such other jurisdictions.

(c) By agreeing to arbitration pursuant to Section 12.8(a), the parties do not intend to deprive any court or other governmental body or regulatory agency of its jurisdiction to issue an interim injunction or other interim relief or assistance in aid of the arbitration proceedings or for the enforcement of any arbitral award, provided, that the parties agree that they may seek only such relief as is consistent with their agreement to resolve Disputes by way of arbitration. Without prejudice to such provisional remedies that may be granted by a national court, the arbitral tribunal shall have full authority to grant interim or provisional remedies, to order a party to seek modification or vacation of an injunction issued by a national court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect.

Section 12.9 Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 12.10 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 12.11 Election of Remedies. Neither the exercise of nor the failure to exercise a right of set-off or to give notice of a claim under this Agreement will constitute an election of remedies or limit Purchaser or any of Purchaser Indemnified Persons in any manner in the enforcement of any other remedies that may be available to any of them, whether at law or in equity.

Section 12.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of law or otherwise) without the prior written content of the other party, except that Purchaser may assign, in a manner that will not frustrate the Transactions and without prior written content of Seller, any or all of its rights and interests hereunder to any direct or indirect wholly owned Subsidiary of NeoPhotonics Corporation. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 12.13 Parent Guarantee.

(a) Guarantee. Parent hereby irrevocably and unconditionally guarantees to Seller the due and punctual performance by Purchaser of any and all of Purchaser's obligations set forth in this Agreement subject to the terms and conditions set forth herein applicable to such obligations. The guarantee set forth in this Section 12.13 is herein referred to as the "***Guarantee***".

(b) Continuing Guarantee. The Guarantee shall not be released, discharged or affected in any way by any dissolution of Purchaser or any voluntary or involuntary bankruptcy, insolvency, reorganization, arrangement, readjustment, assignment for the benefit of creditors, composition, receivership, liquidation, marshaling of assets and liabilities or similar events or proceedings with respect to Purchaser, or any of its properties or creditors, or any action taken by any trustee or receiver or by any court in any such proceeding.

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IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

NEOPHOTONICS SEMICONDUCTOR GK

by NeoPhotonics Corporation Limited,
its representative member

By: /s/ Timothy S. Jenks
Name: Timothy S. Jenks
Title: Representative

LAPIS SEMICONDUCTOR CO., LTD.

By: /s/ Noriaki Okada
Name: Noriaki Okada
Title: President

NEOPHOTONICS CORPORATION

By: /s/ Timothy S. Jenks
Name: Timothy S. Jenks
Title: President and CEO

[*Signature Page to Agreement and Plan of Demerger*]

EXHIBITS

Exhibit A — Real Property Purchase Agreement
Exhibit B — Form of Escrow Agreement
Exhibit C — Carve-out Balance Sheet*
Exhibit D — Form of Intellectual Property License Agreement*
Exhibit E — Form of Intellectual Property Assignment
Exhibit F — Super-Advanced Electronics Technologies Sublease Agreement*
Exhibit G — Forms of Third-Party Notice (First)
Exhibit H — Forms of Third-Party Notice (Second)
Exhibit I — Forms of Third-Party Notice (Third)
Exhibit J — Officer's Certificate of Purchaser*
Exhibit K — Officer's Certificate of Seller*
Exhibit L — Company Split Agreement*
Exhibit M — Specified Assets and Liabilities*

* Omitted. Per Regulation S-K, Item 601(b)(2), the Registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.

Schedules

Disclosure Schedule*
Schedule 1.1(b) — Assets*
Schedule 1.1(c) — Leases*
Schedule 1.1(d) — Software*
Schedule 1.1(f) — Contracts*
Schedule 1.1(g) — Transferred Patents*
Schedule 1.1(h) — Transferred Other IPR*
Schedule 1.1(j) — Permits*
Schedule 1.1(r) — Other Assets*
Schedule 1.3(a) — Accrued Indebtedness*
Schedule 1.3(b) — Benefit Obligations*
Schedule 1.3(f) — Warranty Obligations*
Schedule 1.3(m) — Certain Liabilities*
Schedule 1.5(a) — Certain Split Contracts*
Schedule 1.5(b) — Contracts Requiring Consent*
Schedule 2.2 — GAAP*
Schedule 7.2 — Closing Information and Documents*
Schedule 7.8(a)(i) — Exclusive Business Employees*
Schedule 7.8(a)(ii) — Non-Exclusive Administration Employees*
Schedule 7.8(a)(iii) — Non-Exclusive Facilities Employees*
Schedule 7.8(a)(iv) — US Employees*
Schedule 7.14(b)(1) — Consumables*
Schedule 7.14(b)(2) — Quality and Trademark Use Guidelines*
Schedule 7.15 — Actions of the Parties*
Schedule 7.16(a) — IT System Transition Data*
Schedule 7.20(b) — Third Parties*
Schedule 8.3(e) — Certain Contracts*

* Omitted. Per Regulation S-K, Item 601(b)(2), the Registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.

Real Property Purchase Agreement

Lapis Semiconductor Co., Ltd. (hereinafter referred to as "Seller") and NeoPhotonics Semiconductor GK (hereinafter referred to as "Purchaser") conclude this Real Property Purchase Agreement (hereinafter referred to as "this Agreement") concerning the sale of the property (as defined in Article 1, hereinafter referred to as "the purpose of this Agreement") from Seller to Purchaser. NeoPhotonics (hereinafter referred to as "Cosigner"), which was incorporated in the state of Delaware and has its headquarters located at 2911 Zanker Road, San Jose, California, USA, has confirmed the obligations stipulated in Article 30 and signed the end of this Agreement accordingly in recognition.

Article 1: (Transaction of Real Property)
Seller, in accordance with the terms of this Agreement, agrees to sell the following real property (hereinafter referred to as "the real property") and the following equipment to be installed or transferred in accordance with Article 10-2 (hereinafter referred to as "the equipment", with "the property" referring to either the equipment and real property individually or collectively) to Purchaser. Purchaser, in accordance with the terms of this Agreement, agrees to buy the property from Seller (the associated purchase of property hereinafter referred to as "the transaction").

<The Real Property>
- ☐ Land described in Attachment 1 Real Property Listing (hereinafter referred to as "the land")
- ☐ Building described in Attachment 1 Real Property Listing (hereinafter referred to as "the building")

<The Equipment> (each of the following defined in Article 10)
- ☐ Shipping equipment
- ☐ Alarm system
- ☐ Water treatment equipment
- ☐ High-voltage receiving equipment

Article 2: (Purchase Proceeds)
1. The purchase proceeds for the property are to be the property base amount stated in (1) below plus the accumulated total of the property base amount addition (consumption tax and local consumption tax separate; hereinafter referred to as "the purchase proceeds"). The breakdown of the purchase proceeds is to be determined in this Agreement and Plan of Demerger (hereinafter referred to as "the Final Agreement") to be concluded between Seller and Purchaser on the same date as this Agreement.
   - ☐ 1,400,000,000 yen (hereinafter referred to as "the property base amount")
   - ☐ Based on the balance (the amount that has not been repaid on each payment date) of the property base amount at each payment date stipulated in Article 3-1 (or the applicable payment before term date when payment before term date is conducted in accordance with Article 3-2), the accumulated total calculated as 1.5% on an annual basis (with one year calculated as 365 days) of the amount on each payment date (hereinafter referred to as "the property base amount addition"), calculating from the most recent payment date before the applicable payment date.
2. The transaction of the real property by the parties to this Agreement shall be based on the area stated in Attachment 1 concerning the real property, and Seller and Purchaser agree not to request a change in the purchase proceeds unless, upon conducting actual measurements, Purchaser finds the measured area to be significantly different from the area stated in the register.
3. The parties to this Agreement confirm that the purchase proceeds shall be stipulated by appraising the value of the property as the value on the Closing Date and by assuming the property base amount addition as the increased value of the property on each payment day as the purchase proceeds are paid through four installments as stipulated in Article 3

4. Purchaser is to be liable for the consumption tax and local consumption tax on the purchase proceeds and is to pay the applicable consumption tax and local consumption tax on the payment dates stipulated in Article 3.

Article 3: (Purchase Proceeds Payment Method)

1. Purchaser is to pay the purchase proceeds in installments based on the following stipulations through bank transfer or a method that Seller and Purchaser agree to separately. Note that for payment 1, Purchaser is to pay an adjustment amount for which taxes and other public charges have been incorporated, as stipulated in Article 17, in exchange for the delivery of the property as stipulated in Article 6 and the delivery documents as stipulated in Article 7.

	Payment date	Payment amount
Payment 1	Closing Date (5 business days from the date that all preconditions stipulated in Article 4 have been fulfilled or abandoned, or a date that Seller and Purchaser agree to separately)	350,000,000 yen in cash, adjustment amount for taxes and other public charges as stipulated in Article 17, and the relevant consumption tax and local consumption tax
Payment 2	One year following the Closing Date	350,000,000 yen in cash, property base amount addition, and the relevant consumption tax and local consumption tax
Payment 3	Two years following the Closing Date	350,000,000 yen in cash, property base amount addition, and the relevant consumption tax and local consumption tax
Payment 4	Three years following the Closing Date	350,000,000 yen in cash, property base amount addition, and the relevant consumption tax and local consumption tax

2. Notwithstanding the provisions of the preceding paragraph, Purchaser may opt voluntarily to make a payment before the term date for all or a portion of the purchase proceeds on a payment date following the Closing Date after notifying Seller in advance. In this case, the payment amount on the day the applicable payment before term date is made is to be the amount for repayment of the property base amount to which has been added the property base amount addition. The payment of a commission on payment before term date, settlement money, penalty charges, or any other amounts is not to be required.
3. It the payment stipulated in Paragraph 1 is delayed, Purchaser is to pay a delinquency charge calculated from the payment date stipulated in the preceding paragraph until the payment is made based on an annual interest rate of 14.6% and calculated for each day in arrears.

Article 4: (Preconditions)

1. The execution of Purchaser's payment obligation, as stipulated in this Agreement, assumes that all of the following preconditions are fulfilled. However, Purchaser is not to interfere with the renouncement in writing of all or part of the terms.

(1) Seller has fulfilled all the obligations that require fulfillment as stipulated in Article 10-2 by the Closing Date (including obligations fulfilled on the Closing Date, excluding cases in which delays in fulfillment have been caused by Purchaser).

(2) The demonstrations and guarantees of Purchaser with limited materiality as stipulated in Article 12 are sincere and accurate for all points, and the demonstrations and guarantees of Purchaser without limited materiality as stipulated in Article 12 are sincere and accurate for all major points.

(3) All delivery documents stipulated in Article 7 (however, excluding the documents stated in Article 7-1 (8) (if applicable)) have been supplied to Purchaser. However, if all or a portion of the documents stated in Article 7-1 (1) cannot be prepared due to a delay in the subdivision registration procedures for the land, caused by reasons that cannot be attributed to Seller, Seller is to provide to Purchaser a pledge to conduct transfer of ownership registration promptly after the completion of subdivision registration.
(4) All transaction documents stipulated in the Final Agreement (hereinafter referred to as "transaction documents") have been validly concluded and maintained.
(5) The company split defined in the Final Agreement has become effective.
(6) The preconditions towards Purchaser's obligation as stipulated in Article 8.1 and Article 8.3 of the Final Agreement have all been fulfilled.

2. Seller's transfer of ownership registration as stipulated in this Agreement assumes that all of the following preconditions are fulfilled. However, Seller is not to interfere with the renouncement in writing of all or part of the terms.
(1) Seller has conducted registration for the lien on the real property (defined in the next Article) in accordance with Article 5-2 and has delivered the information certifying the cause of registration and other registration procedure documents as required to fulfill perfection requirements (however, excluding cases in which the subdivision registration stipulated in Article 8-1 has not been completed and documents cannot be acquired before subdivision registration completion and documents that cannot be acquired before the property's transfer of ownership or transfer of ownership registration is completed).
(2) The preconditions regarding Seller's obligation as stipulated in Article 8.1 and Article 8 of the Final Agreement have all been fulfilled.

Article 5: (Transfer of Ownership and Lien Establishment)

1. The ownership of the property is to be transferred to Purchaser on the Closing Date.
2. Simultaneous to the transfer of the real property and the completion of the registration of ownership transfer to Purchaser stipulated in Article 8, Purchaser guarantees Seller's right to demand purchase proceed payments of Purchaser based on the format and contents of the information certifying the cause of registration in Attachment 5, hereby establishing the primary lien on the real property for Seller (hereinafter referred to as "the lien"). Registration is thereby conducted for the lien.
3. Once the payment proceeds have been fully paid, Seller is to immediately cancel the registration of the lien.
4. Purchaser is to bear all expenses in connection to the lien (including registration and license taxes and reasonable judicial scrivener commissions).
5. In accordance with the provisions of Article 3-1, until Purchaser has paid all payment proceeds to Seller, Purchaser is to manage the real property with the care of a conscientious manager, maintain the real property in good condition, and cooperate in a commercially viable and reasonable manner to preserve the collateral value of the property. Purchaser is not to establish any rights or conduct any treatment that would infringe on the lien. If Purchaser uses the real property as collateral to procure assets or concludes any agreements involving the sale of the real property, in accordance with Article 3-1, Purchaser will lose the benefits of the term for the purchase proceeds and is to immediately pay the entire balance of the purchase proceeds. In this case, the base amount addition is to be calculated for each day up until the time of payment with one year calculated as 365 days.

Article 6: (Transfer of Possession and Delivery)

Seller is to deliver the property to Purchaser on the Closing Date and transfer possession to Purchaser.

Article 7: (Delivery Documents)

1. The following documents are to be actually delivered by Seller to Purchaser or party designated by Purchaser on the Closing Date. (The completion of the transfer of possession of the property stipulated in Article 6 and the delivery of the following documents relating to the property based on this Article is hereinafter referred to as "the transaction execution.")
   (1) The title deed for conducting the registration of ownership transfer to Purchaser and fulfilling perfection requirements, registration procedure documents containing registration identifying information, and other related documents
   (2) All registration documents and other related documents required to terminate all guarantees, rights, or obligations that would impede with the execution of complete ownership rights by Purchaser in connection to the property as stipulated in Article 9-2 (including the collateral cancellation documents relating to the property)
   (3) The originals or copies of, keys to, or other tools to access the documents stated in Attachment 2 Delivery Documents List (including all access keys, access cards, and alarm and access code information relating to the real property)
   (4) Boundary confirmation documents and public-private survey documents (including public-private explicit specification documents) containing measured drawings on boundary surveys (public-private and private-private) on the property and adjacent land
   (5) Originals of the contracts to be succeeded by Purchaser (hereinafter referred to as "succeeded contracts") in relation to the property stated in Attachment 4.
   (6) Certified original copy of Seller's minutes of the Board of Directors meeting that approved the conclusion and observance of this Agreement
   (7) Seller's qualification certificate and seal certificate
   (8) Other documents that are reasonably requested by Purchaser
2. Regardless of the other terms of this Agreement, if it is later determined that documents or other materials required for the transaction to be valid and for perfection requirements to be fulfilled have not been delivered to Purchaser by the Closing Date, or that the delivery documents mentioned above are flawed, Seller is to immediately notify Purchaser of this fact and, if requested by Purchaser, prepare or correct the flaws in the relevant documents or other materials and deliver them to Purchaser.

Article 8: (Registration Procedures and Expenses)

1. At Seller's cost and responsibility, Seller is to complete the building separation registration procedures by the Closing Date so that the building in this Agreement, which is an annex building, is registered in the real property registry as a separate building from the main building. After building separation, Seller is to deliver the certified copy of the real property register for the building to Purchaser. At Seller's cost and responsibility, Seller is to complete the subdivision of the land and the relevant registration procedures by the Closing Date, in accordance with the details agreed to by Seller and Purchaser. After registration, Seller is to deliver the certified copy of the real property register for the building to Purchaser.
2. In exchange for receipt of the first purchase proceed payment (if an adjustment amount is exempted based on this Agreement, the amount after exemption), Seller is to conduct application procedures for the registration of preservation of ownership for the building with Seller as rightful claimant. Seller is also to deliver or submit to Purchaser all documents and information required for ownership transfer registration application procedures in order to transfer the real property from Seller to Purchaser.
3. All expenses, registration, and license taxes required for the registration procedures relating to the registration of the details and registration of preservation of ownership for the property as stipulated in Paragraph 2 are to be borne by Seller, while expenses (including registration and license taxes) required for registration procedures relating to ownership transfer registration are to be borne by Purchaser.

Article 9: (Cancellation of Obligations)

1. At Seller's cost and responsibility, Seller must remove and cancel all rights and obligations relating to the property by the Closing Date, that would impede with the execution of complete ownership rights by Purchaser, regardless of the name or form, including preferential rights, right of pledge, security rights such as liens, seizures for claims or taxes and public charges, usufructuary rights such as land rights or easements, lease rights, or other use rights. However, this excludes use rights based on succeeded contracts and the following: (1) ASET Master Lease Agreement (as defined in Article 13), (2) the U1 Building 2F Space and Meeting Room Lease Agreement concluded on October 21, 2008 and the Chemical Storage Area and 3F Laboratory Lease Agreement concluded on November 21, 2008 between Rohm Co., Ltd. (hereinafter referred to as "Rohm"), Association of Super-Advance Electronics Technologies (hereinafter referred to as "ASET"), and Seller (including the subsequent changes to the agreement, and noting that the position of lessor is to be transferred from Rohm to Seller on the Closing Date in accordance with Article 13; hereinafter these contracts are collectively referred to as "the ASET Sublease Agreement"), (3) the letter of intent dated March 21, 2004 between Oki Electric Industry Co., Ltd. and TAMA ELECTRONICS CO.,LTD., (4) the acknowledgment between Oki Semiconductor Co., Ltd. and Tokyo Electric Power Co., Inc. dated October 1, 2008 of the installation of utility poles, (5) the Gas Acceptance Equipment Lease Agreement dated April 1, 2003 between Oki Electric Industry Co., Ltd. and Japan Air Gases, Ltd., and (6) the Gas Acceptance Equipment Lease Agreement dated April 1, 2003 between Oki Electric Industry Co., Ltd. and Taiyo Toyo Sanso Co., Ltd. (the agreements in (1) to (6) above are collectively referred to as "approved use agreements").
2. On the Closing Date, Seller is to deliver to Purchaser or party designated by Purchaser all the required registration documents and other related documents to terminate all rights or obligations that would impede with the execution of complete ownership rights by Purchaser in connection with the property as stipulated in the previous paragraph. Purchaser, after receiving the relevant registration documents and other related documents, is to conduct without delay the application procedures for the cancellation registration of applicable rights and obligations.
3. Purchaser is to bear all expenses in connection to Paragraph 2 above (including registration procedure expenses and registration and license taxes).

Article 10: (Seller's Obligations)

1. Until the transaction is executed, Seller must manage the property with the care of a conscientious manager and Seller is not to establish any new rights or obligations that would impede with the execution of complete ownership rights by Purchaser in connection to the property as stipulated in Article 9-1.
2. At Seller's cost and responsibility, Seller is to implement the measures stated in each item below (however, in terms of the deadlines set for each item, Purchaser is to make a reasonable and commercially viable effort in order to implement the measures by the deadlines).
   (1) Remove PCB related materials
   By the transaction Closing Date, Seller is to remove all PCB related materials for which use has been abolished from the real property, and present to Purchaser reasonable documentation as proof of removal completion.
   (2) Relocate the water treatment equipment
   By the transaction Closing Date, Seller is to relocate the water treatment equipment required for the OCU business located outside of the property at the time of the conclusion of this Agreement (hereinafter referred to as "the water treatment equipment") to the location within the land agreed to with Purchaser, and present to Purchaser reasonable documentation as proof of relocation completion.
   (3) Install a fence
   If Purchaser installs a fence surrounding the land promptly following the dismantling and removal of the New V Building scheduled after December 2013, Seller is to promptly pay Purchaser 2,300,000 yen to cover the costs for the fence installation (if the installation costs exceed 2,300,000 yen, Purchaser is to be responsible for the extra costs).

(4) Relocate the shipping equipment
By the transaction Closing Date, Seller is to relocate the equipment for receiving raw materials from the final product shipment and trial manufacture location located on the north side of Building 6 at the time of the conclusion of this Agreement (hereinafter referred to as "the shipping equipment") to the location within the land agreed to with Purchaser (note that the equipment must be available for immediate use following the relocation), and present to Purchaser reasonable documentation as proof of relocation completion.

(5) [Intentionally Removed]

(6) Install high voltage receiving equipment
By the transaction Closing Date, Seller is to install high voltage receiving equipment as required for the OCU business (must be the equipment agreed to on by Seller and Purchaser, the structural and quality requirements to be determined in advance in consultation with Purchaser; hereinafter referred to as "the high voltage receiving equipment") at the location within the land agreed to with Purchaser (note that the equipment must be available for immediate use following the installation), and present to Purchaser reasonable documentation as proof of installation completion.

(7) Install alarm system
By the transaction Closing Date, Seller is to install a fire alarm system for the real property (must be the equipment agreed to on by Seller and Purchaser, the structural and quality requirements to be determined in advance in consultation with Purchaser; hereinafter referred to as "the alarm system") at the location within the land agreed to with Purchaser (note that the equipment must be available for immediate use following the installation), and present to Purchaser reasonable documentation as proof of installation completion.

(8) Dismantle and remove the New V Building

(a) The building referred to as the New V Building and the related annex buildings (annex building sign number 12, 11, 18, 19, 20, 34, and 35 with house number 550 at 550-10 in Higashi Asakawa-Cho, Hachioji, Tokyo; hereinafter referred to as "the New V Building") must be dismantled and removed, and the lot then flattened into an empty lot by December 31, 2013. Purchaser is to be presented with reasonable documentation as proof of dismantling and removal completion.

(b) Until the dismantling and removal of New V Building stipulated in (a) above is completed, Seller is to take reasonable care in a manner that is commercially viable to ensure that no damages or inconveniences are caused by Seller or its contractors in the dismantling and removal work to the property and all incidental facilities and equipment of Purchaser, as well as Purchaser, Purchaser's employees, visitors, neighborhood residents, and any other third parties. If the property, Purchaser, or any other third party as stipulated above incurs damages as a result of the dismantling and removal work (including, but not limited to the actions of contractors conducting dismantling and removal work), Seller shall be liable for compensating this damage immediately.

(c) Until the dismantling and removal of New V Building as stipulated in (a) above is completed, all of the applicable regulations (including, but not limited to regulations relating to fire prevention and noise control) are to be complied with for the New V Building and the land it occupies (including the facilities and equipment installed on the land) and to be observed by the owners, managers, occupants, and equipment installation staff of the New V Building.

(9) Remove fluorine
All measures required by the Soil Contamination Countermeasures Act are to be implemented for the toxic substance fluorine discovered on the land at the time of the conclusion of this Agreement by December 12, 2013. Purchaser is to be presented with reasonable documentation as proof of removal completion.

(10) Cooperate with E-beam lithography equipment relocation
Seller is to cooperate in a commercially viable and reasonable manner in the relocation by Purchaser of E-beam lithography equipment located in New V Building at the time of the conclusion of this Agreement to a location in the building.

(11) Conduct repair work associated with the property transfer
Seller, when conducting repair work on the property associated with the property transfer, is to conduct said work in a method that prevents the spread of asbestos contained in the building and equipment in a manner in accordance with laws and regulations. Purchaser is to be presented with reasonable documentation as proof that the repair work was completed properly based on applicable laws and regulations. Furthermore, in the event Purchaser conducts repair work on the property following the Closing Date, Seller is to provide information and other forms of cooperation as reasonably required in accordance with the requests of Purchaser in connection to the handling and treatment of asbestos contained in the outer walls of the building so that Purchaser can comply with the applicable laws and regulations and ensure the safety of employees and workers (including the provision of information on the contact details of contractors that were used in the past for work on outer walls and other required information).

(12) Soil contamination study
Concerning areas of the land for which soil contamination studies could not be completed by the Closing Date due to the existence of the New V Building (including annex buildings and equipment), as soon as it becomes possible to conduct a soil survey once the buildings and equipment have been removed from these areas, Seller is to conduct at their own expense a soil study in accordance with the stipulations of the Soil Contamination Countermeasures Act on that portion of land for which the study has not yet been completed, and if prohibited toxic substances are detected (as defined in Article 12-1-14), Seller is to remove the prohibited toxic substances at their own expense. Purchaser is to be presented with reasonable documentation as proof of the completion of this survey and the removal of prohibited toxic substances in accordance with the applicable laws and regulations.

3. Purchaser is to guarantee that the results of measures (2) (relocate the water treatment equipment) and (6) (install high voltage receiving equipment) in the preceding paragraph will not interfere with Purchaser's water treatment ability and power supply. If there are unavoidable impediments to the relocation and installation of such facilities, Seller is to explain the situation to Purchaser in advance and take commercially viable and reasonable measures to minimize the effect of the impediment and the amount of time that Purchaser's use will be affected. Furthermore, if requested by Purchaser, Seller is to conduct discussions and work together with Purchaser to formulate and implement measures aimed at reducing the extent of the impediment.
4. Seller, following the installation or relocation of the equipment and before the deadlines stipulated in Paragraph 2 (immediately if the deadline has already been exceeded at the time of installation or relocation) is to provide an opportunity for Purchaser to conduct an inspection on the equipment as to whether it fulfills the structural and quality requirements of the specifications agreed to by Seller and Purchaser. If it is determined as a result of the inspection that the equipment is not in conformity with the specifications agreed to in advance by Seller and Purchaser, at Seller's expense and responsibility, Seller is to promptly conduct repairs or maintenance to ameliorate this nonconformity based on the inspection results reported by Purchaser.

Article 10-2: (Purchaser's Obligations)
At Purchaser's own expense, Purchaser is to complete restoration to original state within 90 business days after ASET has evacuated the building occupied based on the ASET Sublease Agreement and, upon the conclusion of this Agreement, Purchaser is to transfer to the building stipulated in this Agreement the office and meeting room used for the OCU business, referred to as Building 6 (annex building sign number 21 with house number 550-7-2 at 550-7, 550-8, 549-6 in Higashi Asakawa-Cho, Hachioji, Tokyo).

Article 11: (Environmental Survey and Property Survey)
1. Prior to the Closing Date, Purchaser can, at its own cost, hire an environmental consulting company to conduct a soil contamination survey (phase II) on the real property. Seller must allow access to the real property within a reasonable scope to Purchaser and the above-mentioned environmental consulting company.

2. Seller has approved of and will cooperate with the establishment of a well-based monitoring program on the real property that has been planned by Purchaser prior to the Closing Date.
3. If the real property is designated as an area requiring improvement measures, Seller will conduct improvement measures at its own expense in accordance with the instructions and recommendations of applicable laws and regulations or the supervising government agency (submitting to Article X: Indemnification of the Final Agreement).
4. If it is reasonably determined by Purchaser that, notwithstanding the provisions of the preceding paragraph, there is the possibility of the surrounding and neighboring area becoming contaminated and that removal work would not be realistically possible, or that the level or state of soil contamination would prevent the achievement of the purpose of this Agreement, Purchaser can cancel this Agreement without making any payments to Seller.
5. Until the transaction is executed, Purchaser or a party designated by Purchaser can monitor the state of the installation or transfer of the equipment, or make inquiries to Seller on the progress. Seller is to cooperate with reasonable requests made by Purchaser for the submission of materials held by Seller in connection to the property. Seller recognizes that the survey based on this Article will not have the effect of exempting Seller from its obligations or responsibilities in connection to this Agreement or any other agreements that have been concluded in connection to the property.

Article 12: (Demonstrations and Guarantees of Seller)

1. Seller demonstrates and guarantees the following items to Purchaser on the conclusion date of this Agreement and the Closing Date, excluding the matters stated in Attachment 3 Accepted Matters. Note that the pledges made in relation to the matters stated in Attachment 3 Accepted Matters are composed of the obligations of Seller based on this Agreement. Should changes or additions be required for the statements of Attachment 3 Accepted Matters between the conclusion date of this Agreement and the Closing Date, Seller can submit a revised version of the accepted matters after notifying Purchaser. In this case, as long as the approval of Purchaser is obtained, the accepted matters relating to the demonstrations and guarantees on the Closing Date shall refer to the revised accepted matters. In this paragraph, the phrase "as far as Seller knows" refers to situations that (1) are currently known by executives, general managers, or ranks above Seller responsible for work relating to the applicable demonstrations and guarantees or (2) would be known by employees of Seller responsible for work relating to the applicable demonstrations and guarantees if observing and listening as appropriate.
   (1) Seller is a validly existing stock company legally established in accordance with Japanese law and possesses the rights and competence required to conclude this Agreement and fulfill its obligations.
   (2) Seller has complied with applicable rules or regulations and legally completed all internal procedures in its articles of association and internal regulations (including the internal procedures for transferring the property to Purchaser) as required to conclude this Agreement and fulfill its obligations.
   (3) This Agreement is legally concluded by Seller. If this Agreement has been legally concluded by Purchaser, this Agreement is assumed to be formed of Seller's valid, legal, binding, and enforceable obligation.
   (4) The conclusion of this Agreement, execution of transactions based on this Agreement, and compliance with the provisions of this Agreement are not to (1) come into conflict with the articles of association and internal regulations of Seller, or laws, decisions, or orders applied to Seller that are legally binding, and (2) constitute a violation or default of obligation of contracts to which the Seller is party or that bind the assets of Seller (including default of obligations caused by the passage of time or notifications).
   (5) Excluding matters that have been completed on the Closing Date, Seller is not obligated to acquire a permit or license from a government agency in advance and is not legally obligated to conduct registration with or notification to a government agency in order for Seller to conclude, deliver, or fulfill this Agreement, or for Seller to execute transactions based on this Agreement.

(6) Seller is not insolvent, has not suspended payments, does not have the inability to pay and has not commenced insolvency procedures such as those for bankruptcy, civil rehabilitation, corporate reorganization, and special liquidation, and there are no grounds for or concerns towards such events occurring. Furthermore, the conclusion of this Agreement, execution of transactions based on this Agreement, and compliance with the provisions of this Agreement by Seller is not to cause Seller to suffer from any of the circumstances described above.

(7) Seller is to conduct the transaction as an authentic and valid sales transaction and does not intend to provide the property as collateral. Seller does not intend to conceal the payment proceeds, provide the proceeds free of charge, or use them in another method that would be harmful to creditors, and Seller has no other intentions to harm creditors.

(8) There are no pending lawsuits, judiciary proceedings, administrative proceedings, or arbitral proceedings that Seller is party to or concerns of such events arising that would have an adverse effect on Seller's ability to fulfill the obligations of this Agreement.

(9) Seller is the sole owner of the property, holds all rights required for the transfer of the property, and has fulfilled perfection requirements. Furthermore, there are no forms of use, profits, or treatments for the property that would interfere or have the possibility of interfering with the full execution of ownership rights and supervisory authority of Purchaser such as: preferential rights, retention rights, right of pledge, liens, mortgage by transfer rights, right of redemption, resale pledges, land rights, easement and usufructuary rights, lease rights, use rights, other forms of possession by third parties (regardless of whether there is a title or not; excluding use rights based on approved use agreements), seizure, provisional seizure, tax delinquency, unpaid public charges or other forms of levies or debts, regardless of the name or form. In addition, there are no obligations in relation to third parties concerning use, profits, or treatments or obligations to conduct actions (regardless of whether written or verbal, whether there are any registered perfection requirements, and regardless of method or form), nor will any such obligations arise as a result of the conclusion and fulfillment of obligations of this Agreement.

(10) The building was legally and properly constructed using materials of a reasonable quality based on the laws and construction practices at the time of construction, and at present, as far as Seller knows, there are no doubts concerning the structure's durability or seismic capacity and there are no major defects in the foundations, roof, walls, backboards that bear heavy loads, or any other areas that could lower the value of the building or cause problems with the health or safety of employees. Furthermore, a valid certificate of verification of building construction has been acquired for the building and a certificate of inspection has been acquired as proof that construction was conducted in accordance with this certificate. As far as Seller knows, the construction is not in violation of laws and regulation including the Construction Standards Act, City Planning Act, and Fire Service Act. The structural calculations and structural calculation document for the building were legally prepared in compliance with applicable laws and regulations. In addition, as far as Seller knows, excluding the matters stated in Attachment 3, there are no buried items or underground obstacles that could have a substantial adverse effect on the structure or seismic resistance of the building or the value of the property in other ways.

(11) All the required permission processes, approval processes, notifications, procedures to be conducted with the government and governmental agencies concerning the construction, ownership, management, use (including use as a factory conducting the OCU business), and disposal of the property have been conducted properly and validly, and all permits, approvals, authorizations, confirmations, etc. relating to the property that are required have been acquired. There are no violations of applicable laws and regulations relating to the construction, ownership, management, use (including use as a factory conducting the OCU business), and disposal of the property, and Seller has not received any notifications from the supervising government agencies concerning violations of applicable laws and regulations (excluding minor violations). In addition, as far as Seller knows, there are no grounds for these permission to lose their validity due to loss of effect or revocation.

(12) The property is not included in a site for planned city roads or city facilities that have been decided. Land expropriation, land readjustment project procedures, or urban renewal project procedures are not being conducted in connection with the property, and as far as Seller knows, there are no plans for these procedures.

(13) Excluding the matters stated in Attachment 3, none of the property and the land adjacent to the property (limited to the land owned by Seller, hereinafter referred to as "adjacent land") has ever been designated as an area contaminated with specified toxic substances based on the Soil Contamination Countermeasures Act Article 6 after acquisition by Seller. The land is not currently designated as such, and as far as Seller knows, there are no concerns that it will be designated in the future. Seller has never received notification on the implementation of a survey on the land concerning contamination of the soil with specified toxic substances based on the Soil Contamination Countermeasures Act Article 3, and as far as Seller knows, there are no concerns that such notification will be received in the future.

(14) Excluding the matters stated in Attachment 3, as far as Seller knows, there are no prohibited toxic substances (refers to specified toxic substances as prescribed in the Soil Contamination Countermeasures Act Article 2-1, Class 1 and 2 designated chemical substances prescribed in the Law Concerning Reporting, etc. of Releases to the Environment of Specific Chemical Substances and Promoting Improvements in Their Management Article 2, or substances whose use is prohibited, limited, or otherwise restricted by other laws and regulations; the same applies below) beyond the scope permitted by laws and regulation on the property and adjacent land.

(15) Seller is in compliance with all environmental regulations (including, but not limited to regulations, ministerial ordinances, ordinances, and guidelines; the same applies below) that apply to the property, adjacent land, and the business activities conducted by Seller (hereinafter referred to as "the business"). As far as Seller knows, excluding the matters stated in Attachment 3, there are no circumstances that could impede with the compliance of the relevant environmental regulations in the future and all permits or licenses required based on environmental regulations have been acquired. Seller has never received contact or notification (oral or written) stating that Seller is or could be in violation of environmental regulations in connection to the property, adjacent land, or business from a government agency, court, civic group, employee, or other third party, and as far as Seller knows, there are no concerns that such notification will be received in the future.

(16) Seller or any parties for which Seller bears responsibility in connection to the environment based on contracts or laws and regulations have never been subject to any claims relating to environmental issues including legal measures or surveys in connection to the property, adjacent land, or business, and as far as Seller knows, there are no concerns that such claims will be made in the future.

(17) Seller has provided all of the following to Purchaser in advance of the conclusion of this Agreement in accordance with the requests of Purchaser: (1) information on environmental matters in connection to the property, adjacent land, and business (including matters in connection to pollution, effluence, or possibilities of pollution or effluence); (2) information on environmental conditions in connection to the property, adjacent land, and business; and (3) material information on environmental compliance (or noncompliance) in connection to the property, adjacent land, and business.

(18) There are no court judgments, decisions, orders, or settlements in relation to the property; there are no lawsuits, legal proceedings, or administrative proceedings pending with courts or government agencies in relation to the property; and as far as Seller knows, there are no concerns that such events will take place in the future.

(19) The borderlines of the land are in accordance with the measured drawings delivered to Purchaser based on this Agreement, and signed and sealed boundary confirmation documents and public-private survey documents have been received from the owners of all bordering land. There are no lawsuits, arbitrations, mediations, or other legal proceedings or dispute resolution proceedings in which a third-party assessing body is involved between the owners or occupants of adjacent land in relation to the borderlines of the land. No claims, objections, protests, or complaints have been received by Seller from owners or occupants of adjacent land or area residents in relation to the borderlines, the property, the conclusion of this Agreement, or the performance of its stipulations. The building does not cross over into adjacent land or cause any other form of illegal infringement on adjacent land or the buildings and structures on adjacent land.

(20) Besides the building and the equipment stipulated in this Agreement, the land does not contain any buildings, constructions, or any other structures independent from the building stipulated in this Agreement.

(21) Seller has not defaulted on any of the contracts that it has concluded in relation to the construction, ownership, and management of the building. All the legally required permits and licenses have been acquired and all the required notifications have been made concerning the construction, ownership, and use (including use as a factory conducting the OCU business) of the property. Furthermore, in connection to the transfer of the property to Purchaser, it is possible to promptly and properly acquire the legally required permits and licenses and make the legally required notifications after the transfer.

(22) As far as Seller knows, none of the areas of the property and the adjacent land were used for business that conducted industrial waste treatment or processing, emitted specially managed industrial wastes, or for the purpose of storing, producing, processing, or disposing of prohibited toxic substances before acquisition by Seller. In addition, excluding the matters stated in Attachment 3, none of the areas of the property and the adjacent land were used for business that conducted industrial waste treatment or processing, emitted specially managed industrial wastes, or for the purpose of storing, producing, processing, or disposing of prohibited toxic substances following acquisition by Seller. In this paragraph, the term industrial wastes is used as defined in the Law Concerning Waste Disposal and Scavenging and the same applies for specially managed industrial wastes. Furthermore, Seller has not been explicitly exempted from responsibilities relating to industrial wastes or prohibited toxic substances on the property or the adjacent land by any parties, nor has Seller been made contractually or legally responsible for these substances or claims, lawsuits, or procedures relating to these substances, and Seller has not received any contractual or legal claims, lawsuits, or procedures relating to these substances.

(23) All taxes and other public charges (including those for FY 2012) and other dues associated with the property that are due have been paid within the deadline and there are no payments in arrears.

(24) The property has been reasonably insured from a commercial perspective.

(25) Besides approved use agreements, there are no other contracts that could be conceived as possessing claims on the real property, and there are no lessees under approved use agreements that are attempting to occupy the property based on approved use agreements or other parties attempting to occupy the property.

(26) For approved use agreements, there are special contracts or other agreements that could limit the transfer of parties in the position of lessor. There are not any lessors in approved use agreements with continual monetary claims relating to approved use agreements (including, but not limited to the right to demand for return of security deposits, guarantee money, or any other deposits, the right to demand for return of beneficial expenses or reimbursement of costs, or the right to demand purchase of fixtures) or rights to make claims to Purchaser in connection to the acquisition, and as far as Seller knows, approved use agreements do not contain any regulations or causes that would incur claims.

(27) As far as Seller knows, there are none of the following: (1) lessors in approved use agreements, (2) occupants of the property, or (3) in the event that those in (1) or (2) are a group, the members are (i) a group that could facilitate collective or habitual illegal actions, (ii) a group that has received treatment under the laws regulating groups that commit indiscriminant mass murder, (ii) a group that has concealed or received criminal profits as stipulated in the Law Concerning Punishment of Organized Crime and Regulation of Criminal Profits, Etc., 89, (iv) members of the types of groups described in (i) and (iii), or (iv) an amusement business as defined in Act on Control and Improvement of the Amusement and Entertainment Business Article 2, sex establishment as defined in Article 2-5, or a party that uses a rented room for these purposes.

(28) All contracts concluded and the obligations based on these contracts in connection to the property are as stated in Attachment 4, and Purchaser is only to succeed the contracts that are marked "Succeeded" in the remarks column in Attachment 4.

(29) The documents that Seller has delivered to Purchaser (including the delivery documents stated in Attachment 2) are all originals or truthful and accurate copies, and the information and matters contained within (excluding minor matters) are true and accurate. Seller and its affiliates (including executives and employees) do not own or possess any information, documents, illustrations, or other forms of materials (including, but not limited to documents concerning the appraisal value of the property) not contained in the documents described in the previous items that could have an adverse material effect on the property, and Seller has conducted a survey as appropriate to determine that no such information, documents, illustrations, or other forms of materials exist. Seller has submitted all information that it holds or knows of in relation to the noise that is generated by Seller's business (including the matters that were subject to a survey on noise as described in Section7.18(b) of the Final Agreement) and all exchanges that have been made with the City of Hachioji and other government agencies. The use of utilities including water, gas, power supply, public sanitation, and sewage treatment facilities has been secured for the property and connections to public roads have been secured.

(30) Illegal groups such as designated criminal organizations or their members are not conducting illegal activities on the property such as illegal occupation, and as far as Seller knows, there are no concerns that such act will take place in the future. Illegal groups such as designated criminal organizations or their members have not been involved in transactions in relation to the property and have not intervened in the control of the rights in relation to the property.

(31) The necessary chemical substance storage equipment is installed in sufficient quantities in U1 as of the Closing Date for Purchaser to legally execute the business it is planning to conduct, and the storage of such chemical substances is not required for the operations of the business.

2. If it has been determined that there are any errors or inaccuracies in Seller's demonstrations and guarantees stipulated above, Seller is to immediately notify Purchaser in writing.

Article 12-2: (Demonstrations and Guarantees of Purchaser)

1. Purchaser demonstrates and guarantees the following items to Seller on the conclusion date of this Agreement and the Closing Date.

(1) Purchaser is a validly existing stock company legally established in accordance with Japanese law and possesses the rights and competence required to conclude this Agreement and fulfill its obligations.

(2) Purchaser has complied with applicable rules or regulations and legally completed all internal procedures in its articles of association and internal regulations (including the internal procedures for transferring the property to Purchaser) as required to conclude this Agreement and fulfill its obligations.

(3) This Agreement is legally concluded by Purchaser. If this Agreement has been legally concluded by Purchaser, this Agreement is assumed to be formed of Purchaser's valid, legal, and binding enforceable obligation.

(4) The conclusion of this Agreement, execution of transactions based on this Agreement, and compliance with the provisions of this Agreement is not to (1) come into conflict with the articles of association and internal regulations of Purchaser or laws, decisions, or orders applied to Purchaser that are legally binding, and (2) constitute a violation or default of obligation of contracts to which Purchaser is party or that bind the assets of Purchaser (including default of obligations caused by the passage of time or notifications).

(5) Excluding matters that have been completed on the Closing Date, Purchaser is not obligated to acquire a permit or license in advance from a government agency and is not legally obligated to conduct registration with or notification to a government agency in order for Purchaser to conclude, deliver, or fulfill this Agreement, or for Purchaser to execute transactions based on this Agreement.

(6) Purchaser or Cosigner are not insolvent, have not suspended payments, do not have the inability to pay and have not commenced insolvency procedures such as those for bankruptcy, civil rehabilitation, corporate reorganization, and special liquidation, and there are no grounds for or concerns that such events will occur. Furthermore, the conclusion of this Agreement, execution of transactions based on this Agreement, and compliance with the provisions of this Agreement by Purchaser or the Cosigner is not to cause Purchaser or the Cosigner to suffer from any of the circumstances described above.

(7) Purchaser is to conduct the transaction as an authentic and valid sales transaction and does not intend to provide the property as collateral. Purchaser does not intend to conceal the payment proceeds, provide the proceeds free of charge, or use them in another method that would be harmful to creditors, and Purchaser has no other intentions to harm creditors.

(8) There are no pending lawsuits, judiciary proceedings, administrative proceedings, or arbitral proceedings that Purchaser or Cosigner are party to or concerns of such events arising that would have an adverse effect on Purchaser's or Cosigner's ability to fulfill the obligations of this Agreement.

2. If it has been determined that there are any errors or inaccuracies in the demonstrations and guarantees stipulated above, Purchaser is to immediately notify Seller in writing.

3. If there are any errors or inaccuracies in the demonstrations and guarantees of Purchaser stipulated above, Purchaser is to compensate for the damage caused to the Seller by the errors or inaccuracies in accordance with the indemnification obligation prescriptions and limitations stipulated in the Final Agreement.

Article 13:(Subleasing to ASET)

The portions of the building that are being leased to ASET on the conclusion date of this Agreement (hereinafter referred to as "ASET lease portion") are to be handled in the following manner.

(1) Seller is to terminate the provision of titles as building owner before the transaction execution that Seller had granted to Rohm as required for Rohm to lease rental property to ASET (including, but not limited to titles based on the lease agreement for use) by the Closing Date and simultaneous to the execution of the real property transaction. Furthermore, Rohm is to validly transfer to Seller the position of lessor in the ASET Sublease Agreement.

(2) Purchaser and Seller are to conclude a fixed-term building lease agreement (hereinafter referred to as the "ASET Master Lease Agreement") for the purpose of Seller subleasing the ASET lease portion by the Closing Date, as a real property transaction execution stopping condition.

(3) Seller is to gain the understanding of ASET of the subleasing based on the ASET Sublease Agreement; all obligations (if applicable) that could be borne by Purchaser to ASET based on the ASET Sublease Agreement and all disputes with ASET are to be responded to only at Seller's expense and responsibility; and Seller is to take measures as required to ensure that Purchaser does not bear the responsibility for any procedures or costs.

Article 14: (Burden of Risk)

If, as the result of natural disasters or any other events not attributable to Seller or Purchaser up until the execution of the transaction, the property is destroyed or damaged and it becomes impossible to fulfill this Agreement, Seller is to be liable for this damage, which is to be handled in the following manner.

(1) If the property is destroyed, this Agreement is to become invalid as a matter of course and Seller is to return the entire purchase proceeds received (if any amount has been received) to Purchaser interest-free and without delay.

(2) If the property is damaged, Purchaser can demand that the purchase proceeds be reduced by the amount equivalent to the damage caused. The amount of the reduction is

to be determined through consultations in good faith between Seller and Purchaser. If agreement cannot be reached on the reduction amount, either Seller or Purchaser can cancel this Agreement. Furthermore, this Agreement can be canceled if it is determined that the purpose of this Agreement cannot be achieved or that it would be extremely difficult to achieve the purpose of this Agreement as a result of this damage. In this case, Seller is to return the entire purchase proceeds received (if any amount has been received) to Purchaser interest-free and without delay.

(3) Seller and Purchaser cannot make any claims to the opposite party other than those stipulated in the previous paragraph.

Article 15: (Indemnification)

Indemnification by Seller for damages caused to Purchaser as a result of violation of Seller's obligations as stipulated in this Agreement (including violations of demonstrations and guarantees) is to be conducted in accordance with Attachment 6.

Article 16: (Defect Liability)

Seller is to be liable for defects (including, but not limited to hidden defects and legally-defined defects) associated with the property, excluding cases that are separately stipulated in this Agreement, regardless if from a legal or contractual viewpoint.

Article 17: (Liability for Taxes and Other Public Charges)

1. If the transaction is executed, the Closing Date is to be used as a dividing point for liability for taxes and other public charges associated with the real property (including fixed asset tax and city planning tax), with Seller liable for an amount equivalent to the charges before this date and Purchaser liable for an amount equivalent to the charges after this date.
2. The settlement of accounts described in the preceding clause is to be based on the tax notice for 2013 and to be conducted promptly after this tax notice is received by Seller.
3. If the transaction is executed, unless specifically stipulated otherwise, the Closing Date is to be used as a dividing point for the profits and expenses associated with the real property (excluding those stipulated in Article 1), with the amounts before this date belonging to Seller and the amounts after this date belonging to Purchaser. However, for utility expenses, if there are any undetermined amounts on the Closing Date, accounts are to be settled separately later.

Article 18: (Cancellation of this Agreement)

1. Seller can cancel this Agreement if Purchaser violates any of the following terms of this Agreement (including, but not limited to the demonstrations and guarantees stipulated in this Agreement) and if despite notice being made that stipulates a deadline of at least 15 days (however, for violations of demonstrations and guarantees, the notification must stipulate as deadline a period of time sufficient for the administrative processes required to resolve the violation) the violation is not resolved during the period between the arrival of the notice and the applicable deadline.
2. If Seller violates any of the following terms of this Agreement (including, but not limited to the demonstrations and guarantees stipulated in this Agreement) and if, despite notice being made that stipulates a deadline of at least 15 days, the violation is not resolved during the period between the arrival of the notice and the applicable deadline, Purchaser can cancel this Agreement.
3. Both Seller and Purchaser can cancel this Agreement without any notification up until the Closing Date should any of the following apply for the counterparty.
   (1) If the counterparty has suffered a significant loss of economic trust, for example if the counterparty's bills or checks have been dishonored
   (2) If a petition is made for the commencement of insolvency procedures including bankruptcy, civil rehabilitation, corporate reorganization, special liquidation, or specified mediation
   (3) If the counterparty's assets fall under the management of a receiver, preservative administrator, liquidator, audit committee, or oversight committee, or if the counterparty receives the support of a government agency

(4) If the counterparty's banking transactions are suspended or if the counterparty is subject to seizure, provisional seizure, provisional disposition, or confiscation, and as a result it has been objectively determined that it would be difficult for the counterparty to fulfill the obligations of this Agreement.

4. Parties to this Agreement that have canceled the Final Agreement based on Article 9.1 (b) to (d) of the Final Agreement can cancel this Agreement without any notification.
5. Both Seller and Purchaser can cancel this Agreement without any notification should execution of the transaction not be completed by September 30, 2013.
6. Seller and Purchaser can only cancel this Agreement in cases which the cancellation right is explicitly recognized in this Agreement.

Article 19: (Transfer of Purchaser's Position)
If Purchaser wishes to transfer the property to a third party after the execution of the real property transaction, until the entire purchase payment has been made, Purchaser must notify Seller in writing in advance and gain the approval of Seller (however, this approval is not to be unreasonably denied, retained, or delayed, and no conditions are to be attached). Purchaser cannot transfer in whole or in parts its position as Purchaser in this Agreement until the entire purchase payment has been made (including, but not limited to the right to claim indemnification and the position to execute the right to claim indemnification stipulated in Article 15).

Article 20: (Waiver of Right to File Bankruptcy)
Seller, after receipt of the purchase proceeds amount, pledges to Purchaser not commence procedures for bankruptcy, procedures for civil rehabilitation, or other similar insolvency procedures.

Article 21: (Liability for Stamp Tax)
Purchaser is to be liable for the stamp taxes for applicable contracts held by Purchaser and Seller.

Article 22: (Contract Separability)
In the event that some of the terms of this Agreement become invalid or non-executable due to conflicts with current or future laws, government ordinances or regulations, or the judgment of a court, the applicable terms can be adjusted within the minimum scope that would make the terms valid or executable. Note that these adjustments are not to affect the validity or binding force of the terms of this Agreement, excluding the terms that have been adjusted.

Article 23: (Business Day Arrangements)
For cases in which action must be taken within a certain period or on a specific date, when the last day of that period or the specific date is not a business day (meaning a day other than a day stipulated as a banking holiday in Japan in accordance with the Banking Act, Article 59 (1981)), the last day of the applicable period or the applicable specific date is to be the following business day, unless other arrangements are made.

Article 24: (Language)
The Japanese version of this Agreement is to be the original, and versions translated into other languages are to be for reference only.

Article 25: (Governing Law)
The laws of Japan shall act as the governing law of this Agreement, and the interpretation of this Agreement is to be based on the laws of Japan.

Article 26: (Arbitration Clauses)
Any disputes between the parties to this Agreement arising from or in connection to this Agreement shall be submitted to the exclusive jurisdiction of the Tokyo District Court in the first instance.

Article 27: (Priority Provisions)
Should there be any conflicts or inconsistencies between the contents of this Agreement and the Final Agreement, the provisions of this Agreement shall be applied with priority.

Article 28: (Entire Agreement Clause)
This Agreement represents all the agreements between the parties to this Agreement in relation to the matters stipulated in this Agreement and replaces all agreements concerning these matters before the conclusion of this Agreement.

Article 29: (Matters for Consultation)
Matters not stipulated in this Agreement and opposing views on the interpretation of this Agreement are to be resolved through deliberations held in good faith between Seller and Purchaser aimed at smooth resolution and in accordance with the Civil Code and other laws and regulations.

Article 30: (Joint Guarantee)
NeoPhotonics Corporation shall jointly guarantee the purchase payment obligation of Purchaser stipulated in this Agreement.

(Blank space below)

As proof of the above agreement between the parties to this Agreement, two agreements shall be prepared, each then signed and stamped by Seller and Purchaser, and each party shall retain one copy thereof.

January 18, 2013

Seller:

550-1 Higashi Asakawa-Cho, Hachioji, Tokyo
Lapis Semiconductor Co., Ltd.
Representative Director: Noriaki Okada

Purchaser:

Hachioji Azuma-cho Center Building 9F
9-8 Azuma-cho, Hachioji, Tokyo
NeoPhotonics Semiconductor GK
Representative Partner: NeoPhotonics Corporation Limited

Representative: Timothy S. Jenks

In accordance with the stipulations of Article 30, the following party shall jointly guarantee the purchase payment obligation of Purchaser and signs below as proof accordingly.

Parent Company: NeoPhotonics Corporation

Representative: Timothy S. Jenks

Attachment 1

Real Property Indication

Land

- 550-10 Higashi Asakawa-Cho, Hachioji, Tokyo (housing lot) 14,264.03 square meters



Building

- House number 550-9

Sign	Type	Name	Use	Structure	Floors	Total floor area (square meters)
Main building	Research building	U1 building	Research	RC structure	6	12607.2
Sign 1	Cylinder room	New V building high-pressure gas container storage area	Cylinder storage area	RC structure	1	22.96
Sign 2	Cylinder room	Warehouse	Warehouse	RC structure	1	43.03
Sign 3	Chemical storage area	U1 building chemical storage area	Warehouse	S structure	1	212.5
Sign 4	Outdoor gas storage area	U1 building outdoor gas storage area	Warehouse	RC structure	1	50.6
Sign 5	Water purifying room	U1 building water purifying room	Water purifying	S structure	1	141.9
Sign 6	Gas monitoring room	Gas monitoring room (Suzusho)	Gas monitoring	S structure	2	64.8
Sign 7	Water purifying room	Second water purifying room	Water purifying	S structure	2	208

Attachment 2

Delivery Documents List

a. Structural calculation documents currently held by Seller in relation to the building
b. All past documents relating to the maintenance, management, and repair condition on the property
c. All permits and licenses relating to the property
d. Copy of the register relating to the real property
e. Drawings and specifications currently held by Seller in relation to the building
f. Drawings and structural drawings currently held by Seller in relation to the building
g. All reports relating to environmental surveys concerning the property conducted before the Closing Date (including, but not limited to those concerning PCB and asbestos)
h. Documents concerning neighboring or nearby vested interests that occurred before the Closing Date (if applicable)
i. Certificate of verification of building construction currently held by Seller in relation to the building
j. Certificate of inspection currently held by Seller in relation to the building certificate of inspection
k. All certificates proving payment of taxes and other public charges concerning the property with payment dates since January 1, 2007
l. All documents concerning disputes or lawsuits that occurred before the Closing Date (if applicable)

Attachment 3

Accepted Matters

Article 12-10 Underground Obstacles

- There are well, waste, sewage, and rain water piping systems (underground obstacles) at the following location at the property.



Article 12-13 Soil Contamination

At the factory in Hachioji owned by Seller, soil contamination that was caused by the business activities of Seller after acquisition has been discovered. Separate explanations are provided below for the land at the Hachioji factory, the adjacent land on the west, and the adjacent land on the north.

1. Hexavalent chrome at the adjacent land on the west
   - At Building 4 on the adjacent land on the west, hexavalent chrome was used in the manufacturing process. After hexavalent chrome contamination was discovered in the soil adjacent to Building 4 in 1978, measures were taken to contain the soil contamination (containment bit A and B in the layout plan below). As a voluntary measure in 2012, the contaminated soil that was contained was fully removed through excavation and removal.

2. Trichloroethylene, tetrachloroethylene, fluorine, and lead at the adjacent land on the west
   - At the adjacent land on the west owned by Seller, the results of a soil survey based on the Soil Contamination Countermeasures Act Article 3 and 4 conducted from 2010 to 2011 as part of a voluntary overhaul conducted by Seller revealed non-conforming soil contamination. The contamination consisted of class 1 specified toxic substances trichloroethylene and tetrachloroethylene, and the class 2 specified toxic substances fluorine and lead. These substances were discovered at the 13 locations in the layout plan below.



Contamination was discovered at 13 locations:

The locations containing trichloroethylene, tetrachloroethylene, and fluorine were designated as areas requiring improvement measures in the Hachioji-shi Public Notice 269 released on July 20, 2011. On the same day Hachioji-shi issued the Instruction on Measures for Removal of Contamination in the Areas Designated as Requiring Improvement to Seller. As a result of the removal of soil contamination in accordance with these instructions, five of the nine locations designated as areas requiring improvement were removed from this designation through the Hachioji-shi Public Notice 232 released on September 21, 2012. Measures have been completed for the remaining four locations, and it is expected that the designation will be removed.

- For lead, designation of areas requiring notification for changes of land character was made through the Hachioji-shi Public Notice 270 released on July 7, 2011. However, as a result of soil contamination removal that was conducted afterwards, designation was removed for all four locations that had been designated through the Hachioji-shi Public Notice 233 released on September 21, 2012.

3. Fluorine at the adjacent land on the north
   - During March 2011 a soil survey in accordance with the Soil Contamination Countermeasures Act was conducted on the property and the adjacent land on the north owned by Seller within an identifiable range excluding areas beneath buildings. As a result, non-conforming pollution was discovered. The contamination consisted of the class 2 specified toxic substance fluorine. This substance was discovered at the 5 locations in the layout plan below.



- Because the class 2 specified toxic substance fluorine was discovered, it is expected that the areas will be designated as areas requiring improvement measures in accordance with the Soil Contamination Countermeasures Act and that at the time of designation, improvement instructions will be issued to the landowner.

Article 12-14 Use of Hazardous Substances

- Asbestos is used in construction materials of some areas on the property and adjacent land.
  <Applicable Areas>
  Machine room wall (the property, adjacent land), gas storage area wall (adjacent land), prototype building boiler room chimney (adjacent land), P tile (adjacent land), baseboard (adjacent land), corrugated wall (adjacent land), etc.

- Electric equipment that uses polychlorinated biphenyl as an insulating oil have been used and stored on the property and adjacent land.

Article 12-15 Compliance with the Noise Regulation Act

- There are concerns that the property may not be able to satisfy the noise regulation values stipulated in ordinances (Tokyo Metropolitan Ordinance on Environmental Preservation) relating to ensuring the health and safety of city residents at the border lines of the lot.

Article 12-22 Industrial Wastes

- The following specially managed industrial wastes and industrial wastes are emitted on the property and adjacent land.

<List of specially managed industrial wastes and industrial wastes>

	Item name	Classification
Strong acids	Chrome etchant	Special management (contains hazardous substance)
	Oki—AB acid	Special management
	Phosphoric acid hyperhydration	Special management
	OG etchant	Special management
	Hyperhydration pure water	Special management
	Hydrofluoric acid	Special management
	CPL 200	Special management
	Copper plating	Special management
	Arsenic-containing sulfuric acid hyperhydration	Special management (contains hazardous substance)
	Solder plating solution	Special management
	Plating cleaning solution	Special management
	Bromine (Br) waste fluid	Special management
	Oki—R acid	Special management
	No. 3 phosphoric acid soda	Special management
	Hydrogen peroxide	Special management
	Nickel plating solution	Special management
	Sulfuric acid and hydrochloric acid hyperhydration	Special management
	Hydrochloric acid	Special management
	Alkyl sulfonic acid	Special management
	Tin plating solution	Special management
	Citric acid etchant	Special management
	Nitric acid	Special management
	Hydrochloric acid hyperhydration	Special management
	Acid mixture waste fluid	Special management
	Copper sulfate	Special management
	Sulfuric acid	Special management
	CPB 40	Special management
	Lead plating solution	Special management
	Other waste acid	Special management
	Gold etchant	Special management
	Ammonium citrate	Special management
	Oki A acid	Special management
	Cerium ammonium waste fluid	Special management
	Bromine waste fluid	Special management
	Cu etchant	Special management
	Oki P acid	Special management
	Citric acid hyperhydration	Special management
	Pt, Ir waste fluid	Special management
	Oki S acid	Special management
	Methanesulfonic acid waste fluid	Special management
	Ammonium sulfate	Special management
	Cooling slime control agent	Special management
	Etching fluid (chloride)	Special management

Strong alkali	Alkali waste fluid	Special management
	AZ waste fluid	Special management
	Caustic soda	Special management
	Gold etchant	Special management
	Electrolytic degreasing	Special management
	Developing solution	Special management
	Aluminafine waste water	Special management
	Non-cyanide waste fluid	Special management
	Potassium iodide	Special management
	Alkali cleaning waste fluid	Special management
	Organic alkali waste fluid	Special management
	Slurry waste (NH4OH)	Special management
	Ammonium hydroxide	Special management
	KOH waste fluid	Special management
	Nutra clean	Special management
	PG etchant	Special management
	Sodium hypochlorite	Special management
	SR developing solution	Special management
	TMAH (trimethylphenylammonium hydro)	Special management
	Ammonia water	Special management
	Sodium carbonate	Special management
	NaCO3 developing solution	Special management
Combustible waste oil	Thinner (OK, OMR)	Special management
	MIBK (4 pentan 2 pentanone)	Special management
	STB coater waste fluid	Special management
	MEK (methyl ethyl ketone)	Special management
	TEOS	Special management
	Organic alkali waste fluid	Special management
	Polyimide waste fluid	Special management
	PMER stripping solution	Special management
	PMER developing solution	Special management
	Acetone	Special management
	Acetone mixture	Special management
	Isopropyl alcohol	Special management
	OMR developing solution	Special management
	OMR stripping solution	Special management
	OMR rinsing solution	Special management
	Methanol	Special management
	Ethanol	Special management
	DMF	Special management
	Resist waste water	Special management
	Xylene	Special management
	Waste oil	Special management
	Arsenic-containing waste oil	Special management (contains hazardous substance)
	Solfine	Special management
	SOG waste fluid	Special management
	Organic solvents (mixture)	Special management
	Polyimide waste fluid	Special management
	Butyl acetate	Special management
	Ethylene glycol	Special management
	Ethyl lactate	Special management

	DMSO (dimethyl sulfoxide)	Special management
	Monochlorobenzene	Special management
	Hydrazine	Special management
	Br meta waste fluid	Special management
	Pine alpha ST-100	Special management
	Propylene glycol	Special management
	Butanol	Special management
	Kerosene	Special management
	Dichloromethane	Special management
	Antifreeze	Special management
	NMP waste fluid (N-methylpyrrolidone)	Special management
Waste oil	Clean strip	Industrial waste
	Remover (mask cleaning solution)	Industrial waste
	Mixed waste fluid (lorry)	Industrial waste
	A regist	Industrial waste
	Flux	Industrial waste
	Cafeteria grease	Industrial waste
	Thinner	Industrial waste
	Fluorinert	Industrial waste
	Stripping solution	Industrial waste
	Ethylenediamine	Industrial waste
	Other waste oil	Industrial waste
	NMD-W waster fluid	Industrial waste
	Stripping solution 104	Industrial waste
	HMDS waste fluid	Industrial waste
	Water-based paint	Industrial waste
	Polypropylene	Industrial waste
	ECF cleaner	Industrial waste
	Clean Etch waste oil	Industrial waste
Scrap metal	Battery	Industrial waste
	Empty cans	Industrial waste
	Scrap metal	Industrial waste
	Resist adhesion scrap metal	Industrial waste
	Metal scraps with oil deposits	Industrial waste
	Heater (deposits)	Industrial waste
	Cartridges	Industrial waste
	Submerged pumps	Industrial waste
	Lead	Industrial waste
Waste plastic	Cooling agent	Industrial waste
	Dry film	Industrial waste
	Acid deposited waste cloth	Industrial waste
	Resist deposited waste cloth	Industrial waste
	Arsenic deposited waste cloth	Industrial waste
	Ion exchange resin	Industrial waste
	Empty polyethylene container	Industrial waste
	Mold resin	Industrial waste
	Waste plastic	Industrial waste
	Scrubber filler	Industrial waste
	Epoxy resin	Industrial waste
	Polishing pads	Industrial waste

	Waste ducts	Industrial waste
	Resin	Industrial waste
	Waste plastic with acid and alkali deposits	Industrial waste
	Waste plastic with oil deposits	Industrial waste
	Filters	Industrial waste
	Susceptors	Industrial waste
	Waste polaroid film	Industrial waste
	Filters (deposit)	Industrial waste
	Filter cloth	Industrial waste
	Paint and paint residue	Industrial waste
	PVC tank	Industrial waste
	PVC drain pan	Industrial waste
	FRP tank	Industrial waste
	Silicon rubber	Industrial waste
	Ultraviolet curable resin	Industrial waste
	Pump (PVC)	Industrial waste
	Diffusion furnace heater	Industrial waste
	Infectious wastes	Special management
Sludge	Chlorine ball	Industrial waste
	Polishing agent	Industrial waste
	Active carbon	Industrial waste
	Sludge	Industrial waste
	Polishing waste fluid	Industrial waste
	Organic sludge	Industrial waste
	Waste reagents	Industrial waste
	CMP slurry	Industrial waste
	Waste batteries	Industrial waste
	Fire resistant sand	Industrial waste
	Wafer chips	Industrial waste
	Silica	Industrial waste
	Diaion	Industrial waste
	Ceramics	Industrial waste
	Alumina	Industrial waste
	Polymer	Industrial waste
	Salt	Industrial waste
	Sand (accretion)	Industrial waste
	Silicon	Industrial waste
	Waste wafers (arsenic)	Industrial waste
	Sludge	Industrial waste
	Silane	Industrial waste
	Inorganic sludge	Industrial waste
	Silica gel	Industrial waste
Others	Glass beads	Industrial waste
	Glass (Sanyu)	Industrial waste
	Solder paste	Utilized material
	Solder ball	Utilized material
	Chip board	Utilized material

- There is dewatering facility on the adjacent land for sludge wastewater treatment that was been used as an industrial waste treatment facility.

Article 12-29 Delivery Documents List

- As stated in the Delivery Documents List below, some buildings do not have drawings and specifications, blueprints and structural drawings, or structural calculation documents.

Document submission list o: Yes ×: No

Name	U1 building (main building)	Chemical storage area	Outdoor gas storage area	Water purifying room	Gas monitoring room	Second water purifying room	High-pressure gas container storage area	Warehouse
Registered name	Research building	Chemical storage area	Outdoor gas storage area	Water purifying room	Gas monitoring room	Second water purifying room	Cylinder room	Cylinder room
On registration	550-9	Sign 3	Sign 4	Sign 5	Sign 6	Sign 7	Sign 1	Sign 2
Structure	RC structure (SRC structure)	S structure	RC structure	S structure	S structure	S structure	RC structure	RC structure
Floors	6	1	1	1	2	2	1	1
Total floor area (square meters)	12607.2	212.5	50.6	141.9	64.8	208	22.96	43.03
a. Title deed copy (registration identifying information)	o	o	o	o	o	o	o	o
b. Structural calculation document	o	×	×	o	o	o	×	×
c. This property management, maintenance, and repair status	Refer to Maintenance Report List (the following sheet)							
d. Permits and licenses	(1) High-pressure gas production permit (2) Primary storage tank storage permit (3) Hazardous material handling permit (4) High frequency-based equipment permit							
e. Copy of the register (certification of whole data)	o	o	o	o	o	o	o	o
f. Drawings and specifications	o	×	×	×	×	×	×	×
g. Drawings and structural drawings	o	o	o	o	o	o	o	o
h. Environmental survey report (including PCB and asbestos)	o							
i. Boundary confirmation document	o							

j. Neighboring or nearby vested interests	Nothing in particular								
k. Certificate of verification of building construction	o	o	o	o	o	o	o	o	
l. Certificate of inspection	o	o	o	o	o	o	o	o	
m. Certificates proving payment of taxes and other public charges	o	o	o	o	o	o	o	o	
n. Presence of disputes or lawsuits	Nothing in particular								

- The reports by outside contractors in relation to the maintenance, management, and repair condition of the property are as stated in the Maintenance Report List below.

<Maintenance Report List>

Type	Equipment name	Report prepared by	Remarks
Fire-prevention equipment inspection results report	Inert gas fire extinguishing equipment (mobile carbon dioxide)	Tokaibosai Corporation	Conducted 2 times a year, has a supply for 3 years
	Mobile dry chemical fire extinguishing equipment	Tokaibosai Corporation	
	Escape equipment	Tokaibosai Corporation	
	Halon fire extinguishing equipment	Tokaibosai Corporation	
	Guidance light equipment	Tokaibosai Corporation	
	Fire extinguishing equipment	Tokaibosai Corporation	
	Fire door	OKI DENKI BOHSAI CO., LTD.	
	Fire shutter (interlocking signal)	OKI DENKI BOHSAI CO., LTD.	
	Fire damper	OKI DENKI BOHSAI CO., LTD.	
	Flame-retardant wall hanging	OKI DENKI BOHSAI CO., LTD.	
	Smoke control system	OKI DENKI BOHSAI CO., LTD.	
	Automatic fire alarm system	OKI DENKI BOHSAI CO., LTD.	
	Indoor fire hydrants	OKI DENKI BOHSAI CO., LTD.	
	Outdoor fire hydrants	OKI DENKI BOHSAI CO., LTD.	
	Sprinklers	OKI DENKI BOHSAI CO., LTD.	
	Emergency backup power generation equipment	Hamasama Denki Co., Ltd.	
Fire shutter inspection records	Fire shutter (operation test)	Bunka Shutter Co., Ltd.	
	Flame-retardant wall hanging (mobile) operation test	Bunka Shutter Co., Ltd.	
Elevator inspection records	Elevator (3 units) periodic inspection	Mitsubishi Electric Building Techno-Service	
	Elevator (3 units) performance inspection	Nihon Boiler & Crane Association, Mitsubishi Electric Building Techno-Service	

Incidental equipment for automatic fire extinguishing equipment inspection records	Incidental equipment for automatic fire extinguishing equipment	HATSUTA SEISAKUSHO Co., Ltd.	
Fork lift regular inspection records	Fork lift regular inspection	Komatsu Lift	
Working environment measurement	U1 Building 1st floor, 3rd floor, 5th floor working area	Oki Engineering Co., Ltd.	
Exhaust gas measurement	U1 building outdoor scrubber	Oki Engineering Co., Ltd.	
Outdoor scrubber cleaning	U1 building outdoor scrubber	Daito Fujitech Co., Ltd.	
SUS response pipe cleaning	U1 building CVD equipment	Hinomaru Shokai Co., Ltd.	
Power transformation equipment precision inspection	U1 Building 1st floor power transformation equipment	Eneserve Corporation	
U1 building primary water purifying equipment	Water purifying equipment maintenance	Nomura Micro Science Co., Ltd.	
	U1 Building 3rd floor booster pump repair	Nomura Micro Science Co., Ltd.	
	3rd floor transport system hydraulic pressure switching pipe repair	Nomura Micro Science Co., Ltd.	
	Temperature adjustment meter calibration	Nomura Micro Science Co., Ltd.	
	General instrument calibration	Nomura Micro Science Co., Ltd.	
	Water meter calibration (including traceability)	Nomura Micro Science Co., Ltd.	
	Ultrapure water line water quality analysis	Nomura Micro Science Co., Ltd.	(Twice a month)
Gas-related repair	Container storage area gas alarm (H2 curdle room, gas monitoring room) gas alarm regular inspection (August 2012)	Tomoe Shokai Co., Ltd.	
	U1 building supply room NH3 pressure-reducing valve overhaul	Tomoe Shokai Co., Ltd.	
	Gas monitoring room dew indicator calibration inspection (02, H2)	Suzuki Shokan Co., Ltd.	(Twice a month)
	U1 building special high-pressure gas equipment special high-pressure gas air proof test (2012)	Tomoe Shokai Co., Ltd.	

	Bulk gas supply equipment (N2, 02, Ar) CE regular voluntary inspection	Suzuki Shokan Co., Ltd.	(Twice a month)
	Liquid nitrogen CE: 2 units high-pressure gas safety inspection	The High Pressure Gas Safety Institute of Tokyo	Every three years
	Liquid nitrogen CE: Liquid nitrogen CE (C10-759) overhaul inspection	Suzuki Shokan Co., Ltd.	
	Standard pressure gauge: Standard pressure gauge calibration (Tokyo weighing test fee)	Tomoe Shokai Co., Ltd.	
Pressure vessel performance inspection	Pressure vessel inspection	SOMPO JAPAN INSURANCE INC.	Inspection received every year with 5/31 expiration date
	Pressure vessel performance inspection prearrangement	Kyouei Co., Ltd.	
Boiler repair	U1 building B-2 boiler part replacement and repair	MIURA CO., LTD.	
	U1 building B-1 boiler repair	MIURA CO., LTD.	
	U1 building boiler repair	MIURA CO., LTD.	
	U1 building boiler No. 3 McDonnell replacement and repair work	MIURA CO., LTD.	
	U1 building boiler part replacement and repair	MIURA CO., LTD.	
	U1 building boiler repair	MIURA CO., LTD.	

Article 12-32 Chemical Substance Storage Equipment

- At the conclusion of the contract of the property, storage equipment for long-term storage was not required (the necessity was confirmed through a hearing with Optical Components). All transfers of chemical substances within the U1 building were completed as of November 30, 2012 and operations commenced on December 1, 2012.
- If the types and quantities of chemical substances used change in the future or the supplier is changed, changing the operation method could be necessary.

Attachment 4

Related contracts

Contract name	Contract counterparty	Remarks
• Material gas equipment inspection and container exchange consignment contract	Tomoe Shokai Co., Ltd.	Succeeded
• General gas equipment inspection and lorry acceptance and filling work consignment contract	Suzuki Shokan Co., Ltd.	Succeeded
• Total building management service contract (U1 building elevators, 3 units)	Mitsubishi Electric Building Techno Service Co., Ltd.	Succeeded
• Fire-prevention equipment inspection contract (Escape equipment, dry chemical fire extinguishing system equipment) • Fire-prevention equipment inspection contract (Automatic fire alarm, fire hydrants, anti-smoke equipment, etc.)	Tokaibosai Corporation OKI DENKI BOHSAI CO., LTD.	Succeeded Succeeded
• Property cleaning work consignment contract	Hachioji Building Management Co., Ltd.	Succeeded
• Property security work consignment contract	SECOM	Succeeded
• Industrial waste contract	See the list below	Succeeded

<Industrial waste processing contracts list>

Contract name	Article name	Contract counterparty	Remarks
Collection, transportation, and disposal consignment contract	Scrap glass industrial waste	REFULEX Co., Ltd.	Succeeded
Processing consignment contract	Waste oil, waste plastic, etc.	HAYAKITA KOEI Co., Ltd.	Succeeded
Processing consignment contract	Waste oil, waste plastic, etc.	SANYU PLANT SERVICE Co., Ltd.	Succeeded
Processing consignment contract [collection, and transport]	Scrap metal, scrap glass, etc.	TAIKOH TRANSPORTATION Co.,Ltd. Nippon Express Co., Ltd. Japan Freight Railway Company	Succeeded
Processing consignment contract [processing and disposal]	Scrap metal, glass scrap, etc.	Nomura Kosan Co., Ltd.	Succeeded
Processing consignment contract	Waste oil, etc.	Karasawa Kagaku Kenkyusho Co., Ltd.	Succeeded
Collection and transportation basic consignment contract	Waste acid, waste alkali, etc.	Daito Fujitech Co., Ltd.	Succeeded
Disposal consignment contract	Waste acid, waste alkali, etc.	JFE KANKYO Corporation	Succeeded
Processing consignment contract	Waste acid, waste alkali, waste reagents	Asahi Pretec Corp.	Succeeded
Processing consignment contract	Scrap glass waste	Sunyou Co., Ltd.	Succeeded

Processing consignment contract	Scrap glass waste	Showa-Garasu Co., Ltd.	Succeeded
Collection and transportation consignment contract	Sludge	HIRUMA EXPRESS CORPORATION	Succeeded
Processing consignment contract [collection, transport, and processing]	Waste plastic, paper, wood scraps	HIRUMA EXPRESS CORPORATION	Succeeded
Processing consignment contract	Waste plastic, scrap metal, etc.	Chichibu Kaishu Shigen K.K.	Succeeded
Processing consignment contract	Waste plastic, scrap metal, etc.	SUZUTOKU LTD.	Succeeded
Processing consignment contract	Scrap glass, scrap ceramics, etc.	Daisou Co., Ltd.	Succeeded
Processing consignment contract	Scrap glass, scrap ceramics, etc.	KYOEI STEEL Ltd.	Succeeded
Collection and transportation consignment contract	Waste plastic, scrap metal, etc.	Hino Kinzoku Sangyo Co., LTD	Succeeded
Processing consignment contract [collection, transport, and processing]	Waste plastic, scrap metal, etc.	Hino Kinzoku Sangyo Co., LTD	Succeeded
Processing basic consignment contract	Waste plastic, scrap metal, etc.	Sansyo Co., Ltd.	Succeeded
Recycling consignment contract	Sludge	Tokuyama Corporation	Succeeded
Processing consignment contract	Sludge	Kankyo System Service Co., Ltd.	Succeeded
Processing consignment contract	Sludge	Keiyo Kogyo Co., Ltd.	Succeeded
General waste processing consignment contract	Garbage, paper waste, wood chips, combustibles	HIRUMA EXPRESS CORPORATION	Succeeded

Attachment 5

Information certifying the cause of registration format

1. Outline of registration application information
(1) Registration purpose: Establishment of a mortgage
(2) Cause: January 18, 2013 quasi-loan for consumption, established on the same day
(3) Related parties
    Obligee: 550-10 Higashi Asakawa-Cho, Hachioji, Tokyo
    Lapis Semiconductor Co., Ltd.
    Obligor: Hachioji Azuma-cho Center Building 9F
    9-8 Azuma-cho, Hachioji, Tokyo
    NeoPhotonics Semiconductor GK
(4) Real property: Real property number 0101
    Location: Higashi Asakawa-Cho, Hachioji
    Lot number: 550-10

    Real property number: 0101010102492
    Location: Higashi Asakawa-Cho, Hachioji 550-10
    House number: 550-9

2. Facts causing registration and legal action
(1) On January 18, 2013, Lapis Semiconductor Co., Ltd. (hereinafter referred to as "Party A") concluded an agreement with NeoPhotonics Semiconductor GK (hereinafter referred to as "Party B") on a real property transaction for the price of 1.4 billion yen.
(2) As of March 1, 2013, it has been confirmed that the balance of the purchase proceeds based on the agreement between Party A and Party B is 1.05 billion yen.
(3) Party A and Party B agree for the balance in (2) to be a quasi-loan for consumption for Party B as follows.
    Obligation amount: 1.05 billion yen in cash
    Interest: 1.5% a year (year calculated as 365 days)
    Compensation amount: 14.6% a year (year calculated as 365 days)
    Repayment date: March 1, 2016 (However, Party B can opt to pay 0.35 billion of the obligation amount on March 1, 2014 and another 0.35 billion of this amount on March 1, 2015)
(4) Party A and Party B pledge to establish the real property as the lien on the obligation in (3).

March XX, 2013 To Tokyo Legal Affairs Bureau, Hachioji Branch

I affirm the above registration cause to be true and correct.

Mortgagee: 550-10 Higashi Asakawa-Cho, Hachioji, Tokyo
    Lapis Semiconductor Co., Ltd.
    Representative Director: Noriaki Okada (seal)

Mortgagor: Hachioji Azuma-cho Center Building 9F 9-8 Azuma-cho, Hachioji, Tokyo
    NeoPhotonics Semiconductor GK
    Representative Partner: NeoPhotonics Corporation Limited
    Operational executor: Yuu Kimura (seal)

Attachment 6

Compensation Clause

The terms used in following clause are to have the meaning defined in the Final Agreement.

INDEMNIFICATION

Section 10.1 Indemnification by Seller; Remedies:

(a) Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons (collectively, "***Purchaser Losses***") that arise out of or relate to:

(i) any breach by Seller of any of Seller's representations and warranties contained in, made by or pursuant to this Agreement or any other Transaction Document;

(ii) any breach by Seller of any covenants, obligations or agreements contained in this Agreement or any other Transaction Document;

(iii) any liability arising out of or relating to the ownership or operation of the Purchased Assets prior to the Closing Date, other than the Assumed Liabilities; or

(iv) any liability arising out of or relating to the Excluded Liabilities or Excluded Assets;

provided, however, that the term "Purchaser Losses" shall not include the matters referred to in Sections 10.1(b) – (c) hereof.

(b) Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of (i) One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons that arise out of or relate to a breach by Seller of its representations and warranties contained in Section 5.18, and (ii) any Excluded Taxes (collectively, "***Tax Claims***").

Subject to the limitations in Section 10.1(d), Seller shall indemnify, defend and hold harmless each of the Purchaser Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable fees and expenses of attorneys and environmental consultants incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser under this Agreement) incurred by Purchaser or any of the Purchaser Indemnified Persons that arise out of or relate to (i) any breach by Seller of its representations and warranties contained in Section 12, Paragraphs 10, 13-17 and 22 of the Real Property Purchase Agreement (which are incorporated by reference into Section 5.11 of this Agreement) and (ii) any pollution or threat to human health or the environment involving Specified Materials of Environmental Concern that (A) is related in any way to Seller's or any of its Affiliates' (or any other owner's or operator's) management, use, control,

ownership or operation of the properties or businesses of Seller prior to the Closing, including all on-site and off-site activities involving Specified Materials of Environmental Concern, and (B) occurred, existed, arises out of conditions or circumstances that occurred or existed, or were caused, in whole or in part, on or before the Closing Date, whether or not the pollution or threat to human health or the environment is described in the Disclosure Schedule (collectively, "***Environmental Indemnity Claims***").

(c) Seller's indemnification obligations under Sections 10.1(a) – (c) shall be subject to each of the following limitations:

Seller's indemnification obligations relating to (A) any breach of Seller's representations and warranties contained in Section 5.17 shall survive until the expiration of the applicable statute of limitations, (B) any breach of Seller's representations and warranties contained in Section 5.19 shall survive until the third (3rd) anniversary of the Closing Date, (C) Tax Claims shall survive until the expiration of the applicable statute of limitations, (D) Environmental Indemnity Claims shall survive until the fifth (5th) anniversary of the Closing Date and (E) all other Purchaser Losses shall survive until the second (2nd) anniversary of the Closing Date. No claim for the recovery of any Purchaser Losses, Tax Claims or Environmental Indemnity Claims may be asserted by any Purchaser Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims asserted in writing by any Purchaser Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period;

(i) No reimbursement for Purchaser Losses asserted under Section 10.1(a)(i) shall be required unless the cumulative aggregate amount of such Purchaser Losses exceeds JPY Nineteen Million (¥19,000,000), in which case reimbursement for Purchaser Losses asserted under Section 10.1(a)(i) shall be required to the full extent of such Purchaser Losses;

Subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) shall not in the aggregate exceed an amount equal to JPY Two Hundred Eighty Five Million (¥285,000,000) (the "***General Cap***"); provided that this Section 10.1(d)(iii) shall not apply to any Seller indemnification obligations that arise out of or relate to any breach by Seller of any of Seller's representations and warranties contained in, made by or pursuant to this Agreement or any other Transaction Document, to the extent such Purchaser Losses (A) arise out of any Specified Assumed Liabilities or (B) arise out of or relate to any breach of Seller's representations and warranties contained in Sections 5.5 or 5.19 (for the avoidance of doubt, in the case of both (A) and (B), no such Purchaser Losses shall be counted toward the General Cap);

Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(c) shall not in the aggregate exceed an amount equal to JPY Five Hundred Million (¥500,000,000) (the "***Environmental Cap***") (for the avoidance of doubt, this Section 10.1(d)(iv) shall not apply to any Seller indemnification obligations under Section 10.1(c) that arise out of or relate to any breach of Seller's covenants in Section 7.18(c), and the amount of any such indemnification obligations shall be counted toward the Environmental Cap);

Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) for Purchaser Losses that arise out of or relate to any breach of Seller's representations and warranties contained in Section 5.5 shall not in the aggregate exceed an amount equal to JPY Two Hundred Eighty Five Million (¥285,000,000);

Notwithstanding Section 10.1(d)(iii), and subject to Section 10.1(d)(vii), Seller's indemnification obligations under Section 10.1(a)(i) for Purchaser Losses that arise out of or relate to any breach of Seller's representations and warranties contained in Section 5.19 shall not in the aggregate exceed an amount equal to JPY Five Hundred Million (¥500,000,000);

The amount of any and all Purchaser Losses, Tax Claims and Environmental Indemnity Claims under Sections 10.1(a) – (c) shall be determined net of (A) any Tax benefits actually realized (in the year the related Purchaser Losses, Tax Claims and Environmental Indemnity Claims are incurred or paid) by any Purchaser Indemnified Person seeking indemnification hereunder arising from the incurrence or payment of any such Purchaser Losses, Tax Claims, Environmental Indemnity Claims and Environmental Indemnity Claims, (B) any amounts actually recovered by the Purchaser Indemnified Person under insurance policies, indemnities or other reimbursement arrangements with respect to such Purchaser Losses, Tax Claims and Environmental Indemnity Claims (net of any direct, out-of-pocket expenses actually incurred in relation to such insurance or third-party claim), and (C) any amounts taken into account in the calculation of the adjustment to the Business Purchase Price;

provided, however, that the limitations set forth in this Section 10.1(d) shall not apply to Purchaser Losses arising out of any breach of any representation or warranty contained in Section 5.1 through and including Section 5.4 and Section 5.24, or any covenants, obligations or agreements to be performed by Seller pursuant to this Agreement or any other Transaction Document, or which consist of reasonable attorney's fees and expenses incurred by Purchaser in investigating or defending any third-party claim.

Section 10.2 Notice of Third-Party Claim; Defense. Purchaser shall give Seller prompt notice of any third-party claim that may give rise to any indemnification obligation under this Article X, together with the estimated amount of such claim, and Seller shall have the right to assume the defense (at Seller's expense) of any such claim through counsel of Seller's own choosing by so notifying Purchaser within thirty (30) days of the first receipt by Seller of such notice from Purchaser; provided, however, that any such counsel shall be reasonably satisfactory to Purchaser. Failure to give such notice shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Purchaser Indemnified Person and Seller exists in respect of such third-party claim, Seller shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict. Seller shall be liable for the fees and expenses of counsel employed by Purchaser for any period during which Seller has not assumed the defense of any such third-party claim (other than during any period in which Purchaser will have failed to give notice of the third-party claim as provided above). If Seller assumes such defense, Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller, it being understood that Seller shall control such defense. If Seller chooses to defend or prosecute a third-party claim, Purchaser shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by Seller, the retention, and the provision to Seller, of records and information reasonably relevant to such third-party claim, and making employees of Purchaser available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If Seller chooses to defend or prosecute any third-party claim, Purchaser shall agree to any settlement, compromise or discharge of such third-party claim that Seller may recommend and that, by its terms, discharges all Purchaser Indemnified Persons from the full amount of liability in connection with such third-party claim; provided, however, that, without the consent of Purchaser, Seller shall not consent to, and Purchaser shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting any Purchaser Indemnified Person or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each Purchaser Indemnified Person that is the subject of such third-party claim.

Section 10.3 Indemnification by Purchaser; Remedies.

(a) Subject to the limitations in Section 10.3(b), Purchaser shall indemnify, defend and hold harmless each of the Seller Indemnified Persons from and against and in respect of One Hundred Percent (100%) of any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses and reasonable accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Seller under this Agreement) incurred by Seller or any of the Seller Indemnified Persons (collectively, "***Seller Losses***") that arise out of or relate to:

(i) any breach by Purchaser of any of Purchaser's representations and warranties contained in or made by or pursuant to this Agreement or any other Transaction Document;

(ii) any breach by Purchaser of any covenants, obligations or agreements contained in this Agreement or any other Transaction Document;

(iii) any claim or cause of action asserted by any Person against the Seller or any of its Affiliates arising out of or with respect to the operations of the Purchased Assets or the Business after the Closing Date and limited to the extent of damages arising out of or with respect to the operations of the Purchased Assets or the Business after the Closing Date; or

(iv) any Assumed Liabilities.

(b) The amount of any and all Seller Losses under Section 10.3(a) shall be determined net of (A) any Tax benefits actually realized (in the year the related Seller Losses are incurred or paid) by any Seller Indemnified Person seeking indemnification hereunder arising from the incurrence or payment of any such Seller Losses, and (B) any amounts actually recovered by the Seller Indemnified Person under insurance policies, indemnities or other reimbursement arrangements with respect to such Seller Losses (net of any direct, out-of-pocket expenses actually incurred in relation to such insurance or third-party claim);

Section 10.4 Tax Effect of Indemnification Payments. All indemnity payments made by Seller to Purchaser Indemnified Persons pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Purchased Assets and Assumed Liabilities.

Section 10.5 Escrow Account. All claims for indemnification from the Escrow Account by Purchaser or Seller pursuant to this Article X shall be made in accordance with the provisions of the Escrow Agreement.

Section 10.6 Effect of Investigation. The right to indemnification, payment of Purchaser Losses, Tax Claims, Environmental Indemnity Claims, or for other remedies based on any representation, warranty, covenant, obligation or agreement of Seller contained in or made pursuant to this Agreement or the Transaction Documents shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, obligation or agreement. The waiver of any condition to the obligation of Purchaser to consummate the Transactions, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, obligation or agreement, shall not affect the right to indemnification, payment of Purchaser Losses, Tax Claims, Environmental Indemnity Claims, or other remedy based on such representation, warranty, covenant, obligation or agreement.

Section 10.7 Survival of Covenants, Representations and Warranties. The indemnification obligations set forth in this Article X shall survive the Closing. Each of the covenants, representations and warranties of Seller in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter except as limited by Section 10.1(d).

Section 10.8 Sole and Exclusive Remedy. The parties hereby agree that, except in the case of willful breach or fraud, following the Closing, the indemnification provisions of this Article X shall constitute the sole and exclusive remedy of each party, whether in contract, tort or otherwise, arising under or in connection with any breach or inaccuracy of any representation or warranty contained in this Agreement, the Real Property Purchase Agreement, or any other Transaction Document, and each party hereby waives any other remedy that such Person or any other Person entitled to indemnification hereunder has or may have hereunder, at law or in equity with respect to any such breach or inaccuracy of representation or warranty.

As proof of the above agreement between the parties to this Agreement, two agreements shall be prepared, each then signed and stamped by Seller and Purchaser, and each party shall retain one copy thereof.

January 18, 2013

Seller: 550-1 Higashi Asakawa-Cho, Hachioji, Tokyo
Lapis Semiconductor Co., Ltd.
Representative Director: Noriaki Okada
/s/ Noriaki Okada

Purchaser: Hachioji Azuma-cho Center Building 9F
9-8 Azuma-cho, Hachioji, Tokyo
NeoPhotonics Semiconductor GK
Representative Partner: NeoPhotonics Corporation Limited

Representative: Timothy S. Jenks
/s/ Timothy S. Jenks

In accordance with the stipulations of Article 30, the following party shall jointly guarantee the purchase payment obligation of Purchaser and signs below as proof accordingly.

Parent Company: NeoPhotonics Corporation

Representative: Timothy S. Jenks

Exhibit B

CASH ESCROW AGREEMENT

This ESCROW AGREEMENT (this "Agreement") is dated as of the __ day of _________, 2013, by and among NeoPhotonics Semiconductor GK, a Japanese limited liability company (the "Purchaser"), Lapis Semiconductor Co., Ltd., a Japanese corporation ("Seller"), and U.S. Bank National Association, a national banking association (the "Escrow Agent"), as escrow agent. Purchaser and Seller are sometimes referred to herein, together, as the "Interested Parties."

WHEREAS, Purchaser, Seller and NeoPhotonics Corporation, a Delaware corporation, have entered into an Agreement and Plan of Demerger dated _________, 2012 (the "Demerger Agreement") pursuant to which a certain amount is to be placed in escrow as security for indemnification obligations of Seller that may arise pursuant to Article [X] of the Demerger Agreement and upon a claim or claims by Purchaser (each, an "Indemnity Claim"); and

WHEREAS, the Interested Parties wish to engage the Escrow Agent to act, and the Escrow Agent is willing to act, as escrow agent hereunder and, in that capacity, to hold, administer and distribute the amounts deposited in escrow hereunder in accordance with, and subject to, the terms of this Agreement;

NOW THEREFORE, for valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions.

For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

(a) "Business Day" shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Jose, California or Tokyo, Japan are authorized or obligated by law or executive order to close; provided that a period that would otherwise end on a day which is not a Business Day shall end or occur, as the case may be, on the next Business Day.

(b) "Closing Date" shall mean [the date hereof].

Section 2. Deposit of Escrow Funds or Property.

On the Closing Date, Purchaser shall deposit with the Escrow Agent in immediately available funds the amount of JPY One Hundred Ninety Million (¥190,000,000) (the "Escrow Property"), and the Escrow Agent agrees to hold the Escrow Property in an account established with the Escrow Agent (the "Escrow Account"), and to administer the Escrow Property in accordance with the terms of this Agreement. Except as set forth in Section 6(d), Escrow Agent is merely acting as escrow holder and shall have no right, title or interest in or to the Escrow Property covered by this Escrow Agreement, The responsibilities of the Escrow Agent hereunder shall be to act as bailee for Purchaser and Seller, to hold the Escrow Property in safekeeping and to make disposition of the Escrow Property as provided herein. Escrow Agent agrees that the Escrow Account is and shall be a separate and identifiable account from all other funds held by Escrow Agent.

Section 3. Claims and Payment; Release from Escrow.

(a) Subject to the terms and provisions of the Demerger Agreement and prior to the date that is twelve (12) months following the Closing Date (the "Escrow Distribution Date"), Purchaser may give notice (a "Notice of Claim") to the Escrow Agent specifying in reasonable detail, to the extent known by Purchaser, the nature of, and, if practicable, the estimated Japanese yen amount of any Indemnity Claim it may have under the Demerger Agreement with respect to the Escrow Property, and the Escrow Agent shall, as soon as reasonably practicable following receipt of such Notice of Claim (but in no event later than two (2) Business Days thereafter), send a copy of such Notice of Claim to Seller, with a copy to Purchaser, stating the Escrow Agent's intention to deliver the amount specified in such Notice of Claim to Purchaser.

(i) At any time during the thirty (30) calendar days following receipt of a Notice of Claim from the Escrow Agent, Seller may notify the Escrow Agent in writing, with a copy to Purchaser, that the Indemnity Claim in the Notice of Claim, or any portion thereof, is disputed by Seller (such notice being hereinafter referred to as a "Dispute Notice"). If Seller does not deliver a Dispute Notice to the Escrow Agent by 5:00 pm New York time on the thirtieth (30th) calendar day following receipt of a Notice of Claim, then Seller shall be deemed to have acknowledged the correctness of such assertion for the full amount thereof as specified in such Notice of Claim and, upon receipt of written instructions executed by Purchaser, the Escrow Agent shall, as soon as practicable (but in no event later than two (2) Business Days thereafter), deliver to an account or accounts designated by Purchaser, only to the extent of the remaining amount of the Escrow Property, the amount specified in such Notice of Claim.

(ii) Promptly upon receipt of a Dispute Notice (but in no event later than two (2) Business Days thereafter), Purchaser and Seller shall jointly deliver an instrument to the Escrow Agent containing instructions with respect to the release to Purchaser of such portion of the Escrow Property that is equal to the amount, if any, of the Indemnity Claim which is not disputed by Seller, and the Escrow Agent shall not distribute the amount of the Indemnity Claim which is disputed by Seller (the "Disputed Amount"). The Escrow Agent shall, as soon as practicable (but in no event later than two (2) Business Days thereafter), deliver to an account or accounts designated by Purchaser, only to the extent of the remaining amount of the Escrow Property, the amount specified in such instructions.

(iii) Subject to Sections 9 – 11, the Interested Parties agree that all disputes that may arise under this Escrow Agreement between the Interested Parties with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Property or any portion thereof (including any Disputed Amount), shall be settled as between the Interested Parties either by (A) mutual agreement of the Interested Parties (evidenced by appropriate instructions in writing to the Escrow Agent, signed by both Interested Parties) (each a "Joint Agreement") or (B) by final order, decree or judgment obtained in accordance with Section [12.8] of the Demerger Agreement, which order, judgment or decree is not subject to appeal (each a "Final Order"). Upon receipt of a Joint Agreement

or Final Order to the effect that Purchaser is entitled to payment out of the Escrow Property, the Escrow Agent shall deliver as soon as practicable thereafter (but in no event later than two (2) Business Days thereafter), to an account or accounts designated in writing by Purchaser, only to the extent of the remaining amount of the Escrow Property, the amount specified in such Final Order or Joint Agreement. The parties hereto agree that with respect to any order, judgment or decree received by the Escrow Agent pursuant to this Escrow Agreement, Escrow Agent (i) shall not be required to determine whether or not such order, judgment or decree is a Final Order within the foregoing definition and shall rely on the representation of any party hereto that an order judgment or decree that it is presenting to the Escrow Agent is a Final Order and (ii) shall conclusively presume that any such order, judgment or decree received by it has been obtained in accordance with Section [12.8] of the Demerger Agreement.

(b) Notwithstanding anything to the contrary contained herein, on the Escrow Distribution Date, upon receipt of written instructions jointly executed by Seller and Purchaser, the Escrow Agent shall release to Seller, by wire transfer of immediately available funds to an account or accounts designated in such joint written instructions, the remaining amount of the Escrow Property (the "Final Distribution Amount"), provided, however, that if, prior to the Escrow Distribution Date, Purchaser shall have given notice to the Escrow Agent of any Indemnity Claim for indemnification pursuant to this Section 3, and such claim or claims remain unpaid or in dispute as of the Escrow Distribution Date ("Open Claims"), the Final Distribution Amount shall be equal to the Final Distribution Amount less the aggregate amount of the Open Claims. The Final Distribution Amount to be distributed in accordance with this Section 3(b) shall be set forth in the written instructions delivered by Seller and Purchaser pursuant to this Section 3(b). Upon resolution in favor of Seller, if any, as to the Open Claims, or any portion thereof, the Escrow Agent shall distribute as soon as practicable (but in no event later than two (2) Business Days thereafter) the amount representing the resolved portion of the Open Claims upon receipt of written instructions delivered by Seller and Purchaser pursuant to this Section 3(b).

Section 4. Investment of Funds.

The Escrow Agent shall have no obligation or duty to invest (or otherwise pay interest on) the Escrow Property. The Escrow Property will remain uninvested.

Section 5. Concerning the Escrow Agent.

(a) Each Interested Party acknowledges and agrees that the Escrow Agent (i) shall not be responsible for any of the agreements referred to or described herein (including without limitation the Demerger Agreement), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, (ii) shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Agreement on its part to be performed, each of which is ministerial (and shall not be construed to be fiduciary) in nature, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Escrow Agent, (iii) shall not be obligated to take any legal or other action hereunder which might in its judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification, (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer

instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility or duty to make inquiry as to or to determine the genuineness, accuracy or validity thereof (or any signature appearing thereon), or of the authority of the person signing or presenting the same, and (v) may consult counsel satisfactory to it, including in-house counsel, and the opinion or advice of such counsel in any instance shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or advice of such counsel.

(b) The Escrow Agent shall not be liable to anyone for any action taken or omitted to be taken by it hereunder except in the case of the Escrow Agent's gross negligence or willful misconduct in breach of the terms of this Agreement. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

(c) The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository, securities intermediary or other subescrow agent employed by the Escrow Agent than any such book-entry depository, securities intermediary or other subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository, securities intermediary or other subescrow agent was caused by the Escrow Agent's own gross negligence or willful misconduct in breach of this Agreement.

(d) The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or such affiliate is acting as a subagent of the Escrow Agent or for any third person or dealing as principal for its own account.

(e) Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to distribute any Escrow Property (or take other action that may be called for hereunder to be taken by the Escrow Agent) sooner than two (2) Business Days after (i) it has received the applicable documents required under this Agreement in good form, or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

(f) Unless and except to the extent otherwise expressly set forth herein (i) all deposits into the Escrow Account and releases or distributions from the Escrow Account, or otherwise pursuant to the terms hereof (including without limitation the deposit pursuant to Section 2 and all releases or distributions pursuant to Section 3), shall be in Japanese yen and (ii) all other payments to the Escrow Agent hereunder, or pursuant to the terms hereof (including without limitation all payments to the Escrow Agent pursuant to Section 6), shall be in U.S. dollars.

Section 6. Compensation, Expense Reimbursement and Indemnification.

(a) Each of the Interested Parties agrees, jointly and severally (i) to pay or reimburse the Escrow Agent for its attorney's fees and expenses incurred in connection with the preparation of this Agreement and (ii) to pay the Escrow Agent's compensation for its normal services hereunder in accordance with the fee schedule attached hereto as Exhibit A and made a part hereof.

(b) Each of the Interested Parties agrees, jointly and severally, to reimburse the Escrow Agent on demand for all costs and expenses incurred in connection with the administration of this Agreement or the escrow created hereby or the performance or observance of its duties hereunder which are in excess of its compensation for normal services hereunder, including without limitation, payment of any legal fees and expenses incurred by the Escrow Agent in connection with resolution of any claim by any party hereunder.

(c) Each of the Interested Parties covenants and agrees, jointly and severally, to indemnify the Escrow Agent (and its directors, officers and employees) and hold it (and such directors, officers and employees) harmless from and against any loss, liability, damage, cost and expense of any nature incurred by the Escrow Agent arising out of or in connection with this Agreement or with the administration of its duties hereunder, including but not limited to attorney's fees and other costs and expenses of defending or preparing to defend against any claim of liability unless and except to the extent such loss, liability, damage, cost and expense shall be caused by the Escrow Agent's gross negligence, or willful misconduct. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.

(d) Notwithstanding anything herein to the contrary, the Escrow Agent shall have and is hereby granted a possessory lien on and security interest in the Escrow Property, and all proceeds thereof, to secure payment of all amounts owing to it from time to time hereunder, whether now existing or hereafter arising. The Escrow Agent shall have the right to deduct from the Escrow Property, and proceeds thereof, any such sums, upon two (2) Business Days' notice to the Interested Parties of its intent to do so.

(e) Without altering or limiting the joint and several liability of any of the Interested Parties to the Escrow Agent hereunder, each of the Interested Parties agrees as between themselves that they shall each bear 50% of all amounts payable to the Escrow Agent pursuant to this Section 6(e).

Section 7. Tax Indemnification.

Each of the Interested Parties agrees, jointly and severally, (i) to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to any payment or distribution of the Escrow Property or performance of other activities under this Agreement, (ii) to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, and to instruct the Escrow Agent with respect to any certifications and governmental reporting that may be required under any laws or regulations that may be applicable in connection with its acting as Escrow Agent under this Agreement, and (iii) to indemnify and hold the Escrow Agent harmless from

any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against the Escrow Agent in connection with, on account of or relating to the Escrow Property, the management established hereby, any payment or distribution of or from the Escrow Property pursuant to the terms hereof or other activities performed under the terms of this Agreement, including without limitation any liability for the withholding or deduction of (or the failure to withhold or deduct) the same, and any liability for failure to obtain proper certifications or to report properly to governmental authorities in connection with this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.

Section 8. Resignation.

The Escrow Agent may at any time resign as Escrow Agent hereunder by giving thirty (30) days' prior written notice of resignation to the Interested Parties. Prior to the effective date of the resignation as specified in such notice, the Interested Parties will issue to the Escrow Agent a joint written instruction authorizing redelivery of the Escrow Property to a bank or trust company that it selects as successor to the Escrow Agent hereunder. If, however, the Interested Parties shall fail to name such a successor escrow agent within twenty (20) days after the notice of resignation from the Escrow Agent, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor escrow agent.

Section 9. Dispute Resolution.

It is understood and agreed that, should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Property, or should any claim be made upon the Escrow Agent or the Escrow Property by a third party, the Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, all or any of said Escrow Property until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Property.

Section 10. Consent to Jurisdiction and Service.

The Escrow Agent and each of the Interested Parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any federal court located in the Borough of Manhattan in such State in connection with any action, suit or other proceeding arising out of or relating to this Agreement or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue. The Escrow Agent and each Interested Party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such person at such person's address for purposes of notices hereunder.

Section 11. Waiver of Jury Trial.

THE ESCROW AGENT AND THE INTERESTED PARTIES HEREBY WAIVE A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING IN ANY ACTION OR PROCEEDING BETWEEN THEM OR THEIR SUCCESSORS OR ASSIGNS, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF ITS PROVISIONS OR ANY NEGOTIATIONS IN CONNECTION HEREWITH.

Section 12. Force Majeure.

The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

Section 13. Security Procedures.

Each of Purchaser and Seller shall each deliver to Escrow Agent a fully executed incumbency certificate naming the officers who have the authority to execute and amend this Agreement. Exhibit B-Authorized Representatives for Disbursements names the authorized representatives who are authorized to provide disbursement instructions with respect to the Escrowed Funds, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer or authorized representative. In the event funds transfer instructions are given, whether in writing or by facsimile, Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to one or more of the person or persons designated in Exhibit B-Authorized Representatives for Disbursements who is different from the person who gave the transfer instruction, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by Escrow Agent. If Escrow Agent is unable to contact any of the authorized representatives identified, Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of Purchaser's or Seller's (as applicable) authorized officers as prescribed on Purchaser's banking resolutions which shall include the titles of treasurer or assistant treasurer for Purchaser. Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Purchaser to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number in a manner consistent with the written instructions from Purchaser. Purchaser and Seller each acknowledge that the security procedures set forth in this Section are commercially reasonable.

Unless the Escrow Agent is otherwise instructed in writing by Seller, Seller acknowledges that the Escrow Agent is authorized to use the following funds transfer instructions to disburse any funds due to Seller under this Agreement without a verifying call-back as set forth above in this Section 13:

Seller's bank account information: Bank Name: [____________________]

Bank Address: [____________________]
ABA Number: [____________________]
Account Name: [____________________]
Account #: [____________________]
Reference: [____________________]

Unless the Escrow Agent is otherwise instructed in writing by Purchaser, Purchaser acknowledges that the Escrow Agent is authorized to use the following funds transfer instructions to disburse any funds due to Purchaser under this Agreement without a verifying call-back as set forth above in this Section 13:

Purchaser's bank account information:

Bank Name: [____________________]
Bank Address: [____________________]
ABA Number: [____________________]
Account Name: [____________________]
Account #: [____________________]
Reference: [____________________]

Section 14. Notices;

Notice Addresses. Any notice permitted or required hereunder shall be in writing, and shall be sent (i) by personal delivery, overnight delivery by a recognized courier or delivery service, or (ii) mailed by registered or certified mail, return receipt requested, postage prepaid, or (iii) by confirmed facsimile, in each case the parties at their address set forth below (or to such other address as any such party may hereafter designate by written notice to the other parties).

If to Escrow Agent:

U.S. Bank National Association
Global Corporate Trust Services
One California Street Suite 1000
San Francisco, CA 94111
Attention: Alan Maravilla
Ref: *NeoPhotics Semiconductor / Lapis Semiconductor Escrow*
Tel. # (415) 677-3598

- if by fax addressed as above and sent to the following telecopy number:

Fax: 415-677-3768

If to Purchaser:

[____]

If to Seller:

[____]

If to the Escrow Agent:

Bank: U.S. Bank National Association
ABA: 091000022
BNF: U.S. Bank Trust N.A.
A/C: 180121167365
OBI: Corporate Trust Services
Ref: *NeoPotonics / Lapis and SEI Acct. #TBD]*
Attn: Alan Maravilla

Section 15. Miscellaneous.

(a) Binding Effect; Successors. This Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors and assigns. If the Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Escrow Agent.

(b) Modifications. This Agreement may not be altered or modified without the express written consent of the parties hereto. No course of conduct shall constitute a waiver of any of the terms and conditions of this Escrow Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Escrow Agreement, or of such terms and conditions on any other occasion. Notwithstanding any other provision hereof, consent to an alteration or modification of this Agreement may not be signed by means of an e-mail address.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the principles of conflict of laws.

(d) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(e) Counterparts and Facsimile Execution. This Escrow Agreement may be executed in several counterparts, each of which shall be deemed to be one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

(f) USA Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Parties each agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law.

[Signature Page to Follow]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered in its name and on its behalf as of the __ day of __________, 2013.

NeoPhotonics Semiconductor GK

By:________________________________

Title:

Name:

Lapis Semiconductor Co., Ltd.

By:________________________________

Title:

Name:

U.S. Bank National Association, as Escrow Agent

By:________________________________

Title:

Name:

EXHIBIT A—FEE SCHEDULE



U.S. Bank Customer Confidential

Schedule of Fees for Services as
Escrow Agent
For
NeoPhotonics Semiconductor GK / Lapis Semiconductor Co., Ltd

CTS01010A	**Acceptance Fee** The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time, non-refundable fee, payable at closing.	$3,000.00
CTS04460	**Escrow Agent Fee** Annual fee for the standard escrow agent services associated with the administration of the account. Administration fees are payable in advance.	$1,500.00
CTS04167	**Incidental Expense** Flat fee for miscellaneous expenses such as; fax, messenger service, overnight mail, telephone, stationery and postage. This charge is a percentage of the Escrow Agent Fee and is payable in advance.	0.0%
CTS10880	**Disbursement / Draw – SEI** Charge per item disbursed. Includes the wire or check fee.	$0.00
	Direct Out of Pocket Expenses Reimbursement of expenses associated with the performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees.	At Cost
	Extraordinary Services Extraordinary Services are duties or responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this schedule. A reasonable charge will be assessed based on the nature of the services and the responsibility involved. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.	

Account approval is subject to review and qualification. Fees are subject to change at our discretion and upon written notice. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any subsequent changes upon proper written notice. In the event your transaction is not finalized, any related out-of-pocket expenses will be billed to you directly. Absent your written instructions to sweep or otherwise invest, all sums in your account will remain uninvested and no accrued interest or other compensation will be credited to the account. Payment of fees constitutes acceptance of the terms and conditions set forth.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT:
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.
For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

Dated: November 27, 2012

EXHIBIT B – AUTHORIZED REPRESENTATIVES FOR DISBURSEMENTS

Telephone Number(s) and authorized signature(s) for
Person(s) Designated to give Funds Transfer Instructions

If from Seller:

	Name	Telephone Number	Signature
1.	[____________________]	[____________________]	________________
2.	[____________________]	[____________________]	________________
3.	[____________________]	[____________________]	________________

If from Purchaser:

	Name	Telephone Number	Signature
1.	[____________________]	[____________________]	________________
2.	[____________________]	[____________________]	________________
3.	[____________________]	[____________________]	________________

Telephone Number(s) for Call-Backs and
Person(s) Designated to Confirm Funds Transfer Instructions

If from Seller:

	Name	Telephone Number
1.	[____________________]	[____________________]
2.	[____________________]	[____________________]

If from Purchaser:

	Name	Telephone Number
1.	[____________________]	[____________________]
2.	[____________________]	[____________________]

All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer.

INTELLECTUAL PROPERTY ASSIGNMENT

THIS INTELLECTUAL PROPERTY ASSIGNMENT ("Assignment Agreement") is made and entered into as of *Closing Date*, 2013, by and among NeoPhotonics Semiconductor GK, a Japanese limited liability company (*gōdō kaisha*) ("***Assignee***"), and Lapis Semiconductor Co., Ltd., a Japanese corporation ("***Assignor***").

WHEREAS, the Assignor and the Assignee have entered into that certain Agreement and Plan of Demerger, dated as of January __, 2013 (the "***Demerger Agreement***"); and

WHEREAS, pursuant to the Demerger Agreement, the Assignor has agreed to transfer, assign, convey and deliver to the Assignee all the right, title and interest in, to and under the Transferred Intellectual Property; and

WHEREAS, pursuant to Section 7.6(b) of the Demerger Agreement, the Assignor and the Assignee respectively are required to execute and deliver, or cause to be delivered, this Assignment Agreement on or prior to the Closing.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor and the Assignee, each intending to be legally bound hereby, agree as follows:

AGREEMENT

Capitalized Terms. Capitalized terms that are used in this Assignment Agreement but are not defined herein shall have the meanings assigned to such terms in the Demerger Agreement.

Assignment and Assumption. Subject to the terms and conditions of the Demerger Agreement and this Assignment Agreement, effective as of the Closing Date, the Assignor hereby transfers, assigns, conveys and delivers to Assignee all right, title and interest in and to the Transferred Intellectual Property (the "Intellectual Property"), including, without limitation:

(a) issued domestic and foreign patents and pending patent applications (including, without limitation, the patents and patent applications listed on Attachment A-1 to the Patent Assignment attached hereto as Exhibit A), patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, all like statutory rights, and all rights, claims and privileges pertaining to any of the foregoing, including, without limitation, rights to the underlying inventions, the right to prosecute and maintain such patents and patent applications, and the right to sue and recover damages for past, present and future infringement of any of such patents.

Further Assurances. The Assignor agrees to execute and deliver, at the request of Assignee, all papers, instruments and assignments, and to perform any other reasonable acts Assignee may require, in order to vest all of Assignor's right, title and interest in and to the Intellectual Property in Assignee, including, without limitation, all documents necessary to record in the name of Assignee the assignment of the Intellectual Property with the United States Patent and Trademark Office and the United States Copyright Office (as applicable) and, with respect to any foreign rights included in the Intellectual Property, with any other applicable foreign or international office or registrar.

Moral Rights. Any assignment of copyright under this Assignment Agreement includes, to the extent permitted or allowed by applicable Law, all rights of paternity, attribution, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights" (collectively, "Moral Rights"). To the extent Moral Rights cannot be transferred or assigned under applicable Law and to the extent allowed by applicable Law, the Assignor hereby waives all applicable Moral Rights with respect to all copyrights and copyrightable works included in the Intellectual Property, and all uses thereof, and consents to any action of Assignee that would violate such Moral Rights in the absence of such waiver or consent.

Terms of the Demerger Agreement. This Assignment Agreement is executed and delivered pursuant to the Demerger Agreement and the terms of the Demerger Agreement is incorporated herein by this reference. Nothing contained in this Assignment Agreement shall be construed to limit, expand or terminate the representations, warranties, covenants and agreements set forth in the Demerger Agreement. In the event of any conflict or inconsistency between the terms of the Demerger Agreement and the terms hereof, the terms of the Demerger Agreement shall govern.

Binding Effect. This Assignment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Governing Law. This Assignment Agreement shall be governed by and construed in accordance with the laws of Japan without giving effect to the principles of conflicts of law thereof.

Severability. If any provision of this Assignment Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Assignment Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Assignment Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Counterparts. The parties may execute this Assignment Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Assignment Agreement is irrevocable and effective upon delivery of one executed counterpart from each party to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party's signature is as effective as signing and delivering the counterpart in person.

Exhibit 31.2

CERTIFICATION

I, James D. Fay, certify that:

1. I have reviewed this Annual Report on Form 10-K of NeoPhotonics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financing reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 15, 2013

/S/ JAMES D. FAY

James D. Fay
Chief Financial Officer

Exhibit 31.1

CERTIFICATION

I, Timothy S. Jenks, certify that:

1. I have reviewed this Annual Report on Form 10-K of NeoPhotonics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financing reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ TIMOTHY S. JENKS

Timothy S. Jenks
President, Chief Executive Officer and
Chairman of the Board of Directors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-172031, 333-177306 and 333-179453) of NeoPhotonics Corporation of our report dated March 15, 2013 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 15, 2013

Exhibit 21.1

LIST OF SUBSIDIARIES OF NEOPHOTONICS CORPORATION

SUBSIDIARY	JURISDICTION
Lightconnect, Inc.	California
BeamExpress, Inc.	Delaware
Paxera LLC	Delaware
OpTun Inc.	Delaware
Lightwave Microsystems Corporation	Delaware
NeoPhotonics Corporation Limited	Hong Kong
Allied Faith Dev. Limited	Hong Kong
Gold Image Investment Limited	Hong Kong
NeoPhotonics (China) Co., Ltd.	People's Republic of China
NeoPhotonics Dongguan Co., Ltd.	People's Republic of China
Novel Centennial Limited	British Virgin Islands
Concord Photontech Limited	British Virgin Islands
Newave Management Limited	British Virgin Islands
Santur Corporation	Delaware
NeoPhotonics Japan, Godo Kaisha	Japan
NeoPhotonics Semiconductor, Godo Kaisha	Japan
NeoPhotonics Corporation, LLC	Russia

<u>**Attachment 1**</u>

Succeeded Agreement(s)

1. [●]

If you have any questions, please contact [*name*] at [*email*] or [*phone number*].

Sincerely,

____

Name:
Title:

EXHIBIT I

__________, 2013

[FORM OF] NOTICE OF ABSORPTION-TYPE COMPANY SPLIT AND SUCCESSION OF AGREEMENT(S)[1]

Messrs. [Company Name]
[Address]

[Name] ____________________________
Optical Component Unit
LSI Product Development Division
LAPIS Semiconductor Co., Ltd.
550-1, Higashiasakawa-machi
Hachioji-shi, Tokyo

Dear Sirs,

We have agreed to sell our optical components business to NeoPhotonics Semiconductor GK (the "**Successor**"), a subsidiary of NeoPhotonics Corporation, by means of an absorption-type company split (*kyushu bunkatsu*). The effective date of the absorption-type company split is currently set for [__________] 1, 2013 (the "**Effective Date**").

In connection with the abovementioned absorption-type company split, our position as party to the agreement(s) between us and your company set forth in Attachment 1 to this letter (the "**Succeeded Agreement(s)**") will be succeeded by the Successor on the Effective Date, and will remain effective between you and the Successor following the Effective Date. Please note that we will continue to be responsible for any accounts payable to your company that have accrued prior to the Effective Date [and certain other matters relating to the period prior to the Effective Date].

For more information regarding the transaction between us and the Successor, please see the press release available at [*website*].

---

[1] Note to Draft: In some cases, actual letters will deviate from this form based on the requirements of the relevant Succeeded Agreement or other circumstances.

Attachment 1

Succeeded Agreement(s)

1. [●]

For more information regarding the transaction between us and the Successor, please see the press release available at [*website*].

If you have any questions, please contact [*name*] at [*email*] or [*phone number*].

Sincerely,

____
Name:
Title:

EXHIBIT H

__________, 2013

[FORM OF] NOTICE OF ABSORPTION-TYPE COMPANY SPLIT AND SUCCESSION OF AGREEMENT(S)[1]

Messrs. [Company Name]
[Address]

[Name] ________________________
Optical Component Unit
LSI Product Development Division
LAPIS Semiconductor Co., Ltd.
550-1, Higashiasakawa-machi
Hachioji-shi, Tokyo

Dear Sirs,

We have agreed to sell our optical components business to NeoPhotonics Semiconductor GK (the "**Successor**"), a subsidiary of NeoPhotonics Corporation, by means of an absorption-type company split (*kyushu bunkatsu*). The effective date of the absorption-type company split is currently set for [__________] 1, 2013 (the "**Effective Date**").

In connection with the abovementioned absorption-type company split, our position as party to the agreement(s) between us and your company set forth in Attachment 1 to this letter (the "**Succeeded Agreement(s)**") will be succeeded by the Successor on the Effective Date, and will remain effective between you and the Successor following the Effective Date. Please note that we will continue to be responsible for any accounts payable to your company that have accrued prior to the Effective Date [and certain other matters relating to the period prior to the Effective Date].

If we do not receive your response within the abovementioned period, you will be deemed to have consented to the succession of the Succeeded Agreement(s).

---

[1] Note to Draft: In some cases, actual letters will deviate from this form based on the requirements of the relevant Succeeded Agreement or other circumstances.

<u>Attachment 1</u>

Succeeded Agreement(s)

1. [•]

We hereby request that you consent to the succession of the Succeeded Agreement(s) to the Successor by signing below and having a copy returned to us within [three (3)] weeks of the date hereof at [*address*], attention [*name*].

[If we do not receive your response within the abovementioned period, you will be deemed to have consented to the succession of the Succeeded Agreement(s).]

For more information regarding the transaction between us and the Successor, please see the press release available at [*website*].

If you have any questions, please contact [*name*] at [*email*] or [*phone number*].

Sincerely,

____
Name:
Title:

We hereby acknowledge, consent and agree to the succession of the Succeeded Agreement(s) without objection.

____
Name:
Title:

EXHIBIT G

__________, 2013

[FORM OF] CONSENT REQUEST FOR ABSORPTION-TYPE COMPANY SPLIT AND SUCCESSION OF AGREEMENT(S)[1]

Messrs. [Company Name]
[Address]

[Name] ______________________
Optical Component Unit
LSI Product Development Division
LAPIS Semiconductor Co., Ltd.
550-1, Higashiasakawa-machi
Hachioji-shi, Tokyo

Dear Sirs,

We have agreed to sell our optical components business to NeoPhotonics Semiconductor GK (the "**Successor**"), a subsidiary of NeoPhotonics Corporation, by means of an absorption-type company split (*kyushu bunkatsu*). The effective date of the absorption-type company split is currently set for [__________] 1, 2013 (the "**Effective Date**").

In connection with the abovementioned absorption-type company split, our position as party to the agreement(s) between us and your company set forth in Attachment 1 to this letter (the "**Succeeded Agreement(s)**") will be succeeded by the Successor on the Effective Date, and we and the Successor would like the Succeeded Agreement(s) to remain effective between you and the Successor following the Effective Date. Please note that we will continue to be responsible for any accounts payable to your company that have accrued prior to the Effective Date [and certain other matters relating to the period prior to the Effective Date].

---

[1] Note to Draft: In some cases, actual letters will deviate from this form based on the requirements of the relevant Succeeded Agreement or other circumstances. For example, if the relevant Succeeded Agreement requires consent for "change of control", we would change "succession" to "change of control".

* Pending Application

No.	Ref. No.	Country	App. No.	Filing Date	Laid Open No.	Status	IP firm
147	07ED0398US01	US	12/354829	2009/1/16	2009-0196546 A1	RCE	Volentine
148	08ED0005US01	US	12/556083	2009/9/9	2010-0080506 A1	RCE	Kubodera
149	08ED0251US01	US	12/659967	2010/3/26	2010-0254665 A1	Under Issuing	Rabin
150	05ED0013KR01	KR	20060101473.0	2006/10/18	1020070059934	Exm Reqested	Koreana
151	06ED0812JP01	JP	2007-170774	2007/6/28	2009-010741	Appealed 8/22	Kanakura
152	07ED0149JP01	JP	2007-253539	2007/9/28	2009-086111	Under Exam.	Kakimoto
153	07ED0398JP01	JP	2008-023918	2008/2/4	2009-186577	Under Exam.	Pearl
154	08ED0042JP01	JP	2008-230518	2008/9/9	2010-066345	Allowed 8/21	Kanakura
155	08ED0005JP01	JP	2008-247954	2008/9/26	2010-080707	Req.Exam 2011	Iizuka
156	08ED0251JP01	JP	2009-090354	2009/4/2	2010-245186	Req.Exam 3/22	Iizuka
157	97ED0576DE01	DE	105035.0	2000/3/9	EP1079440	Under Exam	Pearl, Betten
158	06ED0812CN01	CN	200810100735.6	2008/5/20	CN 101335503A	Issue Fee paid 8/21	Sanyou

121	99ED0284JP01	JP	2000-089074	2000/3/28	4060023	2007/12/28	2020/3/28
122	99ED0458JP01	JP	2000-117994	2000/4/19	4809515	2011/8/26	2020/4/19
123	99ED0451JP01	JP	2000-176468	2000/6/13	4693959	2011/3/4	2020/6/13
124	99ED0294JP01	JP	2000-195602	2000/6/29	4601129	2010/10/8	2020/6/29
125	98RL0072JP01	JP	2000-201686	2000/7/4	4562249	2010/8/6	2020/7/4
126	99ED0589JP01	JP	2000-244415	2000/8/11	4618854	2010/11/5	2020/8/11
127	00RL0062JP01	JP	2001-149796	2001/5/18	4703031	2011/3/18	2021/5/18
128	00ED0125JP01	JP	2001-175840	2001/6/11	4785276	2011/7/22	2021/6/11
129	00ED0559JP01	JP	2001-183049	2001/6/18	4704614	2011/3/18	2021/6/18
130	01RL0060JP01	JP	2002-039526	2002/2/18	3949977	2007/4/27	2022/2/18
131	01ED0263JP01	JP	2002-041721	2002/2/19	3974421	2007/6/22	2022/2/19
132	01ED0289JP01	JP	2002-050263	2002/2/26	4238508	2009/1/9	2022/2/26
133	00RL0116JP01	JP	2002-116394	2002/4/18	4075442	2008/2/8	2022/4/18
134	01ED0557JP01	JP	2002-182357	2002/6/24	3485559	2003/10/24	2022/6/24
135	01ED0542JP01	JP	2002-356953	2002/12/9	4045181	2007/11/22	2022/12/9
136	02ED0307JP01	JP	2003-009085	2003/1/17	3667320	2005/4/15	2023/1/17
137	02ED0551JP01	JP	2003-186878	2003/6/30	4318974	2009/6/5	2023/6/30
138	02ED0497JP01	JP	2003-194329	2003/7/9	4530627	2010/6/18	2023/7/9
139	02ED0499JP01	JP	2004-016348	2004/1/23	4822667	2011/9/16	2024/1/23
140	04ED0050JP01	JP	2004-188144	2004/6/25	4399321	2009/10/30	2024/6/25
141	95RL0013JP03	JP	2005-232008	2005/8/10	4024260	2007/10/12	2015/7/27
142	04ED0310JP01	JP	2005-351802	2005/12/6	4560479	2010/7/30	2025/12/6
143	05ED0013JP01	JP	2005-351804	2005/12/6	4789608	2011/7/29	2025/12/6
144	05RL0204JP01	JP	2006-270004	2006/9/29	4340281	2009/7/10	2026/9/29
145	06ED0293JP01	JP	2007-084143	2007/3/28	4280290	2009/3/19	2027/3/28
146	06ED0719JP01	JP	2007-248508	2007/9/26	5020012	2012/6/22	2027/9/26

81	08ED0004US01	US	12/461577	2009/8/17	7981787	2011/7/19	2029/8/17
82	97ED0576KR01	KR	20000011745	2000/3/9	673567	2007/1/17	2020/3/9
83	96EP0018KR01	KR	98-0010332	1998/3/25	370987	2003/1/22	2018/3/25
84	93EP0012JP01	JP	05-234145	1993/8/26	3350579	2002/9/13	2013/8/26
85	93RL0635JP01	JP	06-139172	1994/6/21	3409266	2003/3/20	2014/6/21
86	93RL0421JP01	JP	06-144162	1994/6/27	2968440	1999/8/20	2014/6/27
87	93RL0621JP01	JP	06-177149	1994/7/28	3120000	2000/10/13	2014/7/28
88	94RL0022JP01	JP	06-201918	1994/8/26	3442493	2003/6/20	2014/8/26
89	94EP0006JP01	JP	06-322144	1994/12/26	3291147	2002/3/22	2014/12/26
90	95RL0013JP01	JP	07-192184	1995/7/27	3767927	2006/2/10	2015/7/27
91	94RL0877JP01	JP	07-213397	1995/8/22	3217653	2001/8/3	2015/8/22
92	95RL0165JP01	JP	07-322029	1995/12/11	3695812	2005/7/8	2015/12/11
93	94RL0556JP01	JP	08-092639	1996/4/15	3625954	2004/12/10	2016/4/15
94	95RL0531JP01	JP	08-286619	1996/10/29	3217714	2001/8/3	2016/10/29
95	95RL0469JP01	JP	08-308056	1996/11/19	3226806	2001/8/31	2016/11/19
96	96EP0018JP01	JP	09-073396	1997/3/26	4084436	2008/2/22	2017/3/26
97	96RL0500JP01	JP	09-200837	1997/7/10	4168460	2008/8/15	2017/7/10
98	96EC0191JP01	JP	09-195554	1997/7/22	3939398	2007/4/6	2017/7/22
99	96RL0616JP01	JP	09-243705	1997/9/9	3623638	2004/12/3	2017/9/9
100	95RL0901JP01	JP	09-271764	1997/10/3	4347919	2009/7/24	2017/10/3
101	97RL0066JP01	JP	09-301301	1997/10/31	3897420	2007/1/5	2017/10/31
102	97RL0295JP01	JP	10-030477	1998/1/28	4280316	2009/3/19	2018/1/28
103	97RL0348JP01	JP	10-052902	1998/2/17	3771034	2006/2/17	2018/2/17
104	97RL0093JP01	JP	10-101033	1998/4/13	4001416	2007/8/24	2018/4/13
105	97RL0262JP01	JP	10-107712	1998/4/17	4554731	2010/7/23	2018/4/17
106	97RL0267JP01	JP	10-189995	1998/7/6	4122577	2008/5/16	2018/7/6
107	97ED0884JP01	JP	10-287037	1998/10/8	4503107	2010/4/30	2018/10/8
108	98ED0263JP01	JP	10-312063	1998/11/2	3534624	2004/3/19	2018/11/2
109	98ED0100JP01	JP	10-351580	1998/12/10	3152907	2001/1/26	2018/12/10
110	98ED0280JP01	JP	11-021227	1999/1/29	3464161	2003/8/22	2019/1/29
111	98RL0284JP01	JP	11-051502	1999/2/26	3723371	2005/9/22	2019/2/26
112	97ED0576JP01	JP	11-239661	1999/8/26	4450454	2010/2/5	2019/8/26
113	98RL0205JP01	JP	11-285304	1999/10/6	4488559	2010/4/9	2019/10/6
114	98RL0496JP01	JP	11-287961	1999/10/8	4446520	2010/1/29	2019/10/8
115	99ED0024JP01	JP	11-289102	1999/10/12	4364358	2009/8/28	2019/10/12
116	98RL0447JP01	JP	11-291890	1999/10/14	4570712	2010/8/20	2019/10/14
117	97RL0326JP01	JP	11-296197	1999/10/19	4510961	2010/5/14	2019/10/19
118	99RL0096JP01	JP	11-340068	1999/11/30	4640733	2010/12/10	2019/11/30
119	99RL0121JP01	JP	11-343171	1999/12/2	4656459	2011/1/7	2019/12/2
120	98RL0565JP01	JP	11-348560	1999/12/8	4437579	2010/1/15	2019/12/8

41	99ED0462US01	US	09/699688	2000/10/31	6470118	2002/10/22	2020/10/31
42	99ED0389US01	US	09/729766	2000/12/6	6687446	2004/2/3	2021/11/26
43	99ED0302US01	US	09/732728	2000/12/11	6399968	2002/6/4	2020/12/11
44	98RL0072US01	US	09/774643	2001/2/1	6495766	2002/12/17	2021/2/1
45	99ED0494US01	US	09/799049	2001/3/6	6383853	2002/5/7	2021/3/6
46	99ED0284US01	US	09/818894	2001/3/28	6456767	2002/9/24	2021/3/28
47	96EP0018US02	US	09/873208	2001/6/5	6504185	2003/1/7	2018/3/19
48	99RL0226US01	US	09/880137	2001/6/14	6640025	2003/10/28	2021/6/14
49	98RL0367US01	US	09/887424	2001/6/25	6600842	2003/7/29	2021/6/25
50	98ED0263US02	US	09/930136	2001/8/16	6537865	2003/3/25	2019/4/22
51	00ED0125US01	US	09/978053	2001/10/17	6521476	2003/2/18	2021/10/17
52	00RL0050US01	US	09/984280	2001/10/29	6894267	2005/5/17	2021/10/29
53	01ED0006US01	US	10/059149	2002/1/31	7118932	2006/10/10	2024/5/5
54	98RL0447US01	US	10/112938	2002/4/2	6999638	2006/2/14	2022/12/15
55	97ED0186US02	US	10/135444	2002/5/1	6919541	2005/7/19	2019/10/4
56	00ED0702US01	US	10/212170	2002/8/6	6773945	2004/8/10	2022/8/6
57	99ED0284US02	US	10/216858	2002/8/13	7046868	2006/5/16	2021/6/23
58	96EP0014US02	US	10/227412	2002/8/26	6562649	2003/5/13	2018/9/28
59	00ED0655US01	US	10/238652	2002/9/11	6974714	2005/12/13	2023/5/10
60	96EP0018US03	US	10/300848	2002/11/21	6908777	2005/6/21	2018/6/14
61	01ED0557US01	US	10/305966	2002/11/29	6882178	2005/4/19	2022/11/24
62	01ED0442US01	US	10/323935	2002/12/20	7164822	2007/1/16	2023/2/12
63	01ED0064US01	US	10/353028	2003/1/29	6867120	2005/3/15	2023/2/20
64	01ED0508US01	US	10/449492	2003/6/2	6916373	2005/7/12	2023/7/10
65	02ED0307US01	US	10/618601	2003/7/15	6900698	2005/5/31	2023/8/17
66	01ED0542US01	US	10/623655	2003/7/22	7132748	2006/11/7	2023/7/22
67	01ED0505US01	US	10/670719	2003/9/26	6974761	2005/12/13	2024/1/24
68	02RL0123US01	US	10/765860	2004/1/29	6985647	2006/1/10	2024/5/29
69	02RL0131US01	US	10/786024	2004/2/26	7137745	2006/11/21	2024/5/7
70	02ED0499US01	US	11/040016	2005/1/24	7608864	2009/10/27	2025/8/15
71	04ED0050US01	US	11/060299	2005/2/18	7276972	2007/10/2	2025/10/20
72	01ED0006US02	US	11/063832	2005/2/23	7289711	2007/10/30	2022/12/6
73	00ED0655US02	US	11/196271	2005/8/4	7323352	2008/1/29	2023/7/16
74	04ED0339US01	US	11/528321	2006/9/28	7705377	2010/4/27	2028/4/4
75	04ED0310US01	US	11/607992	2006/12/4	7593610	2009/9/22	2026/12/4
76	05ED0277US01	US	11/711749	2007/2/28	7606447	2009/10/20	2027/2/28
77	05ED0847US01	US	11/769818	2007/6/28	7620090	2009/11/17	2027/6/28
78	05RL0204US01	US	11/905363	2007/9/28	7639436	2009/12/29	2028/1/20
79	06ED0293US01	US	12/068413	2008/2/6	7905666	2011/3/15	2029/10/24
80	06ED0812US01	US	12/144685	2008/6/24	7755433	2010/7/13	2028/6/24

Attachment A-1

Patents

*Filed Patents

No.	Ref. No.	Country	App. No.	Filing Date	Patent No.	Issue Date	Exp. Date
1	93RL0624US01	US	08/489939	1995/6/13	5636045	1997/6/3	2015/6/13
2	93EP0064US01	US	08/507149	1995/7/26	5694069	1997/12/2	2015/7/26
3	93RL0495US01	US	08/539685	1995/10/5	5686851	1997/11/11	2015/10/5
4	94EC0474US01	US	08/660107	1996/6/7	5680493	1997/10/21	2016/6/7
5	95RL0004US01	US	08/663875	1996/6/19	5786916	1998/7/28	2016/6/19
6	95EP0022US01	US	08/788374	1997/1/24	5994158	1999/11/30	2017/1/24
7	95EP0030US01	US	08/907126	1997/8/6	5828085	1998/10/27	2017/8/6
8	96EC0010US01	US	08/959855	1997/10/29	6087194	2000/7/11	2017/10/29
9	96EC0192US01	US	09/015929	1998/1/30	6052178	2000/4/18	2018/1/30
10	96RL0313US01	US	09/034288	1998/3/4	6229943	2001/5/8	2018/3/4
11	96EP0018US01	US	09/044009	1998/3/19	6265728	2001/7/24	2018/3/19
12	96EP0010US01	US	09/061044	1998/4/16	6083813	2000/7/4	2018/4/16
13	96RL0576US01	US	09/083934	1998/5/26	6037615	2000/3/14	2018/5/26
14	96RL0299US01	US	09/092875	1998/6/8	6075405	2000/6/13	2018/6/8
15	97RL0046US01	US	09/112016	1998/7/8	6101295	2000/8/8	2018/7/8
16	96EP0014US01	US	09/161227	1998/9/28	6470038	2002/10/22	2018/9/28
17	97ED0447US01	US	09/187001	1998/11/6	6246097	2001/6/12	2018/11/6
18	97EC0297US01	US	09/206165	1998/12/7	6409398	2002/6/25	2018/12/7
19	97ED0186US01	US	09/206235	1998/12/7	6413888	2002/7/2	2018/12/7
20	96RL0504US01	US	09/222866	1998/12/30	6374028	2002/4/16	2018/12/30
21	97ED0547US01	US	09/246143	1999/2/8	6396117	2002/5/28	2019/2/8
22	97RL0325US01	US	09/253740	1999/2/22	6340251	2002/1/22	2019/2/22
23	98EC0202US01	US	09/285230	1999/4/1	6309113	2001/10/30	2019/4/1
24	98ED0263US01	US	09/296496	1999/4/22	6294801	2001/9/25	2019/4/22
25	97RL0296US01	US	09/434485	1999/11/5	6360048	2002/3/19	2019/11/5
26	98ED0100US01	US	09/447437	1999/11/23	6483098	2002/11/19	2019/11/23
27	98RL0113US01	US	09/450117	1999/11/26	6359720	2002/3/19	2019/11/26
28	97ED0576US01	US	09/490327	2000/1/24	6303968	2001/10/16	2020/1/24
29	98ED0789US01	US	09/503841	2000/2/15	6246284	2001/6/12	2020/2/15
30	99ED0080US01	US	09/527393	2000/3/16	6343163	2002/1/29	2020/3/16
31	99ED0075US01	US	09/531777	2000/3/21	6463188	2002/10/8	2020/3/21
32	97RL0674US01	US	09/533737	2000/3/23	6411765	2002/6/25	2020/3/23
33	98RL0491US01	US	09/563889	2000/5/3	6326860	2001/12/4	2020/5/3
34	99RL0120US01	US	09/570549	2000/5/12	6307433	2001/10/23	2020/5/12
35	99ED0024US01	US	09/584729	2000/6/1	6440846	2002/8/27	2020/6/1
36	98RL0378US01	US	09/615597	2000/7/13	6323530	2001/11/27	2020/7/13
37	97EC0603US01	US	09/669878	2000/9/27	6510168	2003/1/21	2020/9/27
38	99ED0451US01	US	09/679364	2000/10/5	6376892	2002/4/23	2020/10/5
39	98ED0611US01	US	09/694326	2000/10/24	6366142	2002/4/2	2020/10/24
40	99ED0113US01	US	09/697294	2000/10/27	6478477	2002/11/12	2020/10/27

IN WITNESS WHEREOF, the undersigned have executed this Patent Assignment as of the date first above written.

Lapis Semiconductor Co., Ltd.

BY: ______________________________

Name:

Title:

NeoPhotonics Semiconductor GK

BY: ______________________________

Name:

Title:

PATENT ASSIGNMENT

THIS PATENT ASSIGNMENT ("Patent Assignment") is made and entered into as of *Closing Date*, 2013, by and among NeoPhotonics Semiconductor GK, a Japanese limited liability company (*gōdō kaisha*) ("***Assignee***"), and Lapis Semiconductor Co., Ltd., a Japanese corporation ("***Assignor***").

WHEREAS, Assignor and Assignee have entered into an Intellectual Property Assignment, dated as of the date hereof, pursuant to which Assignor has agreed to assign to Assignee the Patents (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth in this Patent Assignment and in the Intellectual Property Assignment, the parties agree as follows:

1. Patents.

"Patents" means the patents and patent applications listed on Attachment A-1 hereto, and any continuations, divisionals, continuations-in-part, provisionals and other applications that claim priority from any of such patents and patent applications and any patents issuing on any of the foregoing, and any reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing.

2. Assignment.

Assignor hereby assigns, transfers and conveys to Assignee all of its rights, title and interest in and to the Patents, and all rights, claims and privileges pertaining to the Patents, including, without limitation, rights to the underlying inventions, the right to prosecute and maintain the Patents, and the right to sue and recover damages for past, present and future infringement of any of the Patents.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed this Assignment Agreement as of the date first above written.

Lapis Semiconductor Co., Ltd.

BY: ______________________________

Name:

Title:

NeoPhotonics Semiconductor GK

BY: ______________________________

Name:

Title:

Amendment. This Assignment Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party hereto and that identifies itself as an amendment to this Assignment Agreement.

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. § 1350), Timothy S. Jenks, President, Chief Executive Officer and Chairman of the Board of Directors of NeoPhotonics Corporation (the "Company"), and James D. Fay, Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2012, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 15th day of March, 2013.

/S/ TIMOTHY S. JENKS

Timothy S. Jenks
President, Chief Executive Officer and
Chairman of the Board of Directors

/S/ JAMES D. FAY

James D. Fay
Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of NeoPhotonics Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.